Exhibit 99.1

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED DECEMBER 24, 2014

INFORMATION STATEMENT

Federal-Mogul Motorparts Corporation

Common Stock

This information statement is being furnished in connection with the distribution by Federal-Mogul Holdings Corporation (“Federal-Mogul Holdings”) to its stockholders of 100% of the outstanding shares of common stock of Federal-Mogul Motorparts Corporation (“FM Motorparts”), a Delaware corporation and an indirect wholly-owned subsidiary of Federal-Mogul Holdings. At the time of the spin-off, FM Motorparts will hold, directly or through its subsidiaries, the assets and liabilities associated with Federal-Mogul Holdings’ Motorparts Business (as defined herein). To implement the spin-off of FM Motorparts, Federal-Mogul Holdings will distribute all of the outstanding shares of common stock, par value $0.01 per share, of FM Motorparts (the “FM Motorparts Common Stock”) on a pro rata basis to Federal-Mogul Holdings stockholders as of          p.m. Eastern time on             , 2015 (the “record date”).

Each share of Federal-Mogul Holdings common stock outstanding as of the record date will entitle the holder thereof to receive              shares of FM Motorparts Common Stock. Fractional shares of FM Motorparts Common Stock will not be distributed. Instead, fractional shares that Federal-Mogul Holdings stockholders otherwise would have been entitled to receive after application of the foregoing ratio will be aggregated and sold in the public market by the distribution agent and the aggregate cash proceeds of these sales, net of brokerage fees and other expenses, will be distributed pro rata to those stockholders who otherwise would have been entitled to receive fractional shares. We expect the shares of FM Motorparts Common Stock to be distributed by Federal-Mogul Holdings to you on             , 2015 (the “distribution date”). As discussed under “The Spin-Off—Trading Between the Record Date and Distribution Date,” if you sell your shares of Federal-Mogul Holdings common stock in the “regular-way” market after the record date but before the distribution, you also will be selling your right to receive shares of FM Motorparts Common Stock pursuant to the spin-off. We expect that the spin-off will be tax-free to Federal-Mogul Holdings stockholders for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares. See “Material U.S. Federal Income Tax Consequences.”

No action will be required by you to receive shares of FM Motorparts Common Stock in the spin-off, which means that:

•	no vote of Federal-Mogul Holdings stockholders is required in connection with the spin-off, we are not asking you for a proxy and you are requested not to send us a proxy;

•	you will not be required to pay for the shares of FM Motorparts Common Stock that you will receive in the spin-off; and

•	you do not need to surrender or exchange any of your shares of Federal-Mogul Holdings common stock in order to receive shares of FM Motorparts Common Stock or take any other action in connection with the spin-off.

Following the spin-off, FM Motorparts will be a publicly traded company independent from Federal-Mogul Holdings, and Federal-Mogul Holdings will not retain any FM Motorparts Common Stock. We expect that, immediately following the spin-off, IEH FM Holdings, LLC and affiliated persons (collectively, “IEH”), which currently own approximately     % of the outstanding shares of Federal-Mogul Holdings common stock, will own approximately     % of the outstanding shares of FM Motorparts Common Stock.

There is no current trading market for FM Motorparts Common Stock. FM Motorparts intends to apply to have the FM Motorparts Common Stock listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “FMMP.” We expect that a limited market, commonly known as a “when-issued” trading market, will develop for the shares of FM Motorparts Common Stock being distributed in the spin-off on or shortly before the record date and continue up to and including the distribution date. After the spin-off, all shares of FM Motorparts Common Stock will be traded on a regular settlement basis, or “regular-way” trading, under the symbol “FMMP.” We cannot predict the trading prices for FM Motorparts Common Stock before, on or after the distribution date.

Notice of this information statement’s availability will be first sent to holders of record of Federal-Mogul Holdings common stock on or about             , 2015.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 23.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is             , 2015.

Basis of Presentation

In this information statement, unless the context otherwise requires:

•	“FM Motorparts,” “we,” “us,” “our,” “our company” and “the Company” refer to Federal-Mogul Motorparts Corporation and its subsidiaries;

•	“Federal-Mogul Holdings” refers to Federal-Mogul Holdings Corporation and its subsidiaries, other than, for all periods following the spin-off, FM Motorparts; and

•	“IEH” refers to IEH FM Holdings, LLC, an entity controlled by Carl C. Icahn, and its affiliated persons.

References in this information statement to FM Motorparts’ historical assets, liabilities, products, businesses or activities are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the Motorparts Business as conducted by Federal-Mogul Holdings and its subsidiaries prior to the spin-off. We refer to Federal-Mogul Holdings’ distribution of the shares of FM Motorparts Common Stock to its stockholders as the “distribution” or the “spin-off.”

Following the spin-off:

•	Federal-Mogul Holdings will own and operate its Powertrain segment (the “Powertrain Business”), which supplies advanced technologies and precision components for demanding powertrain applications and environments for use in automotive, heavy duty and industrial applications; and

•	We will own and operate Federal-Mogul Holdings’ Motorparts segment (the “Motorparts Business”), which sells and distributes leading products and globally recognized brands in the global vehicle aftermarket, while also serving original equipment manufacturers with products including braking, chassis and wipers in automotive, heavy duty and/or certain other transportation-related applications.

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Trademarks, Trade Names and Service Marks

FM Motorparts owns or has rights to use certain trademarks, service marks and trade names that are registered or exist under common law in the United States and other jurisdictions. Trademarks that are important in identifying and distinguishing our products and services are ANCO®, Abex®, Beral®, Beru®, Champion®, AE®, Fel-Pro®, FP Diesel®, Goetze®, Glyco®, JURID®, National®, Necto®, Nüral®, Payen®, Sealed Power®, MOOG®, Ferodo®, THERMOQUIET® and Wagner®, all of which are owned or licensed by us. FM Motorparts’ rights to some of these trademarks may be limited to select markets. Each trademark, trade name or service mark of any other company appearing in this information statement is, to FM Motorparts’ knowledge, owned by such other company.

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INFORMATION STATEMENT SUMMARY

This summary highlights information discussed elsewhere in this information statement. This summary does not contain all the details concerning the spin-off or other information that may be important to you. To better understand the spin-off and our business and financial position, you should carefully review this entire information statement.

Overview

FM Motorparts sells and distributes a broad portfolio of products in the global vehicle aftermarket under more than 20 of the world’s most recognizable brands and through customer private label programs. FM Motorparts also provides original equipment manufacturers (“OEMs”) with braking, chassis and wiper products. FM Motorparts believes its aftermarket products are recognized for their superior quality, safety and performance. Approximately 75% of FM Motorparts’ net sales are derived from sales to customers in the aftermarket and approximately 25% are attributable to sales to OEMs and the original equipment service (“OES” and collectively with OEM, “OE”) channel. As of September 30, 2014, FM Motorparts had over 11,000 active customers globally. During the nine months ended September 30, 2014, FM Motorparts shipped over 340 million parts to more than 43,000 ship-to locations in more than 150 countries.

FM Motorparts sells its products across three geographic business segments: (i) North and South America (the “Americas”); (ii) Europe, the Middle East and Africa (“EMEA”); and (iii) Asia and the Pacific Rim (“Asia-Pacific”). For each of the nine months ended September 30, 2014 and the year ended December 31, 2013, FM Motorparts derived approximately 58% of its sales in the Americas, approximately 37% of its sales in EMEA and approximately 5% of its sales in Asia-Pacific. Aftermarket products are vehicle replacement parts that are not sourced from the OEM. FM Motorparts’ aftermarket products are designed to facilitate installation and improve vehicle safety, durability and vehicle performance. FM Motorparts’ products are utilized widely in vehicle braking systems and chassis, as well as in engine and sealing applications and general service. FM Motorparts sells its products, which total more than 570,000 SKUs, into the independent automotive, heavy-duty and specialty replacement markets. These products are manufactured by FM Motorparts as well as purchased from outside suppliers, including the Powertrain Business. Through global market insight and brand and product line management, aftermarket and OE customers worldwide benefit from the Company’s innovative technology, manufacturing, supply chain and distribution expertise.

FM Motorparts’ brands are recognized as symbols for products that provide quality, safety and performance advantages. Our products are sold under the following principal brands:

For the nine months ended September 30, 2014 and the year ended December 31, 2013, we generated net sales of $2,370 million and $2,935 million, respectively, and Operational EBITDA of $170 million and $214 million, respectively. Operational EBITDA is a non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure” and “—Results of Operations” for the definition and a discussion of Operational EBITDA and a reconciliation of Operational EBITDA to net income (loss), the most comparable GAAP measure.

In May and July 2014, we completed the acquisitions of the chassis components business of Affinia Group, Inc. (the “Affinia Acquisition”) and certain portions of the global brake component business of Honeywell International, Inc. (the “Honeywell Acquisition” and together with the Affinia Acquisition, the “Acquisitions”), respectively. These Acquisitions solidified our market-leading braking and chassis product lines by further strengthening our manufacturing and engineering capabilities and diversifying our customer base. In addition, both Acquisitions have provided us with significant manufacturing, purchasing and administrative synergy opportunities. The business acquired in the Affinia Acquisition generated net sales of approximately $189 million for the year ended December 31, 2013 and full integration is expected to be completed by mid-2015. The business acquired in the Honeywell Acquisition generated net sales of approximately $569 million for the year ended December 31, 2013 and integration is expected to be substantially completed over the next two years.

Our Industry

The global vehicle population (also known as the “car parc”) is expected to grow from approximately 1.2 billion in 2014 to over 1.5 billion in 2020, representing a compound annual growth rate of four percent. Given our participation in both the aftermarket, which comprises approximately 75% of our sales, and the OE channel, which comprises approximately 25% of our sales, growth in the global car parc benefits all aspects of our business.

Source: R.L. Polk & Co., Sept. 2014

Demand for OE products is generally a function of the number of new vehicles produced and OES channel sales, which in turn is driven by larger economic factors including employment trends, interest rates, fuel prices, consumer confidence and regulatory conditions. While OE demand is typically driven by planned vehicle production, suppliers can grow notwithstanding a slower pace of new vehicle growth by increasing their market share and product content per vehicle through sales of existing product lines or expansion into new product line offerings. Given the consolidation and globalization throughout the automotive industry, suppliers combining a global presence with strong engineering, technology, manufacturing and customer support will be best positioned to take advantage of OE business opportunities.

Products for the global vehicle aftermarket are sold directly to a wide range of distributors, retail parts stores and mass merchants that distribute these products to professional service providers and “do-it-yourself” consumers. In some cases, we also sell products directly to service chains. Demand for aftermarket products historically has been driven by three primary factors: (i) the number of vehicles in operation; (ii) the average age of vehicles; and (iii) vehicle usage trends. These factors, while applicable in all regions, vary depending on the composition of the car parc and other factors, which are discussed in greater detail below.

•	Number of Vehicles in Operation: The global car parc is expected to grow to over 1.5 billion by 2020. The car parc growth in certain emerging markets, such as China, is increasing at the highest rate, while more mature markets are expected to continue to remain stable or to grow modestly in size, indicating that new car sales are well beyond the replacement rate for scrapped vehicles.

•	Increase in Average Age of Vehicles: The average age of vehicles on the road in the United States has increased from 9.6 years in 2002 to an estimated 10.7 years in 2014 and is projected to remain relatively constant at approximately 11.8 years through 2020, driving the need for maintenance and repair work and thereby increasing the overall demand for aftermarket replacement parts in the United States. Annual vehicle repair and maintenance costs increase steadily until a vehicle is approximately 10 years old, as reflected in the following chart.

Annual Vehicle Maintenance Costs

Source: IMR Continuing Consumer Auto Maintenance Tracking Study

•	Vehicle Usage Trends: The overall usage of the vehicle fleet, typically measured in number of miles driven, generally has increased year-over-year in most global markets. Higher usage causes vehicle parts to wear out faster, requiring more frequent replacement. Vehicle usage has stabilized in more established markets, but it is expected to continue to grow in emerging markets. While global miles driven may vary, the number of new vehicles produced in emerging markets and the growth in the global car parc are strong indicators of future demand for aftermarket parts and services. Vehicle usage also is highly sensitive to fuel costs, which have declined significantly in 2014 but remain volatile.

More recent trends in the global aftermarket include:

•	Channel Consolidation: In the more mature markets of the United States and Western Europe, there has been increasing consolidation in aftermarket distribution networks with larger, more sophisticated aftermarket distributors and retailers gaining market share. These distributors generally require larger, more sophisticated suppliers with product expertise, category management and supply chain services and capabilities, as well as a global manufacturing and services footprint.

•	Growth of Online Capabilities: Reaching consumers directly through online capabilities, including e-commerce, is expected to have an increasing impact on the global aftermarket industry and how aftermarket products are sold. Autocare.org forecasts online sales of U.S. automotive replacement parts to be nearly $28 billion in 2023, up 17% annually from $6 billion in 2013, while sales through traditional offline channels are expected to increase by only 3.5% during the same period. While only eight percent of the total global market in consumer “do it yourself” purchases were made online, 82% of consumers indicate that they research replacement parts online. Similarly, 33% of installers indicate that they expect their online research for automotive replacement parts using public websites to increase in the next three years. Establishment of a robust online presence will be critical for suppliers regardless of whether they intend to participate directly in e-commerce.

•	Increase in Private Label Brands and Low Cost Country (“LCC”) Imports: In the United States, there has been an increase in private label or store brands sold by retailers and distributors at a lower price point than premium brands of the same products. However, in many cases, retailers or wholesale distributors creating private label brands will still rely on established suppliers, like FM Motorparts, to manufacture their private label products and, in some cases, utilize co-branding to support their private label offerings.

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Changes in Consumer Behavior: The aftermarket is impacted by changes in economic conditions, volatility in fuel prices, and expanding focus on environmental and energy conservation. For example, the number of consumers with the ability to purchase new vehicles in Europe has been reduced due to adverse economic conditions, which is likely to increase demand for repairs in order to keep older vehicles road-worthy. Increased environmental regulation will lead to additional replacement parts being required on a more frequent basis to meet more exacting standards. Recent falling fuel prices in the United States are likely to lead consumers to drive more and to increase disposable income available for consumers to purchase aftermarket automotive parts and complete necessary repairs.

United States

In the United States, the car parc is forecasted to grow from approximately 258 million vehicles in 2013 to approximately 275 million vehicles in 2020, while the total distance driven for vehicles in operation is expected to increase from approximately 3,000 billion miles in 2013 to approximately 3,200 billion miles in 2020.

Source: R.L. Polk & Co., Dec. 2014	Source: R.L. Polk & Co., Dec. 2014; Frost & Sullivan 2014 Strategic Analysis of the North American and European Tire Pressure Monitoring Systems Aftermarket

In addition, U.S. aftermarket sales are anticipated to reach $280 billion by 2020, a 2.4% compound annual growth rate from 2013 aftermarket sales.

Source: Autocare.org 2015 Factbook

Europe

In Europe, the car parc is forecasted to grow from approximately 375 million vehicles in 2013 to approximately 425 million vehicles in 2020, while the distance driven for vehicles in operation is expected to increase from approximately 5.3 billion kilometers in 2013 to approximately 5.7 billion kilometers in 2020. Most of this growth is expected to be the result of a growing car parc in Eastern Europe. Similar to the mature U.S. aftermarket, Europe is expected to see the average vehicle age remain steady during this period.

Source: R.L. Polk & Co., Dec. 2014	Source: R.L. Polk & Co., Dec. 2014; Frost & Sullivan 360° Europe Market Research

Further, as noted in the chart below, total aftermarket sales are expected to reach 110 billion Euros by 2020, representing a 2.3% compound annual growth rate from 2013 aftermarket sales.

Source: Frost & Sullivan 360° Europe Market Research

While Europe is a mature market similar to North America, the aftermarket is significantly more fragmented and complex as a result of the average age and number of vehicles in use varying from country to country as well as the use of multiple languages across Europe. Although there is continuing consolidation among aftermarket distributors in Europe, such consolidation is less advanced than in the United States. As this consolidation increases, we believe it will be more difficult for smaller suppliers that do not offer multiple product lines and enhanced customer support to compete effectively. In addition, internet adoption in Europe is occurring faster than in the United States, emphasizing the importance of a robust online presence in Europe.

Asia-Pacific

Asia-Pacific is made up of several markets, some of which are relatively mature and stable, such as Australia and Thailand, and others that are young with growing vehicle populations. As the size of the aggregate car parc continues to increase in Asia-Pacific, along with the overall age of vehicles on the road, the need for replacement parts for vehicles produced and in service is likely to provide accelerating and sustained demand for aftermarket service and repair components in this region.

Source: R.L. Polk & Co., Dec. 2014

The car parc in China, our largest Asia-Pacific market, is expected to almost double in the next six years from approximately 145 million vehicles in operation in 2014 to approximately 290 million vehicles in operation by 2020, representing a compound annual growth rate of over 12%. Additionally, the average vehicle age in China is anticipated to increase from 2.9 years in 2013 to 4.5 years in 2020 according to a 2014 Frost & Sullivan study. In addition, the average number of miles driven is expected to increase steadily through 2020.

Source: R.L. Polk & Co., Dec. 2014; Frost & Sullivan 2014 China Aftermarket

The Asia-Pacific vehicle population is expected to not only grow but also mature, accelerating demand for aftermarket service and repair components in this region. Total aftermarket sales in China are expected to grow at an annual rate of over 29% between 2013 and 2015 according to a 2014 Frost & Sullivan study.

Currently, a large percentage of vehicle repair and maintenance in China is performed through the OES channel. Changes to the regulatory environment, particularly in China, are expected to promote the growth of an independent aftermarket, similar to what has occurred in other more mature markets. The aftermarket in Asia continues to evolve and is highly fragmented, with individual countries having their own distribution models, presenting an opportunity for aftermarket suppliers with sufficient scale and a broad product portfolio to gain market share in this region.

Our Strengths

We believe we distinguish ourselves through the following competitive strengths, which we believe will be further enhanced as result of the spin-off:

•	Leading Brands: We sell an extensive portfolio of high-quality products under premium aftermarket brands to customers around the world. Our products are critical to vehicle safety and performance. Our premium brands, which, in many cases, have been in existence for more than 75 years, cover all major categories of vehicle repair, including braking, chassis and steering, powertrain, driveline and other major service components in the vehicle. Throughout our history, our objective has been to be the supplier of choice for repair professionals by engineering and manufacturing products that are as good as, or better than, the OE products they replace. Our aftermarket products benefit from the innovative technology we have developed as a leading supplier to OEMs of braking, chassis and wiper products, and from our historical relationship with the Powertrain Business. While we focus on promoting our leading brands, we also are a key supplier of private label branded products, which allows us to serve all levels of customer demand. Many of our private label offerings are co-branded or identify FM Motorparts as the supplier, allowing retail and wholesale customers to differentiate their private label offerings.

•	Global Capabilities with Regional Focus: As the aftermarket customer base consolidates and becomes more global, FM Motorparts is able to serve global customer demand through its network of 34 manufacturing facilities, eight engineering and technical centers and 20 distribution centers in 13 countries. For the nine months ended September 30, 2014, FM Motorparts shipped product to customers in over 150 countries through its comprehensive distribution network. Our global reach allows us to manufacture, engineer and source products anywhere in the world and serve a global customer base. At the same time, we manage aftermarket sales and distribution on a regional basis to better respond to diverse vehicle populations, market opportunities and local distribution models. Being a global company with a regional focus also provides us with the flexibility to manage both global and regional brands and customers, and to extend our brands to new markets in response to shifts in local vehicle populations.

•	Diverse Customer Base: We provide replacement parts to a wide range of aftermarket channel partners including nearly every major supplier of aftermarket parts in North America and Europe, ranging from large retail and independent warehouse distributors to other automotive and specialty product customers. As of September 30, 2014, we had over 11,000 active customers. We also serve the global automotive OE market with our brake component and wiper products and the agriculture and off-road vehicle markets with our chassis products. For the nine months ended September 30, 2014, our major OE end customers included Volkswagen, Ford Motor Company, Renault-Nissan, Fiat Chrysler, Daimler, General Motors, PSA Peugeot Citroën, Deere & Company and Caterpillar. For the nine months ended September 30, 2014 and the year ended December 31, 2013, no single customer accounted for more than 6% and 5%, respectively, of our total net sales.

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Customer-Valued Technology: We design and engineer high-quality, technologically advanced products that meet and exceed our customers’ demands for safety, durability and performance. We operate eight engineering and technical centers globally, with total expenditures for research and development activities of $49 million and $54 million for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively. We are an industry leader in the development of leading technology and innovation, with more than 1,400 patents and patent applications on a worldwide basis. Of these patents and patent applications, approximately 15% are in production use and/or are licensed to third parties, and the remaining 85% are available for future production use or provide a strategic technological benefit to the Company. The Company’s worldwide patent portfolio enables the Company to achieve technological differentiation from its competitors. Additionally, we benefit from the ability to leverage our OE product engineering capabilities across our premium aftermarket product lines. These global engineering capabilities are fully integrated with sourcing and manufacturing for brake friction materials, wipers, chassis components and select engine products.

•	Low Cost Production and Sourcing: Since 2012, we have made significant investments to rationalize our manufacturing footprint in higher-cost countries while establishing and expanding manufacturing and engineering operations in lower-cost regions. For example, we have manufacturing operations or joint venture alliances in Brazil, China, Czech Republic, Hungary, India, Mexico, South Africa, Romania and Turkey. As part of the Honeywell Acquisition, we acquired two new state-of-the-art friction plants in Romania and China, which will further enhance our cost base as these facilities continue to increase production levels. In addition, our global reach and scale allows us to source products from third-party suppliers more effectively than our smaller competitors. For the nine months ended September 30, 2014, we sourced approximately one-third of the products we sold into the aftermarket from third-party manufacturers that satisfied our rigorous supplier quality standards.

Our Strategies

As an independent public company following the spin-off, we will pursue an aggressive strategy to profitably expand our business. The principal elements of this strategy are as follows:

•	Global Expansion: We will continue to leverage the strength of the Company’s globally recognized premium brands, product portfolio and range, marketing and selling expertise and distribution and logistics capabilities to expand our footprint overseas and in emerging markets. We believe that future industry growth will be based on the increasing OE production levels and vehicle population in emerging markets, particularly in China, Eastern Europe, Mexico and South America. For example, the car parc in China is expected to almost double in the next six years from 145 million vehicles in operation in 2014 to 290 million vehicles by 2020, representing a compound annual growth rate of 12%, according to a December 2014 R.L. Polk & Co. study. The independent aftermarket is in the early stages of development in many of these markets and we will move quickly to increase our presence and strengthen our competitive position, both with respect to localizing production and establishing an effective sales and distribution model. We also continue to win OEM business in emerging markets, including China, which serves as a platform for OES and aftermarket sales in those markets.

•	Invest in World-Class Distribution and Online Capabilities: As our customers expand and delivery expectations increase, we intend to meet their requirements by enhancing our distribution footprint to improve our distribution capabilities, strengthen delivery performance and engage end customers. Prior to 2014, we maintained five limited product line distribution centers in the Midwest and Southern regions of the United States. We recently opened a 500,000 square foot distribution center in southern California and a 700,000 square foot distribution center in eastern Pennsylvania, each containing our full product lines, which will allow us to consolidate or repurpose our existing distribution centers. We believe these initiatives will result in better coverage to a broader range of customers, significantly improve delivery performance and reduce our freight and logistics costs over time. We believe there are similar opportunities to create a more efficient European distribution footprint. Further, we are investing to enhance our information technology capabilities through a new comprehensive online platform that will include expanded online capabilities, inventory availability information, an improved e-catalog and a customer relationship management module, as well as training modules for repair professionals. We believe this online platform, which we expect to launch in North America in the second quarter of 2015 and to subsequently develop for use in Europe and Asia-Pacific, will provide customers with an improved online experience and a more efficient order management system and allow for better engagement with repair professionals and other customers regarding the quality, safety and performance advantages of our premium brands.

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Product Line Growth: We believe expanding our coverage in existing product lines and adding new product lines is critical to maintaining our leadership position and leveraging our distribution and sales network. In addition, it allows us to support our customers as they grow by providing a single source for multiple product lines and a full range of products within each product offering. Our recent Honeywell Acquisition and Affinia Acquisition have enhanced our core braking and chassis product offerings. In addition to these key acquisitions, we are focused on extending our existing brand and product portfolio through regional expansion and by utilizing established brand names in new or expanded product offerings. For example, we plan to introduce our market-leading European brake brand, Ferodo, into North America and leverage the Champion brand globally in a broader range of Champion branded products, including filters and wipers.

•	Build Brand Loyalty: Our premium brands are valued by our customers globally for their quality, safety and performance. We plan to continue to invest in product innovation to support our brands and to enhance our marketing initiatives to more effectively communicate the value proposition of our branded products to end customers. This includes the hiring of additional in-market technical product specialists and sales development managers to provide on-site product, technical and sales support. In addition, we are in the process of establishing technical support centers (“TSCs”) in major metropolitan regions in the United States and in select international markets to directly interact with repair professionals in a manner convenient for them. The TSCs will provide product and technical training to repair professionals, serve as hubs for our mobile training vans, provide limited same-day product availability and serve as a platform to test new products. The TSCs will supplement our North American training center in St. Louis, Missouri where we provide training to hundreds of repair professionals each year. We also plan to integrate the TSCs with our new comprehensive online platform to add one-click access to online learning capabilities. Further, we recently invested in AutoMD.com, an online marketplace for customers seeking high-quality automotive repair services and parts information. In connection with this investment, AutoMD.com will include information about, and feature the advantages of, our branded product offerings.

•	Cost Competitiveness: We operate in a competitive industry and it is imperative that we seek to improve our efficiency and cost structure. We aim to pursue cost competitiveness by prioritizing operational efficiency, consolidating and relocating manufacturing operations to lower-cost countries, effectively utilizing the Company’s strategic joint ventures and sourcing relationships and streamlining the Company’s organizational structure. We will continue to pursue actions to improve our overall cost structure in ways that will not adversely affect the quality of our products or the strength and effectiveness of our sales and distribution network.

Risks Associated with Our Business and the Spin-Off

An investment in FM Motorparts Common Stock is subject to a number of risks, including:

•	The indebtedness we expect to incur in connection with the spin-off, which may restrict our business activities.

•	Our ability to successfully integrate the operations of, and achieve the anticipated benefits associated with, businesses we acquire, including our recent Acquisitions.

•	The effectiveness of our strategic initiatives.

•	Declines in demand for our products that could result from lower aftermarket parts replacement activity, production levels and global OE automotive sales.

•	Various worldwide economic, political and social factors, changes in economic conditions, currency fluctuations and devaluations, credit risks in emerging markets, or political instability in foreign countries where we have significant manufacturing operations, customers or suppliers.

•	Fluctuations in the price and availability of raw materials, finished parts and other supplies used in the manufacturing and distribution of our products.

•	The significant costs associated with operating as a standalone public company.

•	Our failure to achieve some or all of the expected benefits of the spin-off.

The above list of risk factors is not exhaustive. Please read the information in the section entitled “Risk Factors” starting on page 23 for a more thorough description of these and other risks.

The Spin-Off

On September 3, 2014, Federal-Mogul Holdings announced plans to separate its two businesses, the Powertrain Business, which supplies advanced technologies and precision components for demanding powertrain applications and environments for use in automotive, heavy duty and industrial applications, and the Motorparts Business, which sells and distributes leading products and globally recognized brands in the global vehicle aftermarket, while also serving OEMs with products including braking, chassis and wipers in automotive, heavy duty and/or certain other transportation-related applications, into two independent public companies. Immediately prior to the spin-off, Federal-Mogul Holdings will own and operate the Powertrain Business and we, Federal-Mogul Motorparts Corporation, will own and operate the Motorparts Business. Federal-Mogul Holdings then will distribute the FM Motorparts Common Stock pro rata to its stockholders. Following the spin-off, we will operate as a separate, publicly traded company.

The distribution of FM Motorparts Common Stock as described in this information statement is subject to the satisfaction or waiver of certain conditions, including, among others, (i) the completion of a series of transactions intended to separate the Motorparts Business and the Powertrain Business, (ii) consummation of the debt financing contemplated to be obtained in connection with the spin-off, (iii) the effectiveness of the registration statement of which this information statement forms a part, (iv) compliance with the terms of Federal-Mogul Holdings’ existing credit agreement and (v) the receipt of an opinion from the law firm of Winston & Strawn LLP that the spin-off will meet the requirements necessary for the spin-off to receive tax-free treatment under Sections 355 and 368 and related provisions of the Code. For a more detailed description of the conditions to the spin-off, see “The Spin-Off—Conditions to the Spin-Off.” We expect to complete the spin-off on            , 2015. However, we cannot assure you that the spin-off will be completed on the anticipated timeline, or at all, or that the terms of the spin-off will not change.

Reasons for the Spin-Off

The Federal-Mogul Holdings board of directors believes that separating the Motorparts Business from the Powertrain Business is in the best interests of Federal-Mogul Holdings and its stockholders for a number of reasons, including:

•	Increased focus and operational flexibility. Following the spin-off, FM Motorparts and Federal-Mogul Holdings each will have a more focused business and be better able to dedicate resources to pursue growth opportunities and execute strategic plans best suited to its business.

•	Focused management. The spin-off will allow management of each company to devote time and attention to the development and implementation of corporate strategies that are based on the specific business characteristics of the respective companies. Since 2013, FM Motorparts has assembled an experienced management team from both within and outside the Company that is totally focused on the development and execution of a profitable growth strategy for FM Motorparts. The spin-off will allow us to design a more tailored compensation structure that better reflects the strategies, policies and business characteristics of FM Motorparts. Separate equity-based compensation arrangements for FM Motorparts should more closely align the interests of FM Motorparts management with the interests of stockholders.

•	Business-appropriate capital structure. The spin-off will allow each of Federal-Mogul Holdings and FM Motorparts to implement a capital structure that is tailored to its business needs and is expected to result in a more efficient allocation of capital for both Federal-Mogul Holdings and FM Motorparts.

•	Investor choice. The spin-off will allow investors to increase their understanding of FM Motorparts and its market position within its industry, while also allowing for a more natural and interested investor base. The spin-off also should enhance FM Motorparts’ financial flexibility, such as by allowing direct access by FM Motorparts to the capital markets. In contrast to a sale of the entire business, the spin-off will enable current Federal-Mogul Holdings stockholders to directly participate in any future value creation by FM Motorparts, while also allowing investors the flexibility to consider Federal-Mogul Holdings and FM Motorparts as independent investments based on FM Motorparts’ and Federal-Mogul Holdings’ different business models and strategies.

The Federal-Mogul Holdings board of directors also considered a number of potentially negative factors in evaluating the spin-off, including risks relating to the creation of a new public company, possible increased costs and one-time spin-off costs, but concluded that the expected benefits of the spin-off outweighed these factors. For more information, see “The Spin-Off—Reasons for the Spin-Off” and “Risk Factors.”

Our Relationship with Federal-Mogul Holdings

In connection with the spin-off, we will enter into a separation and distribution agreement with Federal-Mogul Holdings, which we refer to in this information statement as the “separation and distribution agreement.” We will enter into various other agreements with Federal-Mogul Holdings to effect the separation and provide a framework for our relationship with Federal-Mogul Holdings after the spin-off. These other agreements will include a transition services agreement, an employee matters agreement, an intellectual property matters agreement and a tax separation agreement. In addition, we will enter into certain commercial agreements with Federal-Mogul Holdings. We expect the separation and distribution agreement to include an agreement that we and Federal-Mogul Holdings will agree to provide each other with appropriate indemnities with respect to liabilities arising out of the Motorparts Business being transferred to us by Federal-Mogul Holdings as well as liabilities arising out of the Motorparts Business that are being retained by Federal-Mogul Holdings.

For additional information regarding the separation and distribution agreement and the other agreements, see “Risk Factors—Risks Related to the Spin-Off” and “Certain Relationships and Related Person Transactions.” Following the spin-off, there will be an overlap between the boards of directors of the Company and Federal-Mogul Holdings. We also expect to name additional directors for the Company prior to and/or following the spin-off. In any case, Federal-Mogul Holdings directors shall constitute a minority of the Company’s directors. Information concerning any additional directors will be included in an amendment to this information statement.

On the distribution date, Federal-Mogul Holdings will distribute shares of FM Motorparts Common Stock pro rata to its stockholders as of the record date. Based on the ownership of Federal-Mogul Holdings common stock outstanding on             , 2015, we anticipate that immediately following the spin-off, IEH will own approximately     % of our outstanding common stock. For a more detailed description of the beneficial ownership of FM Motorparts Common Stock by IEH following the spin-off, see “Security Ownership of Certain Beneficial Owners and Management.”

Corporate Information

We are a Delaware corporation that, prior to the spin-off, will receive and hold, directly or through our subsidiaries, all of the assets and liabilities of the Motorparts Business. The address of our principal executive offices is 27300 W. 11 Mile Road, Southfield, Michigan 48034. Our telephone number is (248) 354-9800. We intend to establish an Internet site at http://www.fmmotorparts.com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this information statement.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to stockholders of Federal-Mogul Holdings who will receive shares of FM Motorparts Common Stock in the spin-off. It is not and is not to be construed as an inducement or encouragement to buy or sell any FM Motorparts securities. We believe the information contained in this information statement to be accurate as of the date set forth on its cover. Changes may occur after that date and neither Federal-Mogul Holdings nor we will update the information except in the normal course of our respective disclosure obligations and practices.

SUMMARY OF THE SPIN-OFF

This is a summary of the terms of the spin-off. See “The Spin-Off” in this information statement for a more detailed description of the matters described below.

Distributing company	Federal-Mogul Holdings Corporation is the distributing company in the spin-off.

Distributed company	Federal-Mogul Motorparts Corporation is the distributed company in the spin-off.

Distribution ratio	Each share of Federal-Mogul Holdings common stock outstanding as of p.m. Eastern time on , 2015, the record date for the distribution, will entitle the holder thereof to receive shares of FM Motorparts Common Stock. Cash will be distributed in lieu of any fractional shares of FM Motorparts Common Stock that holders of Federal-Mogul Holdings common stock otherwise would have been entitled to receive, as described below.

Record date	The record date for the distribution is p.m. Eastern time on , 2015.

Distribution date	The distribution date will be , 2015.

Trading market and symbol	We intend to apply to list the FM Motorparts Common Stock on the NASDAQ Global Select Market under the symbol “FMMP.”

Dividend policy	We do not currently expect to declare or pay dividends on the FM Motorparts Common Stock for the foreseeable future following the spin-off. Instead, we intend to retain earnings to finance the growth and development of our business and for working capital and general corporate purposes. Any payment of dividends will be at the discretion of our board of directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, any contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our board of directors may deem relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Tax consequences to Federal-Mogul Holdings stockholders	Assuming that the spin-off qualifies as a tax-free transaction under the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Federal-Mogul Holdings stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes solely as a result of the spin-off, except to the extent of any cash received in lieu of fractional shares. See “Material U.S. Federal Income Tax Consequences” for a more detailed description of the U.S. federal income tax consequences of the spin-off.

You should consult your own tax advisors concerning the U.S. federal income tax consequences to you of the receipt, ownership and disposition of shares of FM Motorparts Common Stock in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

Relationship between Federal-Mogul Holdings and FM Motorparts after the spin-off	In connection with the spin-off, we will enter into a separation and distribution agreement with Federal-Mogul Holdings. We will enter into various other agreements with Federal-Mogul Holdings to effect the separation and provide a framework for our relationship with Federal-Mogul Holdings after the spin-off. These other agreements will include a transition services agreement, an employee matters agreement, an intellectual property matters agreement and a tax separation agreement. In addition, we will enter into certain commercial agreements with Federal-Mogul Holdings. We expect the separation and distribution agreement to include an agreement that we and Federal-Mogul Holdings will agree to provide each other with appropriate indemnities with respect to liabilities arising out of the Motorparts Business being transferred to us by Federal-Mogul Holdings as well as liabilities arising out of the Motorparts Business that are being retained by Federal-Mogul Holdings.

Following the spin-off, there will be an overlap between the boards of directors of the Company and Federal-Mogul Holdings. We also expect to name additional directors for the Company prior to and/or following the spin-off. In any case, Federal-Mogul Holdings directors shall constitute a minority of the Company’s directors. Information concerning any additional directors will be included in an amendment to this information statement.

Distribution agent, transfer agent and registrar	The distribution agent, transfer agent and registrar for the FM Motorparts Common Stock is .

Risk factors	You should carefully consider the matters discussed under “Risk Factors” starting on page 23.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

Set forth below are examples of what we expect will be commonly asked questions about the spin-off and the related transactions contemplated in connection with the spin-off. The answers are based on selected information included elsewhere in this information statement. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the spin-off. The remainder of this information statement contains more detailed descriptions of the terms and conditions of the spin-off and provides additional information about us and our business, including potential risks related to the spin-off, the FM Motorparts Common Stock and our business.

What is FM Motorparts and why is Federal-Mogul Holdings spinning off the Motorparts Business and distributing FM Motorparts Common Stock?

FM Motorparts sells and distributes a broad portfolio of products in the global vehicle aftermarket under more than 20 of the world’s most recognizable brands and through customer private label programs. FM Motorparts also provides OEMs with braking, chassis and wiper products. FM Motorparts is a Delaware corporation that will, prior to the spin-off, receive and hold, directly or through its subsidiaries, all of the assets and liabilities of the Motorparts Business.

The separation of FM Motorparts from Federal-Mogul Holdings and the distribution of FM Motorparts Common Stock to Federal-Mogul Holdings’ stockholders are intended to provide you with equity investments in two separate companies that will, among other things, be able to focus on each of their respective businesses and allow investors to make independent investment decisions based on the two companies’ different business models and strategies. Federal-Mogul Holdings and FM Motorparts expect that the spin-off will result in enhanced long-term performance of each business for the reasons discussed in “The Spin-Off—Background” and “The Spin-Off—Reasons for the Spin-Off.”

Why am I receiving this document?

FM Motorparts is making this information statement available to holders of Federal-Mogul Holdings common stock. Each share of Federal-Mogul Holdings common stock outstanding as of      p.m. Eastern time on             , 2015, the record date for the distribution, will entitle the holder thereof to receive      shares of FM Motorparts Common Stock and cash in lieu of fractional shares. This information statement will help you understand how the spin-off will affect your investment in Federal-Mogul Holdings and your investment in FM Motorparts after the spin-off.

How will the spin-off of FM Motorparts from Federal-Mogul Holdings work?

To accomplish the spin-off, Federal-Mogul will distribute 100% of the outstanding shares of FM Motorparts Common Stock on a pro rata basis to Federal-Mogul Holdings stockholders as of the record date.

Why is the spin-off of FM Motorparts structured as a distribution?

Federal-Mogul Holdings believes that a distribution of shares of FM Motorparts Common Stock to Federal-Mogul Holdings stockholders is an efficient way to separate the Motorparts Business in a manner that will create long-term value for FM Motorparts and its stockholders.

What is the record date for the distribution?

The record date for the distribution will be             , 2015.

When will the distribution occur?

We expect the distribution of 100% of the outstanding shares of FM Motorparts Common Stock to occur on             , 2015 to holders of record of Federal-Mogul Holdings common stock as of the record date.

What do stockholders need to do to participate in the distribution?

Stockholders of Federal-Mogul Holdings as of the record date will not be required to take any action to receive shares of FM Motorparts Common Stock in the distribution, but you are urged to read this entire information statement carefully. No stockholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of Federal-Mogul Holdings common stock or take any other action to receive your shares of FM Motorparts Common Stock. The distribution will not affect the number of outstanding shares of Federal-Mogul Holdings common stock or any rights of Federal-Mogul Holdings stockholders, although it may affect the market value of each outstanding share of Federal-Mogul Holdings common stock.

How will shares of FM Motorparts Common Stock be issued?

You will receive shares of FM Motorparts Common Stock through the same channel(s) that you currently use to hold or trade shares of Federal-Mogul Holdings common stock, whether a bank, brokerage account or other channel. Receipt of FM Motorparts Common Stock will be documented for you in the same manner in which you typically receive stockholder updates, such as monthly broker statements.

If you own Federal-Mogul Holdings common stock as of      p.m. Eastern time on             , 2015, the record date, the FM Motorparts Common Stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as will be the case in the distribution. If you sell your Federal-Mogul Holdings common stock in the “regular-way” market up to and including the distribution date, you will also be selling your right to receive shares of FM Motorparts Common Stock in the distribution.

Commencing on or shortly after the distribution date, if you own Federal-Mogul Holdings shares that are registered directly in your name with Federal-Mogul Holdings’ transfer agent, you are a “registered holder” and the distribution agent will mail to you an account statement that indicates the number of shares of FM Motorparts Common Stock that have been registered in book-entry form in your name.

How many shares of FM Motorparts Common Stock will I receive in the distribution?

Federal-Mogul Holdings will distribute to you      shares of FM Motorparts Common Stock for each share of Federal-Mogul Holdings common stock held by you as of the record date. Based on approximately      shares of Federal-Mogul Holdings common stock outstanding as of             , 2015, a total of approximately      shares of FM Motorparts Common Stock will be distributed. For additional information on the distribution, see “The Spin-Off.” We will distribute cash in lieu of fractional shares of FM Motorparts Common Stock.

What are the conditions to the spin-off?

The spin-off is conditioned upon the satisfaction or waiver of the following conditions:

•	the Federal-Mogul Holdings board of directors shall have authorized and approved the spin-off and related transactions and not withdrawn such authorization and approval, and shall have declared the distribution of FM Motorparts Common Stock to Federal-Mogul Holdings stockholders;

•	the completion of a series of transactions intended to separate the Motorparts Business and the Powertrain Business;

•	the debt financing contemplated to be obtained in connection with the spin-off shall have been obtained;

•	compliance with the terms of Federal-Mogul Holdings’ existing credit agreement;

•	the registration statement of which this information statement forms a part shall have become effective, and no stop order suspending the effectiveness of the registration statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the U.S. Securities and Exchange Commission (“SEC”);

•	this information statement shall have been made available to Federal-Mogul Holdings stockholders as of the record date;

•	all actions and filings necessary or appropriate under applicable federal, state or foreign securities or “blue sky” laws and the rules and regulations thereunder shall have been taken and, where applicable, become effective or been accepted;

•	FM Motorparts Common Stock shall have been accepted for listing on NASDAQ, subject to official notice of issuance;

•	the separation and distribution agreement between FM Motorparts and Federal-Mogul Holdings and each ancillary agreement contemplated thereby shall have been executed by each party thereto;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off shall be in effect, and no other event outside the control of Federal-Mogul Holdings shall have occurred or failed to occur that prevents the consummation of the spin-off;

•	the receipt of an opinion from the law firm of Winston & Strawn LLP that the spin-off will meet the requirements necessary for the spin-off to receive tax-free treatment under Sections 355 and 368 and related provisions of the Code;

•	the individuals listed as members of FM Motorparts post-spin-off board of directors in this information statement shall have been duly elected, and such individuals shall be the members of FM Motorparts board of directors immediately after the spin-off;

•	immediately prior to the spin-off, FM Motorparts’ amended and restated certificate of incorporation and bylaws, each in substantially the form filed as an exhibit to the registration statement of which this information statement forms a part, shall be in effect; and

•	no event or development shall have occurred or exist that, in the judgment of the Federal-Mogul Holdings board of directors, in its sole and absolute discretion, makes it inadvisable to effect the spin-off or the other transactions contemplated by the separation and distribution agreement.

Federal-Mogul Holdings and FM Motorparts cannot assure you that any or all of these conditions will be met.

Federal-Mogul Holdings also reserves the right to withdraw and cancel the spin-off if, at any time prior to the distribution date, an event or development has occurred or exists that the board of directors of Federal-Mogul Holdings determines, in its sole discretion, makes it inadvisable to consummate the spin-off. If Federal-Mogul cancels or waives any condition to the spin-off, it will notify Federal-Mogul Holdings stockholders in a manner reasonably calculated to inform them about the cancellation as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement. The fulfillment of the foregoing conditions will not create any obligation on the part of Federal-Mogul Holdings to effect the spin-off.

Federal-Mogul Holdings will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the spin-off (including the number of shares of FM Motorparts Common Stock that will be distributed to holders of shares of Federal-Mogul Holdings common stock on the distribution date) and, to the extent it determines to so proceed, to determine the record date, the distribution date and the distribution ratio. Federal-Mogul Holdings does not intend to notify its stockholders of any modifications to the terms of the spin-off that, in the judgment of its board of directors, are not material. For example, the Federal-Mogul Holdings board of directors might consider material such matters as significant changes to the number of shares of FM Motorparts Common Stock that will be distributed to holders of shares of Federal-Mogul Holdings common stock on the distribution date, the distribution ratio, the assets to be contributed or the liabilities to be assumed in the spin-off. To the extent that the Federal-Mogul Holdings board of directors determines that any modifications by Federal-Mogul Holdings materially change the material terms of the spin-off, Federal-Mogul Holdings will notify Federal-Mogul Holdings stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement.

What is the expected date of completion of the spin-off?

The completion and timing of the spin-off are dependent upon a number of conditions as described above. We expect that the shares of FM Motorparts Common Stock will be distributed by Federal-Mogul Holdings on                 , 2015 to the holders of record of Federal-Mogul common stock as of the record date. However, no assurance can be provided as to the timing of the spin-off or that all conditions to the spin-off will be met.

Can Federal-Mogul Holdings decide to cancel the distribution of FM Motorparts Common Stock even if all the conditions have been met?

Yes. The spin-off is subject to the satisfaction or waiver of certain conditions. See “The Spin-Off—Conditions to the Spin-Off.” However, until the spin-off has occurred, Federal-Mogul Holdings has the right to terminate the spin-off, even if all of the conditions are satisfied.

What if I want to sell my shares of Federal-Mogul Holdings common stock or my shares of FM Motorparts Common Stock?

You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

What is “regular-way” and “ex-distribution” trading of Federal-Mogul Holdings stock?

Beginning on or shortly before the record date and continuing up to and through the distribution date, it is expected that there will be two markets in Federal-Mogul Holdings common stock: a “regular-way” market and an “ex-distribution” market. Shares of Federal-Mogul Holdings common stock that trade in the “regular-way” market will trade with an entitlement to shares of FM Motorparts Common Stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of FM Motorparts Common Stock distributed pursuant to the distribution. If you sell your shares of Federal-Mogul Holdings common stock in the “regular-way” market after the record date and before the distribution, you also will be selling your right to receive shares of FM Motorparts Common Stock in connection with the spin-off.

Where will I be able to trade shares of FM Motorparts Common Stock?

FM Motorparts intends to apply to list the FM Motorparts Common Stock on NASDAQ under the symbol “FMMP.” We expect that a limited market, commonly known as a “when-issued” trading market, will develop on NASDAQ for the shares of FM Motorparts Common Stock being distributed in the spin-off. This will allow you to trade your entitlement to shares of FM Motorparts Common Stock, without the shares of Federal-Mogul Holdings common stock you own, on the “when-issued” market (entitlements represent shares of FM Motorparts Common Stock being distributed in the spin-off, and trades of such shares will settle on a delayed basis up to three trading days following the distribution date). We expect that this “when-issued” market will begin on or shortly before the record date and will continue up to and including the distribution date, after which time all shares of FM Motorparts Common Stock will be traded on a regular settlement basis, or “regular-way” trading, under the symbol “FMMP.” We cannot predict the trading prices for the FM Motorparts Common Stock before, on or after the distribution date.

What will happen to the listing of Federal-Mogul Holdings common stock?

Federal-Mogul Holdings common stock will continue to trade on NASDAQ after the spin-off under the symbol “FDML”.

Will the number of shares of Federal-Mogul Holdings common stock that I own change as a result of the spin-off?

No. The number of shares of Federal-Mogul Holdings common stock that you own will not change as a result of the spin-off. However, after the spin-off, your shares of Federal-Mogul Holdings common stock will not represent an ownership interest in FM Motorparts.

Will the spin-off affect the market price of my Federal-Mogul Holdings shares?

The market price of Federal-Mogul Holdings common stock immediately following the spin-off may be lower than immediately prior to the spin-off because the trading price will no longer reflect the value attributable to the FM Motorparts Common Stock that is being distributed in the spin-off. Furthermore, prior to the spin-off, and in particular before the market has fully analyzed the value of Federal-Mogul Holdings without FM Motorparts, the price of Federal-Mogul common stock may fluctuate.

How will fractional shares be treated in the spin-off?

FM Motorparts will not issue fractional shares of its common stock in the spin-off. Fractional shares that Federal-Mogul Holdings stockholders otherwise would have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate cash proceeds of these sales, net of brokerage fees and other expenses, will be distributed pro rata to those stockholders who otherwise would have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders that are subject to U.S. federal income tax as described in “Material U.S. Federal Income Tax Consequences.”

What are the material U.S. federal income tax consequences of the spin-off?

Federal-Mogul Holdings expects to receive an opinion from the law firm of Winston & Strawn LLP that the spin-off will meet the requirements necessary to receive tax-free treatment under Sections 355 and 368 and related provisions of the Code. The receipt by Federal-Mogul Holdings of the opinion is a condition to effecting the spin-off. The tax consequences of the spin-off are described in more detail below under “Material U.S. Federal Income Tax Consequences.”

The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders that are subject to U.S. federal income tax as described in “Material U.S. Federal Income Tax Consequences.” For more information regarding the potential U.S. federal income tax consequences to Federal-Mogul Holdings and to you of the separation and the spin-off, see “Material U.S. Federal Income Tax Consequences.”

How will I determine my tax basis in the FM Motorparts Common Stock I receive in the distribution?

For U.S. federal income tax purposes, your aggregate basis in the shares of common stock that you hold in Federal-Mogul Holdings and the new FM Motorparts Common Stock received in the distribution (including any fractional share interest in FM Motorparts Common Stock for which cash is received) will equal the aggregate basis in the shares of Federal-Mogul Holdings common stock held by you immediately before the distribution, allocated between your Federal-Mogul Holdings shares and the FM Motorparts Common Stock (including any fractional share interest in FM Motorparts Common Stock for which cash is received) you receive in the distribution in proportion to the relative fair market value of each on the distribution date. Federal-Mogul Holdings intends to post IRS Form 8937 with respect to the allocation of the basis in Federal-Mogul Holdings shares and FM Motorparts Common Stock to the FM Motorparts website, www. fmmotorparts.com, following the spin-off.

You should consult your own tax advisors concerning the United States federal income tax consequences to you of the receipt, ownership and disposition of shares of FM Motorparts Common Stock in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

Who will own FM Motorparts Common Stock following the spin-off?

Federal-Mogul Holdings will distribute shares of FM Motorparts Common Stock pro rata to its stockholders as of the record date. Based on the ownership of Federal-Mogul Holdings common stock on             , 2015, we expect that, immediately following the spin-off, IEH will own approximately     % of the outstanding FM Motorparts Common Stock. For a more detailed description of the expected beneficial ownership of FM Motorparts Common Stock by IEH following the spin-off, see “Security Ownership of Certain Beneficial Owners and Management.”

What will FM Motorparts’ relationship be with Federal-Mogul Holdings following the spin-off?

In connection with the spin-off, we will enter into a separation and distribution agreement with Federal-Mogul Holdings. We will enter into various other agreements with Federal-Mogul Holdings to effect the separation and provide a framework for our relationship with Federal-Mogul Holdings after the spin-off. These other agreements will include a transition services agreement, an employee matters agreement, an intellectual property matters agreement and a tax separation agreement. In addition, we will enter into certain supply agreements with Federal-Mogul Holdings as well as a sublease agreement and commercial jet agreement. Together, these agreements will provide for the allocation between FM Motorparts and Federal-Mogul Holdings of the assets, employees, intellectual property, liabilities and obligations (including its investments, property and tax-related assets and liabilities) of Federal-Mogul Holdings attributable to periods prior to, at and after the spin-off and will govern the relationship between FM Motorparts and Federal-Mogul Holdings subsequent to the completion of the spin-off. We expect the separation and distribution agreement to include an agreement that we and Federal-Mogul Holdings will agree to provide each other with appropriate indemnities with respect to liabilities arising out of the Motorparts Business being transferred to us by Federal-Mogul Holdings as well as liabilities arising out of the Motorparts Business that are being retained by Federal-Mogul Holdings. For additional information regarding the separation and distribution agreement and other transaction agreements, see “Risk Factors—Risks Related to the Spin-Off” and “Certain Relationships and Related Person Transactions—Our Relationship with Federal-Mogul Holdings Following the Spin-Off.”

Following the spin-off, there will be an overlap between the boards of directors of the Company and Federal-Mogul Holdings. We also expect to name additional directors for the Company prior to and/or following the spin-off. In any case, Federal-Mogul Holdings directors shall constitute a minority of the Company’s directors. Information concerning any additional directors will be included in an amendment to this information statement.

Are there risks associated with owning FM Motorparts Common Stock?

Yes. Ownership of FM Motorparts Common Stock is subject to both general and specific risks relating to the Motorparts Business, the industry in which it operates, its ongoing contractual relationships with Federal-Mogul Holdings and its status as a separate, publicly traded company. Ownership of FM Motorparts Common Stock will also be subject to risks relating to the spin-off. These risks are described in the “Risk Factors” section of this information statement beginning on page 23. You are encouraged to read that section carefully.

Does FM Motorparts plan to pay dividends on the FM Motorparts Common Stock?

We do not currently expect to declare or pay dividends on the FM Motorparts Common Stock for the foreseeable future following the spin-off. Instead, we intend to retain earnings to finance the growth and development of our business and for working capital and general corporate purposes. Any payment of dividends will be at the discretion of our board of directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, any contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our board of directors may deem relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Dividend Policy.”

Who is the distribution agent and the transfer agent and registrar for the FM Motorparts Common Stock?

The distribution agent, transfer agent and registrar for the FM Motorparts Common Stock is                     .

Do I have appraisal rights?

No. Holders of Federal-Mogul Holdings common stock are not entitled to appraisal rights in connection with the spin-off.

Where can I find more information about the spin-off?

Stockholders of Federal-Mogul Holdings with inquiries related to the spin-off should contact Federal-Mogul Holdings’ transfer agent, Computershare Trust Services, N.A., at                     .

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating our company and the FM Motorparts Common Stock. Any of the following risks could materially and adversely affect our business, results of operations or financial condition.

Risks Related to Our Business

In connection with and following the spin-off, we expect to incur indebtedness, which could adversely affect our financial condition and prevent us from fulfilling our obligations under anticipated agreements governing our indebtedness.

In connection with the spin-off, we expect to borrow approximately $     million. Our level of indebtedness could have important consequences to our stockholders, including:

•	limiting the Company’s ability to borrow additional money for working capital, capital expenditures, debt service requirements or other corporate purposes;

•	requiring the Company to dedicate a substantial portion of its cash flow to payments on indebtedness, which would reduce the amount of cash flow available to fund working capital, capital expenditures, product development and other corporate requirements;

•	increasing the Company’s vulnerability to general adverse economic and industry conditions;

•	exposing the Company to the risk of increased interest rates to the extent that our borrowings are at variable rates of interest;

•	limiting the Company’s ability to respond to business opportunities;

•	placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt on more favorable terms, thereby affecting our ability to compete; and

•	increasing our cost of borrowing.

We may incur significant additional indebtedness in the future. If new indebtedness is added to our anticipated levels after the spin-off, the related risks that we face could increase.

We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our anticipated debt obligations will depend on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors beyond our control. We might not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. We expect that the agreements governing our indebtedness will restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial condition and results of operations and our ability to satisfy our obligations under our indebtedness.

If we cannot make scheduled payments on our debt, we will be in default and lenders could declare all outstanding principal and interest to be due and payable, the lenders under our expected revolving credit facility could terminate their commitments to loan money, the lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. All of these events could result in you losing some or all of the value of your investment.

The terms of the agreements governing our expected indebtedness may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions, which could harm our long-term interests.

The agreements governing our expected indebtedness may contain a number of restrictive covenants that will impose significant operating and financial restrictions on us and limit our ability to engage in actions that may be in our long-term best interests. These restrictions might hinder our ability to grow in accordance with our strategy. A breach of the covenants under the agreements governing our indebtedness could result in an event of default under those agreements. Such a default may allow certain creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

The Company may pursue acquisitions or joint ventures that involve inherent risks, any of which may cause the Company not to realize anticipated benefits, and the Company may have difficulty integrating the operations of acquired companies and businesses, including the Acquisitions, which may adversely affect the Company’s results of operations.

As part of its growth strategy, FM Motorparts expects to continue its historical practice of pursuing acquisitions, such as its recent Acquisitions. The Company expects to achieve significant synergies in the aggregate from the acquisition of these two businesses over the next two years. However, the realization of the full benefits of these and other acquisitions requires integration of manufacturing, administrative, financial, sales, and marketing approaches and personnel, which is a time-consuming and costly process. If we are unable to successfully integrate the operations of companies we acquire, or if such integrations are significantly delayed or result in greater than anticipated expenses, we may not realize the benefits of the acquisitions and our financial results may be negatively affected.

In the future, the Company may not be able to successfully identify suitable acquisition or joint venture opportunities or complete any particular acquisition, combination, joint venture or other transaction on acceptable terms. The Company’s identification of suitable acquisition candidates and joint venture opportunities and the integration of acquired business operations involve risks inherent in assessing the values, strengths, weaknesses, risks and profitability of these opportunities. This includes the effects on the Company’s business, diversion of management’s attention and risks associated with unanticipated problems or unforeseen liabilities, and may require significant financial resources that otherwise would be used for the ongoing development of the Company’s business.

The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. These difficulties could be further increased to the extent the Company pursues acquisition or joint venture opportunities internationally. The Company may not be effective in retaining key employees or customers of the combined businesses. The Company may face integration issues pertaining to the internal controls and operations functions of the acquired companies and also may not realize cost efficiencies or synergies that were anticipated when selecting the acquisition candidates. The Company may experience managerial or other conflicts with its joint venture partners. Any of these items could adversely affect the Company’s results of operations.

The Company’s failure to identify suitable acquisition or joint venture opportunities may restrict the Company’s ability to grow its business. If the Company is successful in pursuing future acquisitions or joint ventures, the Company may be required to expend significant funds, incur additional debt and/or issue additional securities, which may materially adversely affect results of operations. If the Company spends significant funds or incurs additional debt, the Company’s ability to obtain financing for working capital or other purposes could decline and the Company may be more vulnerable to economic downturns and competitive pressures.

Our strategic initiatives may not achieve the expected benefits.

At the beginning of 2014, we began implementing various strategic initiatives, including: improving distribution capabilities and implementing infrastructure to support growth initiatives; expanding our coverage in existing and new product lines; increasing product differentiation through continued innovation and effectively communicating our brand value; globally expanding the business through acquisitions or partnerships and developing global and cross-regional brands; and improving our cost structure by streamlining functions and improving productivity. Our ability to achieve the benefits from these initiatives within the expected timeframe is subject to many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive and other uncertainties, some of which are beyond our control. We have incurred $30 million of costs, including $14 million of restructuring charges, for the nine months ended September 30, 2014 associated with the strategic initiatives and expect these costs to continue at similar or increased levels through 2015. Additionally, our initiatives may not result in improvements in future financial performance. Failure to achieve the expected benefits related to these strategic initiatives could have a material adverse effect on our business and results of operations.

Adverse conditions in the automotive market adversely affect demand for the Company’s products and expose the Company to credit risks of its customers.

The revenues of the Company’s operations are closely tied to aftermarket parts replacement activity, production levels and global OE automobile sales. Demand for our aftermarket products is affected by factors such as the severity of weather conditions, highway infrastructure deterioration, average useful life of parts and number of miles driven. Improvements in technology and product quality are extending the longevity of vehicle component parts, which results in delayed aftermarket sales. Additionally, the extended warranties offered by vehicle manufacturers may divert repair activity away from our aftermarket customers, thereby reducing demand for our products.

The OE market is characterized by short-term volatility. Automotive production in the local markets served by the Company can be affected by macro-economic factors such as interest rates, fuel prices, consumer confidence, employment trends, regulatory and legislative oversight requirements and trade agreements.

The Company’s results of operations and financial condition could be adversely affected if the Company fails to respond in a timely and appropriate manner to changes in the demand for its products. Additionally, our accounts receivable may be subject to the credit risk of our customers if they are unable to pay us in a timely manner due to adverse conditions in the automotive industry.

Recent trends in automotive design and part quality may adversely affect the demand for our aftermarket products.

Today’s vehicles are more complex in their design, features, and integration of mechanical and electrical products. This increasing complexity may adversely impact the demand for replacement parts through the aftermarket, as certain repairs can be too complex for some independent repair shops, which may force vehicle owners to turn to the dealer network for these types of services. Additionally, the average useful lives of automotive parts, both OE and aftermarket, have been steadily increasing due to innovations in product technology and manufacturing. Longer product lives and improved durability may result in vehicle owners replacing parts on their vehicles less frequently. If the demand for our aftermarket products is diminished as a result of the foregoing, our results of operations and financial condition may be adversely affected.

Consolidation and increased market power of the Company’s aftermarket customers could negatively affect the Company’s financial performance.

The Company’s aftermarket customers are continuing to consolidate and gain purchasing power and the ability to demand extended payment terms and other pricing concessions. If these trends continue, the financial results of the Company’s business could be negatively impacted.

We may need additional financing in the future for our general corporate purposes, and such financing may not be available on favorable terms, or at all, and may be dilutive to existing stockholders.

We may need to seek additional financing for our general corporate purposes. We may be unable to obtain any desired additional financing on terms favorable to us, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our expansion, successfully develop or enhance our products, or respond to competitive pressures, any of which could negatively affect our business. If we raise additional funds through the issuance of equity securities, our stockholders could experience dilution of their ownership interest. If we raise additional funds by issuing debt, we may be subject to limitations on our operations due to restrictive covenants.

Impairment of the carrying value of goodwill and other intangible assets could negatively affect our operating results.

FM Motorparts has a significant amount of goodwill and other intangible assets on its combined balance sheets. Under generally accepted accounting principles, goodwill is required to be tested annually or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Events or conditions that could result in impairment include a sustained drop in the market price of our common stock, increased competition or loss of market share, product innovation or obsolescence, product claims or other factors that result in a significant loss of sales or profitability. To the extent that our book value is greater than our market capitalization, the Company will have to determine whether goodwill and other intangible assets are required to be tested for impairment. Any of these factors could require FM Motorparts to record a non-cash charge to earnings, which may have an adverse effect on the Company’s results of operations and financial condition in future periods.

We are exposed to risks related to our receivables sale arrangements.

Subject to certain limitations, the credit agreement we expect to enter into in connection with the spin-off will permit, and the Federal-Mogul Holdings senior secured credit agreement currently permits, sales of and liens on receivables which are being purchased by third-party financial institutions pursuant to receivables sale arrangements. At September 30, 2014, we had receivables sale arrangements with three financial institutions for receivables payable by three customers. The terms of these relationships are such that the financial institutions are not obligated to purchase any amount of receivables. It is possible that these financial institutions may not have the capacity or willingness to fund these receivables sale arrangements at the levels they have in the past, if at all, which could have a material adverse impact on our liquidity. If we are not able to sell accounts receivables, we would have to find other ways to finance these receivables or our liquidity would be reduced by having less cash on hand. As part of the receivables sale arrangements, we are charged discount fees by the financial institutions. If interest rates increase, our costs under these receivables sale arrangements may increase. In addition to the potential liquidity risks we face, some of our customers could experience serious cash flow problems and, as a result, may find it difficult to obtain financing, if financing is available at all. As a result, our customers’ need for and ability to purchase our products or services may decrease. Any inability of customers to pay us for our products and services may materially and adversely affect our earnings and cash flow.

If the Company loses any of its executive officers or key employees, the Company’s operations and ability to manage the day-to-day aspects of its business may be materially adversely affected.

The Company’s future performance substantially depends on its ability to retain and motivate executive officers and key employees, both individually and as a group. If the Company loses any of its executive officers or key employees, who have many years of experience within the automotive industry and other manufacturing industries, or is unable to recruit qualified personnel, the Company’s ability to manage the day-to-day aspects of its business may be materially adversely affected. The loss of the services of one or more executive officers or key employees, who also have strong personal ties with customers and suppliers, could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company does not currently maintain “key person” life insurance.

The Company’s operations in foreign countries expose the Company to risks related to economic and political conditions, currency fluctuations, import/export restrictions, and regulatory and other risks.

The Company has manufacturing and distribution facilities in many countries. International operations are subject to certain risks including:

•	exposure to local economic conditions;

•	exposure to local political conditions (including the risk of seizure of assets by foreign governments);

•	currency exchange rate fluctuations (including, but not limited to, material exchange rate fluctuations, such as devaluations) and currency controls;

•	export and import restrictions; and

•	compliance with U.S. laws such as the Foreign Corrupt Practices Act, and local laws prohibiting inappropriate payments.

The likelihood of such occurrences and their potential effect on the Company are unpredictable and vary from country to country.

Certain of the Company’s operating entities report their financial condition and results of operations in currencies other than the U.S. dollar (including, but not limited to, Brazilian real, British pound, Canadian dollar, Chinese yuan renminbi, Czech crown, euro, Indian rupee, Mexican peso, Russian ruble, South Korean won, Romanian Leu, South African Rand and Japanese Yen). In reporting its consolidated statements of operations, the Company translates the reported results of these entities into U.S. dollars at the applicable exchange rates. As a result, fluctuations in the dollar against foreign currencies will affect the value at which the results of these entities are included within the Company’s consolidated results.

The Company is exposed to a risk of gain or loss from changes in foreign exchange rates whenever the Company, or one of its foreign subsidiaries, enters into a purchase or sales agreement in a currency other than its functional currency. While the Company reduces such exposure by matching most revenues and costs within the same currency, changes in exchange rates could impact the Company’s financial condition or results of operations.

The Company is subject to possible insolvency of financial counterparties.

The Company may engage in financial transactions and contracts including insurance policies, letters of credit, credit line agreements, financial derivatives and investment management agreements involving various counterparties. The Company is subject to the risk that one or more of these counterparties may become insolvent and therefore be unable to discharge its obligations under such contracts.

The automotive aftermarket industry is highly competitive and the Company’s success depends upon its ability to compete effectively in the market.

The Company operates in an extremely competitive industry with a large product offering. Our success is dependent upon our ability to differentiate ourselves with branded products and effectively communicate the benefits of superior quality, safety and performance our brands deliver. Our failure to effectively compete in the automotive aftermarket industry could have a material adverse effect on our business and results of operations.

The Company is subject to the pension liabilities of all entities in which Mr. Icahn has a direct or indirect ownership interest of at least 80%.

Following the spin-off, Mr. Carl C. Icahn will hold approximately     % of the voting power of the Company. As a result of the more than 80% ownership interest in the Company by Mr. Icahn’s affiliates, the Company is subject to the pension liabilities of all entities in which Mr. Icahn has a direct or indirect ownership interest of at least 80%. One such entity, ACF Industries LLC (“ACF”), is the sponsor of several pension plans. All of the minimum funding requirements of the Code and the Employee Retirement Income Security Act of 1974 for these plans have been met as of September 30, 2014. If the ACF plans were voluntarily terminated, they would be underfunded by approximately $73 million as of September 30, 2014, based on the most recent information provided by the plans’ actuaries. These liabilities could increase or decrease, depending on a number of factors, including future changes in benefits, investment returns and the assumptions used to calculate the liability. As a member of the controlled group, the Company would be liable for any failure of ACF to make ongoing pension contributions or to pay the unfunded liabilities upon a termination of the pension plans of ACF. In addition, other entities now or in the future within the controlled group in which the Company is included may have pension plan obligations that are, or may become, underfunded and the Company would be liable for any failure of such entities to make ongoing pension contributions or to pay the unfunded liabilities upon termination of such plans. Further, the failure to pay these pension obligations when due may result in the creation of liens in favor of the pension plan or the Pension Benefit Guaranty Corporation (“PBGC”) against the assets of each member of the controlled group.

The current underfunded status of the pension plans of ACF requires it to notify the PBGC of certain “reportable events,” such as if the Company ceases to be a member of the ACF controlled group, or the Company makes certain extraordinary dividends or stock redemptions. The obligation to report could cause the Company to seek to delay or reconsider the occurrence of such reportable events.

In addition, following the spin-off, the Company will be subject to the pension liabilities of Federal-Mogul Holdings as a member of the controlled group. If the Federal-Mogul Holdings plan was voluntarily terminated, it would be underfunded by approximately $275 million as of December 31, 2013, based on the most recent information provided by the plan’s actuaries.

Icahn Enterprises Holdings L.P. and IEH FM Holdings LLC have undertaken to indemnify FM Motorparts for any and all liability imposed upon the Company pursuant to the Employee Retirement Income Security Act of 1974, as amended, or any regulation thereunder (“ERISA”) resulting from the Company being considered a member of a controlled group within the meaning of ERISA § 4001(a)(14) of which American Entertainment Properties Corp. (“AEP”) is a member, except with respect to liability in respect to any employee benefit plan, as defined by ERISA § 3(3), maintained by the Company. Icahn Enterprises Holdings L.P. and IEH FM Holdings LLC are not required to maintain any specific net worth and there can be no guarantee Icahn Enterprises Holdings L.P. and IEH FM Holdings LLC will be able to fund their indemnification obligations to the Company.

Certain disruptions in supply of and changes in the competitive environment for raw materials and finished parts could adversely affect the Company’s operating margins and cash flows.

The Company has numerous suppliers, including the Powertrain Business, for certain critical components and it purchases a broad range of materials, components and finished parts. The Company also uses a substantial amount of energy, in the form of both electricity and natural gas, in the production of its products. A significant disruption in the supply of these materials, supplies and energy or the failure of a supplier with which the Company has established a single source supply relationship could decrease production and shipping levels, materially increase operating costs and materially adversely affect profit margins. Shortages of materials or interruptions in transportation systems, labor strikes, work stoppages, or other interruptions to or difficulties in the employment of labor or transportation in the markets where the Company purchases material, components and supplies for the production of products or where the products are produced, distributed or sold, whether as a result of labor strife, war, acts of terrorism or otherwise, in each case may adversely affect profitability.

In recent periods there have been significant fluctuations in the prices of aluminum, copper, lead, nickel, platinum, resins, steel, other base metals and energy, which have had and may continue to have an unfavorable impact on the Company’s business. Any continued fluctuations in the price or availability of energy and materials may have an adverse effect on the Company’s results of operations or financial condition. To address increased costs associated with these market forces, a number of the Company’s suppliers have implemented surcharges on existing fixed price contracts. Without the surcharge, some suppliers claim they will be unable to provide adequate supply. Competitive and marketing pressures may limit the Company’s ability to pass some of the supply and material cost increases on to the Company’s customers and may prevent the Company from doing so in the future. Furthermore, the Company’s customers generally are not obligated to accept price increases that the Company may desire to pass along to them. This inability to pass on price increases to customers when materials prices increase rapidly or to significantly higher than historical levels could adversely affect the Company’s operating margins and cash flow, possibly resulting in lower operating income and profitability.

The Company is subject to a variety of environmental, health and safety laws and regulations and the cost of complying, or the Company’s failure to comply, with such requirements may have a material adverse effect on its business, financial condition and results of operations.

The Company is subject to a variety of federal, state and local environmental laws and regulations relating to the release or discharge of materials into the environment, the management, use, processing, handling, storage, transport or disposal of hazardous waste materials, or otherwise relating to the protection of public and employee health, safety and the environment. These laws and regulations expose the Company to liability for the environmental condition of its current and historical facilities, and also may expose the Company to liability for the conduct of others or for the Company’s actions that were in compliance with all applicable laws at the time these actions were taken. These laws and regulations also may expose the Company to liability for claims of personal injury or property damage related to alleged exposure to hazardous or toxic materials in foreign countries. Despite the Company’s intention to be in compliance with all such laws and regulations, the Company cannot guarantee that it will at all times be in compliance with all such requirements. The cost of complying with these requirements may also increase substantially in the future. If the Company violates or fails to comply with these requirements, the Company could be fined or otherwise sanctioned by regulators. These requirements are complex, change frequently and may become more stringent over time, which could have a material adverse effect on the Company’s business.

The Company’s failure to maintain and comply with environmental permits that the Company is required to maintain could result in fines or penalties or other sanctions and have a material adverse effect on the Company’s operations or results. Future events, such as new environmental regulations or changes in or modified interpretations of existing laws and regulations or enforcement policies, newly discovered information or further investigation or evaluation of the potential health hazards of products or business activities, may give rise to additional compliance and other costs that could have a material adverse effect on the Company’s business, financial conditions and operations.

Regulations related to “conflict minerals” may force us to incur additional expenses and may make the Company’s supply chain more complex. In August 2012, the SEC adopted annual disclosure and reporting requirements for those companies that use certain minerals known as “conflict minerals” mined from the Democratic Republic of the Congo and adjoining countries in their products. These new requirements required due diligence efforts in 2013 and initial disclosure requirements began in 2014. We will continue to incur significant costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in the Company’s products and other potential changes to products, processes or sources of supply as a consequence of such verification activities.

The Company is involved from time to time in legal proceedings and commercial or contractual disputes, which could have an adverse impact on the Company’s profitability and consolidated financial position.

The Company is involved in legal proceedings and commercial or contractual disputes that, from time to time, are significant. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes, including disputes with suppliers, intellectual property matters, personal injury claims, environmental issues, tax matters and employment matters. No assurances can be given that such proceedings and claims will not have a material adverse impact on the Company’s profitability and consolidated financial position.

If the Company is unable to protect its intellectual property and prevent its improper use by third parties, the Company’s ability to compete in the market may be harmed.

Various patent, copyright, trade secret and trademark laws afford only limited protection and may not prevent the Company’s competitors from duplicating the Company’s products or gaining access to its proprietary information and technology. These means also may not permit the Company to gain or maintain a competitive advantage.

Any of the Company’s patents may be challenged, invalidated, circumvented or rendered unenforceable. The Company cannot guarantee that it will be successful should one or more of its patents be challenged for any reason and countries outside the U.S. may diminish the protection of the Company’s patents. If the Company’s patent claims are rendered invalid or unenforceable, or narrowed in scope, the patent coverage afforded to the Company’s products could be impaired, which could significantly impede the Company’s ability to market its products, negatively affect its competitive position and materially adversely affect its business and results of operations.

The Company’s pending or future patent applications may not result in an issued patent. Additionally, newly issued patents may not provide meaningful protection against competitors or against competitive technologies. Courts in the United States and in other countries may invalidate the Company’s patents or find them unenforceable. Competitors may also be able to design around the Company’s patents. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. If these developments were to occur, it could have an adverse effect on the Company’s sales. If the Company’s intellectual property rights are not adequately protected, the Company may not be able to commercialize its technologies, products or services and the Company’s competitors could commercialize the Company’s technologies, which could result in a decrease in the Company’s sales and market share and could materially adversely affect the Company’s business, financial condition and results of operations.

The Company’s products could infringe the intellectual property rights of others, which may lead to litigation that could itself be costly, could result in the payment of substantial damages or royalties, and could prevent the Company from using technology that is essential to its products.

The Company cannot guarantee that its products, manufacturing processes or other methods do not infringe the patents or other intellectual property rights of third parties. Infringement and other intellectual property claims and proceedings brought against the Company, whether successful or not, could result in substantial costs and harm the Company’s reputation. Such claims and proceedings can also distract and divert management and key personnel from other tasks important to the success of its business. In addition, intellectual property litigation or claims could force the Company to do one or more of the following:

•	cease selling or using of any products that incorporate the asserted intellectual property, which would adversely affect the Company’s revenue;

•	pay substantial damages for past use of the asserted intellectual property;

•	obtain a license from the holder of the asserted intellectual property, which license may not be available on reasonable terms, if at all; and

•	redesign or rename, in the case of trademark claims, products to avoid infringing the intellectual property rights of third parties, which may not be possible and could be costly and time-consuming if it is possible.

In the event of an adverse determination in an intellectual property suit or proceeding, or the Company’s failure to license essential technology, the Company’s sales could be harmed and its costs could increase, which could materially adversely affect the Company’s business, financial condition and results of operations.

The Company may be exposed to certain regulatory and financial risks related to climate change.

Many scientists, legislators and others attribute climate change to increased levels of greenhouse gases, including carbon dioxide, which could lead to additional legislative and regulatory efforts to limit greenhouse gas emissions. The focus on emissions could increase costs associated with the Company’s operations, including costs for raw materials and transportation. Because the scope of future laws in this area is uncertain, the Company cannot predict the potential impact of such laws on its future consolidated financial condition, results of operations or cash flows.

Risks Related to the Spin-Off

After the spin-off, we will lose the benefits of being part of a large, combined company and will incur increased costs as a standalone entity.

As a current part of Federal-Mogul Holdings, FM Motorparts takes advantage of Federal-Mogul Holdings’ size and purchasing power in procuring certain goods, services and technologies. After the spin-off, as a separate, independent entity, FM Motorparts may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those Federal-Mogul Holdings obtained prior to the spin-off. FM Motorparts may also incur costs for certain functions previously performed by Federal-Mogul Holdings, such as information technology co-location and other general and administrative functions, that are higher than the amounts reflected in our historical financial statements. If the benefits of the spin-off are not sufficient to outweigh the additional costs of operating as a standalone entity, our financial condition and results of operations could be adversely affected.

Our historical financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

The historical information about us in this information statement refers to the Motorparts Business as operated by and integrated with Federal-Mogul Holdings. Accordingly, the historical financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:

•

Prior to the separation, Federal-Mogul Holdings or one of its affiliates performed various corporate functions for us. Following the spin-off, Federal-Mogul Holdings will provide some of these functions to us, as described in “Certain Relationships and Related Person Transactions—Our Relationship with Federal-Mogul Holdings Following the Spin-Off.” Our historical financial results reflect allocations of corporate expenses from Federal-Mogul Holdings for these functions and are likely to be less than the expenses we would have incurred had we operated as a separate publicly traded company. Following the spin-off, we may not be able to perform these functions as efficiently or at comparable costs, and our profitability may decline as a result;

•	Currently, we are able to use Federal-Mogul Holdings’ size and purchasing power in procuring various goods and services and have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although we will enter into a transition services agreement and other commercial agreements with Federal-Mogul Holdings in connection with the spin-off, these arrangements may not fully capture the benefits we have enjoyed as a result of being integrated with Federal-Mogul Holdings and may result in us paying higher charges than in the past for these services. As a separate, publicly traded company, we may be unable to obtain goods and services at the prices and terms obtained prior to the spin-off, which could decrease our overall profitability. This could have an adverse effect on our business and results of operations following the completion of the spin-off;

•	Generally, our working capital requirements and capital for our general corporate purposes historically have been satisfied as part of the corporate-wide cash management policies of Federal-Mogul Holdings. Following the spin-off, we may need to obtain additional financing from banks or through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements; and

•	Our historical financial information does not reflect the debt we intend to incur in connection with the spin-off or any other debt we may incur to support our operations as a standalone company.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from Federal-Mogul Holdings. For additional information about the past financial performance of our business and the basis of presentation of the historical combined financial statements of our business, see “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements and accompanying notes included in this information statement.

Becoming a public company will increase our expenses and administrative burden, in particular to bring us into compliance with certain provisions of the Sarbanes-Oxley Act of 2002 to which we are not currently subject.

As a public company, we will incur certain legal, accounting and other expenses that we did not incur as a subsidiary of Federal-Mogul Holdings. These increased costs and expenses may arise from various factors, including financial reporting, costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002), tax administration, and legal and human-resources related functions. Although we expect that a number of these functions will continue to be performed by Federal-Mogul Holdings following the spin-off, we will be required to, among other things, create or revise the roles and duties of board committees, adopt additional internal controls and disclosure controls and procedures, retain a transfer agent and adopt an insider trading policy in compliance with our obligations under the securities laws.

We also expect that being a public company subject to additional laws, rules and regulations will require the investment of additional resources to ensure ongoing compliance with these laws, rules and regulations. In addition, these laws, rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified executive officers and qualified persons to serve on our board of directors, and in particular to serve on our audit committee.

Federal-Mogul Holdings may fail to perform under various transaction agreements that will be executed in connection with the spin-off or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the spin-off, we will enter into various agreements, including a separation and distribution agreement, a transition services agreement, an intellectual property matters agreement, an employee matters agreement and a tax separation agreement, to effect the separation and provide a framework for our relationship with Federal-Mogul Holdings after the spin-off. In addition, we will enter into various commercial agreements with Federal-Mogul Holdings. These agreements are discussed in greater detail in the section titled “Certain Relationships and Related Person Transactions—Our Relationship with Federal-Mogul Holdings Following the Spin-Off.” Certain of these agreements will provide for the performance of services by each company for the benefit of the other for up to 12 months after the spin-off or, in the case of the supply agreements we will enter into with Federal-Mogul Holdings, for the period of time otherwise specified in the applicable agreement. We will rely on Federal-Mogul Holdings to satisfy their performance and payment obligations under these agreements. If Federal-Mogul Holdings are unable to satisfy their obligations under these agreements, including their indemnification obligations, we could incur operational difficulties or losses.

If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services when the transaction or commercial agreements terminate, we may not be able to operate our business effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services Federal-Mogul Holdings currently provide to us. We may not be successful in effectively or efficiently implementing these systems and services or in transitioning data from Federal-Mogul Holdings’ systems to ours. These systems and services may also be more expensive or less efficient than the systems and services Federal-Mogul Holdings is expected to provide during the transition period.

We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with Federal-Mogul Holdings.

The agreements we will enter into with Federal-Mogul Holdings in connection with the spin-off, including the transition services agreement, the intellectual property matters agreement, the employee matters agreement, the tax separation agreement and various commercial agreements, were prepared in the context of the spin-off while we were still a wholly-owned indirect subsidiary of Federal-Mogul Holdings. Accordingly, during the period in which the terms of these agreements and amendments were prepared, we did not have an independent board of directors or a management team that was independent of Federal-Mogul Holdings. As a result, the terms of these agreements are of fixed duration and may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. Arm’s-length negotiations between Federal-Mogul Holdings and an unaffiliated third party in another form of transaction, such as with a buyer in a sale of a business, may have resulted in more favorable terms to the unaffiliated third party. See “Certain Relationships and Related Person Transactions—Our Relationship with Federal-Mogul Holdings Following the Spin-Off.”

Potential indemnification liabilities to Federal-Mogul Holdings pursuant to the separation and distribution agreement could adversely affect us.

The separation and distribution agreement with Federal-Mogul Holdings will provide, among other things, the principal corporate transactions required to effect the spin-off, certain conditions to the spin-off and provisions governing the relationship between us and Federal-Mogul Holdings with respect to and resulting from the spin-off. For a description of the separation and distribution agreement, see “Certain Relationships and Related Person Transactions—Separation and Distribution Agreement.” Among other things, the separation and distribution agreement provides for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after the spin-off, as well as any obligations of Federal-Mogul Holdings that we may assume pursuant to the separation and distribution agreement. If we are required to indemnify Federal-Mogul Holdings under the separation and distribution agreement, we may be subject to substantial liabilities.

If the spin-off is determined to be taxable for U.S. federal income tax purposes, our stockholders could incur significant U.S. federal income tax liabilities.

A condition to the spin-off is Federal-Mogul Holdings’ receipt of an opinion from the law firm of Winston & Strawn LLP substantially to the effect that the spin-off will qualify as tax-free under Sections 355 and 368 and related provisions of the Code, except to the extent of any cash received in lieu of fractional shares of FM Motorparts Common Stock. An opinion of counsel is not binding on the Internal Revenue Service (the “IRS”). Accordingly, the IRS may reach conclusions with respect to the spin-off that are different from the conclusions reached in the opinion. The opinion will rely on certain facts, assumptions, representations and undertakings from Federal-Mogul Holdings and us regarding the past and future conduct of the companies’ respective businesses and other matters, which, if incomplete, incorrect or not satisfied, would have altered counsel’s conclusions.

If the spin-off ultimately is determined to be taxable, the spin-off could be treated as a taxable dividend to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liabilities. In addition, Federal-Mogul Holdings would realize a taxable gain to the extent that the fair market value of FM Motorparts Common Stock exceeds Federal-Mogul Holdings’ tax basis in such stock on distribution date (although most of such gain would be deferred under the “consolidated return” regulations). For a description of the sharing of such liabilities between Federal-Mogul Holdings and us, see “Certain Relationships and Related Person Transactions—Tax Separation Agreement.”

We may not be able to engage in certain corporate transactions after the spin-off.

Our ability to engage in significant equity transactions will be limited or restricted after the spin-off in order to preserve for U.S. federal income tax purposes the tax-free nature of the spin-off by Federal-Mogul Holdings. Even if the spin-off otherwise qualifies for tax-free treatment under Section 355 of the Code, it may be taxable to Federal-Mogul Holdings under Section 355(e) of the Code if 50% or more, by vote or value, of the shares of FM Motorparts Common Stock or Federal-Mogul Holdings common stock are acquired or issued as part of a plan or series of related transactions that includes the spin-off. For this purpose, any acquisitions or issuances of Federal-Mogul Holdings common stock within two years before the spin-off, and any acquisitions or issuances of FM Motorparts Common Stock or Federal-Mogul Holdings common stock within two years after the spin-off, generally are presumed to be part of such a plan, although we or Federal-Mogul Holdings may be able to rebut that presumption. If an acquisition or issuance of shares of FM Motorparts Common Stock or Federal-Mogul Holdings common stock triggers the application of Section 355(e) of the Code, Federal-Mogul Holdings would realize a taxable gain to the extent the fair market value of FM Motorparts Common Stock exceeds Federal-Mogul Holdings’ tax basis in the common stock (although most of such gain would be deferred under the “consolidated return” regulations).

Under the tax separation agreement, there will be restrictions on our ability to take actions that could cause the spin-off to fail to qualify for favorable treatment under the Code. These restrictions may prevent us from entering into transactions which might be advantageous to us or our stockholders. For a description of the tax separation agreement, see “Certain Relationships and Related Person Transactions—Tax Separation Agreement.”

There may be a significant degree of difficulty in operating as a separate entity and managing that process effectively could require a significant amount of senior management’s time.

The spin-off from Federal-Mogul Holdings could cause an interruption of, or loss of momentum in, the operation of our business. Members of our senior management may be required to devote considerable amounts of time to the spin-off, which could decrease the time they will have to manage their ordinary responsibilities. If our senior management is not able to manage the spin-off effectively, or if any significant business activities are interrupted as a result of the spin-off, our business and operating results could suffer.

We may not achieve some or all of the expected benefits of the spin-off, and the spin-off may adversely affect our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the spin-off, or these benefits may be delayed or not occur at all. The spin-off is expected to provide the following benefits, among others: (1) increased focus and operational flexibility that will enable each of FM Motorparts and Federal-Mogul Holdings to be better able to dedicate resources to pursue growth opportunities and execute strategic plans best suited to their respective businesses; (2) a business-appropriate capital structure for each of Federal-Mogul Holdings and FM Motorparts; (3) focused management and more effective equity-based compensation arrangements; and (4) increasing investors’ understanding of FM Motorparts and its market position within its industry, while also allowing for a more natural and interested investor base. The spin-off also should enhance FM Motorparts’ financial flexibility, such as by allowing direct access by FM Motorparts to the capital markets. In contrast to a sale of the entire business, the spin-off will enable current Federal-Mogul Holdings stockholders to directly participate in any future value creation by FM Motorparts, while also allowing investors the flexibility to consider Federal-Mogul Holdings and FM Motorparts as independent investments based on FM Motorparts’ and Federal-Mogul Holdings’ different business models and strategies.

We may not achieve these and other anticipated benefits and may be subject to unanticipated costs in connection with the spin-off for a variety of reasons, including, among others: (1) the spin-off will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business; (2) following the spin-off, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Federal-Mogul Holdings; (3) following the spin-off, our business will be less diversified than Federal-Mogul Holdings’ business prior to the spin-off; and (4) the other actions required to separate Federal-Mogul Holdings’ and FM Motorparts’ respective businesses could disrupt our operations. If we fail to achieve some or all of the benefits expected to result from the spin-off, or if these benefits are delayed, our business and results of operations could be adversely affected.

We share directors with Federal-Mogul Holdings, which may give rise to conflicts.

It is anticipated that certain of our directors will continue to serve as directors of Federal-Mogul Holdings following the spin-off. We also expect to name additional directors for the Company prior to and/or following the spin-off. In any case, Federal-Mogul Holdings directors shall constitute a minority of the Company’s directors. Information concerning any additional directors will be included in an amendment to this information statement. The shared directors with Federal-Mogul Holdings may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. For example, there will be the potential for a conflict of interest when we, on one hand, and Federal-Mogul Holdings, on the other hand, consider acquisitions and other corporate opportunities that may be suitable for us and either or both of them. Also, conflicts may arise if there are issues or disputes under the commercial arrangements that will exist between Federal-Mogul Holdings and us. In addition, after the spin-off, any shared directors with Federal-Mogul Holdings will continue to own equity in Federal-Mogul Holdings (including rights to acquire Federal-Mogul Holdings equity), which they acquired or were granted to them prior to the spin-off. These ownership interests could create actual, apparent or potential conflicts of interest when they are faced with decisions that could have different implications for the Company and Federal-Mogul Holdings. See “Certain Relationships and Related Person Transactions—Certain Relationships and Potential Conflicts of Interest” for a discussion of certain procedures we will institute to help ameliorate such potential conflicts that may arise.

Any overlapping directors with Federal-Mogul Holdings may result in the diversion of corporate opportunities to and other conflicts with Federal-Mogul Holdings and provisions in our amended and restated certificate of incorporation may provide us no remedy in that circumstance.

The Company’s amended and restated certificate of incorporation will provide that directors of the Company may also be serving as directors, officers, employees, consultants or agents of Federal-Mogul Holdings and that the Company may engage in material business transactions with such entities. The Company will renounce its rights to certain business opportunities and the Company’s amended and restated certificate of incorporation will provide that no director or officer of the Company who is also serving as a director, officer, employee, consultant or agent of Federal-Mogul Holdings will be liable to the Company or its stockholders for breach of any fiduciary duty that otherwise would exist by reason of the fact that any such individual directs a corporate opportunity (other than certain limited types of opportunities set forth in our certificate of incorporation) to Federal-Mogul Holdings instead of the Company, or does not refer or communicate information regarding such corporate opportunities to the Company. These provisions in our amended and restated certificate of incorporation also will expressly validate certain contracts, agreements, assignments and transactions (and amendments, modifications or terminations thereof) between the Company and Federal-Mogul Holdings and, to the fullest extent permitted by law, provide that the actions of the overlapping directors or officers in connection therewith are not breaches of fiduciary duties owed to the Company, any of its subsidiaries or their respective stockholders. See “Description of FM Motorparts Capital Stock—Certain Corporate Opportunities and Conflicts.”

Potential liabilities may arise under fraudulent conveyance and transfer laws and legal capital requirements, which could have an adverse effect on our financial condition and our results of operations.

In the event that any entity involved in the spin-off (including certain internal restructuring and financing transactions contemplated to be consummated in connection with the spin-off) subsequently fails to pay its creditors or enters insolvency proceedings, these transactions may be challenged under U.S. federal, U.S. state and foreign fraudulent conveyance and transfer laws, as well as legal capital requirements governing distributions and similar transactions. If a court were to determine under these laws that: (1) at the time of the spin-off, the entity in question (a) was insolvent, (b) was rendered insolvent by reason of the spin-off, (c) had remaining assets constituting unreasonably small capital or (d) intended to incur, or believed it would incur, debts beyond its ability to pay these debts as they matured; or (2) the transaction in question failed to satisfy applicable legal capital requirements, the court could determine that the spin-off was voidable, in whole or in part. Subject to various defenses, the court then could require Federal-Mogul Holdings or us, or other recipients of value in connection with the spin-off (potentially including our stockholders as recipients of shares of FM Motorparts Common Stock in connection with the spin-off), as the case may be, to turn over value to other entities involved in the spin-off and contemplated transactions for the benefit of unpaid creditors. The measure of insolvency and applicable legal capital requirements will vary depending upon the jurisdiction whose law is being applied.

Risks Related to FM Motorparts Common Stock

We cannot be certain that an active trading market for FM Motorparts Common Stock will develop or be sustained after the spin-off and, following the spin-off, our stock price may fluctuate significantly.

A public market for FM Motorparts Common Stock does not currently exist. We anticipate that on or prior to the record date for the distribution, trading of shares of FM Motorparts Common Stock will begin on a “when-issued” basis and will continue through the distribution date, although we cannot guarantee that such trading will occur. We also cannot guarantee that an active trading market will develop or be sustained for FM Motorparts Common Stock after the spin-off, nor can we predict the prices at which shares of FM Motorparts Common Stock may trade after the spin-off. Similarly, we cannot predict the effect of the spin-off on the trading prices of FM Motorparts Common Stock or whether the combined market value of the shares of FM Motorparts Common Stock and the shares of Federal-Mogul Holdings common stock after the spin-off will be less than, equal to or greater than the market value of shares of Federal-Mogul Holdings common stock prior to the spin-off.

The market price of FM Motorparts Common Stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of comparable companies;

•	changes to the regulatory and legal environment under which we operate;

•	domestic and worldwide economic conditions; and

•	sales by investors of some or all of the shares of FM Motorparts Common Stock that they receive in the spin-off.

Further, when the market price of a company’s common stock drops significantly, stockholders often initiate securities class action lawsuits against the company. A lawsuit against FM Motorparts could cause us to incur substantial costs and could divert the time and attention of our senior management and other resources.

Mr. Carl C. Icahn will be able to exert significant influence over the Company and his interests may conflict with the interests of the Company’s other stockholders.

Following the spin-off, Mr. Carl C. Icahn will indirectly control     % of the voting power of the Company’s capital stock and, by virtue of such stock ownership, will be able to control or exert substantial influence over the Company, including:

•	the election of directors;

•	business strategy and policies;

•	mergers or other business combinations;

•	acquisition or disposition of assets;

•	future issuances of common stock or other securities;

•	incurrence of debt or obtaining other sources of financing; and

•	the payment of dividends on the Company’s common stock.

The existence of a controlling stockholder may have the effect of making it difficult for, or may discourage or delay, a third party from seeking to acquire a majority of the Company’s outstanding common stock, which may adversely affect the market price of the stock.

Mr. Icahn’s interests may not always be consistent with the Company’s interests or with the interests of the Company’s other stockholders. Mr. Icahn and entities controlled by him may also pursue acquisitions or business opportunities that may or may not be complementary to the Company’s business. To the extent that conflicts of interest may arise between the Company and Mr. Icahn and his affiliates, those conflicts may be resolved in a manner adverse to the Company or its other stockholders.

In addition, as a result of Mr. Icahn’s ownership of FM Motorparts Common Stock, we will be eligible to be treated as a “controlled company” for NASDAQ purposes, which allows us to opt out of certain NASDAQ corporate governance requirements, including requirements that: (i) a majority of our board of directors consist of independent directors; (ii) director nominees be selected or recommended for selection by a majority of the independent directors or by a nominating committee composed solely of independent directors; and (iii) compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors. We intend to take advantage of these exemptions.

The Company’s stock price may decline due to sales of shares by Mr. Carl C. Icahn.

Sales of substantial amounts of FM Motorparts Common Stock by Mr. Icahn and his affiliates, or the perception that these sales may occur, may adversely affect the price of FM Motorparts Common Stock and impede its ability to raise capital through the issuance of equity securities in the future. By selling a large number of shares, Mr. Icahn could cause the price of FM Motorparts Common Stock to decline.

A number of shares of FM Motorparts Common Stock are or will be eligible for future sale, which may cause our stock price to decline.

Any sales of substantial amounts of FM Motorparts Common Stock in the public market or the perception that such sales might occur, in connection with the spin-off or otherwise, may cause the market price of the FM Motorparts Common Stock to decline. Upon completion of the spin-off, we expect that we will have an aggregate of approximately              shares of FM Motorparts Common Stock issued and outstanding on the distribution date. These shares will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act. Persons who may be deemed to be our affiliates after the spin-off include individuals or entities that control, are controlled by or are under common control with FM

Motorparts, which may include certain FM Motorparts executive officers, directors or principal stockholders,

including IEH. See “Description of FM Motorparts Capital Stock—Shares Eligible for Future Sale.”

We are unable to predict whether large amounts of FM Motorparts Common Stock will be sold in the open market following the spin-off. We are also unable to predict whether a sufficient number of buyers would be in the market at that time.

We expect that, immediately following the spin-off, IEH, which beneficially owns approximately     % of the outstanding Federal-Mogul Holdings common stock as of the date of this information statement, will beneficially own approximately     % of our outstanding common stock. IEH will, in its sole discretion, determine the timing and terms of any transactions with respect to its shares of FM Motorparts Common Stock, taking into account business and market conditions and other factors that it deems relevant. IEH is not subject to any contractual obligation to maintain its ownership position in us. Consequently, we cannot assure you that IEH will maintain its ownership interest in us. Any sale by IEH of FM Motorparts Common Stock or any announcement by IEH that it has decided to sell shares of FM Motorparts Common Stock, or the perception by the investment community that IEH has sold or decided to sell shares of FM Motorparts Common Stock, could have an adverse impact on the price of FM Motorparts Common Stock. We expect to grant IEH certain registration rights with respect to the shares of FM Motorparts Common Stock that it will receive in connection with the spin-off. See “Description of FM Motorparts Capital Stock—Registration Rights.” For further description of transfer restrictions that may apply to our capital stock, see “The Spin-Off—Transferability of Shares You Receive.”

The combined post-spin-off value of FM Motorparts Common Stock and Federal-Mogul Holdings common stock may not equal or exceed the pre-spin-off value of Federal-Mogul Holdings common stock.

We cannot assure you that the combined trading prices of Federal-Mogul Holdings common stock and FM Motorparts Common Stock after the spin-off, as adjusted for any changes in the combined capitalization of the two companies, will be equal to or greater than the trading price of Federal-Mogul Holdings common stock prior to the spin-off. Until the market has fully evaluated the business of Federal-Mogul Holdings without the Motorparts Business, the price at which shares of Federal-Mogul Holdings common stock trade may fluctuate. Similarly, until the market has fully evaluated the Motorparts Business, the price at which shares of FM Motorparts Common Stock trade may fluctuate.

We do not expect to pay dividends for the foreseeable future.

We do not currently expect to declare or pay dividends on FM Motorparts Common Stock for the foreseeable future following the spin-off. Instead, we intend to retain earnings to finance the growth and development of our business and for working capital and general corporate purposes. Any payment of dividends will be at the discretion of our board of directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, any contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our board of directors may deem relevant. As a result, you may not receive any return on an investment in our capital stock in the form of dividends.

Your percentage ownership in FM Motorparts may be diluted in the future.

In the future, your percentage ownership in FM Motorparts may be diluted because of equity issuances for acquisitions, strategic investments, capital market transactions or otherwise, including equity awards that we may grant to our directors, officers and employees. Our compensation committee may grant additional stock options or other stock-based awards to our employees after the spin-off. These awards would have a dilutive effect on our earnings per share, which could adversely affect the market price of the FM Motorparts Common Stock. From time to time, we may issue additional options or other stock-based awards to our employees under our employee benefits plans.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials that we have filed or will file with the SEC contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. Forward-looking statements are subject to risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include information concerning our future financial performance, business strategy, plans, goals and objectives.

Statements preceded or followed by, or that otherwise include, the words “believes,” “expects,” “anticipates,” “intends,” “project,” “estimates,” “plans,” “forecast,” “is likely to” and similar expressions or future or conditional verbs such as “will,” “may,” “would,” “should” and “could” are generally forward-looking in nature and not historical facts. In particular, information included under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Certain Relationships and Related Person Transactions” and “The Spin-Off” contains forward-looking statements. Where, in any forward-looking statement or elsewhere in this information statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of our management and is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished.

The following factors, among others, could cause our actual results, performance or achievements to differ from those set forth in the forward-looking statements:

•	The Company’s expected indebtedness following the spin-off.

•	The Company’s ability to obtain cash adequate to fund its needs, including availability of borrowings under its expected credit facility.

•	The Company’s ability to successfully integrate the operations of, and achieve the anticipated benefits associated with, businesses we acquire, including our recent Acquisitions.

•	The effectiveness of the Company’s strategic initiatives.

•	Declines in demand for our products that could result from lower aftermarket parts replacement activity, production levels and global OE automotive sales.

•	Consolidation and increased market power of the Company’s aftermarket customers.

•	The availability of additional financing on favorable terms.

•	Potential impairment of the carrying value of goodwill and other intangible assets.

•	Risks related to our receivables sale arrangements.

•	The loss of any of the Company’s executive officers or key employees.

•	Various worldwide economic, political and social factors, changes in economic conditions, currency fluctuations and devaluations, credit risks in emerging markets, or political instability in foreign countries where the Company has significant manufacturing operations, customers or suppliers.

•	The highly competitive nature of the automotive aftermarket industry.

•	Fluctuations in the price and availability of raw materials, finished parts and other supplies used in the manufacturing and distribution of our products.

•	The cost of complying, or the Company’s failure to comply, with various environmental, health and safety laws and regulations to which the Company is subject.

•	The outcome of legal proceedings and commercial or contractual disputes in which the Company is involved.

•	The Company’s ability to protect its intellectual property and prevent its improper use by third parties.

•	The Company’s lack of operating history as a standalone entity apart from Federal-Mogul Holdings.

•	The Company’s inability to establish its own financial, administrative and other support functions to operate as a standalone business.

•	Loss of operational efficiencies as a result of our separation from Federal-Mogul Holdings.

Certain of these and other factors are discussed in more detail in the sections of this information statement entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this information statement. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. If one or more of these or other factors materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from our expectations. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this information statement are made only as of the date of this information statement, and we undertake no obligation, and expressly disclaim any obligation, to publicly update or review any forward-looking statement made by us or on our behalf, whether as a result of new information, future developments, subsequent events or circumstances or otherwise.

THE SPIN-OFF

On September 3, 2014, Federal-Mogul Holdings announced plans to separate its two businesses, the Powertrain Business and the Motorparts Business, into two independent public companies. Immediately prior to the spin-off, Federal-Mogul Holdings will own and operate the Powertrain Business and we, Federal-Mogul Motorparts Corporation, will own and operate the Motorparts Business. Federal-Mogul Holdings then will distribute the FM Motorparts Common Stock pro rata to its stockholders. Following the spin-off, we will operate as a separate, publicly traded company. Following the spin-off, Federal-Mogul Holdings will not own any equity interest in us, and we will operate independently from Federal-Mogul Holdings. No approval of Federal-Mogul Holdings’ stockholders is required in connection with the spin-off, and Federal-Mogul Holdings’ stockholders will not have any appraisal rights in connection with the spin-off.

The distribution of FM Motorparts Common Stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “—Conditions to the Spin-Off.”

Reasons for the Spin-Off

The Federal-Mogul Holdings board of directors believes that separating the Motorparts Business from the Powertrain Business is in the best interests of Federal-Mogul Holdings and its stockholders for a number of reasons, including:

•	Increased focus and operational flexibility. Following the spin-off, FM Motorparts and Federal-Mogul Holdings each will have a more focused business and be better able to dedicate resources to pursue growth opportunities and execute strategic plans best suited to its business.

•	Focused management. The spin-off will allow management of each company to devote time and attention to the development and implementation of corporate strategies that are based on the specific business characteristics of the respective companies. Since 2013, FM Motorparts has assembled an experienced management team from both within and outside the Company that is totally focused on the development and execution of a profitable growth strategy for FM Motorparts. The spin-off will allow us to design a more tailored compensation structure that better reflects the strategies, policies and business characteristics of FM Motorparts. Separate equity-based compensation arrangements for FM Motorparts should more closely align the interests of FM Motorparts management with the interests of stockholders.

•	Business-appropriate capital structure. The spin-off will allow each of Federal-Mogul Holdings and FM Motorparts to implement a capital structure that is tailored to its business needs and is expected to result in a more efficient allocation of capital for both Federal-Mogul Holdings and FM Motorparts.

•	Investor choice. The spin-off will allow investors to increase their understanding of FM Motorparts and its market position within its industry, while also allowing for a more natural and interested investor base. The spin-off also should enhance FM Motorparts’ financial flexibility, such as by allowing direct access by FM Motorparts to the capital markets. In contrast to a sale of the entire business, the spin-off will enable current Federal-Mogul Holdings stockholders to directly participate in any future value creation by FM Motorparts, while also allowing investors the flexibility to consider Federal-Mogul Holdings and FM Motorparts as independent investments based on FM Motorparts’ and Federal-Mogul Holdings’ different business models and strategies.

The Federal-Mogul Holdings board of directors also considered a number of potentially negative factors in evaluating the spin-off, including the following:

•

Removal of the Motorparts Business from Federal-Mogul Holdings and impact on standalone entities’ financial condition. The spin-off will remove the Motorparts Business from Federal-Mogul Holdings via a transaction that may not realize anticipated benefits to Federal-Mogul Holdings and may negatively impact the financial condition of the post-spin standalone entities. The benefits afforded to

Federal-Mogul Holdings by the transaction may not be sufficient to offset potential costs or other negative factors, such as a reduction in profit and earnings, arising from the spin-off and the loss of the Motorparts Business.

•	Loss of synergies and purchasing power and increased costs. As a current part of Federal-Mogul Holdings, FM Motorparts takes advantage of Federal-Mogul Holdings’ size and purchasing power in procuring certain goods and services. After the spin-off, as a separate, independent entity, FM Motorparts may be unable to obtain these goods, services, and technologies at prices or on terms as favorable as those Federal-Mogul Holdings obtained prior to the spin-off. FM Motorparts may also incur costs for certain functions previously performed by Federal-Mogul Holdings, such as information technology co-location and other general and administrative functions, that are higher than the amounts reflected in our historical financial statements, which could cause FM Motorparts’ profitability to decrease.

•	Disruptions to the business as a result of the spin-off. The actions required to separate Federal-Mogul Holdings’ and FM Motorparts’ respective businesses could disrupt FM Motorparts’ operations.

•	Ongoing purchases from Federal-Mogul Holdings. Following the spin-off, FM Motorparts expects to purchase products from Federal-Mogul Holdings. FM Motorparts’ purchasing decisions will be made by FM Motorparts independently of Federal-Mogul Holdings, without any benefit the standalone companies may otherwise have enjoyed as a consolidated entity.

•	Increased significance of certain costs and liabilities. Certain costs and liabilities that were otherwise less significant to Federal-Mogul Holdings as a whole will be more significant for us as a standalone company.

•	One-time costs of the spin-off. We will incur costs in connection with the transition to being a standalone company that may include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel new to us, and costs to separate shared systems.

•	Inability to realize anticipated benefits of the spin-off. We may not achieve the anticipated benefits of the spin-off for a variety of reasons, including, among others: (1) the spin-off will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business; (2) following the spin-off, we may be more susceptible to market fluctuations and other adverse events than if it were still a part of Federal-Mogul Holdings; and (3) following the spin-off, our business will be less diversified than Federal-Mogul Holdings’ business prior to the spin-off.

The Federal-Mogul Holdings board of directors concluded that the expected benefits of the spin-off outweighed these factors.

When and How You Will Receive the Distribution

Federal-Mogul Holdings expects to distribute FM Motorparts Common Stock on             , 2015, the distribution date, to all holders of outstanding Federal-Mogul Holdings common stock as of      p.m. Eastern time on             , 2015, the record date.                      will serve as the distribution agent in connection with the distribution and the transfer agent and registrar for FM Motorparts Common Stock.

If you own Federal-Mogul Holdings common stock as of the record date, shares of FM Motorparts Common Stock that you are entitled to receive in the spin-off will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf in direct registration form. If you are a registered holder,                      will then mail you a direct registration account statement that reflects your shares of FM Motorparts Common Stock. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in the distribution. If you sell Federal-Mogul Holdings common stock in the “regular-way” market after the record date and before the distribution, you will also be selling your right to receive shares of FM Motorparts Common Stock in the distribution.

Most Federal-Mogul Holdings stockholders hold their shares of Federal-Mogul Holdings common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your shares of Federal-Mogul Holdings common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the FM Motorparts Common Stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

Transferability of Shares You Receive

Shares of FM Motorparts Common Stock distributed to Federal-Mogul Holdings stockholders in connection with the spin-off will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by or are under common control with FM Motorparts, which may include certain FM Motorparts executive officers, directors or principal stockholders, including IEH. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of FM Motorparts Common Stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Number of Shares of FM Motorparts Common Stock You Will Receive

For each share of Federal-Mogul Holdings common stock that you own as of      p.m. Eastern time on the record date, you will be entitled to receive      shares of FM Motorparts Common Stock on the distribution date. Federal-Mogul Holdings will not distribute any fractional shares of FM Motorparts Common Stock to its stockholders. Instead, if you are a registered holder, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds, net of brokerage commissions and other costs (the “aggregate net cash proceeds”), of the sales pro rata (based on the fractional share such holder otherwise would be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by Federal-Mogul Holdings or FM Motorparts, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either Federal-Mogul Holdings or FM Motorparts. Neither we nor Federal-Mogul Holdings will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

See “Material U.S. Federal Income Tax Consequences” for an explanation of the material U.S. federal income tax consequences of the spin-off, including the receipt of cash in lieu of fractional shares. If you hold physical certificates for Federal-Mogul Holdings shares and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate cash proceeds of the sales net of brokerage fees and other expenses. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Federal-Mogul Holdings common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Results of the Spin-Off

After our spin-off from Federal-Mogul Holdings, we will be an independent, publicly traded company. The actual number of shares to be distributed will be determined as of the record date. The spin-off will not affect the number of outstanding shares of Federal-Mogul Holdings common stock or any rights of Federal-Mogul Holdings’ stockholders. Federal-Mogul Holdings will not distribute any fractional shares of FM Motorparts Common Stock.

Before the spin-off, we will enter into a separation and distribution agreement and other agreements with Federal-Mogul Holdings to effect the spin-off and provide a framework for our relationship with Federal-Mogul Holdings after the spin-off. These agreements will provide for the allocation between us and Federal-Mogul Holdings of Federal-Mogul Holdings’ assets, liabilities and obligations (including employee benefits, intellectual property, and tax-related assets and liabilities) attributable to periods prior to our spin-off from Federal-Mogul Holdings and will govern the relationship between Federal-Mogul Holdings and FM Motorparts after the spin-off. For a more detailed description of these agreements, see “Certain Relationships and Related Person Transactions—Our Relationship with Federal-Mogul Holdings Following the Spin-Off.”

Market for FM Motorparts Common Stock

There is currently no public trading market for the FM Motorparts Common Stock. We intend to apply to list the FM Motorparts Common Stock on the NASDAQ Global Select Market under the symbol “FMMP.” We have not and will not set the initial price of the FM Motorparts Common Stock. The initial price will be established by the public markets.

We cannot predict the price at which the FM Motorparts Common Stock will trade after the spin-off. The combined trading prices, after the spin-off, of the shares of FM Motorparts Common Stock that each Federal-Mogul Holdings stockholder will receive in the distribution and the shares Federal-Mogul Holdings common stock held as of the record date may not equal the “regular-way” trading price of a Federal-Mogul Holdings share immediately prior to the spin-off. The price at which FM Motorparts Common Stock trades may fluctuate significantly, particularly until a regular public market develops. Trading prices for FM Motorparts Common Stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors—Risks Related to the FM Motorparts Common Stock.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and including the distribution date, we expect that there will be two markets in shares of Federal-Mogul Holdings common stock: a “regular-way” market and an “ex-distribution” market. Shares of Federal-Mogul Holdings common stock that trade on the “regular-way” market will trade with an entitlement to FM Motorparts Common Stock distributed pursuant to the spin-off. Shares of Federal-Mogul Holdings common stock that trade on the “ex-distribution” market will trade without an entitlement to FM Motorparts Common Stock distributed pursuant to the spin-off. If you sell your shares of Federal-Mogul Holdings common stock in the “regular-way” market after the record date and before the distribution, you also will be selling your right to receive FM Motorparts Common Stock in connection with the spin-off. If you own shares of Federal-Mogul Holdings common stock as of the record date and sell those shares on the “ex-distribution” market after the record date and before the distribution, you will receive the shares of common stock that you are entitled to receive pursuant to your ownership as of the record date of the shares of Federal-Mogul Holdings common stock.

Furthermore, beginning on or shortly before the record date and continuing up to and including the distribution date, we expect that there will be a “when-issued” market in the FM Motorparts Common Stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for FM Motorparts Common Stock that will be distributed to holders of shares of Federal-Mogul Holdings common stock on the distribution date. If you owned shares of Federal-Mogul Holdings common stock at the record date, you would be entitled to FM

Motorparts Common Stock distributed pursuant to the distribution. You may trade this entitlement to shares of FM Motorparts Common Stock, without the shares of Federal-Mogul Holdings common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to FM Motorparts Common Stock will end, and “regular-way” trading will begin.

Conditions to the Spin-Off

We have announced that the distribution will be effective on             , 2015, which is the distribution date, provided that the following conditions shall have been satisfied (or waived by Federal-Mogul Holdings in its sole discretion):

•	the Federal-Mogul Holdings board of directors shall have authorized and approved the spin-off and related transactions and not withdrawn such authorization and approval, and shall have declared the distribution of FM Motorparts Common Stock to Federal-Mogul Holdings stockholders;

•	the completion of a series of transactions intended to separate the Motorparts Business and the Powertrain Business;

•	the debt financing contemplated to be obtained in connection with the spin-off shall have been obtained;

•	compliance with the terms of Federal-Mogul Holdings’ existing credit agreement;

•	the registration statement of which this information statement forms a part shall have become effective, and no stop order suspending the effectiveness of the registration statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC;

•	this information statement shall have been made available to Federal-Mogul Holdings stockholders as of the record date;

•	all actions and filings necessary or appropriate under applicable federal, state or foreign securities or “blue sky” laws and the rules and regulations thereunder shall have been taken and, where applicable, become effective or been accepted;

•	FM Motorparts Common Stock shall have been accepted for listing on NASDAQ, subject to official notice of issuance;

•	the separation and distribution agreement between FM Motorparts and Federal-Mogul Holdings and each ancillary agreement contemplated thereby shall have been executed by each party thereto;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off shall be in effect, and no other event outside the control of Federal-Mogul Holdings shall have occurred or failed to occur that prevents the consummation of the spin-off;

•	the receipt of an opinion from the law firm of Winston & Strawn LLP that the spin-off will meet the requirements necessary for the spin-off to receive tax-free treatment under Sections 355 and 368 and related provisions of the Code;

•	the individuals listed as members of FM Motorparts post-spin-off board of directors in this information statement shall have been duly elected, and such individuals shall be the members of FM Motorparts board of directors immediately after the spin-off;

•	immediately prior to the spin-off, FM Motorparts’ amended and restated certificate of incorporation and bylaws, each in substantially the form filed as an exhibit to the registration statement of which this information statement forms a part, shall be in effect; and

•	no event or development shall have occurred or exist that, in the judgment of the Federal-Mogul Holdings board of directors, in its sole and absolute discretion, makes it inadvisable to effect the spin-off or the other transactions contemplated by the separation and distribution agreement.

Federal-Mogul Holdings and FM Motorparts cannot assure you that any or all of these conditions will be met.

Federal-Mogul Holdings also reserves the right to withdraw and cancel the spin-off if, at any time prior to the distribution date, the board of directors of Federal-Mogul Holdings determines, in its sole discretion, that the spin-off is not in the best interest of Federal-Mogul Holdings or its stockholders, or that market conditions are such that it is not advisable to consummate the spin-off. If Federal-Mogul Holdings cancels or waives any condition to the spin-off, it will notify Federal-Mogul Holdings stockholders in a manner reasonably calculated to inform them about the cancellation as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement. The fulfillment of the foregoing conditions will not create any obligation on the part of Federal-Mogul Holdings to effect the spin-off.

Federal-Mogul Holdings will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the spin-off (including the number of shares of FM Motorparts Common Stock that will be distributed to holders of shares of Federal-Mogul Holdings common stock on the distribution date) and, to the extent it determines to so proceed, to determine the record date and the distribution date and the distribution ratio. Federal-Mogul Holdings does not intend to notify its stockholders of any modifications to the terms of the spin-off that, in the judgment of its board of directors, are not material. For example, the Federal-Mogul Holdings board of directors might consider material such matters as significant changes to the distribution ratio, the assets to be contributed or the liabilities to be assumed in the spin-off. To the extent that the Federal-Mogul Holdings board of directors determines that any modifications by Federal-Mogul Holdings materially change the material terms of the spin-off, Federal-Mogul Holdings will notify Federal-Mogul Holdings stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement.

DIVIDEND POLICY

We do not currently expect to declare or pay dividends on the FM Motorparts Common Stock for the foreseeable future following the spin-off. Instead, we intend to retain earnings to finance the growth and development of our business and for working capital and general corporate purposes. Any payment of dividends will be at the discretion of our board of directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, any contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our board of directors may deem relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

CAPITALIZATION

The following table sets forth our cash and equivalents and capitalization as of September 30, 2014 on (i) an actual unaudited historical combined basis and (ii) an unaudited pro forma basis as adjusted to give effect to the separation and the transactions related to the separation as if they had occurred on September 30, 2014. You can find an explanation of the pro forma adjustments made to our historical combined financial statements under “Unaudited Pro Forma Combined Financial Statements.”

The historical information below does not necessarily reflect what our capitalization would have been had we operated as a separate, publicly traded company for the period prior to September 30, 2014 and is not necessarily indicative of our future capitalization. This table should be read in conjunction with “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and accompanying notes included in this information statement.

	As of September 30, 2014
	Actual	Pro Forma
	(in millions)
Cash and equivalents	$4	$

Short-term debt, including current portion of long-term debt	$12	$
Long-term debt	1

Total debt	13

Equity:
Common stock, no par value	—
Additional paid in capital	—
Net parent company investment in FM Motorparts	2,439
Accumulated other comprehensive loss	(196)

Total shareholders’ equity	2,243

Total capitalization	$2,256	$

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The combined statements of operations data set forth below for the fiscal years ended December 31, 2013 and 2012, and the combined balance sheet data as of December 31, 2013 and 2012, are derived from the audited combined financial statements included in this information statement. The combined statements of operations data set forth below for the fiscal years ended December 31, 2011 and 2010, and the combined balance sheet data as of December 31, 2011 and 2010, are derived from the unaudited combined financial statements not included in this information statement. The condensed combined statements of operations data set forth below for the nine months ended September 30, 2014 and 2013, and the condensed combined balance sheet data as of September 30, 2014 and 2013, are derived from the unaudited condensed combined financial statements included in this information statement. The results for the nine months ended September 30, 2014 are not necessarily indicative of results to be expected for the year ending December 31, 2014, any other interim periods or any future period or year. All such historical financial and other data reflects the Motorparts Business of Federal-Mogul Holdings and is referred to herein as “our” historical financial and other data.

The historical combined financial statements include expense allocations for certain functions provided by Federal-Mogul Holdings, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, insurance and share-based compensation. These costs are included within selling and administrative expenses in the combined statements of operations. However, the allocations may not reflect the expenses that the Company would have incurred as an independent, publicly traded company for the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, which functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Consequently, the financial information included here may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly traded company during the periods presented.

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010
	(unaudited)
	(millions of dollars)
Consolidated Statement of Comprehensive Income (Loss) Data
Net sales	$2,370	$2,209	$2,935	$2,853	$2,985	$2,944
Cost of products sold	1,962	1,825	2,432	2,389	2,462	2,405

Gross profit	408	384	503	464	523	539
Selling and administrative expenses	318	277	370	326	341	330
Adjustment of assets to fair value	1	—	2	175	271	—
Restructuring expense, net	21	7	21	17	5	4
Net income (loss)	9	20	11	(119)	(189)	113

	As of September 30,		As of December 31,
	2014	2013	2013	2012	2011	2010
	(unaudited)
	(millions of dollars)
Consolidated Balance Sheet Data
Total assets	$3,531	$3,076	$3,017	$3,165	$3,022	$3,136
Indebtedness	13	24	24	25	22	20
Total liabilities	1,288	1,001	1,014	981	650	603

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined statements of operations for the nine months ended September 30, 2014 and the year ended December 31, 2013 and unaudited pro forma condensed combined balance sheet as of September 30, 2014 should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical combined annual and condensed interim financial statements and the corresponding notes included elsewhere in this information statement.

The following unaudited pro forma combined financial statements have been derived from FM Motorparts’ historical combined annual and condensed interim financial statements included elsewhere in this information statement. The statements are for informational purposes only and do not purport to represent what FM Motorparts’ financial position and results of operations actually would have been had the spin-off occurred on the dates indicated, or to project FM Motorparts’ financial performance for any future period.

Federal-Mogul Holdings did not account for FM Motorparts as, and FM Motorparts was not operated as, a separate, independent company for the periods presented. Due to regulations governing the preparation of pro forma financial statements, the pro forma financial statements do not reflect certain estimated incremental expenses associated with being an independent public company because they are projected amounts based on judgmental estimates. The estimated incremental expenses associated with being an independent, public company include costs for information technology and costs associated with corporate administrative services such as tax, treasury, audit, risk management, legal, stockholder relations and human resources.

The unaudited pro forma combined balance sheet was prepared assuming that FM Motorparts’ spin-off from Federal-Mogul Holdings occurred as of September 30, 2014. The unaudited pro forma combined statements of operations were prepared assuming that the spin-off occurred as of January 1, 2013.

The unaudited pro forma combined financial statements have been adjusted to give effect to the following:

•	the contribution by Federal-Mogul Holdings to FM Motorparts of the assets and liabilities that comprise FM Motorparts’ business,

•	the distribution of shares of our common stock by Federal-Mogul Holdings to its stockholders,

•	the incurrence of $ of indebtedness at an interest rate of %,

•	the results of operations of the Affinia chassis business and Honeywell’s friction business for the periods prior to the acquisitions of those businesses on May 1, 2014 and July 11, 2014, respectively, after giving effect to provisional purchase price adjustments,

•	the removal of separation costs incurred by FM Motorparts from selling, general and administrative expenses, and

•	the impact of the separation and distribution agreement, the tax sharing agreement, the transition services agreement, the employee matters agreement, the intellectual property matters agreement, and other commercial agreements between FM Motorparts and Federal-Mogul Holdings and the provisions contained therein.

FEDERAL-MOGUL MOTORPARTS CORPORATION

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(millions of dollars)

	Historical	Spin-off Pro Forma Adjustments			Acquisition Pro Forma Adjustments	Pro Forma
Net sales	$2,370		(A	)
Cost of products sold	(1,962)		(A	)(B)

Gross profit	408	—			—	—

Selling, general and administrative expenses	(318)		(B	)(C)
Interest expense, net	—		(D	)
Amortization expense	(28)
Restructuring expense, net	(21)
Equity earnings of non-combined affiliates	12
Adjustment of assets to fair value	(1)
Other expense, net	(7)

Income (loss) from continuing operations before income taxes	45	—			—	—
Income tax (expense) benefit	(36)		(E	)		—

Net income (loss)	$9	—			—	—

Net income per share—
Basic	—
Diluted	—

Weighted average shares outstanding—
Basic	—		(F	)
Diluted	—		(G	)

See accompanying notes to Unaudited Pro Forma Combined Financial Statements.

FEDERAL-MOGUL MOTORPARTS CORPORATION

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

(millions of dollars)

	Historical	Spin-off Pro Forma Adjustments			Acquisition Pro Forma Adjustments	Pro Forma
Net sales	$2,935		(A	)
Cost of products sold	(2,432)		(A	)(B)

Gross profit	503	—			—	—
Selling, general and administrative expenses	(370)		(B	)(C)
Interest expense, net	—		(D	)
Amortization expense	(36)
Restructuring expense, net	(21)
Equity earnings of non-combined affiliates	10
Adjustment of assets to fair value	(2)
Other expense, net	(7)

Income (loss) from continuing operations before income taxes	77
Income tax (expense) benefit	(56)		(E	)

Net income (loss)	$21	—			—	—

Net income per share—
Basic	—
Diluted	—

Weighted average shares outstanding—
Basic	—		(F	)
Diluted	—		(G	)

See accompanying notes to Unaudited Pro Forma Combined Financial Statements.

FEDERAL-MOGUL MOTORPARTS CORPORATION

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2014

(millions of dollars)

	Historical	Pro Forma Adjustments			Pro Forma
ASSETS
Current Assets:
Cash and equivalents	$4	$—	(H	)
Accounts receivable, net	981		(A	)
Inventories, net	825		(A	)
Prepaid expenses and other current assets	145		(E	)

Total current assets	1,955	—			—
Property, plant and equipment, net	616
Goodwill and other indefinite-lived intangible assets	554
Definite-lived intangible assets, net	310
Investments in non-consolidated affiliates	57
Deferred income taxes and other noncurrent assets	39		(E	)

	$3,531	$—			$—

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term debt, including current portion of long-term debt	$12
Accounts payable	523
Accrued liabilities	328
Current portion of pensions and other postemployment benefits liability	7
Other current liabilities	95

Total current liabilities	965	—			—
Long-term debt	1		(H	)
Pensions and other postemployment benefits liability	95
Long-term portion of deferred income taxes	150		(E	)
Other accrued liabilities	77

Shareholders’ equity:
Common stock	—		(I	)
Additional paid-in capital, including warrants	—		(I	)
Accumulated other comprehensive loss	(196)
Net parent investment	2,439

Total shareholders’ equity	2,243	—			—

	$3,531	$—			$—

See accompanying notes to Unaudited Pro Forma Combined Financial Statements.

FEDERAL-MOGUL MOTORPARTS CORPORATION

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(A)	Reflects the effect of the commercial agreements that FM Motorparts and Federal-Mogul Holdings will enter into at the time of the spin-off.

(B)	Reflects the difference in costs to be incurred by FM Motorparts for the services to be provided by Federal-Mogul Holdings or FM Motorparts to the other party under transition services agreements.

(C)	The adjustments to SG&A remove separation costs incurred by FM Motorparts during the three months ended September 30, 2014 that are directly related to the spin-off. These costs were allocated to us from Federal-Mogul Holdings and are included in our historical results of operations. The tax effects of the pro forma adjustments relating to the separation costs were calculated using an estimated tax rate of %, based on the blended federal and state statutory income tax rates.

A summary of transaction costs allocated to us from Federal-Mogul Holdings is presented in the table below.

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
Audit fees	$	$
Professional service fees
Legal fees
Tax-related fees

Total spin-off transaction costs	$	$

(D)	Reflects interest expense related to approximately $ of indebtedness that FM Motorparts expects to incur concurrent with the spin-off. Based on FM Motorparts’ currently expected credit rating, the interest rate of such indebtedness is expected to be approximately % per year. Interest expense was calculated assuming constant debt levels throughout the periods presented. Interest expense may be higher or lower if FM Motorparts’ actual interest rate or credit rating changes. A % change to the annual interest rate would change net income by approximately $ million on an annual basis.

(E)	Reflects the tax effects of the other pro forma adjustments at the applicable statutory income tax rates.

(F)	The number of FM Motorparts shares used to compute pro forma basic earnings per share is based on the number of shares of FM Motorparts common stock assumed to be outstanding on the distribution date, based on the number of Federal-Mogul Holdings common shares outstanding on , assuming a distribution ratio of shares of FM Motorparts common stock for each Federal-Mogul Holdings common share outstanding.

(G)	The number of shares used to compute pro forma diluted earnings per share is based on the number of basic shares of FM Motorparts common stock as described in Note E above, plus incremental shares assuming exercise of dilutive outstanding options and restricted stock awards.

(H)	Reflects the incurrence of approximately $ of indebtedness and the distribution of $ in cash to Federal-Mogul Holdings.

(I)	On the distribution date, Federal-Mogul Holdings’ net investment in FM Motorparts will be redesignated as FM Motorparts shareholders’ equity and will be allocated between common stock and additional paid in capital based on the number of shares of FM Motorparts common stock outstanding at the distribution date.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the audited combined financial statements and accompanying notes and the unaudited interim combined financial statements and accompanying notes included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. See “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

Spin-Off

On September 3, 2014, Federal-Mogul Holdings announced plans to separate its two businesses, the Powertrain Business, which supplies advanced technologies and precision components for demanding powertrain applications and environments for use in automotive, heavy duty and industrial applications, and the Motorparts Business, which sells and distributes leading products and globally recognized brands in the global vehicle aftermarket, while also serving OEMs with products including braking, chassis and wipers in automotive, heavy duty and/or certain other transportation-related applications, into two independent public companies. Federal-Mogul Holdings is undertaking a series of transactions intended to separate the Motorparts Business and the Powertrain Business. Immediately prior to the spin-off, Federal-Mogul Holdings will own and operate the Powertrain Business and we, Federal-Mogul Motorparts Corporation, will own and operate the Motorparts Business. Federal-Mogul Holdings then will distribute the FM Motorparts Common Stock pro rata to its stockholders. Following the spin-off, we will operate as a separate, publicly traded company.

The distribution of FM Motorparts Common Stock as described in this information statement is subject to the satisfaction or waiver of certain conditions, including, among others, (i) the completion of a series of transactions intended to separate the Motorparts Business and the Powertrain Business; (ii) consummation of the debt financing contemplated to be obtained in connection with the spin-off, (iii) the effectiveness of the registration statement of which this information statement forms a part, (iv) compliance with the terms of Federal-Mogul Holdings’ existing credit agreement and (v) the receipt of an opinion from the law firm of Winston & Strawn LLP that the spin-off will meet the requirements necessary for the spin-off to receive tax-free treatment under Sections 355 and 368 and related provisions of the Code. For a more detailed description of the conditions to the spin-off, see “The Spin-Off—Conditions to the Spin-Off.” We expect to complete the spin-off on             , 2015. However, we cannot assure you that the spin-off will be completed on the anticipated timeline, or at all, or that the terms of the spin-off will not change.

Description of the Company

FM Motorparts sells and distributes a broad portfolio of products in the global vehicle aftermarket under more than 20 of the world’s most recognizable brands and through customer private label programs. FM Motorparts also provides OEMs with braking, chassis and wiper products. FM Motorparts believes its aftermarket products are recognized for their superior quality, safety and performance. Approximately 75% of FM Motorparts’ net sales are derived from sales to customers in the aftermarket and approximately 25% are attributable to sales to OEMs and the OES channel. As of September 30, 2014, FM Motorparts had over 11,000 active customers globally. During the nine months ended September 30, 2014, FM Motorparts shipped over 340 million parts to more than 43,000 ship-to locations in more than 150 countries.

FM Motorparts sells its products across three geographic business segments: the Americas, EMEA and Asia-Pacific. For each of the nine months ended September 30, 2014 and the year ended December 31, 2013, FM Motorparts derived approximately 58% of its sales in the Americas, approximately 37% of its sales in EMEA and approximately 5% of its sales in Asia-Pacific. Aftermarket products are vehicle replacement parts that are not sourced from the OEM. FM Motorparts’ aftermarket products are designed to facilitate installation and improve vehicle safety, durability and vehicle performance. FM Motorparts’ products are utilized widely in vehicle braking systems and chassis, as well as in engine and sealing applications and general service. FM Motorparts sells its products, which total more than 570,000 SKUs, into the independent automotive, heavy-duty and specialty replacement markets. These products are manufactured by FM Motorparts as well as purchased from outside suppliers, including the Powertrain Business. Through global market insight and brand and product line management, aftermarket and OE customers worldwide benefit from the Company’s innovative technology, manufacturing, supply chain and distribution expertise.

FM Motorparts’ brands are recognized as symbols for products that provide quality, safety and performance advantages. Our products are sold under the following principal brands: AE®, FP Diesel®, Glyco®, Goetze®, Nüral®, Sealed Power® and Speed Pro® engine solutions; Fel-Pro®, Goetze®, National® Oil Seals and Payen® sealing solutions; McQuay Norris®, MOOG®, National® Bearings and Quick Steer® steering solutions; Abex®, Beral®, Ferodo®, Jurid®, QuickStop®, Stop®, THERMOQUIET® and Wagner® braking solutions; and ANCO®, Beru®, Champion® and Wagner® service solutions.

For the nine months ended September 30, 2014 and the year ended December 31, 2013, we generated net sales of $2,370 million and $2,935 million, respectively, and Operational EBITDA of $170 million and $214 million, respectively. Operational EBITDA is a non-GAAP financial measure. See “—Non-GAAP Financial Measure” and “—Results of Operations.”

In May and July 2014, we completed the Affinia Acquisition and the Honeywell Acquisition, respectively. These Acquisitions solidified our market-leading braking and chassis product lines by further strengthening our manufacturing and engineering capabilities and diversifying our customer base. In addition, both Acquisitions have provided us with significant manufacturing, purchasing and administrative synergy opportunities. The business acquired in the Affinia Acquisition generated net sales of approximately $189 million for the year ended December 31, 2013 and full integration is expected to be completed by mid-2015. The business acquired in the Honeywell Acquisition generated net sales of approximately $569 million for the year ended December 31, 2013 and integration is expected to be substantially completed over the next two years.

Basis of Combination

Our combined financial statements reflect the historical financial position, results of operations and comprehensive loss, changes in net parent investment, and cash flows of the Company for the periods presented as the Company was historically managed within Federal-Mogul Holdings. The combined financial statements have been prepared on a “carve-out basis” and are derived from the consolidated financial statements and accounting records of Federal-Mogul Holdings. The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Company’s combined financial statements may not be indicative of the Company’s future performance, and do not necessarily reflect what the Company’s results of operations, financial position and cash flows would have been had it been operated as an individual company during the periods presented.

The combined financial statements include expense allocations for certain functions provided by Federal-Mogul Holdings, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, insurance and share-based compensation. These costs are included within selling and administrative expenses in the combined statements of operations. During the nine months ended September 30, 2014 and the years ended December 31, 2013 and 2012, the Company was allocated $21 million, $47 million and $88 million, respectively, of general corporate expenses incurred by Federal-Mogul Holdings, which have been attributed to FM Motorparts on the basis of direct usage when identifiable. The variance year over year is primarily attributable to the ongoing efforts to separate the Motorparts and Powertrain Businesses initiated by the Company in anticipation of the spin-off. During 2012 and

2013, the Company reviewed corporate allocations and began assigning both employees and other expenses on a direct basis, resulting in decreased corporate allocations in 2013. Corporate expense allocations have been determined on a basis that the Company considers to be a reasonable reflection of the utilization of services provided or the benefits received by the Company during the periods presented. Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses from Federal-Mogul Holdings, are reasonable. However, the allocations may not reflect the expenses the Company would have incurred as an independent, publicly traded company for the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, which functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Intercompany transactions between the Company and Federal-Mogul Holdings have been included in our combined financial statements and are primarily considered to be effectively settled for cash in the combined financial statements at the time the transactions are recorded. The total net effect of the settlement of these intercompany transactions, exclusive of those historically settled in cash, is reflected in the combined statements of cash flows in cash flows from financing activities, and in the combined balance sheets as parent company investment.

Non-GAAP Financial Measure

Operational EBITDA is defined as earnings from continuing operations before interest, income taxes, depreciation and amortization, and certain items such as restructuring and related costs, impairment charges, gains or losses on the sales of businesses, the non-service cost components of the U.S. based funded pension plan, OPEB curtailment gains or losses, the income statement impacts associated with stock appreciation rights, loss on extinguishment of debt and costs associated with acquisitions, legal separation and headquarters relocation. Management believes that Operational EBITDA provides supplemental information for management and investors to evaluate the operating performance of its business. Management uses and believes that investors benefit from referring to Operational EBITDA in assessing the Company’s operating results, as well as in planning, forecasting and analyzing future periods, because Operational EBITDA is a measure of corporate performance exclusive of capital structure and the method by which assets were acquired and financed. Operational EBITDA is not a financial measure prepared in accordance with GAAP. It should not be considered in isolation or as a substitute for net income (loss) or other income statement or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Also, Operational EBITDA, as determined and presented by the Company, may not be comparable to related or similarly titled measures reported by other companies. Reconciliations of Operational EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, for the applicable periods are included in “—Results of Operations” below.

Critical Accounting Policies

The combined financial statements included elsewhere in this information statement have been prepared in conformity with U.S. GAAP and, accordingly, the Company’s significant accounting policies have been disclosed in note 1 to the audited combined financial statements and note 1 to the unaudited interim combined financial statements included in this information statement. The Company considers accounting estimates to be critical accounting policies when:

•	the estimates involve matters that are uncertain at the time the accounting estimate is made; and

•	different estimates or changes to estimates could have a material impact on the reported financial position, changes in financial position, or results of operations.

When more than one accounting principle, or the method of its application, is generally accepted, management selects the principle or method that it considers to be the most appropriate given the specific circumstances. Application of these accounting principles requires the Company’s management to make estimates about the future resolution of existing uncertainties. Estimates are typically based upon historical experience, current trends, contractual documentation, and other information, as appropriate. Due to the inherent uncertainty involving estimates, actual results reported in the future may differ from those estimates. In preparing these financial statements, management has made its best estimates and judgments of the amounts and disclosures included in the financial statements, giving due regard to materiality. The following summarizes the Company’s critical accounting policies.

Pension Plans and Other Postemployment Benefit Plans

Certain of our U.S. employees participate in defined benefit pension and other postemployment benefit plans (the “Shared Plans”) sponsored by Federal-Mogul Holdings. The Company accounts for such Shared Plans as multiemployer benefit plans. Accordingly, the Company does not record an asset or liability to recognize the funded status of the Shared Plans. The related pension and other postemployment expenses are charged to FM Motorparts based primarily on the service costs of active participants. These expenses were funded through intercompany transactions with Federal-Mogul Holdings that are reflected within the net parent company investment in FM Motorparts. In accordance with U.S. GAAP, actual results that differ from the assumptions used for Shared Plans are accumulated and amortized over future periods and, accordingly, generally affect recognized expense and the recorded obligation in future periods.

Other defined benefit pension and other postemployment plans outside of the United States that are direct to or sponsored by the Company (“Direct Plans”) are accounted for as defined benefit pension and other postemployment plans and are primarily unfunded. Accordingly, the funded position of each Direct Plan is recorded on our combined balance sheets. Pension and other postemployment costs and obligations are dependent upon assumptions including discount rates, health care cost trends and other factors.

Environmental Matters

The Company is a defendant in lawsuits filed, or the recipient of administrative orders issued or demand letters received, in various jurisdictions pursuant to the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980 (“CERCLA”) or other similar national, provincial or state environmental remedial laws. These laws provide that responsible parties may be liable to pay for remediating contamination resulting from hazardous substances that were discharged into the environment by them, by prior owners or occupants of property they currently own or operate, or by others to whom they sent such substances for treatment or other disposition at third party locations. The Company has been notified by the United States Environmental Protection Agency, other national environmental agencies, and various provincial and state agencies that it may be a potentially responsible party (“PRP”) under such laws for the cost of remediating hazardous substances pursuant to CERCLA and other national and state or provincial environmental laws. PRP designation typically requires the funding of site investigations and subsequent remedial activities.

Many of the sites that are likely to be the costliest to remediate are often current or former commercial waste disposal facilities to which numerous companies sent wastes. Despite the potential joint and several liability that might be imposed on the Company under CERCLA and some of the other laws pertaining to these sites, the Company’s share of the total waste sent to these sites generally has been small. The Company believes its exposure for liability at these sites is limited.

The Company has also identified certain other present and former properties at which it may be responsible for cleaning up or addressing environmental contamination, in some cases as a result of contractual commitments and/or federal or state environmental laws. The Company is actively seeking to resolve these actual and potential statutory, regulatory and contractual obligations. Although difficult to quantify based on the complexity of the issues, the Company has accrued amounts corresponding to its best estimate of the costs associated with such regulatory and contractual obligations on the basis of available information from site investigations and best professional judgment of consultants.

On April 25, 2014, a group of plaintiffs brought an action against Federal-Mogul Products, Inc. (“F-M Products”), a wholly owned subsidiary of Federal-Mogul Holdings, alleging injuries and damages associated with the discharge of chlorinated hydrocarbons by the former owner of an FM Motorparts facility located in Kentucky (the “F-M Products Action”). Since 1998, when F-M Products acquired the facility, it has been cooperating with the applicable regulatory agencies on remediating the prior discharges pursuant to an order entered into by the facility’s former owner. In connection with the spin-off, FM Motorparts will indemnify Federal-Mogul Holdings for any loss relating to the F-M Products Action as the facility in question historically has related to the Motorparts Business. The Company is unable to estimate any reasonably possible range of loss for reasons including that the plaintiffs did not claim any amount of damages in their complaint. F-M Products intends to vigorously defend this litigation.

Total environmental liabilities, determined on an undiscounted basis, are included in the combined balance sheets as follows:

	September 30, 2014	December 31,
		2013	2012
	(millions of dollars)
Other current liabilities	$2	$2	$2
Other accrued liabilities (noncurrent)	$2	2	2

Total	$4	$4	$4

Management believes that recorded environmental liabilities will be adequate to cover the Company’s estimated liability for its exposure in respect to such matters. In the event that such liabilities were to significantly exceed the amounts recorded by the Company, the Company’s results of operations and financial condition could be materially affected. At September 30, 2014, management estimates that reasonably possible material additional losses above and beyond management’s best estimate of required remediation costs as recorded approximate $26 million.

Asset Retirement Obligations

The Company records asset retirement obligations (“ARO”) in accordance with FASB ASC Topic 410, Asset Retirement and Environmental Obligations (“FASB ASC 410”). The Company’s primary ARO activities relate to the removal of hazardous building materials at its facilities. The Company records an ARO at fair value upon initial recognition when the amount can be reasonably estimated, typically upon the expectation that an operating site may be closed or sold. ARO fair values are determined based on the Company’s determination of what a third party would charge to perform the remediation activities, generally using a present value technique. In connection with these sites, the Company has accrued $17 million and $17 million as of September 30, 2014 and December 31, 2013, respectively.

In determining whether the fair value of ARO can reasonably be estimated, the Company must determine if the obligation can be assessed in relation to the acquisition price of the related asset or if an active market exists to transfer the obligation. If the obligation cannot be assessed in connection with an acquisition price and if no market exists for the transfer of the obligation, the Company must determine if it has sufficient information upon which to estimate the obligation using expected present value techniques. This determination requires the Company to estimate the range of settlement dates and the potential methods of settlement, and then to assign the probabilities to the various potential settlement dates and methods.

The Company has conditional asset retirement obligations (“CARO”), primarily related to removal costs of hazardous materials in buildings, for which it believes reasonable cost estimates cannot be made at this time because the Company does not believe it has a reasonable basis to assign probabilities to a range of potential settlement dates for these retirement obligations. Accordingly, the Company is currently unable to determine amounts to accrue for CARO at such sites. If new information were to become available whereby the Company could make reasonable probability assessments for these CARO, the amount accrued for ARO could change significantly, which could materially impact the Company’s results of operations or financial position. Settlements of ARO in the near future at amounts other than the Company’s best estimates as of September 30, 2014 also could materially impact the Company’s future results of operations or financial condition.

Long-Lived Asset Impairment Testing

Property, Plant and Equipment

Long-lived assets such as property, plant and equipment (“PP&E”) that were purchased prior to January 1, 2008 were stated at estimated replacement cost, unless the expected future use of the assets indicated a lower value was appropriate. PP&E purchased since January 1, 2008 are recorded at cost. Definite-lived intangible assets have been stated at fair value established at emergence and at cost thereafter. Long-lived assets are periodically reviewed for impairment indicators. If impairment indicators exist, the Company performs the required analysis and records an impairment charge, if required, in accordance with the subsequent measurement provisions of FASB ASC Topic 360, Property, Plant, and Equipment (“FASB ASC 360”). If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Depreciation and amortization is computed principally by the straight-line method for financial reporting purposes and by accelerated methods for income tax purposes. The Company recognized PP&E impairments of $1 million, $2 million and $23 million for the nine months ended September 30, 2014 and the years ended December 31, 2013 and 2012, respectively.

Goodwill

Goodwill is reviewed for impairment annually as of October 1, or more frequently if impairment indicators exist, in accordance with the subsequent measurement provisions of FASB ASC Topic 350, Intangibles—Goodwill and Other (“FASB ASC 350”). This impairment analysis compares the fair values of the Company’s reporting units to their related carrying values. If a reporting unit’s carrying value exceeds its fair value, the Company must then calculate the reporting unit’s implied fair value of goodwill and impairment charges are recorded for any excess of the goodwill carrying value over the implied fair value of goodwill. The reporting units’ fair values are based upon consideration of various valuation methodologies, including projected future cash flows discounted at rates commensurate with the risks involved, guideline transaction multiples, and multiples of current and future earnings.

Due to the complexity of the analysis required to complete the Step 1 test under ASC 350-20, Goodwill, the Company has not completed its Step 1 test in connection with its annual goodwill impairment assessment as of October 1, 2014. To the extent that the finalization of the Company’s assessment of goodwill requires adjustment to the preliminary assessment, such adjustment would be recorded in the fourth quarter of 2014. This charge would be required to adjust the carrying value of goodwill to its fair value. The estimated fair value in the draft valuations was determined based upon consideration of various valuation methodologies, including projected future cash flows discounted at rates commensurate with the risks involved, guideline transaction multiples, and multiples of current and future earnings.

The Company’s net goodwill balances by reporting segment as of December 31, 2013 and 2012, are as follows:

	December 31
	2013	2012
	(millions of dollars)
Americas	$206	$208
EMEA	79	79
Asia-Pacific	20	20

	$305	$307

The Company performed its historical impairment tests based upon how the Company was historically managed within Federal-Mogul Holdings. In 2012, the Company determined that goodwill impairment indicators existed in one of the Company’s reporting units, including lower than expected profits and cash flows due to continued lower aftermarket volumes, further product mix shifts and pressure on margins. In response to these trends, the Company’s board of directors approved a restructuring plan to reduce or eliminate capacity at several high cost facilities and transfer production to lower cost locations. The reporting unit goodwill was tested for impairment in accordance with FASB ASC 350 and it was determined that the fair value of this reporting unit did not support the recorded goodwill. Accordingly, the Company recognized an impairment charge of $106 million in the fourth quarter of 2012.

Trademarks and Brand Names

Trademarks and brand names, which are indefinite-lived intangible assets, are reviewed for impairment annually as of October 1, or more frequently if impairment indicators exist, in accordance with the subsequent measurement provisions of FASB ASC 350. This impairment analysis compares the fair values of these assets to the related carrying values, and impairment charges are recorded for any excess of carrying values over fair values. Substantially all of the Company’s trademarks and brand names are associated with its aftermarket sales.

The Company’s net trademarks and brand names balances by reporting segment as of December 31, 2013 and 2012, are as follows:

	December 31
	2013	2012
	(millions of dollars)
Americas	$181	$187
EMEA	41	41

	$222	$228

Other Intangible Assets

All of the Company’s trademarks and brand names passed the October 1, 2013 impairment analysis. In connection with the 2012 goodwill impairment test, the Company also performed its trademark and brand name impairment analysis in 2012. Based upon this annual analysis, the Company recognized a $46 million impairment charge in 2012.

The Company’s adjustment of assets to fair value are further discussed in note 3 to the audited combined financial statements included elsewhere in this information statement.

Results of Impairment Testing

The Company recorded total impairment charges for the nine months ended September 30, 2014 and the years ended December 31, 2013 and 2012, as follows:

	Nine Months Ended September 30, 2014	Year Ended December 31,
		2013	2012
	(millions of dollars)
Property, plant and equipment	$1	$2	$23
Goodwill	—	—	106
Trademarks and brand names	—	—	46

	$1	$2	$175

Income Taxes

Operations of certain businesses included in FM Motorparts’ combined financial statements are divisions of legal entities included in Federal-Mogul Corporation’s consolidated U.S. federal and state income tax returns or tax returns of non-U.S. subsidiaries of Federal-Mogul Corporation. The provision for income taxes and related balance sheet accounts of such entities have been prepared and presented in the combined financial statements based on a separate return basis. Differences between FM Motorparts’ separate return income tax provision and cash flows attributable to income taxes for businesses that were divisions of legal entities have been recognized as capital contributions from, or dividends to, Federal-Mogul Corporation within FM Motorparts’ net parent investment. We recognize tax benefits in our financial statements when our uncertain tax positions are more likely than not to be sustained upon audit. The amount we recognize is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement.

The Company accounts for income taxes in accordance with FASB ASC Topic 740, Income Taxes (“FASB ASC 740”). The determination of the Company’s tax provision is complex due to operations in many tax jurisdictions outside the United States. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and other tax loss and credit carryforwards. The realization of deferred tax assets is dependent upon the Company’s ability to generate future taxable income. The Company records a valuation allowance to offset its deferred tax assets to the amount that it believes is more likely than not to be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company records a valuation allowance that primarily represents operating and other loss carryforwards for which utilization is uncertain. Management judgment is required in determining the Company’s provision for income taxes, deferred tax assets and liabilities and the valuation allowance recorded against the Company’s net deferred tax assets.

At December 31, 2013, the Company had deferred tax assets of $98 million, net of a valuation allowance of $113 million, and deferred tax liabilities of $171 million. At December 31, 2012, the Company had deferred tax assets of $100 million, net of a valuation allowance of $98 million, and deferred tax liabilities of $184 million.

The Company is subject to income taxes in the United States at the federal and state level and in numerous non-U.S. jurisdictions. Significant judgment is required in determining the Company’s worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is less than certain. Accruals for income tax contingencies are provided for in accordance with the requirements of FASB ASC 740. The Company’s U.S. federal and certain state income tax returns and certain non-U.S. income tax returns are currently under various stages of audit by applicable tax authorities. Although the outcome of ongoing tax audits is always uncertain, management believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provisions include amounts sufficient to pay assessments, if any, which may be proposed by the taxing authorities. At September 30, 2014, the Company has recorded a liability for its best estimate of the more likely than not loss on certain of its tax positions, which is included in other non-current liabilities. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year.

Results of Operations

The following discussion of the Company’s results of operations should be read in connection with “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.” These items provide additional relevant information regarding the business of the Company, its strategy, and the various industry dynamics which have a direct and significant impact on the Company’s results of operations, as well as the risks associated with the Company’s business.

Nine Months Ended September 30, 2014 vs. Nine Months Ended September 30, 2013

Consolidated Results

	Nine Months Ended September 30,
	2014	2013	Variance
	(millions of dollars)
Net sales	$2,370	$2,209	$161

Net sales increased by $161 million, or 7%, to $2,370 million for the nine months ended September 30, 2014 from $2,209 million for the nine months ended September 30, 2013, with negligible foreign currency exchange impact. This increase is inclusive of $184 million of net sales directly related to the Affinia Acquisition, which closed on May 1, 2014, and the Honeywell Acquisition, which closed on July 11, 2014. Excluding sales from the Acquisitions, sales decreased by $24 million. This decrease is driven by lower sales in EMEA of $29 million, or 4%, offset by flat net sales in the Americas and an increase in net sales in Asia-Pacific of $6 million, or 6%.

	Nine Months Ended September 30,
	2014	2013	Variance
	(millions of dollars)
Cost of products sold	$(1,962)	$(1,825)	$(137)
Gross profit	408	384	24
Gross margin	17.2%	17.4%	(0.2)%

Cost of products sold increased by $137 million to $1,962 million for the nine months ended September 30, 2014 from $1,825 million for the nine months ended September 30, 2013. Cost of products sold for the nine months ended September 30, 2014 included $158 million related to the Acquisitions. Excluding costs related to the Acquisitions, cost of products sold decreased by $21 million, primarily related to lower sales volumes.

Gross profit increased by $24 million to $408 million for the nine months ended September 30, 2014 from $384 million for the nine months ended September 30, 2013. Gross margin decreased from 17.4% for the nine months ended September 30, 2013 to 17.2% for the nine months ended September 30, 2014. The increase in gross profit includes $26 million directly related to the Acquisitions. The business acquired in the Honeywell Acquisition was operating with a lower gross margin than the Company’s existing business, as Honeywell was in the process of completing its restructuring and ramping up production at its two new low-cost facilities in Romania and China. Therefore, the business acquired in the Honeywell Acquisition decreased the overall margin by 50 basis points. Excluding the impact from the Honeywell Acquisition, gross margin increased to 17.7% for the nine months ended September 30, 2014. The Company expects substantial synergy opportunities from the Honeywell Acquisition over the next two years as the integration of the businesses progresses.

	Nine Months Ended September 30,
	2014	2013	Variance
	(in millions, except percentages)
Selling, general and administrative expenses	$(318)	$(277)	$(41)
Percentage of net sales	13.4%	12.5%	(0.9)%

Selling, general and administrative expenses (“SG&A”) were $318 million, or 13.4% of net sales, for the nine months ended September 30, 2014 as compared to $277 million, or 12.5% of net sales, for the nine months ended September 30, 2013, an increase of $41 million. The increase in SG&A is primarily attributable to the addition of SG&A from the Acquisitions of $21 million. In addition, the Company incurred one-time costs of $7 million for completing the Acquisitions and related integration. The increase in SG&A also includes project costs associated with strategic initiatives of $8 million. The increase in SG&A costs as a percentage of net sales was primarily a result of one-time costs related to the Acquisitions and related integration and project costs associated with strategic initiatives.

The Company maintains eight engineering and technical centers globally designed to integrate the Company’s leading technologies into advanced products and processes, to provide engineering support for all of the Company’s manufacturing sites, and to provide technological expertise in engineering and design development providing solutions for customers and bringing new, innovative products to market. Included in SG&A are research and development (“R&D”) costs, including product and validation costs, of $49 million for the nine months ended September 30, 2014 compared to $40 million for the same period of 2013.

	Nine Months Ended September 30,
	2014	2013	Variance
	(in millions, except percentages)
Operational EBITDA	$170	$165	$5
Percentage of net sales	7.2%	7.5%	(0.3)%

Operational EBITDA increased by $5 million to $170 million for the nine months ended September 30, 2014 from $165 million for the nine months ended September 30, 2013. The net favorable impact on Operational EBITDA from volume and mix, net of pricing, was $14 million, including positive contribution from the Affinia Acquisition. Total performance, which includes plant productivity, joint venture income and material cost savings, increased Operational EBITDA by $4 million primarily due to the favorable impact from material costs savings and productivity improvements partially offset by unfavorable inventory adjustments and $8 million in implementation costs associated with strategic initiatives. These strategic initiatives mainly relate to the establishment of new distribution centers on the East and West coasts of the United States as well as the development of a new comprehensive online platform. Operational EBITDA was further negatively impacted by other costs of $11 million, primarily related to legal costs incurred in the period.

The following is a reconciliation of Operational EBITDA to net income:

	Nine Months Ended September 30
	2014	2013
	(millions of dollars)
Americas	$123	$99
EMEA	38	56
Asia	9	10

Total Operational EBITDA	170	165
Items required to reconcile Operational EBITDA to net income (loss):
Depreciation and amortization	(90)	(79)
Interest expense, net	(2)	(2)
Restructuring expense, net	(21)	(7)
Acquisition, legal separation and headquarter relocation costs	(13)	(3)
Discontinued operations	—	(10)
Adjustment of assets to fair value	(1)	—
Stock appreciation rights	1	(1)
Income tax expense	(36)	(43)
Other	1	—

Net income	$9	$20

The Company recorded restructuring expense of $21 million for the nine months ended September 30, 2014 compared to $7 million for the nine months ended September 30, 2013. The increase was driven by restructuring charges related to streamlining the Company’s organizational structure.

The following table is a summary of the Company’s combined restructuring liabilities and related activity for the Americas and EMEA segments for the nine months ended September 30, 2014. There were no restructuring liabilities for the Asia-Pacific segment for the nine months ended September 30, 2014.

	Americas		EMEA		Total
	(millions of dollars)
	Employee Cost	Facilities	Employee Cost	Facilities	Employee Cost	Facilities
Balance at January 1, 2014	$4	$—	$10	$—	$14	$—
Provisions	5	2	12	2	17	4
Payments	(4)	(2)	(12)	(2)	(16)	(4)

Balance at September 30, 2014	$5	$—	$10	$—	$15	$—

The Company recorded other expense of $7 million for the nine months ended September 30, 2014 compared to $8 million for the nine months ended September 30, 2013. This decrease of $1 million was primarily due to a decrease in foreign exchange transaction loss of $3 million, offset by a reduction in royalty income of $1 million and an increase in other expenses of $1 million.

The Company recorded income tax expense of $36 million on income from continuing operations before income taxes of $45 million for the nine months ended September 30, 2014 as compared to income tax expense of $43 million on income from continuing operations before taxes of $73 million for the nine months ended September 30, 2013. Income tax expense for the nine months ended September 30, 2014 and 2013, differed from the U.S. statutory rate due primarily to pre-tax losses with no tax benefit, partially offset by income in jurisdictions with no tax expense due to offsetting valuation allowance changes. The effective tax rate was higher in the nine months ended September 30, 2014 compared to the prior year period because more of the pre-tax income in 2014 was in countries with no prior year offsetting tax losses.

In connection with its strategic planning process, the Company assesses its operations for market position, product technology and capability and profitability. Those operations determined by management not to have sustainable competitive advantage are considered non-core and may be considered for divestiture or other exit activities. The Company recognized a loss on the sale of discontinued operations of $10 million during the nine months ended September 30, 2013 related to the Company’s divestiture of its U.S. fuel pump business in 2013, which is presented as discontinued operations in the consolidated statements of operations.

Segment Results

The percentages of net sales by geographic segment for the nine months ended September 30, 2014 and 2013, are listed below:

Nine Months Ended September 30,	Americas	EMEA	Asia-Pacific
2014	58%	37%	5%
2013	58%	37%	5%

	Nine Months Ended September 30,
Net Sales by Segment	2014	2013	Variance
	(millions of dollars)
Americas	$1,361	$1,292	$69
EMEA	888	809	79
Asia-Pacific	121	108	13

Total	$2,370	$2,209	$161

Net sales in the Americas increased by $69 million, or 5%, to $1,361 million for the nine months ended September 30, 2014 from $1,292 million for the nine months ended September 30, 2013, including $16 million of unfavorable foreign currency exchange impact. This increase is inclusive of $83 million directly related to the Affinia Acquisition and $3 million directly related to the Honeywell Acquisition. Excluding sales from the Acquisitions, net sales were flat period over period, resulting from a decrease in sales in the Mexico aftermarket business, as well as a decrease in our Export business due to lower volumes as a result of general softness in those markets and a decrease in sales resulting from the planned exit from a customer supply contract. These decreases were offset by an increase in the United States, Canada and South American aftermarket businesses, primarily related to improved market conditions.

Net sales in EMEA increased by $79 million, or 10%, to $888 million for the nine months ended September 30, 2014 from $809 million for the nine months ended September 30, 2013. Excluding favorable foreign currency exchange impact of $19 million, net sales increased by $60 million. This increase is inclusive of $89 million directly related to the Honeywell Acquisition. Excluding sales from the Honeywell Acquisition, sales decreased by $29 million, or 4%, on a constant currency basis. This decrease is due to a decline in sales in the European aftermarket driven by lower sales in Eastern Europe. Aftermarket sales also declined in Western Europe due to the warmer winter and pricing pressures in certain product categories due to lower overall demand.

Net sales in Asia-Pacific increased by $13 million, or 12%, to $121 million for the nine months ended September 30, 2014 from $108 million for the nine months ended September 30, 2013. Excluding unfavorable foreign currency exchange impact of $2 million and sales related to the Honeywell Acquisition of $9 million, sales increased by $6 million, or 6%. This sales growth was mainly related to strong aftermarket demand in India and China.

	Nine Months Ended September 30,
Gross Profit by Segment	2014	2013	Variance
	(millions of dollars)
Americas	$262	$228	$34
EMEA	125	141	(16)
Asia-Pacific	21	15	6

Total	$408	$384	$24

	Nine Months Ended September 30,
Gross Margin by Segment	2014	2013
Americas	19.3%	17.6%
EMEA	14.1%	17.4%
Asia-Pacific	17.4%	13.9%
Total	17.2%	17.4%

Gross profit in the Americas increased by $34 million to $262 million for the nine months ended September 30, 2014, or 19.3% of net sales, from $228 million for the nine months ended September 30, 2013, or 17.6% of net sales, including unfavorable foreign currency exchange impact of $6 million. This increase is inclusive of $17 million directly related to the Acquisitions. Excluding gross profit from the Acquisitions and unfavorable foreign currency exchange impact, gross profit increased by $23 million driven by volume increases due to market share gains and an increase in customer pricing. Gross margin improved by 170 basis points, to 19.3% of net sales, driven by the improved mix of products sold resulting from the planned exit from certain unprofitable businesses and a decrease in customer deductions from lower returns. Additionally, total performance increased gross profit by $5 million, which includes the favorable impact from material costs savings and productivity improvements partly offset by unfavorable inventory adjustments.

Gross profit in EMEA decreased by $16 million to $125 million for the nine months ended September 30, 2014, or 14.1% of net sales, from $141 million for the nine months ended September 30, 2013, or 17.4% of net sales, including favorable foreign currency exchange impact of $5 million. EMEA gross profit includes $9 million related to the Honeywell Acquisition. Excluding gross profit from the Honeywell Acquisition and favorable foreign currency exchange impact, gross profit decreased by $30 million. The decline in gross profit was driven by significantly reduced volumes in the Company’s existing business. Gross margin was impacted by a decrease in customer pricing and net unfavorable productivity due to quality issues at one manufacturing facility. In addition, gross margin was further diluted due to the incorporation of the business we acquired in the Honeywell Acquisition, which was operating at a lower gross margin than the Company’s existing business.

Gross profit in Asia-Pacific increased by $6 million to $21 million for the nine months ended September 30, 2014, or 17.4% of net sales, from $15 million for the nine months ended September 30, 2013, or 13.9% of net sales. The increase in gross profit was driven by improved volumes of $3 million. Furthermore, a favorable mix of products sold and improved operating performance resulted in an increase in gross margin of 350 basis points as compared to the prior period.

	Nine Months Ended September 30,			% of Net Sales
SG&A by Segment	2014	2013	Variance	2014	2013
	(in millions, except percentages)
Americas	$(180)	$(156)	$(24)	(13.2)%	(12.1)%
EMEA	(121)	(110)	(11)	(13.6)%	(13.6)%
Asia-Pacific	(17)	(11)	(6)	(14.0)%	(10.2)%

Total	$(318)	$(277)	$(41)	(13.4)%	(12.5)%

SG&A in the Americas increased by $24 million to $180 million for the nine months ended September 30, 2014 as compared to $156 million for the nine months ended September 30, 2013. The increase in SG&A is primarily attributable to the addition of costs from the Affinia Acquisition of $12 million. SG&A as a percentage of net sales increased to 13.2% for the nine months ended September 30, 2014 compared to 12.1% in the same period of the prior year, driven by $7 million of one-time costs related to the Acquisitions and related integration. In addition, the Company incurred approximately $8 million in implementation costs associated with strategic initiatives, mainly related to the establishment of new distribution centers on the East and West coasts of the United States as well as the development of our new comprehensive online platform. Excluding these items, SG&A as a percent of net sales was consistent with the prior period.

SG&A in EMEA increased by $11 million to $121 million for the nine months ended September 30, 2014 from $110 million for the nine months ended September 30, 2013. SG&A as a percent of net sales was consistent with the prior period. The increase in SG&A in dollars was driven by $8 million in SG&A costs related to the Honeywell Acquisition.

SG&A in Asia-Pacific increased by $6 million to $17 million for the nine months ended September 30, 2014, or 14.0% of net sales from $11 million for the nine months ended September 30, 2013, or 10.2% of net sales. The increase in SG&A is mainly related to the investment in infrastructure and additional headcount for business growth.

	Nine Months Ended September 30,
Operational EBITDA by Segment	2014	2013	Variance
	(millions of dollars)
Americas	$123	$99	$24
EMEA	38	56	(18)
Asia-Pacific	9	10	(1)

Total	$170	$165	$5

Operational EBITDA in the Americas increased by $24 million to $123 million for the nine months ended September 30, 2014, or 9.0% of net sales, from $99 million for the nine months ended September 30, 2013, or 7.7% of net sales, including unfavorable foreign currency exchange impact of $2 million. The increase is driven by the favorable impact on Operational EBITDA of $30 million from the increase in sales volumes, including positive contribution from the Affinia Acquisition, improved mix of products sold and a decrease in customer deductions. Total performance increased Operational EBITDA by $1 million, which includes the favorable impact from material costs savings and productivity improvements partly offset by unfavorable inventory adjustments and the increase in SG&A. Operational EBITDA was further negatively impacted by other costs of $5 million, primarily related to legal costs incurred in the period.

Operational EBITDA in EMEA decreased by $18 million to $38 million for the nine months ended September 30, 2014, or 4.3% of net sales, from $56 million for the nine months ended September 30, 2013, or 6.9% of net sales. The decline in Operational EBITDA is driven by reduced volumes, mainly in the aftermarket, and decreases in customer pricing.

Operational EBITDA in Asia-Pacific decreased by $1 million to $9 million for the nine months ended September 30, 2014, or 7.4% of net sales, from $10 million for the nine months ended September 30, 2013, or 9.3% of net sales. The decrease in Operational EBITDA was a result of the positive impact of increased volumes in the aftermarket offset by an increase in SG&A and other adjustments of $3 million.

For a reconciliation of Operational EBITDA to net income (loss), see “—Consolidated Results” above.

Year Ended December 31, 2013 vs. Year Ended December 31, 2012

Consolidated Results

	Year Ended December 31,
	2013	2012	Variance
	(millions of dollars)
Net sales	$2,935	$2,853	$82

Net sales increased by $82 million, or 3%, to $2,935 million for the year ended December 31, 2013 from $2,853 million for the year ended December 31, 2012, including $3 million in favorable foreign currency impact and $112 million related to a European distribution agreement for ignition products entered into in January 2013. Excluding these items, net sales decreased by $33 million. This decrease was driven by a decline in the Americas of $44 million, or 2%, resulting from the cessation of selected non-strategic business contracts as well as a softening of the Export business, mainly into Venezuela, and a decline in Asia-Pacific of $22 million, or 13%, mainly due to the planned exit from certain low-margin contracts. These decreases were partly offset by an increase in sales in EMEA of $33 million, or 4%, driven by strong aftermarket volume gains throughout the segment with the largest impact coming from an expanded distribution network for MOOG® chassis.

	Year Ended December 31,
	2013	2012	Variance
	(millions of dollars)
Cost of products sold	$(2,432)	$(2,389)	$(43)

Gross profit	503	464	39
Gross margin	17.1%	16.3%	0.8%

Cost of products sold increased by $43 million to $2,432 million for the year ended December 31, 2013 from $2,389 million for the year ended December 31, 2012. Included in this increase is cost of products sold directly related to a European distribution agreement for ignition products entered into in January 2013 of $95 million. Excluding this cost, cost of products sold decreased by $52 million due to lower sales volumes and improved performance.

Gross profit increased by $39 million to $503 million for the year ended December 31, 2013 from $464 million for the year ended December 31, 2012, including favorable foreign currency exchange impact of $7 million. The increase in gross profit related to volume and mix was $13 million, including the impact of the European distribution agreement for ignition products of $17 million. Customer price decreases negatively impacted gross profit, offset by better performance versus the prior year due to the favorable impact from material costs savings and productivity savings from our ongoing footprint restructuring programs. This resulted in a gross margin improvement of 80 basis points to 17.1% of net sales for the year ended December 31, 2013 from 16.3% of net sales in the prior year.

	Year Ended December 31,
	2013	2012	Variance
SG&A	(370)	(326)	(44)
Percentage of net sales	12.6%	11.4%	(1.2)%

SG&A was $370 million, or 12.6% of net sales, for the year ended December 31, 2013 as compared to $326 million, or 11.4% of net sales, for the year ended December 31, 2012, an increase of $44 million. The increase in SG&A was primarily driven by the inclusion of SG&A related to the European distribution agreement for ignition products of $16 million. Additionally, SG&A increased as a result of the year-over-year increase in incentive compensation, an increase in project costs related to acquisition activities and cost structure improvements and increases resulting from the continued segmentation of the Company.

The Company maintains eight engineering and technical centers globally designed to integrate the Company’s leading technologies into advanced products and processes, to provide engineering support for all of the Company’s manufacturing sites, and to provide technological expertise in engineering and design development providing solutions for customers and bringing new, innovative products to market. Included in SG&A were R&D costs, including product and validation costs, of $54 million for the year ended December 31, 2013 compared with $52 million for the year ended December 31, 2012.

	Year Ended December 31,
	2013	2012	Variance
	(in millions, except percentages)
Operational EBITDA	$214	$201	$13
Percentage of net sales	7.3%	7.0%	0.3%

Operational EBITDA increased by $13 million to $214 million for the year ended December 31, 2013 from $201 million for the year ended December 31, 2012. The net unfavorable impact on Operational EBITDA from lower volumes, mix and customer pricing was $18 million. Total performance increased Operational EBITDA by $3 million, which includes the favorable impact of material costs savings and savings from our ongoing footprint restructuring programs, partly offset by increased SG&A. In addition, the increase in Operational EBITDA includes an increase in royalty income of $5 million and a year-over-year improvement of $13 million attributable to the negative impact of a legal settlement and Thailand flood-related costs in 2012.

The following is a reconciliation of Operational EBITDA to net income (loss):

	Year Ended December 31
	2013	2012
	(millions of dollars)
Americas	$146	$141
EMEA	67	63
Asia	1	(3)

Total Operational EBITDA	214	201
Items required to reconcile Operational EBITDA to net income (loss):
Depreciation and amortization	(106)	(108)
Interest expense, net	(2)	(1)
Acquisition, legal separation and headquarter relocation costs	(4)	—
Discontinued operations	(10)	(2)
Restructuring expense, net	(21)	(17)
Stock appreciation rights	(2)	1
Adjustment of assets to fair value	(2)	(175)
Income tax expense	(56)	(19)
Other	—	1

Net income (loss)	$11	$(119)

The Company recorded restructuring expense of $21 million for the year ended December 31, 2013 compared to $17 million for the year ended December 31, 2012.

The following table is a summary of the Company’s combined restructuring liabilities and related activity for the Americas and EMEA segments for 2013 and 2012. There were no restructuring liabilities for the Asia-Pacific segment for 2013 and 2012.

	Americas		EMEA		Total
	(millions of dollars)
	Employee Costs	Facilities	Employee Costs	Facilities	Employee Costs	Facilities
Balance at January 1, 2012	$—	$—	$—	$—	$—	$—
Provisions	16	—	1	—	17	—
Payments	(11)	—	(1)	—	(12)	—

Balance at December 31, 2012	$5	$—	$—	$—	$5	$—
Provisions	1	5	14	1	15	6
Payments	(2)	(5)	(4)	(1)	(6)	(6)

Balance at December 31, 2013	$4	$—	$10	$—	$14	$—

The Company recorded other expense of $7 million for the year ended December 31, 2013 compared to $21 million for the year ended December 31, 2012. This decrease of $14 million is mainly related to a year-over-year improvement of $9 million attributable to the negative impact of a legal settlement in 2012. In addition, royalty income increased by $4 million.

The Company recorded income tax expense of $56 million on income from continuing operations before income taxes of $77 million for the year ended December 31, 2013 as compared to income tax expense of $19 million on loss from continuing operations before taxes of $98 million for the year ended December 31, 2012. The income tax expense for the year ended December 31, 2013 differs from the U.S. statutory rate due primarily due to pre-tax income taxed at rates lower than the U.S. statutory rate, recording of uncertain tax positions and recording a valuation allowance on deferred tax assets that are believed to be not more likely than not to be realized. The income tax expense for the year ended December 31, 2012 differs from the U.S. statutory rate primarily due to a goodwill impairment with no tax benefit, recording a valuation allowance on deferred tax assets that are believed to be not more likely than not to be realized, offset by a release of uncertain tax positions due to audit settlements.

In connection with its strategic planning process, the Company assesses its operations for market position, product technology and capability and profitability. Those operations determined by management not to have sustainable competitive advantage are considered non-core and may be considered for divestiture or other exit activities.

The Company recognized a loss on the sale of discontinued operations of $10 million during the year ended December 31, 2013 related to the Company’s divestiture of its U.S. fuel pump business in 2013, which is presented as discontinued operations in the consolidated statements of operations.

Segment Results

The percentages of net sales by geographic segment for the years ended December 31, 2013 and 2012, are listed below:

	Americas	EMEA	Asia-Pacific
2013	58%	37%	5%
2012	62%	32%	6%

	Year Ended December 31,
Net Sales by Segment	2013	2012	Variance
	(millions of dollars)
Americas	$1,714	$1,764	$(50)
EMEA	1,076	918	158
Asia-Pacific	145	171	(26)

Total	$2,935	$2,853	$82

Net sales in the Americas decreased by $50 million, or 3%, to $1,714 million for the year ended December 31, 2013 from $1,764 million for the year ended December 31, 2012, including unfavorable foreign currency exchange impact of $6 million. This decrease was driven by a decline in sales resulting from the cessation of selected non-strategic business contracts as well as a softening of the Export business, mainly into Venezuela.

Net sales in EMEA increased by $158 million, or 17%, to $1,076 million for the year ended December 31, 2013 from $918 million for the year ended December 31, 2012. Excluding favorable foreign currency exchange impact of $13 million, net sales increased by $145 million. This increase is inclusive of $112 million of sales from a European distribution agreement for ignition products entered into in January 2013. Excluding these items, sales grew by $33 million, or 4%, driven by strong aftermarket volume gains throughout the region. Sales in almost every product line increased with the largest impact coming from an expanded distribution network and customer base for MOOG® chassis.

Net sales in Asia-Pacific decreased by $26 million, or 15%, to $145 million for the year ended December 31, 2013 from $171 million for the year ended December 31, 2012. The decline in sales in the region was mainly due to the planned exit from certain low-margin contracts.

	Year Ended December 31,
Gross Profit by Segment	2013	2012	Variance
	(millions of dollars)
Americas	$298	$291	$7
EMEA	185	149	36
Asia-Pacific	20	24	(4)

Total	$503	$464	$39

	Year Ended December 31,
Gross Margin by Segment	2013	2012
Americas	17.4%	16.5%
EMEA	17.2%	16.2%
Asia-Pacific	13.8%	14.0%
Total	17.1%	16.3%

Gross profit in the Americas increased by $7 million to $298 million for the year ended December 31, 2013, or 17.4% of net sales, from $291 million for the year ended December 31, 2012, or 16.5% of net sales, with negligible foreign currency exchange impact. The increase is driven by improved performance which increased gross profit by $22 million and increased gross margin by 90 basis points, to 17.4%, despite the decline in sales in the region. Improved performance includes the favorable impact of material costs savings and savings from our ongoing footprint restructuring programs. This improvement was partially offset by the impact from lower volumes of $6 million, resulting from the cessation of selected non-strategic business contracts as well as a softening of the Export business, mainly into Venezuela.

Gross profit in EMEA increased by $36 million to $185 million for the year ended December 31, 2013, or 17.2% of net sales, from $149 million for the year ended December 31, 2012, or 16.2% of net sales, including the favorable foreign currency exchange impact of $9 million and $17 million of gross profit related to a European distribution agreement for ignition products. Excluding these items, gross profit increased by $10 million, as a result of incremental gross profit from aftermarket volume increases, partially offset by customer price reductions. However, the impact of favorable performance of $8 million resulted in an increase in gross margin by 100 basis points to 17.2%.

Gross profit in Asia-Pacific decreased by $4 million to $20 million for the year ended December 31, 2013, or 13.8% of net sales, from $24 million for the year ended December 31, 2012, or 14.0% of net sales. The decline in gross profit was mainly due to the exit from certain low-margin contracts, which contributed to a stable gross margin despite the decline in net sales in the period.

	Year Ended December 31,			% of Net Sales
SG&A by Segment	2013	2012	Variance	2013	2012
	(millions of dollars)
Americas	$(192)	$(176)	$(16)	(11.2)%	(10.0)%
EMEA	(153)	(126)	(27)	(14.2)%	(13.7)%
Asia-Pacific	(25)	(24)	(1)	(17.2)%	(14.0)%

Total	$(370)	$(326)	$(44)	(12.6)%	(11.4)%

SG&A in the Americas increased by $15 million to $192 million for the year ended December 31, 2013, or 11.2% of net sales, from $176 million for the year ended December 31, 2012, or 10.0% of net sales. The increase is driven by costs related to the year-over-year increase in incentive compensation, an increase in project costs related to the evaluation of potential acquisitions and cost structure improvements and increases resulting from the continued segmentation of the Company.

SG&A in EMEA increased by $27 million to $153 million for the year ended December 31, 2013, or 14.2% of net sales, from $126 million for the year ended December 31, 2012, or 13.7% of net sales. The increase is driven $16 million in SG&A related to a European distribution agreement for ignition products. The remainder of the increase is driven by increased costs resulting from the continued segmentation of the Company, as well as the year-over-year increase in incentive compensation.

SG&A in Asia-Pacific increased by $1 million to $25 million for the year ended December 31, 2013, or 17.2% of net sales, from $24 million for the year ended December 31, 2012, or 14.0% of net sales. SG&A was consistent with the prior year in absolute terms. However, SG&A increased as a percentage of net sales by 320 basis points due to lower sales resulting from the planned exit from certain low-margin contracts.

	Year Ended December 31,
Operational EBITDA by Segment	2013	2012	Variance
	(millions of dollars)
Americas	$146	$141	$5
EMEA	67	63	4
Asia-Pacific	1	(3)	4

Total	$214	$201	$13

Operational EBITDA in the Americas increased by $5 million to $146 million for the year ended December 31, 2013, or 8.5% of net sales, from $141 million for the year ended December 31, 2012, or 8.0% of net sales, including unfavorable foreign currency exchange impact of $3 million. The increase is driven by improved performance which increased Operational EBITDA by $5 million and includes the favorable impact of material costs savings and savings from our ongoing footprint restructuring programs, partly offset by increased SG&A. Included in other is a year-over-year improvement of $9 million as 2012 was negatively impacted by a legal settlement in the period as well as an increase in royalty income.

Operational EBITDA in EMEA increased by $4 million to $67 million for the year ended December 31, 2013, or 6.2% of net sales, from $63 million for the year ended December 31, 2012, or 6.9% of net sales, reflecting favorable foreign currency impact of $9 million. The favorable impact on Operational EBITDA from improved volumes, mainly in the aftermarket, was partially offset by customer price decreases. Included in total performance is the favorable impact of material costs savings and plant productivity, which was more than offset by project costs associated with the manufacturing footprint restructuring and increased SG&A costs.

Operational EBITDA in Asia-Pacific increased by $4 million to $1 million for the year ended December 31, 2013, or 0.7% of net sales, from a loss of $3 million for the year ended December 31, 2012, resulting from an increase of $4 million compared to 2012, which was negatively impacted by costs associated with the Thailand flood. In addition, lower sales volumes resulting from our exit from certain low-margin contracts were more than offset by the higher margins on our remaining contracts.

For a reconciliation of Operational EBITDA to net income (loss), see “—Consolidated Results” above.

Liquidity and Capital Resources

Federal-Mogul Holdings uses a centralized approach to cash management and financing its operations. Transactions between FM Motorparts and Federal-Mogul Holdings are accounted for through parent company investment. Accordingly, none of the debt or related interest expense at the corporate level has been assigned to FM Motorparts in the combined financial statements.

The Company’s ability to obtain cash adequate to fund its needs depends generally on the results of its operations, restructuring initiatives and the availability of financing. Management believes that cash on hand, cash flow from operations, and available borrowings under the credit facility that we expect to enter into in connection with the spin-off will provide sufficient liquidity to meet our working capital needs, planned capital expenditures and future contractual and other obligations.

Nine Months Ended September 30, 2014 and 2013

Operating Activities

Cash flow from operating activities was $82 million and $143 million for the nine months ended September 30, 2014 and 2013, respectively. Cash flow from operations before working capital and other asset and liability changes was $34 million lower due to lower cash dividends from affiliates and changes in pension and other postemployment benefits. The change in cash flow from the change in operating assets and liabilities was a decrease of $27 million from a cash inflow of $35 million for the nine months ended September 30, 2013 to a cash inflow of $8 million for the nine months ended September 30, 2014, mainly related to an increase in accounts receivable as a result of the Acquisitions.

Investing Activities

Cash flows used by investing activities were $363 million and $23 million for the nine months ended September 30, 2014 and 2013, respectively, with the difference resulting primarily from the costs of acquisitions in 2014. During the nine months ended September 30, 2014, the Company used $296 million for the Acquisitions. During the nine months ended September 30, 2013, the Company received proceeds of $41 million for its sale of its fuel pump business. Excluding acquisitions and divestitures, cash used for capital expenditures was $67 million and $64 million for the nine months ended September 30, 2014 and 2013, respectively.

Financing Activities

Cash flow provided by financing activities was $279 million and cash flow used by financing activities was $124 million for the nine months ended September 30, 2014 and 2013, respectively, with the difference resulting primarily from changes in net transfers to the parent. For the nine months ended September 30, 2014, net transfers from parent were $299 million, mainly related to the fundings received from the parent for payments for the Acquisitions. For the nine months ended September 30, 2013, the net transfers to the parent were $122 million, reflecting cash generated by operating activities.

Years Ended December 31, 2013 and 2012

Operating Activities

Net cash provided by operating activities was $257 million for the year ended December 31, 2013 compared to $10 million for the year ended December 31, 2012. Cash flow from operations before working capital and other asset and liability changes was $124 million for the year ended December 31, 2013, which was lower than the $137 million for the year ended December 31, 2012 primarily due to a one-time $17 million insurance recovery in 2012. The significant improvement in total operating cash flow for the year ended December 31, 2013 compared to the prior year was largely generated from the change in working capital with an inflow for the year ended December 31, 2013 of $81 million compared to an outflow for the year ended December 31, 2012 of $191 million. Accounts receivable cash flow increased by $185 million from an outflow of $150 million in 2012 to an inflow of $35 million in 2013. This change was driven by an improvement due to increased factoring in the period, the divestiture of the fuel pump business and the normalization of extended terms granted to specific customers in prior periods. Cash flow from inventory increased by $114 million from an outflow of $83 million in 2012 to an inflow of $31 million in 2013 due to tighter inventory management.

Investing Activities

Cash flow used by investing activities was $46 million and $65 million for the years ended December 31, 2013 and 2012, respectively. During the year ended December 31, 2013, the Company divested its fuel pump business and recognized proceeds of $41 million. During the year ended December 31, 2012, the Company received insurance proceeds of $13 million related to the Thailand flood. Additionally, expenditures for property, plant and equipment increased by $9 million from $78 million for the year ended December 31, 2012 to $87 million for the year ended December 31, 2013.

Financing Activities

Cash flow used by financing activities was $215 million and cash flow provided by financing activities was $52 million for the years ended December 31, 2013 and 2012, respectively. The change reflects the increase in net transfers to parent driven by the improvement in cash provided by operating activities in 2013 compared to 2012.

Off Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The Company has the following contractual obligations and commercial commitments outstanding at December 31, 2013:

	2014	2015	2016	2017	2018	Thereafter	Total
	(millions of dollars)
Debt obligations	$23	$1	$—	$—	$—	$—	$24
Pension and other postemployment benefit plans	3	3	4	4	5	26	45
Operating leases	22	19	18	11	7	9	86

Total	$48	$23	$22	$15	$12	$35	$155

In addition, the Company estimates its total 2014 capital expenditures to be in the range of $90 million to $110 million.

Non-Consolidated Affiliates

Federal-Mogul Holdings maintains investments in an affiliate in South Korea and a joint venture in Turkey, each of which contains operations associated with the Motorparts Business. Federal-Mogul Holdings’ ownership percentages are 34% for the South Korea affiliate and 50% for the Turkey joint venture. In addition, Federal-Mogul Holdings owns 100% of each of an affiliate in France and Germany that were deconsolidated in connection with the Honeywell Acquisition, as discussed below. These affiliates are not controlled by either Federal-Mogul Holdings or the Company. These affiliates are businesses established and maintained in connection with the Company’s operating strategy and are not special purpose entities. The investments are shown as investments in non-combined affiliates and represent the FM Motorparts components of these Federal-Mogul Holdings investments. In connection with the spin-off, Federal-Mogul Holdings’ interests in the South Korea affiliate and the portion of the Turkey joint venture associated with the Motorparts Business will be transferred to the Company. The aggregate investments in these affiliates were $57 million and $42 million as of September 30, 2014 and December 31, 2013, respectively. Dividends received from non-consolidated affiliates by the Company for the nine months ended September 30, 2014 and the years ended December 31, 2013 and 2012, were $5 million, $13 million and $11 million, respectively.

In general, the Company does not extend guarantees, loans or other instruments of a variable nature that may result in incremental risk to the Company’s liquidity position. Furthermore, the Company does not rely on dividend payments or other cash flows from its non-consolidated affiliates to fund its operations and, accordingly, does not believe that they have a material effect on the Company’s liquidity.

FM Motorparts subsidiaries in Brazil, France, Italy and the United States are party to accounts receivable factoring and securitization facilities. Gross accounts receivable transferred under these facilities were $202 million, $154 million and $110 million as of September 30, 2014 and December 31, 2013 and 2012, respectively.

As part of the regulatory approval related to the Honeywell Acquisition, the Company has committed to divest, or procure the divestiture of, the commercial vehicle brake pads business relating to the OEM/OES market in the European Economic Area (“EEA”), based at the manufacturing plant in Marienheide, Germany, and the light vehicle brake pads business relating to the OEM/OES market in the EEA, based at the manufacturing plant in Noyon, France (collectively, the “Divestment Business”). Furthermore, to the extent possible, the Company has committed to keep the Divestment Business separate from the business(es) it is retaining, and, unless explicitly permitted, committed to ensure that: (i) Company management and staff have no involvement in the Divestment Business; and (ii) certain key personnel of the Divestment Business have no involvement in any business retained by the Company and do not report to any individual outside the Divestment Business. As such, the Company deconsolidated its subsidiaries or group of assets that are subject to regulatory commitments and recorded an investment in unconsolidated subsidiary, which will be accounted for as an equity method investment until disposition.

Accounts receivables factored but not qualifying as a sale, as defined in FASB ASC Topic 860, Transfers and Servicing, were pledged as collateral and accounted for as secured borrowings and recorded in the combined balance sheets within “Accounts receivable, net” and “Short-term debt, including current portion of long-term debt.”

The expenses associated with receivables factoring are recorded in the combined statements of operations within “Other expense, net.” Where the Company receives a fee to service and monitor these transferred receivables, such fees are sufficient to offset the costs and, as such, a servicing asset or liability is not recorded as a result of such activities.

Certain of the facilities contain terms that require the Company to share in the credit risk of the sold receivables. The maximum exposures to the Company associated with these facilities’ terms were $3 million and $3 million as of September 30, 2014 and December 31, 2013, respectively. The fair values of the exposures to the Company associated with these facilities’ terms were determined to be immaterial.

Recent Accounting Pronouncements

In December 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-11, Balance Sheet (Topic 210)—Disclosures about Offsetting Assets and Liabilities and in January 2013, issued ASU No. 2013-1, Balance Sheet (Topic 210)—Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. Both ASUs amend ASC Topic 210, Balance Sheet, and require enhanced disclosures that will enable users of financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. These ASU’s are effective retrospectively for interim and annual periods beginning on or after January 1, 2013. The adoption of this ASU effective January 1, 2013 had no disclosure impact.

In July 2012, the FASB issued ASU No. 2012-2, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU allows for the option to perform a qualitative assessment that may allow companies to forego the annual two-step impairment test for indefinite-lived intangibles. This ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after September 15, 2012 with early adoption permitted. The Company’s adoption of this new guidance effective January 1, 2013 had no impact on its financial position, results of operations, cash flows or disclosures.

In February 2013, the FASB issued ASU No. 2013-2, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income. This ASU is effective prospectively for interim and annual periods beginning after December 15, 2012 and expands the presentation of changes in accumulated other comprehensive income. The required disclosures have been incorporated into note 17 to the audited combined financial statements included in this information statement.

In February 2013, the FASB issued ASU No. 2013-4, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. This ASU is effective for interim and annual periods beginning after December 15, 2013 and requires the measurement of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date as the sum of: a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors; and b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. Required disclosures include a description of the joint-and-several arrangement and the total outstanding amount of the obligation for all joint parties. The Company anticipates the adoption of this guidance will have minimal impact on its financial position, results of operations, cash flows or disclosures.

In March 2013, the FASB issued ASU No. 2013-5, Liabilities (Topic 830): Parent’s Accounting for Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. This ASU is effective for interim and annual periods beginning after December 15, 2013 and requires the release of any cumulative translation adjustment into net income upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in foreign entity. The Company anticipates the adoption of this guidance will have minimal impact on its financial position, results of operations, cash flows or disclosures.

In July 2013, the FASB issued ASU No. 2013-10, Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes. This ASU is effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The Company anticipates the adoption of this guidance will have no impact on its financial position, results of operations, cash flows or disclosures.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This ASU is effective for fiscal years and interim periods beginning after December 15, 2013 and changes the presentation of unrecognized tax benefits. The Company anticipates the adoption of this guidance will have minimal impact on its financial position, results of operations, cash flows or disclosures.

In April 2014, the FASB issued ASU No. 2014-8, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This ASU is effective for disposals that occur within annual periods beginning on or after December 15, 2014, and interim periods within annual periods beginning on or after December 15, 2015. This ASU elevates the threshold for a disposal to qualify as discontinued operations and significantly expands the disclosure requirements for transactions that meet the criteria for discontinued operations. The Company is currently evaluating the impact that the adoption of this guidance will have on its financial position, results of operations, comprehensive income, cash flows and/or disclosures.

In May 2014, the FASB issued ASU No. 2014-9, Revenue from Contracts with Customers (Topic 606). This ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. This ASU clarifies the principles for recognizing revenue and provides a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”). The Company is currently evaluating the impact that the adoption of this guidance will have on its financial position, results of operations, comprehensive income, cash flows and/or disclosures.

In June 2014, the FASB issued ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This ASU is effective for annual periods and interim periods within those annual periods, beginning after December 15, 2015. The Company is currently evaluating the impact that the adoption of this guidance will have on its financial position, results of operations, comprehensive income, cash flows and/or disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (subtopic 205-40). This ASU is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter, and defines management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. The Company expects the adoption of this guidance will have no impact on the Company’s financial position, results of operations, comprehensive income, cash flows and disclosures.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

At September 30, 2014 and December 31, 2013, the Company did not have any interest rate agreements in place.

Commodity Price Risk

The Company’s production processes are dependent upon the supply of certain raw materials that are exposed to price fluctuations on the open market. The primary purpose of the Company’s commodity price forward contract activity is to manage the volatility associated with forecasted purchases. The Company monitors its commodity price risk exposures regularly, placing commodity forward contracts if appropriate. Principal raw materials monitored and hedged include natural gas, copper, nickel, tin sulfide, zinc, brass and bronze. Forward contracts are used to mitigate commodity price risk associated with raw materials, generally related to purchases forecast for up to eighteen months in the future. The Company has de minimis commodity price hedge contracts outstanding.

Foreign Currency Risk

The Company manufactures and sells its products in North America, South America, Asia, Europe, Australia and Africa. As a result, the Company’s financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets in which the Company manufactures and sells its products. The Company’s operating results are primarily exposed to changes in exchange rates between the U.S. dollar and European currencies, Canadian Dollar, Mexican Peso, British Pound, South African Rand, Czech Crown and Chinese Renminbi.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of accounts receivable. The Company’s customer base includes nearly every major supplier of aftermarket parts in North America and Europe, ranging from large retail and independent warehouse distributors to other automotive and specialty product customers. We also serve the global automotive OE market with our brake component and wiper products and the agriculture and off-road vehicle markets with our chassis products. The Company’s credit evaluation process and the geographical dispersion of sales transactions help to mitigate credit risk concentration. For the nine months ended September 30, 2014 and the year ended December 31, 2013, no single customer accounted for more than 6% and 5%, respectively, of our total net sales.

BUSINESS

Overview

FM Motorparts sells and distributes a broad portfolio of products in the global vehicle aftermarket under more than 20 of the world’s most recognizable brands and through customer private label programs. FM Motorparts also provides OEMs with braking, chassis and wiper products. FM Motorparts believes its aftermarket products are recognized for their superior quality, safety and performance. Approximately 75% of FM Motorparts’ net sales are derived from sales to customers in the aftermarket and approximately 25% are attributable to sales to OEMs and the OES channel. As of September 30, 2014, FM Motorparts had over 11,000 active customers globally. During the nine months ended September 30, 2014, FM Motorparts shipped over 340 million parts to more than 43,000 ship-to locations in more than 150 countries.

FM Motorparts sells its products across three geographic business segments: the Americas, EMEA and Asia-Pacific. For each of the nine months ended September 30, 2014 and the year ended December 31, 2013, FM Motorparts derived approximately 58% of its sales in the Americas, approximately 37% of its sales in EMEA and approximately 5% of its sales in Asia-Pacific. Aftermarket products are vehicle replacement parts that are not sourced from the OEM. FM Motorparts’ aftermarket products are designed to facilitate installation and improve vehicle safety, durability and vehicle performance. FM Motorparts’ products are utilized widely in vehicle braking systems and chassis, as well as in engine and sealing applications and general service. FM Motorparts sells its products, which total more than 570,000 SKUs, into the independent automotive, heavy-duty and specialty replacement markets. These products are manufactured by FM Motorparts as well as purchased from outside suppliers, including the Powertrain Business. Through global market insight and brand and product line management, aftermarket and OE customers worldwide benefit from the Company’s innovative technology, manufacturing, supply chain and distribution expertise.

FM Motorparts’ brands are recognized as symbols for products that provide quality, safety and performance advantages. Our products are sold under the following principal brands: AE®, FP Diesel®, Glyco®, Goetze®, Nüral®, Sealed Power® and Speed Pro® engine solutions; Fel-Pro®, Goetze®, National® Oil Seals and Payen® sealing solutions; McQuay Norris®, MOOG®, National® Bearings and Quick Steer® steering solutions; Abex®, Beral®, Ferodo®, Jurid®, QuickStop®, Stop®, THERMOQUIET® and Wagner® braking solutions; and ANCO®, Beru®, Champion® and Wagner® service solutions.

For the nine months ended September 30, 2014 and the year ended December 31, 2013, we generated net sales of $2,370 million and $2,935 million, respectively, and Operational EBITDA of $170 million and $214 million, respectively. Operational EBITDA is a non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure” and “—Results of Operations” for the definition and a discussion of Operational EBITDA and a reconciliation of Operational EBITDA to net income (loss), the most comparable GAAP measure.

In May and July 2014, we completed the Affinia Acquisition and the Honeywell Acquisition, respectively. These Acquisitions solidified our market-leading braking and chassis product lines by further strengthening our manufacturing and engineering capabilities and diversifying our customer base. In addition, both Acquisitions have provided us with significant manufacturing, purchasing and administrative synergy opportunities. The business acquired in the Affinia Acquisition generated net sales of approximately $189 million for the year ended December 31, 2013 and full integration is expected to be completed by mid-2015. The business acquired in the Honeywell Acquisition generated net sales of approximately $569 million for the year ended December 31, 2013 and integration is expected to be substantially completed over the next two years.

Our Industry

The global car parc is expected to grow from approximately 1.2 billion in 2014 to over 1.5 billion in 2020, representing a compound annual growth rate of four percent. Given our participation in both the aftermarket, which comprises approximately 75% of our sales, and the OE channel, which comprises approximately 25% of our sales, growth in the global car parc benefits all aspects of our business.

Source: R.L. Polk & Co., Sept. 2014

Demand for OE products is generally a function of the number of new vehicles produced and OES channel sales, which in turn is driven by larger economic factors including employment trends, interest rates, fuel prices, consumer confidence and regulatory conditions. While OE demand is typically driven by planned vehicle production, suppliers can grow notwithstanding a slower pace of new vehicle growth by increasing their market share and product content per vehicle through sales of existing product lines or expansion into new product line offerings. Given the consolidation and globalization throughout the automotive industry, suppliers combining a global presence with strong engineering, technology, manufacturing and customer support will be best positioned to take advantage of OE business opportunities.

Products for the global vehicle aftermarket are sold directly to a wide range of distributors, retail parts stores and mass merchants that distribute these products to professional service providers and “do-it-yourself” consumers. In some cases, we also sell products directly to service chains. Demand for aftermarket products historically has been driven by three primary factors: (i) the number of vehicles in operation; (ii) the average age of vehicles; and (iii) vehicle usage trends. These factors, while applicable in all regions, vary depending on the composition of the car parc and other factors, which are discussed in greater detail below.

•	Number of Vehicles in Operation: The global car parc is expected to grow to over 1.5 billion by 2020. The car parc growth in certain emerging markets, such as China, nations is increasing at the highest rate, while more mature markets are expected to continue to remain stable or to grow modestly in size, indicating that new car sales are well beyond the replacement rate for scrapped vehicles.

•	Increase in Average Age of Vehicles: The average age of vehicles on the road in the United States has increased since 2002 from 9.6 years to an estimated 10.7 years in 2014 and is projected to remain relatively constant at approximately 11.8 years through 2020, driving the need for maintenance and repair work and thereby increasing the overall demand for aftermarket replacement parts in the United States. Annual vehicle repair and maintenance costs increase steadily until a vehicle is approximately 10 years old, as reflected in the following chart.

Annual Vehicle Maintenance Costs

Source: IMR Continuing Consumer Auto Maintenance Tracking Study

•	Vehicle Usage Trends: The overall usage of the vehicle fleet, typically measured in number of miles driven, generally has increased year-over-year in most global markets. Higher usage causes vehicle parts to wear out faster, requiring more frequent replacement. Vehicle usage has stabilized in more established markets, but it is expected to continue to grow in emerging markets. While global miles driven may vary, the number of new vehicles produced in emerging markets and the growth in the global car parc are strong indicators of future demand for aftermarket parts and services. Vehicle usage also is highly sensitive to fuel costs, which have declined significantly in 2014 but remain volatile.

More recent trends in the global aftermarket include:

•	Channel Consolidation: In the more mature markets of the United States and Western Europe, there has been increasing consolidation in aftermarket distribution networks with larger, more sophisticated aftermarket distributors and retailers gaining market share. These distributors generally require larger, more sophisticated suppliers with product expertise, category management and supply chain services and capabilities, as well as a global manufacturing and services footprint.

•	Growth of Online Capabilities: Reaching consumers directly through online capabilities, including e-commerce, is expected to have an increasing impact on the global aftermarket industry and how aftermarket products are sold. Autocare.org forecasts online sales of U.S. automotive replacement parts to be nearly $28 billion in 2023, up 17% annually from $6 billion in 2013, while sales through traditional offline channels are expected to increase by only 3.5% during the same period. While only eight percent of the total global market in consumer “do it yourself” purchases were made online, 82% of consumers indicate that they research replacement parts online. Similarly, 33% of installers indicate that they expect their online research for automotive replacement parts using public websites to increase in the next three years. Establishment of a robust online presence will be critical for suppliers regardless of whether they intend to participate directly in e-commerce.

•	Increase in Private Label Brands and LCC Imports: In the United States, there has been an increase in private label or store brands sold by retailers and distributors at a lower price point than premium brands of the same products. However, in many cases, retailers or wholesale distributors creating private label brands will still rely on established suppliers, like FM Motorparts, to manufacture their private label products and, in some cases, utilize co-branding to support their private label offerings.

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Changes in Consumer Behavior: The aftermarket is impacted by changes in economic conditions, volatility in fuel prices, and expanding focus on environmental and energy conservation. For example, the number of consumers with the ability to purchase new vehicles in Europe has been reduced due to adverse economic conditions, which is likely to increase demand for repairs in order to keep older vehicles road-worthy. Increased environmental regulation will lead to additional replacement parts being required on a more frequent basis to meet more exacting standards. Recent falling fuel prices in the United States are likely to lead consumers to drive more and to increase disposable income available for consumers to purchase aftermarket automotive parts and complete necessary repairs.

United States

In the United States, the car parc is forecasted to grow from approximately 258 million vehicles in 2013 to approximately 275 million vehicles in 2020, while the total distance driven for vehicles in operation is expected to increase from approximately 3,000 billion miles in 2013 to approximately 3,200 billion miles in 2020.

Source: R.L. Polk & Co., Dec. 2014	Source: R.L. Polk & Co., Dec. 2014; Frost & Sullivan 2014 Strategic Analysis of the North American and European Tire Pressure Monitoring Systems Aftermarket

In addition, U.S. aftermarket sales are anticipated to reach $280 billion by 2020, a 2.4% compound annual growth rate from 2013 aftermarket sales.

Source: Autocare.org 2015 Factbook

Europe

In Europe, the car parc is forecasted to grow from approximately 375 million vehicles in 2013 to approximately 425 million vehicles in 2020, while the distance driven for vehicles in operations is expected to increase from approximately 5.3 billion kilometers in 2013 to approximately 5.7 billion kilometers in 2020. Most of this growth is expected to be the result of a growing car parc in Eastern Europe. Similar to the mature U.S. aftermarket, Europe is expected to see the average vehicle age remain steady during this period.

Source: R.L. Polk & Co., Dec. 2014	Source: R.L. Polk & Co., Dec. 2014; Frost & Sullivan 360° Europe Market Research

Further, as noted in the chart below, total aftermarket sales are anticipated to reach 110 billion Euros by 2020 with a 2.3% compound annual growth rate from 2013 aftermarket sales.

Source: Frost & Sullivan 360° Europe Market Research

While Europe is a mature market similar to North America, the aftermarket is significantly more fragmented and complex as a result of the average age and number of vehicles in use varying from country to country as well as the use of multiple languages across Europe. Although there is continuing consolidation among aftermarket distributors in Europe, such consolidation is less advanced than in the United States. As this consolidation increases, we believe it will be more difficult for smaller suppliers that do not offer multiple product lines and enhanced customer support to compete effectively. In addition, internet adoption in Europe is occurring faster than in the United States, emphasizing the importance of a robust online presence in Europe.

Asia-Pacific

Asia-Pacific is made up of several markets, some of which are relatively mature and stable, such as Australia and Thailand, and others that are young with growing vehicle populations a market of sizeable yet young vehicle car parcs, as indicated by the chart below. As the size of the car parc continues to increase, along with the overall age of vehicles on the road, the need for replacement parts for vehicles produced and in service is likely to provide accelerating and sustained demand for aftermarket service and repair components in this region.

Source: R.L. Polk & Co., Dec. 2014

The car parc in China, our largest Asia-Pacific market, is expected to almost double in the next six years from approximately 145 million vehicles in operation in 2014 to approximately 290 million vehicles in operation by 2020, representing a compound annual growth rate of over 12%. Additionally, the average vehicle age in China is anticipated to increase from 2.9 years in 2013 to 4.5 years in 2020, according to a 2014 Frost & Sullivan study. In addition, the average number of miles driven is expected to increase steadily through 2020.

Source: R.L. Polk & Co., Dec. 2014; Frost & Sullivan 2014 China Aftermarket

The Asia-Pacific vehicle population is expected to not only grow but also mature, accelerating demand for aftermarket service and repair components in this region. Total aftermarket sales in China are expected to grow at an annual growth rate of over 29% between 2013 and 2015 according to a 2014 Frost & Sullivan study.

Currently, a large percentage of vehicle repair and maintenance in China is performed through the OES channel. Changes to the regulatory environment, particularly in China, are expected to promote the growth of an independent aftermarket, similar to what has occurred in other more mature markets. The aftermarket in Asia continues to evolve and is highly fragmented, with individual countries having their own distribution models, presenting an opportunity for aftermarket suppliers with sufficient scale and a broad product portfolio to gain market share in this region.

Our Strengths

We believe we distinguish ourselves through the following competitive strengths, which we believe will be further enhanced as result of the spin-off:

•	Leading Brands: We sell an extensive portfolio of high-quality products under premium aftermarket brands to customers around the world. Our products are critical to vehicle safety and performance. Our premium brands, which, in many cases, have been in existence for more than 75 years, cover all major categories of vehicle repair, including braking, chassis and steering, powertrain, driveline and other major service components in the vehicle. Throughout our history, our objective has been to be the supplier of choice for repair professionals by engineering and manufacturing products that are as good as, or better than, the OE products they replace. Our aftermarket products benefit from the innovative technology we have developed as a leading supplier to OEMs of braking, chassis and wiper products, and from our historical relationship with the Powertrain Business. While we focus on promoting our leading brands, we also are a key supplier of private label branded products, which allows us to serve all levels of customer demand. Many of our private label offerings are co-branded or identify FM Motorparts as the supplier, allowing retail and wholesale customers to differentiate their private label offerings.

•	Global Capabilities with Regional Focus: As the aftermarket customer base consolidates and becomes more global, FM Motorparts is able to serve global customer demand through its network of 34 manufacturing facilities, eight engineering and technical centers and 20 distribution centers in 13 countries. For the nine months ended September 30, 2014, FM Motorparts shipped product to customers in over 150 countries through its comprehensive distribution network. Our global reach allows us to manufacture, engineer and source products anywhere in the world and serve a global customer base. At the same time, we manage aftermarket sales and distribution on a regional basis to better respond to diverse vehicle populations, market opportunities and local distribution models. Being a global company with a regional focus also provides us with the flexibility to manage both global and regional brands and customers, and to extend our brands to new markets in response to shifts in local vehicle populations.

•	Diverse Customer Base: We provide replacement parts to a wide range of aftermarket channel partners including nearly every major supplier of aftermarket parts in North America and Europe, ranging from large retail and independent warehouse distributors to other automotive and specialty product customers. As of September 30, 2014, we had over 11,000 active customers. We also serve the global automotive OE market with our brake component and wiper products and the agriculture and off-road vehicle markets with our chassis products. For the nine months ended September 30, 2014, our major OE end customers included Volkswagen, Ford Motor Company, Renault-Nissan, Fiat Chrysler, Daimler, General Motors, PSA Peugeot Citroën, Deere & Company and Caterpillar. For the nine months ended September 30, 2014 and the year ended December 31, 2013, no single customer accounted for more than 6% and 5%, respectively, of our total net sales.

•	Customer-Valued Technology: We design and engineer high-quality, technologically advanced products that meet and exceed our customers’ demands for safety, durability and performance. We operate eight engineering and technical centers globally, with total expenditures for research and development activities of $49 million and $54 million for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively. We are an industry leader in the development of leading technology and innovation, with more than 1,400 patents and patent applications on a worldwide basis. Of these patents and patent applications, approximately 15% are in production use and/or are licensed to third parties, and the remaining 85% are available for future production use or provide a strategic technological benefit to the Company. The Company’s worldwide patent portfolio enables the Company to achieve technological differentiation from its competitors. Additionally, we benefit from the ability to leverage our OE product engineering capabilities across our premium aftermarket product lines. These global engineering capabilities are fully integrated with sourcing and manufacturing for brake friction materials, wipers, chassis components and select engine products.

•	Low Cost Production and Sourcing: Since 2012, we have made significant investments to rationalize our manufacturing footprint in higher-cost countries while establishing and expanding manufacturing and engineering operations in lower-cost regions. For example, we have manufacturing operations or joint venture alliances in Brazil, China, Czech Republic, Hungary, India, Mexico, South Africa, Romania and Turkey. As part of the Honeywell Acquisition, we acquired two new state-of-the-art friction plants in Romania and China, which will further enhance our cost base as these facilities continue to increase production levels. In addition, our global reach and scale allows us to source products from third-party suppliers more effectively than our smaller competitors. For the nine months ended September 30, 2014, we sourced approximately one-third of the products we sold into the aftermarket from third-party manufacturers that satisfied our rigorous supplier quality standards.

Our Strategies

As an independent public company following the spin-off, we will pursue an aggressive strategy to profitably expand our business. The principal elements of this strategy are as follows:

•	Global Expansion: We will continue to leverage the strength of the Company’s globally recognized premium brands, product portfolio and range, marketing and selling expertise and distribution and logistics capabilities to expand our footprint overseas and in emerging markets. We believe that future industry growth will be based on the increasing OE production levels and vehicle population in emerging markets, particularly in China, Eastern Europe, Mexico and South America. For example, the car parc in China is expected to almost double in the next six years from 145 million vehicles in operation in 2014 to 290 million vehicles by 2020, representing a compound annual growth rate of 12%, according to a December 2014 R.L. Polk study. The independent aftermarket is in the early stages of development in many of these markets and we will move quickly to increase our presence and strengthen our competitive position, both with respect to localizing production and establishing an effective sales and distribution model. We also continue to win OEM business in emerging markets, including China, which serves as a platform for OES and aftermarket sales in those markets.

•	Invest in World-Class Distribution and Online Capabilities: As our customers expand and delivery expectations increase, we intend to meet their requirements by enhancing our distribution footprint to improve our distribution capabilities, strengthen delivery performance and engage end customers. Prior to 2014, we maintained five limited product line distribution centers in the Midwest and Southern regions of the United States. We recently opened a 500,000 square foot distribution center in southern California and a 700,000 square foot distribution center in eastern Pennsylvania, each containing our full product lines, which will allow us to consolidate or repurpose our existing distribution centers. We believe these initiatives will result in better coverage to a broader range of customers, significantly improve delivery performance and reduce our freight and logistics costs over time. We believe there are similar opportunities to create a more efficient European distribution footprint. Further, we are investing to enhance our information technology capabilities through a new comprehensive online platform that will include expanded online capabilities, inventory availability information, an improved e-catalog and a customer relationship management module, as well as training modules for repair professionals. We believe this online platform, which we expect to launch in North America in the second quarter of 2015 and to subsequently develop for use in Europe and Asia-Pacific, will provide customers with an improved online experience and a more efficient order management system and allow for better engagement with repair professionals and other customers regarding the quality, safety and performance advantages of our premium brands.

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Product Line Growth: We believe expanding our coverage in existing product lines and adding new product lines is critical to maintaining our leadership position and leveraging our distribution and sales network. In addition, it allows us to support our customers as they grow by providing a single source for multiple product lines and a full range of products within each product offering. Our recent Honeywell Acquisition and Affinia Acquisition have enhanced our core braking and chassis product offerings. In addition to these key acquisitions, we are focused on extending our existing brand and product portfolio through regional expansion and by utilizing established brand names in new or expanded product offerings. For example, we plan to introduce our market-leading European brake brand, Ferodo, into North America and leverage the Champion brand globally in a broader range of Champion branded products, including filters and wipers.

•	Build Brand Loyalty: Our premium brands are valued by our customers globally for their quality, safety and performance. We plan to continue to invest in product innovation to support our brands and to enhance our marketing initiatives to more effectively communicate the value proposition of our branded products to end customers. This includes the hiring of additional in-market technical product specialists and sales development managers to provide on-site product, technical and sales support. In addition, we are in the process of establishing TSCs in major metropolitan regions in the United States and in select international markets to directly interact with repair professionals in a manner convenient for them. The TSCs will provide product and technical training to repair professionals, serve as hubs for our mobile training vans, provide limited same-day product availability and serve as a platform to test new products. The TSCs will supplement our North American training center in St. Louis, Missouri where we provide training to hundreds of repair professionals each year. We also plan to integrate the TSCs with our new comprehensive online platform to add one-click access to online learning capabilities. Further, we recently invested in AutoMD.com, an online marketplace for customers seeking high-quality automotive repair services and parts information. In connection with this investment, AutoMD.com will include information about, and feature the advantages of, our branded product offerings.

•	Cost Competitiveness: We operate in a competitive industry and it is imperative that we seek to improve our efficiency and cost structure. We aim to pursue cost competitiveness by prioritizing operational efficiency, consolidating and relocating manufacturing operations to lower-cost countries, effectively utilizing the Company’s strategic joint ventures and sourcing relationships and streamlining the Company’s organizational structure. We will continue to pursue actions to improve our overall cost structure in ways that will not adversely affect the quality of our products or the strength and effectiveness of our sales and distribution network.

Our Products

FM Motorparts’ products are designed to facilitate installation and improve safety, durability and vehicle performance. FM Motorparts’ products are utilized widely in vehicle braking systems and chassis, as well as in engine and sealing applications and general service. FM Motorparts sells its products, which total more than 570,000 SKUs, into the independent automotive, heavy-duty and specialty replacement markets. These products are manufactured by FM Motorparts as well as purchased from outside suppliers, including the Powertrain Business. Through global market insight and brand and product line management, aftermarket and OE customers worldwide benefit from the Company’s innovative technology, manufacturing, supply chain and distribution expertise. The following table sets forth a description of the principal products sold by the Company:

Product	Description	Brands
Light Vehicle Disc Pads

A light vehicle disc pad assembly consists of:

•   friction material, which dissipates forward momentum by converting energy into heat;

•   underlayer, which is a layer of different friction material placed between the backplate and friction material to improve strength, provide a thermal barrier, corrosion resistance, noise performance or a combination of these characteristics;

•   backplate, to support and locate the friction material in the caliper; and

•   shim, which is a rubber/metal laminate developed to suppress noise.

Wagner®, Abex®, Ferodo®, Jurid®, Stop®, QuickStop® and ThermoQuiet®

Commercial Vehicle Disc Pads	Commercial vehicle disc brake pads are a growing segment of the friction market, superseding drum brakes on trucks, buses, tractor units and trailers. The basic construction of a commercial vehicle disc pad is the same as a light vehicle disc pad.	Ferodo®, Beral®, Abex® and Stop®

Light Vehicle Drum Brake Linings	Drum brake linings are friction material affixed to a brake shoe and fitted on the rear service brake, rear parking brake and/or transmission brake application.	Ferodo® and Wagner®

Commercial Vehicle Full Length Linings	Full length linings are the commercial vehicle equivalent of light vehicle drum brake linings.	Ferodo®, Beral®, Abex® and Jurid®

Commercial Vehicle Half Blocks	Half blocks are segments of friction material made to be riveted onto drum brake shoes. They are used on heavier vehicle applications where discs are not used.	Ferodo®, Beral®, Abex® and Jurid®

Railway Brake Blocks	Railway brake blocks work by acting on the circumference of the wheel. They are lighter and quieter in operation than cast iron blocks. However, friction performance is designed to replicate that of cast iron blocks.	Ferodo® and Jurid®

Chassis	Chassis parts include ball joints, tie rod ends, sway bar links, idler arms, and pitman arms. These components affect vehicle steering and vehicle ride quality.	MOOG® and QuickSteer®

Product	Description	Brands
Driveline Universal Joints	Driveline universal joints which provide a linkage between a power unit and output device such as a wheel end or service device.	MOOG®

Combustion and Exhaust Gaskets	Combustion and exhaust gaskets are used between two surfaces to contain gas and pressure produced from combustion. These gaskets are primarily used on internal combustion engine applications including cylinder head, exhaust manifold, exhaust takedown, exhaust gas recirculation and turbocharger gaskets.	Fel-Pro®, Payen® and Goetze®

Static Gaskets and Seals	Static gaskets and seals create a barrier between two surfaces to contain fluids, pressure and gases while keeping out dust and other contaminants. There are numerous areas of application including engine covers, oil pans, intake manifolds, shaft seals, transmission covers and differential covers.	Fel-Pro®, Payen®, Goetze® and National®

Wipers	Windshield wiper parts include conventional and profile style wiper blades, blade refills and wiper arms.	ANCO® and Champion®

Pistons	The main task of the piston is to compress the air and fuel mixture in advance of ignition. Following combustion, the piston relays the combustion energy into mechanical energy. In this process, substantial pressures are exerted on the piston, imposing high demands on it in terms of rigidity and temperature resistance.	Sealed Power®, Speed Pro®, FP Diesel® and Nüral®

Piston Rings	The three main tasks of piston rings in internal combustion engines are (1) sealing the combustion chamber, (2) supporting heat transfer from the piston to the cylinder wall and (3) regulating lubrication and oil consumption.	Sealed Power®, Speed Pro®, FP Diesel® and Goetze®

Cylinder liners	Cylinder liners, or sleeves, are specially engineered where surfaces form within the engine block, working in tandem with the piston and ring, as the chamber in which the thermal energy of the combustion process is converted into mechanical energy.	FP Diesel® and Goetze®

Ignition	Ignition products include spark plugs, glow plugs, ignition coils and accessories for automotive, commercial and industrial applications.	Champion® and Beru®

Lighting	Replacement vehicle lighting products for automotive and commercial applications	Wagner®

Our Customers

We provide replacement parts to a wide range of aftermarket channel partners including nearly every major supplier of aftermarket parts in North America and Europe, ranging from large retail and independent warehouse distributors to other automotive and specialty product customers. As of September 30, 2014, we had over 11,000 active customers. We also serve the global automotive OE market with our brake component and wiper products and the agriculture and off-road vehicle markets with our chassis products.

Our customers vary across our Americas, EMEA and Asia-Pacific segments. For the nine months ended September 30, 2014, our major OE end customers included Volkswagen AG, Ford Motor Company, Renault-Nissan Alliance, Fiat Chrysler Automobiles, Daimler AG, General Motors Company, PSA Peugeot Citroën, Deere & Company and Caterpillar Inc. For the nine months ended September 30, 2014 and the year ended December 31, 2013, no single customer accounted for more than 6% and 5%, respectively, of the Company’s total net sales.

Research and Development

The Company maintains technical centers throughout the world designed to:

•	provide solutions for customers and bring new, innovative products to market;

•	integrate the Company’s leading technologies into advanced products and processes;

•	provide engineering support for all of the Company’s manufacturing sites; and

•	provide technological expertise in engineering and design development.

Within the United States, the Company’s technical centers are located in Ann Arbor, Michigan; Plymouth, Michigan; and Maryland Heights, Missouri. Internationally, the Company’s technical centers are located in Bad Camberg, Germany; Glinde, Germany; Chapel, United Kingdom; and Shanghai, China.

We are engaged in engineering, research and development efforts, working closely with customers to develop custom solutions to meet their needs. Total expenditures for research and development activities, including product engineering and validation costs, were $49 million and $54 million for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively.

Raw Materials and Suppliers

The Company purchases various raw materials and component parts for use in its manufacturing processes, including ferrous and non-ferrous metals, non-metallic raw materials, stampings, castings and forgings. The Company also purchases parts manufactured by other manufacturers, including the Powertrain Business, for sale in the aftermarket. The Company has not experienced any significant shortages of raw materials, components or finished parts and normally does not carry inventories of raw materials or finished parts in excess of those reasonably required to meet its production and shipping schedules. During each of the nine months ended September 30, 2014 and the year ended December 31, 2013, no outside supplier of the Company provided products that accounted for more than 3% of the Company’s purchases.

Customer Orders

For its global aftermarket customers, the Company generally establishes product line arrangements that encompass all parts offered within a particular product line. Pricing is market responsive and subject to adjustment based upon competitive pressures, materials costs and other commercial factors. Global aftermarket order fulfillment is largely performed from finished goods inventory stocked in the Company’s worldwide distribution network. Inventory stocking levels in the Company’s distribution centers are established based upon historical and anticipated future customer demand.

For OE customers, the Company generally receives purchase orders for specific products supplied for particular vehicles. These supply relationships typically extend over the life of the related vehicle, subject to interim design and technical specification revisions, and do not require the customer to purchase a minimum quantity. In addition to customary commercial terms and conditions, purchase orders generally provide for annual price reductions based upon expected productivity improvements and other factors. OE order fulfillment is typically manufactured in response to customer purchase order releases, and the Company ships directly from a manufacturing location to the customer for use in vehicle production and assembly.

Although customer programs typically extend to future periods, and although there is an expectation that the Company will supply certain levels of aftermarket and OE production shipments over such periods, the Company believes that outstanding purchase orders and product line arrangements do not constitute firm orders. Firm orders are limited to specific and authorized customer purchase order releases placed with its manufacturing and distribution centers for actual production and order fulfillment as well as long-term contracts with certain of our customers. Firm orders are typically fulfilled as promptly as possible after receipt from the conversion of available raw materials and work-in-process inventory for OE orders and from current on-hand finished goods inventory for aftermarket orders. The dollar amount of such purchase order releases on hand and not processed at any point in time is not believed to be significant based upon the timeframe involved.

Technology

As part of its strategy, FM Motorparts has made significant investments in improving its information technology capabilities through a new comprehensive online platform that will include online capabilities, inventory availability information, an improved e-catalog, a customer relationship management module, as well as training modules for repair professionals and other features. We believe this online platform, which we plan to launch in North America in the second quarter of 2015 and to subsequently develop for use in Europe and Asia-Pacific, will provide a more efficient order management system for customers and allow for better engagement with repair professionals and other customers, regarding the quality, safety and performance advantages of our premium brands. Additionally, this platform will be integrated with our new TSCs to add one-click access to online learning capabilities to the classrooms, product samples and other instructional resources available on site.

Our new technology will also assist in better capturing and analyzing the data on order pattern and customer preferences. As a result, customers will have access to personalized content and analytical insight in the new business-to-business e-commerce portal. Customers will also benefit from the new e-catalog features with easy-to-find data and digital access to detailed product information. Additionally, the improved inventory modules will allow real-time management of availability across our entire distribution network. New inventory planning optimization capabilities will allow inventory to be managed in accordance with demand evolutions, and dynamic order fulfillment technology will further support the reduction of customer order lead times.

Facilities

Our world headquarters is located in Southfield, Michigan, which we sub-lease from Federal-Mogul Holdings. The Company had 34 manufacturing facilities, eight technical centers, 20 distribution centers, and 17 sales and administration office facilities worldwide at September 30, 2014. Approximately 50% of the facility locations are leased, the majority of which are distribution centers, and sales and administration offices. The Company owns the remainder of the facilities.

Type of Facility	Americas	EMEA	Asia-Pacific	Total
Manufacturing facilities	15	15	4	34
Technical centers	4	3	1	8
Distribution centers	9	8	3	20
Sales and administration offices	8	6	3	17

	36	32	11	79

The facilities range in size from approximately 5,000 square feet to 700,000 square feet. Management believes that substantially all of the Company’s facilities are in good condition and that it has sufficient capacity to meet its current and expected manufacturing and distribution needs.

Joint Ventures and Other Strategic Alliances

The Company forms joint ventures and strategic alliances to gain share in emerging markets, facilitate the exchange of technical information and development of new products, extend current product offerings, provide best cost manufacturing operations, and broaden its customer base. The Company believes that certain of its joint ventures have provided, and will continue to provide, opportunities to expand business relationships with Asian and other OEs operating in the growth markets of Brazil, Russia, India and China. Federal-Mogul Holdings maintains investments in an affiliate in South Korea and a joint venture in Turkey, each of which contains operations associated with the Motorparts Business. Federal-Mogul Holdings’ ownership percentages are 34% for the South Korea affiliate and 50% for the Turkey joint venture. These affiliates are not controlled by either Federal-Mogul Holdings or the Company. These affiliates are businesses established and maintained in connection with the Company’s operating strategy and are not special purpose entities. In connection with the spin-off, Federal-Mogul Holdings’ interests in the South Korea affiliate and the portion of the Turkey joint venture associated with the Motorparts Business will be transferred to the Company.

Combined net sales for South Korea affiliate and Turkey joint venture were approximately 14%, 16% and 15% of consolidated net sales for the nine months ended September 30, 2014 and the years ended December 31, 2013 and 2012, respectively. The Company’s investments in non-consolidated joint ventures totaled $57 million and $42 million as of September 30, 2014 and December 31, 2013, respectively, and the equity in earnings of such affiliates amounted to $12 million, $10 million and $13 million for the nine months ended September 30, 2014 and the years ended December 31, 2013 and 2012, respectively.

Environmental Matters

The Company is a defendant in lawsuits filed, or the recipient of administrative orders issued or demand letters received, in various jurisdictions pursuant to the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980 (“CERCLA”) or other similar national, provincial or state environmental remedial laws. These laws provide that responsible parties may be liable to pay for remediating contamination resulting from hazardous substances that were discharged into the environment by them, by prior owners or occupants of property they currently own or operate, or by others to whom they sent such substances for treatment or other disposition at third party locations. The Company has been notified by the United States Environmental Protection Agency, other national environmental agencies, and various provincial and state agencies that it may be a potentially responsible party (“PRP”) under such laws for the cost of remediating hazardous substances pursuant to CERCLA and other national and state or provincial environmental laws. PRP designation typically requires the funding of site investigations and subsequent remedial activities.

Many of the sites that are likely to be the costliest to remediate are often current or former commercial waste disposal facilities to which numerous companies sent wastes. Despite the potential joint and several liability which might be imposed on the Company under CERCLA and some of the other laws pertaining to these sites, the Company’s share of the total waste sent to these sites has generally been small. The Company believes its exposure for liability at these sites is limited.

The Company has also identified certain other present and former properties at which it may be responsible for cleaning up or addressing environmental contamination, in some cases as a result of contractual commitments and/or federal or state environmental laws. The Company is actively seeking to resolve these actual and potential statutory, regulatory and contractual obligations. Although difficult to quantify based on the complexity of the issues, the Company has accrued amounts corresponding to its best estimate of the costs associated with such regulatory and contractual obligations on the basis of available information from site investigations and best professional judgment of consultants.

On April 25, 2014, a group of plaintiffs brought an action against Federal-Mogul Products, Inc. (“F-M Products”), a wholly owned subsidiary of Federal-Mogul Holdings, alleging injuries and damages associated with the discharge of chlorinated hydrocarbons by the former owner of an FM Motorparts facility located in Kentucky (the “F-M Products Action”). Since 1998, when F-M Products acquired the facility, it has been cooperating with the applicable regulatory agencies on remediating the prior discharges pursuant to an order entered into by the facility’s former owner. In connection with the spin-off, FM Motorparts will indemnify Federal-Mogul Holdings for any loss relating to the F-M Products Action as the facility in question historically has related to the Motorparts Business. The Company is unable to estimate any reasonably possible range of loss for reasons including that the plaintiffs did not claim any amount of damages in their complaint. F-M Products intends to vigorously defend this litigation.

Total environmental liabilities were $4 million at each of September 30, 2014 and December 31, 2013. Management believes that recorded environmental liabilities will be adequate to cover the Company’s estimated liability for its exposure in respect to such matters. In the event that such liabilities were to significantly exceed the amounts recorded by the Company, the Company’s results of operations and financial condition could be materially affected. At September 30, 2014 and December 31, 2013, management estimates that reasonably possible material additional losses above and beyond management’s best estimate of required remediation costs as recorded approximate $26 million and $28 million, respectively.

Competition

The global vehicular parts business is highly competitive. The Company competes with many independent manufacturers and distributors of component parts globally and the Company’s competitors vary by geographic segment. In general, competition for sales is based on price, product quality, technology, delivery, customer service and the breadth of products offered by a given supplier in a particular geographic area. The Company is meeting these competitive challenges by developing leading technologies, efficiently integrating its manufacturing and distribution operations, expanding its product coverage within its core businesses, restructuring its operations and transferring production to best cost countries, and utilizing its worldwide technical centers to develop and provide value-added solutions to its customers. Our primary competitors include Akebono Brake Corporation, Autolite, Brake Parts Inc., Bosch Group, Centric Parts, Crowne Group LLC, Delphi Automotive LLP, Denso Corporation, Dorman Products, Inc., GRI Engineering and Development LLC (MAT Holdings, Inc.), Mahle GmbH, Mevotech Inc., NGK Spark Plug Co., Ltd., NTN Bearing Corporation, Neapco Inc., Old World Industries, LLC, Phillips Industries, Pylon Manufacturing Corporation, Rain-X (ITW Global Brands), SKF Group, Osram Sylvania Ltd., TRW Automotive Holdings Corp., The Timken Company, Trico Products Corporation and Valeo Group.

Seasonality

The Company’s business is moderately seasonal in part because the aftermarket experiences seasonal fluctuations in sales due to demands caused by weather and driving patterns. In addition, many North American OE customers typically close assembly plants for two weeks in July for model year changeovers, and for an additional week during the December holiday season. OE customers in Europe historically shut down vehicle production during portions of July and August and one week in December. Shut-down periods in Asia-Pacific generally vary by country. Historically, the Company’s sales and operating profits have been the strongest in the second quarter.

Intellectual Property

The Company holds in excess of 1,400 patents and patent applications on a worldwide basis, of which more than 260 have been filed in the United States. The Company does not materially rely on any single patent, nor will the expiration of any single patent materially affect the Company’s business. The Company’s current patents expire over various periods into the year 2033. The Company is actively introducing and patenting new technology to replace formerly patented technology before the expiration of the existing patents. In the aggregate, the Company’s worldwide patent portfolio is materially important to its business because it enables the Company to achieve technological differentiation from its competitors.

The Company also maintains more than 4,027 active trademark registrations and applications worldwide. In excess of 90% of these trademark registrations and applications are in commercial use by the Company or are licensed to third parties. In connection with the spin-off, the Company will license certain trademarks to Federal-Mogul Holdings. See “Certain Relationships and Related Person Transactions—Other Agreements.”

Employees

The Company had approximately 15,000 employees as of September 30, 2014. Various unions represent approximately 74% of the Company’s non-U.S. hourly employees. None of our U.S. employees are represented by unions.

Legal Proceedings

In addition to the matters described under “—Environmental Matters,” the Company is involved in other legal actions and claims, directly and through its subsidiaries, that arise in the normal course of business. Management does not believe that the outcomes of any of these other actions or claims are likely to have a material adverse effect on the Company’s financial position, operating results or cash flows.

History and Relationship with Federal-Mogul Holdings

We are a Delaware corporation that will, prior to the spin-off, receive and hold, directly or through our subsidiaries, all of the assets and liabilities of the Motorparts Business. Prior to the spin-off, we operated as a business segment of Federal-Mogul Holdings. Following the spin-off, (1) we will be a publicly traded company independent from Federal-Mogul Holdings, (2) Federal-Mogul Holdings will not retain any ownership interest in us and (3) we expect that IEH, which beneficially owns approximately     % of Federal-Mogul Holdings common stock, will beneficially own approximately     % of our outstanding common stock.

In connection with the spin-off, we have entered into or will enter into various agreements with Federal-Mogul Holdings which, among other things, govern the principal transactions relating to the spin-off and certain aspects of our relationship with Federal-Mogul Holdings following the spin-off and establish terms under which subsidiaries of Federal-Mogul Holdings will provide us with services following the spin-off. These agreements were made or will be made in the context of a parent-subsidiary relationship and were or will be negotiated in the overall context of our spin-off from Federal-Mogul Holdings. Accordingly, the terms of these agreements may be more or less favorable than those we could have negotiated with unaffiliated third parties. See “Certain Relationships and Related Person Transactions—Our Relationship with Federal-Mogul Holdings Following the Spin-Off.”

Supply Agreements

In connection with the spin-off, FM Motorparts will enter into a series of supply agreements with Federal-Mogul Holdings, each with substantially identical terms, pursuant to which Federal-Mogul Holdings will supply FM Motorparts with bearings, pistons, piston rings, ignition products, sealing products and gaskets, and cylinder liners at market-based prices. Pursuant to the supply agreements, FM Motorparts will agree to purchase the majority of its requirements of the applicable parts exclusively from Federal-Mogul Holdings, subject to certain agreed exceptions or except in the case of a material default by Federal-Mogul Holdings. Each supply agreement will have a term of three years, and market-based pricing for the applicable parts will remain in effect for the entire term of the agreement. Federal-Mogul Holdings also will provide technical and engineering support to FM Motorparts at an hourly rate for so long as FM Motorparts is purchasing at least 80% of its 2014 purchase volume for the applicable product line.

Subject to certain exceptions for products being sold into the companies’ respective markets as of the date of the spin-off and other specified exceptions, for a period of three years following the spin-off, Federal-Mogul Holdings will agree not to sell any products into the global aftermarket, and FM Motorparts will agree not to sell any products to OE customers.

Corporate Information

The address of our principal executive offices is 27300 W. 11 Mile Road, Southfield, Michigan 48034. Our telephone number is (248) 354-9800. We intend to establish an Internet site at http://www. fmmotorparts.com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this information statement.

MANAGEMENT

Executive Officers Following the Spin-Off

The following table sets forth information regarding individuals who are expected to serve as our executive officers, including their positions after the spin-off. All of the individuals below are currently employees of Federal-Mogul Holdings or its subsidiaries. After the spin-off, none of these individuals will continue to be employees of Federal-Mogul Holdings. Additional executive officers will be appointed prior to the spin-off and information concerning those executive officers will be included in an amendment to this information statement.

Name	Age	Position
Daniel A. Ninivaggi	50	Chief Executive Officer and Director
Girish Gajanan (Gary) Desai	55	Chief Information Officer
Robert F. Egan	68	Senior Vice President North America Sales and Strategy
Martin M. Hendricks	52	President EMEA and Global Braking
Bradley S. Norton	50	Senior Vice President Chassis and Service
Keith Power	54	President Asia-Pacific Region
Jérôme Rouquet	47	Senior Vice President Finance, Controller and Chief Accounting Officer
Andrew D. Sexton	37	Senior Vice President Global Sealing and Engine
Laura J. Soave	42	Senior Vice President and Chief Marketing and Communications Officer
Michelle Epstein Taigman	46	Senior Vice President and General Counsel

Mr. Ninivaggi has served as a director of Federal-Mogul Holdings since March 2010 and as Co-Chief Executive Officer of Federal-Mogul Holdings and Chief Executive Officer of FM Motorparts since February 2014. In connection with the spin-off, Mr. Ninivaggi will resign as Co-Chief Executive Officer of Federal-Mogul Holdings and also will resign as a director of Federal-Mogul Holdings and will serve as a director of FM Motorparts. Mr. Ninivaggi was President of Icahn Enterprises L.P., a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, gaming, railcar, food packaging, metals, real estate and home fashion, from April 2010 to February 2014 and its Chief Executive Officer from August 2010 to February 2014. From January 2011 to May 2012, Mr. Ninivaggi served as the Interim President and Interim Chief Executive Officer of Tropicana Entertainment Inc., a company that is primarily engaged in the business of owning and operating casinos and resorts. From 2003 until July 2009, Mr. Ninivaggi served in a variety of executive positions at Lear Corporation, a global supplier of automotive seating and electrical power management systems and components, most recently as Executive Vice President and Chief Administrative Officer from 2006 to 2009. Lear Corporation filed for bankruptcy in July 2009 and emerged in November 2009. Mr. Ninivaggi served as Of Counsel to the law firm of Winston & Strawn LLP from July 2009 to March 2010. Mr. Ninivaggi has been a director of: Hertz Global Holdings, Inc., a rental car company, since September 2014; Icahn Enterprises, since March 2012; and Tropicana Entertainment Inc., since January 2011. Mr. Ninivaggi was previously a director of: CVR Refining, LP, an independent downstream energy limited partnership, from January 2013 to September 2014; American Railcar Industries, Inc., a railcar manufacturing company, from June 2013 to February 2014; CVR Energy, Inc., a diversified holding company primarily engaged in the petroleum refining and nitrogen fertilizer manufacturing industries, from May 2012 to February 2014; CVR Partners LP, a nitrogen fertilizer company, from May 2012 to February 2014; PSC Metals Inc., a metal recycling company, from April 2012 to February 2014; WestPoint Home LLC, a home textiles manufacturer, from February 2012 to February 2014; Viskase Companies, Inc., a meat casing company, from June 2011 to February 2014; XO Holdings, a competitive provider of telecom services, from August 2010 to February 2014; Motorola Mobility Holdings, Inc., a provider of mobile communication devices, video and data delivery solutions, from December 2010 to May 2012; and CIT Group Inc., a bank holding company, from December 2009 to May 2011. Icahn Enterprises, American Railcar Industries, CVR Refining, CVR Energy, CVR Partners, PSC Metals, WestPoint Home, Viskase Companies, XO Holdings and Tropicana Entertainment are each indirectly controlled by Carl C. Icahn. Mr. Icahn previously had interests in Lear, Motorola Mobility and CIT Group through the ownership of securities. Mr. Ninivaggi received a B.A. in History from Columbia University in 1986, a Masters of Business Administration from the University of Chicago in 1988 and a J.D. from Stanford Law School in 1991.

Mr. Desai has served as Senior Vice President and Chief Information Officer of the Company since October 2014 and previously served as Vice President and Chief Information Officer of the Company from March 2014 to October 2014. Mr. Desai is responsible for strategic vision and execution of global information technology for the Company. Prior to assuming his current role, Mr. Desai served as Vice President of Information Technology for Honeywell Corporation from March 2004 through March 2014. Mr. Desai was previously Director of IT Purchasing System of General Motors Corporation from July 2001 through February 2004 and Chief Information Officer of the Allison Transmission Division of General Motors Corporation from June 1997 through June 2001. Mr. Desai earned a Bachelor Degree in Technology and Mechanical Engineering from Indian Institute of Technology in Mumbai, India in 1982 and a Master of Business Administration degree from Northeastern University in Boston, Massachusetts in 1984. Mr. Desai is an active member of the Detroit Chapter of Society of Information Management.

Mr. Egan has served as Senior Vice President North America Sales and Strategy of the Company since June 2014. Mr. Egan joined Federal-Mogul Holdings in December 1979 and held several positions during his tenure at Federal-Mogul Holdings, including Vice President North America Sales from August 2012 through June 2014, Vice President Customer Relations from November 2010 through August 2012, and Vice President and General Manager North America from June 1998 through November 2010. Prior to joining Federal-Mogul Holdings, Mr. Egan held several marketing and sales positions at Chrysler Corporation from June 1968 through November 1979. Mr. Egan also served as 1st Lieutenant in the United States Army Hawk Battery Missile Commander from 1968 through 1970. Mr. Egan obtained a Bachelor of Economics degree from Xavier University in Cincinatti, Ohio in 1968 and a Master of Business Administration from University of Detroit in Detroit, Michigan in 1973.

Mr. Hendricks has served as the Company’s President Global Braking since December 2014 and as President EMEA since July 2014. Mr. Hendricks is responsible for the strategic development of the EMEA region across business units. Prior to assuming his current role, Mr. Hendricks was Vice President and General Manager Braking from August 2012 through July 2014. Mr. Hendricks was also Vice President Aftermarket EMEA & South America from June 2010 through August 2012 and Vice President Aftermarket EMEA from May 2008 through June 2010. Prior to assuming his current role, Mr. Hendricks held the positions of Chief Commercial Officer for EurotaxGlass’s International AG from October 2005 through January 2008, and Chief Operating Officer from August 2003 through October 2005. Mr. Hendricks has previously held several executive level positions of increasing responsibility at companies such as TRW Automotive (January 2002 through January 2003) and Robert Bosch (October 1989 through December 2001). Mr. Hendricks obtained a Bachelor of Business Administration (Diplom-Kaufmann) from Cologne University, in Cologne, Germany in 1989, and advanced education in PIM/CEMS at Università Commerciale, Milan, Italy in 1987.

Mr. Norton has served as Senior Vice President Chassis and Service of the Company since July 2014. Prior to assuming his current role, Mr. Norton held several executive level positions of increasing responsibility at Freudenberg-NOK General Partnership. Freudenberg-NOK is the Americas joint venture between Freudenberg GMBH and NOK Corporation. Mr. Norton served as President and Board Member from January 2012 through June 2014; Speaker, Office of the Chief Executive and Board Member from January 2011 through December 2011; and Office of the Chief Executive—Senior Vice President of Sales, Marketing and President of Automotive Group from November 2008 through December 2010, and President Corteco-Americas from September 2007—December 2010. Mr. Norton was previously Chief Executive Officer of Visyx, Inc. from February 2007 through September 2007. Prior to that, Mr. Norton held the positions of Vice President and General Manager Global Commercial Diesel from February 2006 through January 2007, and Vice President and General Manager the Americas from May 2005 through February 2006 at BorgWarner Turbo. Mr. Norton has previously held several executive level positions of increasing responsibility at companies such as Nissan North America (November 2001 through May 2005), D.E.I Management Group (November 1999 through November 2001), AlliedSignal (August 1998 through November 1999 and May 1984 through December 1991) and Mead Corporation (January 1992 through May 1995). Mr. Norton obtained a Bachelor of Science in Finance from the University of Akron in Akron, Ohio in 1988 and a Master of Business Administration from Ashland University in Ashland, Ohio in 1993.

Mr. Power has served as President Asia-Pacific of the Company since July 2014. Mr. Power has broad global experience having been based in the United Kingdom, Poland, The Netherlands, Australia and Singapore before relocating to Shanghai, China upon appointment to his current role. Prior to assuming his current role, Mr. Power served as Managing Director Asia Pacific of AkzoNobel’s Automotive & Aerospace Business Unit from August 2008 through January 2014. Mr. Power served as Strategic Director EMEA for AkzoNobel from July 2006 through August 2008. Mr. Power previously held various executive positions of increasing responsibility with companies such as Bridgestone from 2005 through 2006 and SHV Energy from 1989 through 2005. Mr. Power earned a Post-Graduate Certificate in Management from University of Glamorgan in Wales, UK in 1994 and successfully completed the International Management Program delivered jointly by Stanford University, California and NUS (National University of Singapore) Business Schools in 2012. Mr. Power was awarded a Fellowship by the UK-based Institute of Transport Management for his outstanding contribution to green transportation and is a Fellow of the Australian Institute of Management and a Member of the Australian Institute of Company Directors.

Mr. Rouquet has served as Senior Vice President Finance and Controller and Chief Accounting Officer of the Company and Controller and Chief Accounting Officer of Federal-Mogul Holdings since December 2013. In connection with the spin-off, Mr. Rouquet will resign as Controller and Chief Accounting Officer of Federal-Mogul Holdings. Previously, he was interim Chief Financial Officer of Federal-Mogul Holdings from August to December 2013; vice president, controller and chief accounting officer of Federal-Mogul Holdings since August 2010; and chief financial officer, Motorparts segment since July 2012. Mr. Rouquet joined Federal-Mogul Holdings in 1996 and held various finance positions of increasing responsibility at regional and group levels across multiple product lines and business units, ultimately serving as Finance Director, Vehicle Safety and Protection. Mr. Rouquet graduated in 1990 from the Institut Superieur de Gestion in Paris, France.

Mr. Sexton has served as Senior Vice President and General Manager Global Sealing and Engine of the Company since August 2014. Mr. Sexton joined the Company in 2000 and has held a variety of positions of increasing responsibility in operations and engineering. Mr. Sexton served as Vice President and General Manager Sealing and Engine from December 2013 through August 2014; General Manager Global Sealing Division from September 2012 through December 2013; Director of Operations at the Company’s Skokie, Illinois plant from February 2011 through August 2012; Director Powertrain Sealing and Bearings in Asia-Pacific from July 2008 through November 2011; and General Manager Shanghai Bearing from November 2006 through June 2008. Mr. Sexton earned a Bachelor of Science degree in Mechanical Engineering from the University of Notre Dame in South Bend, Indiana in 2000, and a Master of Business Administration degree from Michigan State University in East Lansing, Michigan in 2005.

Ms. Soave has served as Senior Vice President and Chief Marketing and Communications Officer of the Company since September 2014. Ms. Soave was previously an Executive Council Member at Gerson Lehrman Group from January 2012 through August 2014. Ms. Soave served as Vice President and Chief Executive Officer, FIAT Brand North America for FCA from March 2010 through November 2011. Prior to that, Ms. Soave held several positions at Volkswagen Group of America, Inc. from June 2006 to November 2009 and at Ford Motor Company from January 1997 through June 2006. Ms. Soave obtained a Bachelor of Business Administration degree from Walsh College of Accountancy and Business Administration in Troy, Michigan in 1995 and a Master of Business Administration from University of Detroit in Detroit, Michigan in 2001.

Ms. Taigman has served as Senior Vice President and General Counsel of the Company and Federal-Mogul Holdings since October 2014. In connection with the spin-off, Ms. Taigman will resign as Senior Vice President and General Counsel of Federal-Mogul Holdings. Previously, Ms. Taigman was Vice President and General Counsel of Federal-Mogul Holdings from March 2013 through October 2014 and Associate General Counsel from June 2012 through March 2013. Ms. Taigman was previously a partner with the law firm Honigman Miller Schwartz and Cohn LLP in Detroit, Michigan from 1993 through 2003 and 2006 to 2012. Ms. Taigman obtained a Bachelor of Arts degree in 1990 and a Juris Doctor degree in 1993 from the University of Michigan in Ann Arbor, Michigan.

Board of Directors Following the Spin-Off

The following table sets forth information regarding the individuals who are expected to serve on our board of directors following the spin-off. Mr. Ninivaggi’s biographical information is set forth above in “—Executive Officers Following the Spin-Off.” We are in the process of identifying the individuals who will be our directors following the spin-off, and we expect to provide additional details regarding these individuals in an amendment to this information statement.

Name	Age	Title
Carl C. Icahn	78	Non-Executive Chairman of the Board of Directors
Sung Hwan Cho	40	Director
George Feldenkreis	79	Director
Hunter C. Gary	40	Director
J. Michael Laisure	62	Director
Daniel A. Ninivaggi	50	Chief Executive Officer and Director

Carl C. Icahn

Mr. Icahn has served as non-executive chairman of the board of directors of Federal-Mogul Holdings since January 2008 and as a director since December 2007. In connection with the spin-off, it is anticipated that Mr. Icahn will also serve as Non-Executive Chairman of the board of directors of FM Motorparts. Mr. Icahn has served as chairman of the board and a director of Starfire Holding Corporation, a privately-held holding company, and chairman of the board and a director of various subsidiaries of Starfire Holding Corporation, since 1984. Since August 2007, through his position as Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises L.P., and certain related entities, Mr. Icahn’s principal occupation is managing private investment funds, including Icahn Partners LP and Icahn Partners Master Fund LP. Since November 1990, Mr. Icahn has been chairman of the board of Icahn Enterprises G.P. Inc., the general partner of Icahn Enterprises L.P. (a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, gaming, railcar, food packaging, metals, real estate and home fashion). Mr. Icahn has been: chairman of the board of CVR Refining, LP, an independent downstream energy limited partnership, since January 2013; chairman of the board of CVR Energy, Inc., a diversified holding company primarily engaged in the petroleum refining and nitrogen fertilizer manufacturing industries, since June 2012; chairman of the board of Tropicana Entertainment Inc., a company that is primarily engaged in the business of owning and operating casinos and resorts, since March 2010; President and a member of the executive committee of XO Holdings, Inc., a competitive provider of telecom services, since September 2011, and chairman of the board and a director of its predecessors since January 2003; and chairman of the board and a director of American Railcar Industries, Inc., a railcar manufacturing company, since 1994. Mr. Icahn was previously: a director of American Railcar Leasing LLC, a lessor and seller of specialized railroad tank and covered hopper railcars from June 2004 until November 2013; a director of WestPoint Home LLC, a home textiles manufacturer, from October 2005 until December 2011; a director of Cadus Corporation, a company engaged in the acquisition of real estate for renovation or construction and resale, from July 1993 to July 2010; a director of Blockbuster Inc., a provider of in-home movie rental and game entertainment, from May 2005 to January 2010; a director of Voltari Corporation, a mobile data services provider, from April 2008 to January 2010; a director of Yahoo! Inc., a company that provides Internet services to users, advertisers, publishers and developers worldwide, from August 2008 to October 2009; a director of WCI Communities, Inc., a homebuilding company, from August 2007 to September 2009. Mr. Icahn received his B.A. from Princeton University.

Our board of directors has concluded that Mr. Icahn should serve as a director and as the Non-Executive Chairman of the board of directors because of his significant business experience and leadership roles serving as a director in various companies noted above. Additionally, Mr. Icahn is uniquely qualified based on his history of creating value in companies across multiple industries. Mr. Icahn has proven to be a successful investor and business leader for more than 40 years.

Sung Hwan Cho

Mr. Cho has served as a director of Federal-Mogul Holdings since May 2012 and will begin serving as a director of FM Motorparts in connection with the spin-off. Mr. Sung Hwan Cho has served as Chief Financial Officer of Icahn Enterprises L.P. (a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, gaming, railcar, food packaging, metals, real estate and home fashion), since March 2012. Prior to that time, he was Senior Vice President and previously Portfolio Company Associate at Icahn Enterprises G.P. Inc. since October 2006. Mr. Cho has been a director of: American Railcar Leasing LLC, a lessor and seller of specialized railroad tank and covered hopper railcars, since September 2013; CVR Refining, LP, an independent downstream energy limited partnership, since January 2013; Icahn Enterprises L.P. since September 2012; CVR Energy, Inc., a diversified holding company primarily engaged in the petroleum refining and nitrogen fertilizer manufacturing industries, since May 2012; XO Holdings, Inc., a competitive provider of telecom services, since August 2011; American Railcar Industries, Inc., a railcar manufacturing company, since June 2011; WestPoint Home LLC, a home textiles manufacturer, since January 2008; PSC Metals Inc., a metal recycling company, since December 2006; and Viskase Companies, Inc., a meat casing company, since November 2006. Mr. Cho was previously a director of Take-Two Interactive Software Inc., a publisher of interactive entertainment products, from April 2010 to November 2013. CVR Refining GP, LLC, CVR Energy, Inc., CVR Partners LP, Icahn Enterprises, XO Holdings, Inc., American Railcar Industries, Inc., WestPoint Home LLC, PSC Metals Inc. and Viskase Companies, Inc. each are indirectly controlled by Carl C. Icahn. Mr. Icahn also had a non-controlling interest in Take-Two Interactive Software Inc. through the ownership of securities. Mr. Cho received a B.S. in Computer Science from Stanford University and an MBA from New York University, Stern School of Business.

Our board of directors has concluded that Mr. Cho should serve as a director due to his extensive experience providing strategic advice and guidance to the companies listed above and his financial expertise.

George Feldenkreis

Mr. Feldenkreis has served as a director of Federal-Mogul Holdings since February 2008. In connection with the spin-off, Mr. Feldenkreis will resign as a director of Federal-Mogul Holdings and will serve as a director or FM Motorparts. Mr. Feldenkreis founded Perry Ellis International, Inc. (“Perry Ellis”), a designer, distributor and licensor of apparel and accessories for men and women, in 1967. He has been involved in all aspects of the operations of Perry Ellis since that time and served as president and a director of Perry Ellis until February 1993, at which time he was elected chairman of the board and chief executive officer. Prior to founding Perry Ellis, he founded Carfel, Inc. (“Carfel”), a major distributor of automatic transmission parts, standard clutch parts and timing components to the aftermarket, where he served as president until its sale in 2001. He is a member of the board of directors of the Greater Miami Jewish Federation, a trustee of the Simon Wiesenthal Board, a member of the board of directors of the American Apparel and Footwear Association and is a trustee of the University of Miami.

Our board of directors has concluded that Mr. Feldenkreis should serve as a director because of his entrepreneurial vision and corporate experience gained when founding and operating companies with international operations. His tenure as the chief executive officer of Perry Ellis and automotive aftermarket experience with Carfel enables him to understand the complex business and financial issues that our Company may face and provide strategic insight to the board of directors and Company leadership.

Hunter C. Gary

Mr. Gary has served as a director of Federal-Mogul Holdings since October 2012 and will begin serving as a director of FM Motorparts in connection with the spin-off. Mr. Gary has served as Senior Vice President of Icahn Enterprises L.P. (a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, gaming, railcar, food packaging, metals, real estate and home fashion) since November 2010. Prior to that time, Mr. Gary has been employed by Icahn Associates Corporation, an affiliate of Icahn Enterprises L.P., in various roles since June 2003, most recently as the Chief Operating Officer of Icahn Sourcing

LLC (now known as Insight Portfolio Group LLC). Mr. Gary has been a director of: Herbalife Ltd., a nutrition company, since April 2014; Cadus Corporation, a company engaged in the acquisition of real estate for renovation or construction and resale, since February 2014, and as President and Chief Executive Officer of Cadus since March 2014; Viskase Companies Inc., a meat casing company, since August 2012; PSC Metals Inc., a metal recycling company, since May 2012; XO Holdings, Inc., a competitive provider of telecom services, since September 2011; Tropicana Entertainment Inc., a company that is primarily engaged in the business of owning and operating casinos and resorts, since March 2010; Tropicana Entertainment Cayman Holdings Co. Ltd. since January 2011; American Railcar Industries, Inc., a railcar manufacturing company, since January 2008; Voltari Corporation, a mobile data services provider, since October 2007; and WestPoint Home LLC, a home textiles manufacturer, since June 2007. Viskase Companies Inc., PSC Metals Inc., XO Holdings, Inc., Tropicana Entertainment Inc., American Railcar Industries, Inc. and WestPoint Home LLC each are indirectly controlled by Carl C. Icahn. Mr. Icahn also has a non-controlling interest in Cadus, Herbalife and Voltari Corporation through the ownership of securities. Additionally, Mr. Gary is married to Mr. Carl Icahn’s wife’s daughter. Mr. Gary received his B.S. with senior honors from Georgetown University as well as a certificate of executive development from Columbia Graduate School of Business.

Our board of directors has concluded that Mr. Gary should serve as a director because of his business experience with the companies listed above and his financial expertise.

J. Michael Laisure

Mr. Laisure has served as a director of Federal-Mogul Holdings since February 2008. In connection with the spin-off, Mr. Laisure will resign as a director of Federal-Mogul Holdings and will serve as a director or FM Motorparts. Since August 2007, Mr. Laisure has served as the Chief Executive Officer of Fluid Routing Solutions, Inc. (“Fluid Routing”), an automotive supplier that designs and manufactures fluid and fuel handling systems, which was formerly known as Mark IV Industries, Inc. Fluid Routing filed for bankruptcy protection under Chapter 11 in February 2009 and emerged from Chapter 11 in March 2009. Mr. Laisure served from December 2006 through July 2007 as President of Delco Remy, Inc., a manufacturer of starters, alternators and rotating electrics for the automotive, commercial vehicle and off-highway markets. Mr. Laisure has served as a director of American Railcar Industries, Inc., a company that is primarily engaged in the business of manufacturing covered hopper and tank railcars, since January 2006. Since May 2005, Mr. Laisure has been consulting as an independent contractor for the automotive and industrial manufacturing space. Prior to this, he spent 32 years in various corporate accounting, sales, engineering and operational positions with Dana Corporation (“Dana”), a publicly held corporation that designs, manufactures and supplies vehicle components and technology, and its predecessors. Mr. Laisure served as president of Dana’s automotive systems group from March 2004 to May 2005. From December 2001 to February 2004, Mr. Laisure served as president of Dana’s engine and fluid management group and, from December 1999 to November 2001, he served as president of Dana’s fluid management group. Mr. Laisure received a B.A. in Accounting from Ball State University and an M.B.A. from Miami (Ohio) University, and has completed the Harvard University Advanced Management Program.

Our board of directors has concluded that Mr. Laisure should serve as a director because of his global automotive industry experience and leadership roles in the various automotive companies noted above.

Controlled Company Status

We expect that, following the spin-off, Mr. Icahn, who is Federal-Mogul Holdings’ principal beneficial stockholder and who is anticipated to serve as the non-executive chairman of our board of directors, will control more than 50% of the voting power of our common stock. See “Security Ownership of Certain Beneficial Owners and Management” below. Consequently, FM Motorparts will be a “controlled company” under applicable NASDAQ rules. Under these rules, a “controlled company” may elect not to comply with certain NASDAQ corporate governance requirements, including requirements that: (i) a majority of the board of directors consist of independent directors; (ii) director nominees be selected or recommended for selection by a majority of the independent directors or by a nominating committee composed solely of independent directors; and (iii) compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors.

We intend to elect to take advantage of these exemptions. As a result, (i) we will not have a majority of independent directors, (ii) we will not have a nominating committee or a nominating committee charter and (iii) our Compensation Committee will not satisfy NASDAQ’s corporate governance requirements applicable to compensation committees of non-controlled companies.

Committees of the Board of Directors

We expect that, immediately following the spin-off, the standing committees of our board of directors will consist of an audit committee and a compensation committee.

Audit Committee

The duties and responsibilities of the audit committee will include the following:

•	to oversee the quality and integrity of our financial statements and our accounting and financial reporting processes;

•	to prepare the audit committee report required by the SEC in our annual proxy statements;

•	to review and discuss with management and the independent registered public accounting firm our annual and quarterly financial statements;

•	to review and discuss with management and the independent registered public accounting firm our earnings press releases;

•	to appoint, compensate and oversee our independent registered public accounting firm, and pre-approve all auditing services and non-audit services to be provided to us by our independent registered public accounting firm;

•	to review the qualifications, performance and independence of our independent registered public accounting firm; and

•	to establish procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

At the time of listing on NASDAQ, at least one member of the audit committee will be “independent,” as defined under and required by the rules and regulations of the SEC and NASDAQ, including Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we expect that at least one member will be an “audit committee financial expert” as defined under and required by the rules and regulations of the SEC and NASDAQ. A majority of the members of the committee will be “independent” within 90 days of listing on NASDAQ and all members will be independent within one year of listing on NASDAQ.

Our board of directors will adopt a written charter for the audit committee effective as of the date of our spin-off from Federal-Mogul Holdings, which will be available on our website.

Compensation Committee

The duties and responsibilities of the compensation committee will include the following:

•	to determine, or recommend for determination by our board of directors, the compensation of our chief executive officer and other executive officers;

•	to establish, review and consider employee compensation policies and procedures;

•	to review and approve, or recommend to our board of directors for approval, any employment contracts or similar arrangement between the Company and any executive officer of the Company;

•	to review and discuss with management the Company’s compensation policies and practices and management’s assessment of whether any risks arising from such policies and practices are reasonably likely to have a material adverse effect on the Company;

•	to review, monitor and make recommendations concerning incentive compensation plans, including the use of stock options and other equity-based plans; and

•	to retain or obtain the advice of any compensation consultants, legal counsel and other compensation advisors, including responsibility for the appointment, compensation and oversight of the work of those advisors.

Our board of directors will adopt a written charter for the compensation committee effective as of the date of our spin-off from Federal-Mogul Holdings, which will be available on our website. The members of the compensation committee will meet the independence requirements set forth in the applicable listing standards of the SEC and NASDAQ and the requirements set forth in the compensation committee charter.

Compensation Committee Interlocks and Insider Participation

Motorparts does not expect that any member of the Motorparts Compensation Committee, once formed, will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Motorparts board of directors or the Motorparts Compensation Committee.

Risk Considerations in Our Compensation Program

Prior to the spin-off, members of Federal-Mogul Holdings management conducted a review of Federal-Mogul Holdings’ material compensation policies and practices applicable to its employees, including its executive officers, and concluded that these policies and practices did not create risks that were reasonably likely to have a material adverse effect on Federal-Mogul Holdings. Similarly, the Motorparts Compensation Committee expects that its policies and practices will not create risks that are reasonably likely to have a material adverse effect on Motorparts.

Code of Ethics

Our board of directors will adopt a code of ethics applicable to our directors, officers and employees, including our chief executive officer, chief financial officer and other senior officers effective as of the time of our listing on NASDAQ, in accordance with applicable rules and regulations of the SEC and NASDAQ. Our code of ethics will be available on our website as of the time of our listing on NASDAQ.

Corporate Governance Guidelines

Our board of directors will adopt a set of corporate governance guidelines that sets forth our policies and procedures relating to corporate governance effective as of the date of our spin-off from Federal-Mogul Holdings. Our corporate governance guidelines will be available on our website as of the time of our listing on NASDAQ.

Policy and Procedures Governing Related Party Transactions

Following the completion of the spin-off, we expect that our board of directors will adopt policies and procedures for the review, approval or ratification of transactions with related parties. We do not currently have such a policy in place.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis presents information concerning compensation arrangements for certain of FM Motorparts’ executive officers who previously provided services to Federal-Mogul Holdings as officers of Federal-Mogul Holdings prior to the spin-off. Historical information is presented concerning the compensation of these executive officers in accordance with SEC rules. In addition, these executive officers hold equity and/or cash incentive awards that were granted by Federal-Mogul Holdings. Treatment of these awards in connection with the spin-off has not yet been determined. The compensation that FM Motorparts’ executive officers will receive that will be in place at the time of the spin-off, including any compensation in the form of equity incentives, has not yet been determined. Prior to the effectiveness of the registration statement of which this information statement forms a part, in accordance with SEC rules, FM Motorparts will disclose information concerning such compensation and the treatment of such awards.

Overview

During 2013 and 2014 (prior to the spin-off), the Federal-Mogul Holdings Compensation Committee oversaw the executive compensation programs of Federal-Mogul Holdings, including the executive compensation programs applicable to current executive officers of FM Motorparts.

Named Executive Officer

Our named executive officer for 2013 is Jérôme Rouquet—Vice President, Chief Accounting Officer and Chief Financial Officer of FM Motorparts. None of the other executive officers of FM Motorparts were previously executive officers of Federal-Mogul Holdings during or before 2013 and therefore none of them are eligible to be named executive officers for 2013.

Compensation Philosophy and Objectives

Federal-Mogul Holdings’ management and the Federal-Mogul Holdings Compensation Committee believed that an executive’s total compensation package should attract and retain key leadership to Federal-Mogul Holdings and motivate those leaders to perform in the interest of promoting Federal-Mogul Holdings’ sustainable global profitable growth in order to create value and satisfaction for its stockholders, customers and employees.

The Federal-Mogul Holdings Compensation Committee reviewed and approved the compensation of the named executive officer of FM Motorparts prior to the spin-off. This involved a review of all major compensation elements, including: base salary, annual incentive, long-term incentive and benefits beyond those normally provided to salaried employees. Federal-Mogul Holdings compensated its executive officers with these elements in order to be competitive in its industry and in the global search for management talent. Each of the major compensation elements is summarized below. The elements were intended to retain and recruit senior leadership with global business experience.

Element:	This Element Rewards:	Reason for Paying this Element:	Factors that Determine the Level of this Element:	Relationship Between Elements:
Base Salary	Experience, knowledge, leadership and level of responsibility.	Provided a fixed level of compensation to promote stability and enhance retention.	Experience, performance and internal equity with a premium for global experience.	May be adjusted to reflect global skills and market-competitive long-term incentives. Other pay elements, such as

Element:	This Element Rewards:	Reason for Paying this Element:	Factors that Determine the Level of this Element:	Relationship Between Elements:
annual incentives and automobile allowances, were set as a percentage of base salary.

Annual Incentives	Achievement of business goals of Operational EBITDA, return on working assets, strategic projects and employee safety, quality and service.	Provided financial rewards for the achievement of financial goals and other Federal-Mogul Holdings goals that were determined to be critical to the success of Federal-Mogul Holdings.	Experience, performance, job scope and internal equity.	May be adjusted to achieve a balance between annual and long-term incentives.

Long-Term Incentives	Achievement of business goals of Operational EBITDA, value cash flow, new business bookings and return on tangible assets.	Provided financial rewards for driving the long-term success of Federal-Mogul Holdings and aligned the interests of executives with those of stockholders.	Vary by job scope and internal equity.	May be adjusted to achieve a balance between annual and long-term incentives.

Other Benefits (e.g. tax preparation, automobile allowances)	Retention of senior executive leadership.	Provided competitive total compensation package that was designed to attract and retain high quality members of management.	Job scope and internal equity.	Federal-Mogul Holdings’ compensation philosophy for salaried employees was to provide consistent and competitive benefits packages for individuals with a similar job scope.

FM Motorparts has not yet established its compensation philosophy and programs.

Compensation Setting Process

In March 2012, the Federal-Mogul Holdings Board modified Federal-Mogul Holdings’ corporate structure and created two separate operating segments. The powertrain segment (the “Powertrain Segment”) focused on original equipment products for vehicle, heavy duty and industrial applications. The vehicle component solutions segment (which is now known as the “Motorparts Segment”) sold and distributed a broad portfolio of products in the global aftermarket while also servicing original equipment manufacturers with vehicle products including brake, friction, wipers and other vehicle components. In connection with the spin-off, Federal-Mogul Holdings is separating its two businesses, the Powertrain Business and the Motorparts Business, into two independent public companies.

The Chief Executive Officer for each segment was involved in the determination of salary levels for the other executive officers (including Mr. Rouquet) and the review of their compensation elements with the Federal-Mogul Holdings Compensation Committee. In 2013 and 2014, the Federal-Mogul Holdings Compensation Committee adopted a Management Incentive Plan (“MIP”) for each of calendar years 2013 and 2014. The Federal-Mogul Holdings Compensation Committee considered but did not adopt a long-term incentive plan in 2013 or 2014.

The Federal-Mogul Holdings Compensation Committee received assistance from Federal-Mogul Holdings’ corporate human resources department and has, from time to time, solicited advice from outside consultants in determining compensation amounts and standards. The consultant may perform general compensation and actuarial consulting for Federal-Mogul Holdings. The Federal-Mogul Holdings Compensation Committee had the authority to select legal, compensation, accounting or other consultants as it deemed necessary to advise it.

FM Motorparts has not yet established its compensation setting process.

Compensation Consulting

In 2013, Federal-Mogul Holdings retained Towers Watson & Co. to provide general compensation, consulting and pension (including other post-employment benefit) actuarial services. Towers Watson was paid $87,589 for general global employee compensation consulting and $376,753 for pension and post-employment benefit actuarial services and consulting in 2013.

FM Motorparts has not yet engaged a compensation consultant.

Elements of Compensation

Base Salary

Daniel Ninivaggi became Chief Executive Officer of the Motorparts Segment on February 5, 2014 and will continue to serve as the Chief Executive Officer of FM Motorparts following the spin-off. Mr. Ninivaggi’s initial annualized base salary was $2,548,000. Mr. Ninivaggi is not a named executive officer of FM Motorparts for 2013 because he was not employed by Federal-Mogul Holdings prior to February 5, 2014.

Other executive officer base salaries were set by the Federal-Mogul Holdings Compensation Committee based upon job scope and skill review. In 2013, Mr. Rouquet’s base salary was increased from $315,000 to $322,577. Effective January 1, 2014, Mr. Rouquet’s annual base salary was increased from $322,577 to $332,566.

When determining base salaries for the named executive officers, Federal-Mogul Holdings and the Federal-Mogul Holdings Compensation Committee looked to the degree of experience and talent the executive brought to Federal-Mogul Holdings. As a global original equipment and aftermarket parts manufacturer and distributor, Federal-Mogul Holdings actively recruited and sought to hire executives with significant multi-national and multi-lingual expertise.

FM Motorparts has not yet established the base salaries of its executive officers.

Annual Incentive Programs

2013 MIP

In 2013, the Federal-Mogul Holdings executive officers and approximately 1,600 salaried employees around the world participated in the 2013 MIP.

The key objective of the MIP was to incentivize management to achieve profitable growth as measured by:

•	Operational EBITDA, which was defined as earnings before interest, income taxes, depreciation and amortization, and certain items such as restructuring and impairment charges, Chapter 11-related reorganization expenses, gains or losses on the sales of businesses, the expense associated with U.S.-based funded pension plans, and other post-employment benefit curtailment gains.

•	Return on Working Assets, which was defined as fiscal year Earnings Before Interest and Taxes (EBIT) divided by monthly Average Working Assets. Average Working Assets was defined as, for any fiscal quarter, the average of (i) Working Assets as of the last day of such quarter and (ii) Working Assets as of the last day of the immediately preceding quarter. EBIT was defined as, for any fiscal quarter, FM Motorparts’ consolidated net income determined in accordance with GAAP before interest income and expense, provision for income taxes, legacy defined benefit expenses and costs relating to factoring of accounts receivables. Working Assets was defined as the following items as of the last day of such quarter (in each case determined in accordance with GAAP): (i) accounts receivable (including factored receivables, whether or not reflected on the balance sheet of FM Motorparts); plus (ii) inventory; plus (iii) property, plant and equipment; plus (iv) investments in non-consolidated subsidiaries; plus (v) goodwill and other intangible assets related to any acquisitions or investments completed on or after March 31, 2013; less (vi) accounts payable; less (vii) accrued rebates.

•	Strategic Projects, which in 2013 included various items such as online initiatives, restructuring execution, productivity improvement and inventory management.

•	Employee Safety and Quality, which was defined as: (i) achievement of world-class safety standards as measured by incident rates within our facilities; and (ii) achievement of world-class quality standards as measured by defects per million parts.

•	Service as measured by delivery performance to our customers.

2014 MIP

In 2014, the MIP was revised to remove Return on Working Assets as a goal but otherwise remained substantially similar to the 2013 MIP.

FM Motorparts Annual Incentive Program

FM Motorparts has not yet established an annual incentive program for its executive officers.

Long-Term Incentive Awards

Long-term incentive grants to our executive officers were previously made under the 2010 Stock Incentive Plan (“SIP”). The objective of the SIP was to optimize the profitability and growth of Federal-Mogul Holdings through long-term incentives that were consistent with Federal-Mogul Holdings’ objectives and that linked the interests of the SIP participants to those of Federal-Mogul Holdings’ stockholders. The SIP provided for the grant of many different types of awards and was intended to provide flexibility to Federal-Mogul Holdings to motivate, attract and retain those who made significant contributions to Federal-Mogul Holdings’ success.

Federal-Mogul Holdings did not grant any long-term incentive awards to FM Motorparts’ executive officers in 2013 and 2014.

FM Motorparts Long-Term Incentive Program

FM Motorparts has not yet established a long-term incentive compensation program for its executive officers.

Other Benefits

Mr. Rouquet participated in various U.S. and non-U.S. benefit programs provided by Federal-Mogul Holdings as described below.

Retirement Plans

Federal-Mogul Holdings maintained certain retirement benefit plans for all U.S.-based salaried employees, including a defined benefit pension plan, called the Personal Retirement Account (PRA), and a 401(k) plan. The U.S. defined benefit pension plan was frozen for all participants effective December 31, 2012.

In addition, Federal-Mogul Holdings maintained certain retirement benefit plans for all salaried employees in a particular country. Federal-Mogul Holdings provided the plans listed below to key executive officers to recruit and retain professional and executive talent and to provide income security to long-serving executives. Federal-Mogul Holdings believed these programs were reasonable and appropriate in light of competitive practices and Federal-Mogul Holdings executives’ total compensation program. Mr. Rouquet participated in the German pension plan described below, which is not a U.S. tax-qualified plan.

Retirement Plan	Eligible Participants	Plan Benefit
German pension plan	This plan covered management non-tariff employees in Germany. In accordance with his letter agreement, Mr. Rouquet participated in the German pension plan.	Contributions were calculated based on annual salary, excluding bonuses. Contributions were a percentage ranging from 0.3% to 0.5% of the base salary below the ceiling of the statutory pension contribution plus 1.2% to 1.5% of the base salary above the ceiling of the statutory pension contribution, per year of service.

Other Benefit Plans and Practices

The Federal-Mogul Holdings executive officers participated in benefits provided to other salaried employees in their resident countries such as medical, prescription drug and dental coverage, life insurance and disability insurance. Additional programs such as an automobile allowance, tax preparation allowance and added liability insurance are noted following the Summary Compensation Table.

Federal-Mogul Holdings offered a 401(k) plan for its U.S.-based employees. Effective January 1, 2013, the 401(k) plan was changed such that participants received a 100% employer match of the first 3% of the employee’s annual compensation contributed to the 401(k) plan and a 50% employer match of the next 2%, for a maximum total employer match of 4% of the employee’s annual compensation. Effective January 1, 2013, the employer match is immediately vested for the employee’s benefit. In addition, a defined contribution component was added to the 401(k) under which a contribution is made by Federal-Mogul Holdings that varies by age from 0.5% to 4.5% of an employee’s annual income.

FM Motorparts Other Benefits

FM Motorparts has not yet established its retirement plans and other benefit programs for its executive officers. Following the spin-off, FM Motorparts intends to offer comparable benefit programs to those described above, subject to FM Motorparts’ ability to modify such programs in its discretion.

Employment Agreements/Termination/Change in Control Benefits

As described in detail and quantified in the “Potential Payments Upon Termination or Change in Control” section and accompanying narrative, the executive officers (including Mr. Rouquet) were eligible to receive certain benefits upon qualifying terminations from Federal-Mogul Holdings.

Jérôme Rouquet

On August 18, 2010, Federal-Mogul Holdings entered into a letter agreement with Mr. Rouquet. The letter agreement provided for an annual base salary of $255,000, which has since been increased to $332,566. The term of the letter agreement was to continue until terminated in accordance with its terms. If Mr. Rouquet’s employment was involuntarily terminated by Federal-Mogul Holdings, Mr. Rouquet would have become entitled to severance equal to 12 months of his base salary.

Employment Agreement of Mr. Ninivaggi

On February 5, 2014, Federal-Mogul Holdings entered into an employment agreement with Mr. Ninivaggi for him to serve as the Chief Executive Officer of the Motorparts Segment. The employment agreement provided for cash compensation at the rate of $98,000 payable every two weeks. The term of the employment agreement was to continue until terminated in accordance with its terms. If Mr. Ninivaggi’s employment was terminated by Federal-Mogul Holdings without “cause” (as defined below) with less than 90 days’ prior notice, Federal-Mogul Holdings would have continued to pay Mr. Ninivaggi cash compensation at the rate of $98,000 per two week period from the date such notice is given through the 90th day following such date. Mr. Ninivaggi had also agreed to a non-solicitation provision during the term of his employment and for one year thereafter and a non-competition provision that applies under limited circumstances for a period of 180 days from the last day of his employment.

Under Mr. Ninivaggi’s employment agreement, “cause” means:

•	conviction of any felony or the commencement of a criminal proceeding against Mr. Ninivaggi alleging fraud or violation of the federal securities laws;

•	willful failure to follow the lawful directions given by Federal-Mogul Holdings to Mr. Ninivaggi or the written policies or procedures adopted by Federal-Mogul Holdings from time to time that are made available to Mr. Ninivaggi;

•	failure to come to work on a full-time basis, other than on holidays, vacation days, sick days, or other days off under Federal-Mogul Holdings’ business policies;

•	impairment due to alcoholism, drug addiction or similar matters; or

•	a material breach of the employment agreement.

FM Motorparts Employment, Termination and Change in Control Agreements

FM Motorparts has not yet established any new employment agreements, severance agreements or change in control agreements for its executive officers. Following the spin-off, FM Motorparts intends to assume and continue the agreements for Messrs. Ninivaggi and Rouquet as described above, but FM Motorparts does not at this time intend to adopt additional severance or change in control plans.

2013 Advisory Vote on Executive Compensation

Federal-Mogul Holdings reviewed the results of the advisory “say-on-pay” vote, which was held in connection with Federal-Mogul Holdings’ 2013 annual meeting of stockholders. In determining executive compensation thereafter, the Federal-Mogul Holdings Compensation Committee considered the stockholder support that the “say-on-pay” proposal received at the Federal-Mogul Holdings 2013 annual meeting of stockholders. Because a substantial majority (over 93%) of Federal-Mogul Holdings’ stockholders approved Federal-Mogul Holdings’ compensation program as described in its 2013 proxy statement, Federal-Mogul Holdings believed its programs were effectively designed and continued to be aligned with the interests of Federal-Mogul Holdings’ stockholders and, therefore, Federal-Mogul Holdings did not implement any changes to Federal-Mogul Holdings’ executive compensation program as a direct result of the stockholders’ advisory vote.

Policy Regarding Section 162(m) Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended (“Section 162(m)”), generally limits the tax deductibility of annual compensation paid to senior executives to $1,000,000. However, performance-based compensation can be excluded from the limit so long as it meets certain requirements. Though tax deductibility was one of many factors that was considered by the Federal-Mogul Holdings Compensation Committee when determining executive compensation, Federal-Mogul Holdings’ incentive awards have not been specifically designed to qualify under Section 162(m). The Federal-Mogul Holdings Compensation Committee retained the discretion to award compensation that exceeded or did not qualify for the Section 162(m) deductibility limit.

FM Motorparts has not yet established a policy regarding the consideration of tax deductibility in structuring its executive compensation programs. Following the spin-off, FM Motorparts intends to structure its executive compensation programs in a manner designed to qualify under Code Section 162(m). However, FM Motorparts will retain the discretion to award compensation that exceeds or does not qualify for the Section 162(m) deductibility limit.

Clawback

In accordance with the SIP, the Federal-Mogul Holdings Compensation Committee reserved the right, in its sole discretion, to cancel or rescind any award under the SIP, or portion thereof, in certain situations, including, but not limited to, a determination by the Federal-Mogul Holdings Compensation Committee that the participant has committed a Breach of Conduct or a Restatement Event (as both terms are defined in the SIP).

FM Motorparts has not yet established a compensation recoupment policy. Following the spin-off, FM Motorparts intends to adopt a compensation recoupment policy.

Summary Compensation Table

The following table lists the major compensation items for Mr. Rouquet, the only named executive officer of FM Motorparts for 2013. In accordance with SEC rules, 2011 and 2012 compensation is not presented for Mr. Rouquet because he was not a named executive officer in these years. The historical compensation information presented in the tables and related narrative disclosures below reflects compensation provided by Federal-Mogul Holdings to Mr. Rouquet, an FM Motorparts named executive officer, prior to the spin-off and, because FM Motorparts has not yet established its executive compensation plans and programs, the compensation information may not be an accurate representation of the compensation that will be provided by FM Motorparts to Mr. Rouquet and its other executive officers following the spin-off.

(a)	(b)	(c)	(d)	(f)	(g)	(h)	(i)	(j)
NAME AND PRINCIPAL POSITION	Year	Salary ($)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation(1) ($)	Change in Pension Value and Nonqualified- Deferred Compensation Earnings(2) ($)	All Other Compensation(3) ($)	Total ($)
Jérôme Rouquet	2013	322,577	—	—	142,067	—	53,111	517,755
Senior Vice President, Chief Accounting Officer and Former Interim Chief Financial Officer

(1)	For 2013, Column (g) reflects amounts paid pursuant to the 2013 MIP.
(2)	No amount is reported in Column (h). Because of higher discount rates in 2013 compared to 2012, the pension value at the end of 2013 was lower than the value at the end of 2012. A negative value is not shown.

(3)	The amount in column (i) reflects relocation expenses of $10,690; an automobile allowance of $12,903; contributions to the age-based portion of the defined contribution pension plan of $10,200; 401(k) plan employer match of $7,650; $602 of umbrella liability coverage; and tax reimbursement payments of $9,966.

Grants of Plan-Based Awards

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards
(a) Name	Type of Award	(b) Grant Date	(f) Threshold ($)	(g) Target ($)	(h) Maximum ($)
Jérôme Rouquet	Annual Incentive Awards	January 1, 2013	$80,720	$161,440	$282,520

The 2013 MIP was based upon a performance period of January 1 to December 31, 2013 and is described below. The amounts set forth in the Estimated Possible Payouts Under Non-Equity Incentive Plan Awards above reflect the potential payouts under the 2013 MIP.

Objective	Motorparts Operational EBITDA	Motorparts EBIT—Return on Working Assets	Strategic Projects	Employee Safety, Quality and Service	Total
Weighting of Objectives	30%	30%	30%	10%	100%
Achieved in 2013	97%	112%	105%	109%	N/A
Weighted Payout of Objective for 2013	26%	35%	25%	12%	98%

Following extensive discussions among members of the Federal-Mogul Holdings Compensation Committee and management, the Federal-Mogul Holdings Compensation Committee elected to reduce the payout level to 96%. The Federal-Mogul Holdings Compensation Committee further elected to defer a portion of the payout for FM Motorparts MIP participants until the fourth quarter of 2014, resulting in an actual payout to Mr. Rouquet of 88% of target. This deferred portion was intended to motivate FM Motorparts MIP participants to increase efforts to achieve the 2014 strategic goals.

Named Executive Officer	2013 MIP Payout	2013 Payout as Percent of Target
Jérôme Rouquet	$142,067	88%

The following table sets forth information concerning outstanding equity awards held by Mr. Rouquet.

2013 Outstanding Equity Awards at Fiscal Year End

OPTION AWARDS
Name	Grant Date	Number of Securities Underlying Unexercised Options/SARs Exercisable (#)	Number of Securities Underlying Unexercised Options/SARs Unexercisable(1) (#)	Option/SAR Exercise Price ($)		Option/SAR Expiration Date
Jérôme Rouquet	2/27/2012 2/22/2011	0 3,758	2,650 1,253	$ $	17.64 21.03	2/27/2017 2/22/2016

(1)	The SARs granted in 2011 are fully vested. The SARs granted in 2012 were scheduled to vest in four equal installments. The first, second and third installments vested on February 27, 2012, February 27, 2013 and February 27, 2014, respectively, and the remaining installment was scheduled to vest on February 27, 2015.

Option Exercises and Stock Vested

Name (a)	Number of SARs Exercised (b)	Value Realized on Exercise (c)
Jérôme Rouquet	3,926	$13,057

Pension Benefits

The following table outlines the pension program in which Mr. Rouquet participated.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefits ($)(1)	Payments During Last Fiscal Year ($)
Jérôme Rouquet	German Pension Plan	12	$619,755	—

(1)	The present value of Mr. Rouquet’s accumulated benefits was determined using the discount rate, mortality assumptions, interest crediting rate and December 31, 2013 measurement date used by Federal-Mogul Holdings for financial reporting purposes described in Note 13 to the consolidated financial statements set forth in Federal-Mogul Holdings’ annual report on Form 10-K for the year ended December 31, 2013. The benefit was assumed to be payable at normal retirement age or such earlier age at which the executive could commence an unreduced retirement benefit. The pension benefit for Mr. Rouquet is denominated in Euros. The present value of this accumulated benefit reflects a Euro-U.S. Dollar exchange rate of 1.37431, which was the rate in effect as of December 31, 2013.

Potential Payments Upon Termination or Change in Control

Employment Agreement of Mr. Rouquet

On August 18, 2010, Federal-Mogul Holdings entered into a letter agreement with Mr. Rouquet. If Mr. Rouquet’s employment was involuntarily terminated by Federal-Mogul Holdings, Mr. Rouquet would have become entitled to severance equal to 12 months of his base salary.

Other Change in Control Arrangements

As of December 31, 2013, Mr. Rouquet was not entitled to receive any payments or benefits immediately upon a change in control.

The following table summarizes the value of potential payments and benefits due to Mr. Rouquet under various termination circumstances, assuming a termination date of December 31, 2013.

Name	Value if Involuntarily Terminated Without Cause	Value if Terminated Due to Death or Disability	Value if Involuntarily Terminated following a Change in Control
Jérôme Rouquet	$322,880	—	$322,880

Director Compensation

Current directors of FM Motorparts are not receiving compensation for their services to FM Motorparts. Following the completion of the spin-off, independent directors of FM Motorparts are expected to be compensated with an annual retainer of $35,000, plus $1,500 for each FM Motorparts board of directors meeting attended and $1,000 for each committee meeting attended. In addition, the Chairperson of the FM Motorparts Audit Committee is expected to be paid an additional $20,000 per year. Directors also will be reimbursed for their expenses incurred to attend meetings. FM Motorparts does not expect to separately compensate any non-independent directors with respect to their service on the FM Motorparts board of directors, other than with respect to reimbursement of expenses.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Our Relationship with Federal-Mogul Holdings Following the Spin-Off

Following the spin-off, FM Motorparts and Federal-Mogul Holdings will operate separately, each as an independent public company. Prior to the spin-off, we intend to enter into certain agreements with Federal-Mogul Holdings that will effect the spin-off, provide a framework for our relationship with Federal-Mogul Holdings after the spin-off and provide for the allocation between us and Federal-Mogul Holdings of Federal-Mogul Holdings’ assets, employees, intellectual property, liabilities and obligations (including its investments, property and tax-related assets and liabilities) attributable to periods prior to, at and after the spin-off. The following is a summary of the terms of the material agreements that we intend to enter into with Federal-Mogul Holdings prior to the spin-off. When used in this section, “distribution date” refers to the date on which Federal-Mogul Holdings distributes the FM Motorparts Common Stock to the holders of Federal-Mogul Holdings common stock.

The agreements described below that are material are filed as exhibits to the registration statement of which this information statement forms a part, and the summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. The agreements described below that will be in effect following the spin-off have not yet been executed; changes to these agreements, some of which may be material, may be made prior to our entry into such agreements prior to or concurrent with the spin-off. Prior to the effectiveness of the registration statement of which this information statement forms a part, we will disclose any material changes to these agreements via an amendment to the registration statement.

The Separation and Distribution Agreement

In connection with the spin-off, we intend to enter into a separation and distribution agreement with Federal-Mogul Holdings which will set forth, among other things, our agreements with Federal-Mogul Holdings regarding the principal transactions necessary to separate FM Motorparts from Federal-Mogul Holdings. It will also set forth other agreements that govern certain aspects of our relationship with Federal-Mogul Holdings after the spin-off.

The separation and distribution agreement will, among other things, set forth the distribution mechanics and the conditions thereto, identify the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of FM Motorparts and Federal-Mogul Holdings in connection with the spin-off, provide for when and how these transfers, assumptions and assignments will occur, address the treatment of outstanding accounts between FM Motorparts and Federal-Mogul Holdings, contain releases and provide a dispute resolution mechanism for disputes that may arise in the future under the separation and distribution agreement or other agreements entered into between Federal-Mogul Holdings and FM Motorparts in connection with the distribution. Generally, assets and liabilities attributable to the Motorparts Business will be retained by or assigned to FM Motorparts and assets and liabilities not attributable to the Motorparts Business will be retained by or assigned to Federal-Mogul Holdings or one of its subsidiaries. Each party will indemnify the other for all liabilities (including third-party claims) actually incurred or suffered by the other relating to their respective assumed liabilities (and related guarantees, indemnification or contribution obligations), including indemnification of Federal-Mogul Holdings by FM Motorparts with respect to any losses arising out of the F-M Products Action, breaches of the separation and distribution agreement and certain ancillary agreements and untrue statements or omissions of material facts relating to its respective disclosures relating to the spin-off.

Except as expressly set forth in the separation and distribution agreement or any ancillary agreement, neither FM Motorparts nor Federal-Mogul Holdings will make any representation or warranty as to the assets or liabilities transferred or assumed in connection with the spin-off, as to any approvals or notifications required in connection with the transfers or assumptions, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either FM Motorparts or Federal-Mogul Holdings, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset to be transferred in connection with the spin-off. All assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests, or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the spin-off is presented based on the allocation of such assets and liabilities pursuant to the separation and distribution agreement, unless the context otherwise requires. The separation and distribution agreement provides that, in the event that the transfer, assignment or novation of certain assets and liabilities to FM Motorparts or Federal-Mogul Holdings, as applicable, does not occur prior to the spin-off, then until such assets or liabilities are able to be transferred, assigned or novated, Federal-Mogul Holdings or FM Motorparts, as applicable, will hold such assets on behalf of and for the benefit of the other party and will pay, perform, and discharge such liabilities, for which the other party will reimburse Federal-Mogul Holdings or FM Motorparts, as applicable, for all payments made in connection with the performance and discharge of such liabilities.

The separation and distribution agreement will provide that it may be terminated and the spin-off may be modified or abandoned at any time prior to the distribution date in the sole discretion of Federal-Mogul Holdings without the approval of any person, including FM Motorparts or Federal-Mogul Holdings’ stockholders. Any such termination would not give rise to any additional liability on either party. Information in this information statement with respect to the assets and liabilities of FM Motorparts and Federal-Mogul Holdings following the spin-off is presented based on the allocation of such assets and liabilities pursuant to the separation and distribution agreement and the related ancillary agreements, unless the context otherwise requires.

Transition Services Agreement

Federal-Mogul Holdings and FM Motorparts will enter into a transition services agreement covering a period of 12 months pursuant to which each will agree to provide to the other the services being provided between the Powertrain Business and the Motorparts Business as of the date of the spin-off.

FM Motorparts will pay to Federal-Mogul Holdings certain fees (approximately $         million per year for fixed fees, plus certain additional fees for services as requested and as used) and expenses for the services as described more fully in the transition services agreement. The services generally will commence on the distribution date and will terminate up to 24 months following the distribution date. FM Motorparts may, subject to certain conditions, reduce or terminate an individual service upon 30 days’ prior written notice to Federal-Mogul Holdings, subject to reimbursing Federal-Mogul Holdings for any vendor charges or rate increases resulting from such termination. Federal-Mogul Holdings may, if unable to replace a vendor that is unwilling or unable to continue providing a service to FM Motorparts on Federal-Mogul Holdings’ behalf, terminate an individual service upon 90 days’ prior written notice to FM Motorparts. The parties may also terminate the transition services agreement for a material breach that is not cured by the other party within 30 days after receipt of written notice of the breach, or in the case of Federal-Mogul Holdings, if FM Motorparts breaches the other ancillary agreements other than the co-location and services agreement. Upon termination of the agreement, FM Motorparts will return to Federal-Mogul Holdings all of Federal-Mogul Holdings’ equipment or property and pay all outstanding fees and expenses incurred.

FM Motorparts and Federal-Mogul Holdings will each indemnify the other party from liabilities for third party claims arising from the transition services agreement, including FM Motorparts’ use of the shared contracts, except to the extent that the claims are found to have resulted from the indemnified party’s willful misconduct, gross negligence or breach of the agreement.

Subject to certain exceptions, Federal-Mogul Holdings’ total liability under the transition services agreement will generally be limited to the fees received by Federal-Mogul Holdings under the agreement during the six months prior to the date the claim arose. The transition services agreement also provides that neither Federal-Mogul Holdings nor FM Motorparts will be liable to the other for any special, indirect, incidental or consequential damages.

Employee Matters Agreement

FM Motorparts and Federal-Mogul Holdings will enter into an Employee Matters Agreement, which will address certain employee compensation, benefit and labor-related matters. In general, FM Motorparts will be responsible for all employment related obligations and liabilities arising after the closing of the spin-off and relating to current and former employees of FM Motorparts and the Motorparts Business of Federal-Mogul Holdings, including their dependents and beneficiaries. Federal-Mogul Holdings will be responsible for all employment-related obligations and liabilities relating to current and former employees in the Powertrain Business, including their dependents and beneficiaries. Federal-Mogul Holdings will continue to maintain the pension plan of which current and former employees of FM Motorparts are beneficiaries after the closing of the spin-off and Federal-Mogul Holdings will retain all liabilities under this pension plan. Except as otherwise provided in the Employee Matters Agreement, FM Motorparts employees will otherwise generally cease to participate in any other Federal-Mogul Holdings benefit plans as of the closing date of the spin-off.

Other Agreements

FM Motorparts and Federal-Mogul Holdings will enter into other agreements addressing certain aspects of the spin-off, including:

Sublease Agreement

Our world headquarters is located in Southfield, Michigan in the building housing the world headquarters for Federal-Mogul Holdings. Following the spin-off we will formally sublease this space from Federal-Mogul Holdings under a sublease that will run through at least 2018, with rent and additional charges including utilities, janitorial and cafeteria services to be allocated based on relative number of employees based at the facility, with an adjustment mechanism to address headcount changes. FM Motorparts and Federal-Mogul Holdings will also each have the right to consent to any transfers, assignments or additional subleases by the other or to any material alternations of the building, any such consent not to be unreasonably withheld. FM Motorparts will have the option to purchase dedicated personal property located at the headquarters upon termination of the sublease. The sublease will provide for a management escalation process to address any disputes arising under the sublease. The total rent (assuming no renewals) to be paid pursuant to the Sublease Agreement will be approximately $         in 2015, $         in 2016, $         in 2017 and $         in 2018.

Intellectual Property Matters Agreement

We expect to enter into an intellectual property matters agreement with Federal-Mogul Holdings in connection with the spin-off. The intellectual property matters agreement will govern our relationship with Federal-Mogul Holdings with respect to patents, trademarks and other intellectual property. Pursuant to the intellectual property matters agreement, Federal-Mogul Holdings will permit us to use certain trademarks in connection with our corporate name for an agreed transition period, and each party will grant the other party the right to use certain trademarks in connection with specified products and services of their respective businesses. In addition, each party will grant the other party and its subsidiaries certain rights to use, in the operation of their respective businesses, certain other intellectual property currently owned or licensed by such party or its subsidiaries.

Supply Agreements

In connection with the spin-off, FM Motorparts will enter into a series of supply agreements with Federal-Mogul Holdings, each with substantially identical terms, pursuant to which Federal-Mogul Holdings will supply

FM Motorparts with bearings, pistons, piston rings, ignition products, sealing products and gaskets, and cylinder liners. Pursuant to the supply agreements, FM Motorparts will agree to purchase the majority of its requirements of the applicable parts exclusively from Federal-Mogul Holdings, subject to certain agreed exceptions or except in the case of a material default by Federal-Mogul Holdings that is not cured after an agreed upon management escalation process. Each supply agreement will have a term of three years, and the initial market-based pricing for the applicable parts will remain in effect without adjustment for the entire term of the agreement. Federal-Mogul Holdings also will provide technical and engineering support to FM Motorparts.

Subject to certain exceptions for products being sold into the companies’ respective markets as of the date of the spin-off and other specified exceptions, for a period of three years following the spin-off, Federal-Mogul Holdings will agree not to sell any products into the global aftermarket, and FM Motorparts will agree not to sell any products to OE customers.

Corporate Jet Agreement

In connection with the spin-off, FM Motorparts will enter into a Corporate Jet Agreement with Federal-Mogul Holdings. Pursuant to the Corporate Jet Agreement, FM Motorparts will have the right to use Federal-Mogul Holdings’ corporate jet for a period of three years from the date of the spin-off.

Amended and Restated Tax Allocation Agreement

In connection with the spin-off, FM Motorparts will enter into an Amended and Restated Tax Allocation Agreement (the “Tax Allocation Agreement”) with Federal-Mogul Holdings and American Entertainment Properties Corp. (“AEP”), the common parent of an affiliated group filing consolidated returns. Pursuant to the Tax Allocation Agreement, AEP and the Company will agree to the allocation of certain income tax items. The Company will join AEP in the filing of AEP’s federal consolidated return and certain state consolidated returns. In those jurisdictions where the Company is filing consolidated returns with AEP, the Company will pay to AEP any tax it would have owed had it continued to file separately. To the extent that the AEP consolidated group is able to reduce its tax liability as a result of including the Company in its consolidated group, AEP will pay the Company an amount equal to 20% of such reduction and the Company will carryforward for its own use under the Tax Allocation Agreement 80% of the items that caused the tax reduction (the “Excess Tax Benefits”). While a member of the AEP affiliated group the Company will reduce the amounts it otherwise would owe AEP by the Excess Tax Benefits. Moreover, if the Company should ever become deconsolidated from AEP, in certain circumstances, AEP will reimburse the Company for any tax liability in post-consolidation years the Company would not have paid had it actually had the Excess Tax Benefits for its own use. The cumulative payments to the Company by AEP post-consolidation cannot exceed the cumulative reductions in tax to the AEP group resulting from its use of the Excess Tax Benefits. Separate return methodology will be used in determining income taxes.

Tax Separation Agreement

FM Motorparts and Federal-Mogul Holdings will enter into a tax separation agreement prior to the spin-off, which will generally govern Federal-Mogul Holdings’ and FM Motorparts’ respective rights, responsibilities and obligations after the spin-off with respect to certain liabilities for taxes (other than liabilities for taxes that are governed by the Tax Allocation Agreement). In addition to the allocation of tax liabilities, the tax separation agreement will address the preparation and filing of tax returns for such taxes and disputes with taxing authorities regarding such taxes. Generally, with respect to tax returns that include members of both the FM Motorparts group and the Distributing group (“combined returns”), Federal-Mogul Holdings will be liable for all taxes reflected on such returns attributable to the Distributing group and all taxes reflected on such returns attributable to the FM Motorparts group to the extent attributable to the pre-distribution period. FM Motorparts will generally be responsible for taxes in respect of tax returns that include only members of the FM Motorparts group (whether relating to distribution or post-distribution periods) and all taxes reflected on a combined return for the post-distribution periods to the extent attributable to the FM Motorparts group . Under the tax separation agreement, there will be restrictions on the ability of the parties to take actions that could cause the spin-off to fail to qualify for tax-free treatment under the Code. These restrictions may prevent each party from entering into transactions which might be advantageous to the parties or their stockholders.

Insight Portfolio Group LLC

Insight Portfolio Group LLC (“Insight Portfolio Group”) is an entity formed by Mr. Icahn in order to maximize the potential buying power of a group of entities with which Mr. Icahn has a relationship in negotiating with a wide range of suppliers of goods, services and tangible and intangible property at negotiated rates. Federal-Mogul Holdings has been a member of the buying group since 2012 and FM Motorparts, as a subsidiary of Federal-Mogul Holdings, has benefited from participation in the buying group since that time. In connection with the spin-off, FM Motorparts will acquire a minority equity interest in Insight Portfolio Group and will agree to pay a portion of Insight Portfolio Group’s operating expenses. In addition to the minority equity interests held by Federal-Mogul Holdings and that will be held by FM Motorparts, certain subsidiaries of Icahn Enterprises Holdings, including CVR Energy Inc., Tropicana Entertainment Inc., American Railcar Industries, Inc., Viskase Companies, Inc., PSC Metals, Inc. and WestPoint Home LLC, also have minority equity interests in Insight Portfolio Group and pay a portion of Insight Portfolio Group’s operating expenses. A number of other entities with which Mr. Icahn has a relationship also have acquired equity interests in Insight Portfolio Group and also pay certain operating expenses of Insight Portfolio Group. To date, FM Motorparts has not made any payments to Insight Portfolio Group.

Affiliate Pension Obligations

Following the spin-off, Mr. Carl C. Icahn will control approximately     % of the voting power of the Company. As a result of the more than 80% ownership interest in the Company by Mr. Icahn’s affiliates, the Company is subject to the pension liabilities of all entities in which Mr. Icahn has a direct or indirect ownership interest of at least 80%. One such entity, ACF Industries LLC (“ACF”), is the sponsor of several pension plans. All of the minimum funding requirements of the Code and the Employee Retirement Income Security Act of 1974 for these plans have been met as of September 30, 2014. If the ACF plans were voluntarily terminated, they would be underfunded by approximately $73 million as of September 30, 2014, based on the most recent information provided by the plans’ actuaries. These liabilities could increase or decrease, depending on a number of factors, including future changes in benefits, investment returns and the assumptions used to calculate the liability. As a member of the controlled group, the Company would be liable for any failure of ACF to make ongoing pension contributions or to pay the unfunded liabilities upon a termination of the pension plans of ACF. In addition, other entities now or in the future within the controlled group in which the Company is included may have pension plan obligations that are, or may become, underfunded and the Company would be liable for any failure of such entities to make ongoing pension contributions or to pay the unfunded liabilities upon termination of such plans. Further, the failure to pay these pension obligations when due may result in the creation of liens in favor of the pension plan or the PBGC against the assets of each member of the controlled group.

The current underfunded status of the pension plans of ACF requires it to notify the PBGC of certain “reportable events,” such as if the Company ceases to be a member of the ACF controlled group, or the Company makes certain extraordinary dividends or stock redemptions. The obligation to report could cause the Company to seek to delay or reconsider the occurrence of such reportable events.

In addition, following the spin-off, the Company will be subject to the pension liabilities of Federal-Mogul Holdings as a member of the controlled group. If the Federal-Mogul Holdings plan was voluntarily terminated, it would be underfunded by approximately $275 million as of December 31, 2013, based on the most recent information provided by the plan’s actuaries.

Icahn Enterprises Holdings L.P. and IEH FM Holdings LLC have undertaken to indemnify FM Motorparts for any and all liability imposed upon the Company pursuant to the Employee Retirement Income Security Act of 1974, as amended, or any regulation thereunder (“ERISA”) resulting from the Company being considered a member of a controlled group within the meaning of ERISA § 4001(a)(14) of which AEP is a member, except with respect to liability in respect to any employee benefit plan, as defined by ERISA § 3(3), maintained by the Company. Icahn Enterprises Holdings L.P. and IEH FM Holdings LLC are not required to maintain any specific net worth and there can be no guarantee Icahn Enterprises Holdings L.P. and IEH FM Holdings LLC will be able to fund their indemnification obligations to the Company.

Registration Rights

We expect to grant registration rights to IEH with respect to the shares of FM Motorparts Common Stock that it will receive in connection with the spin-off that will be substantially identical to the registration rights IEH has with respect to its shares of Federal-Mogul Holdings common stock. See “Description of FM Motorparts Capital Stock—Registration Rights.”

Certain Relationships and Potential Conflicts of Interest

Following the spin-off, there will be an overlap between the boards of directors of the Company and Federal-Mogul Holdings. We also expect to name additional directors for the Company prior to and/or following the spin-off. These directors may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. For example, there will be the potential for a conflict of interest when we and Federal-Mogul Holdings consider certain acquisitions and other corporate opportunities that may be suitable for us and either or both of them. Also, conflicts may arise if there are issues or disputes under the commercial arrangements that will exist between Federal-Mogul Holdings and us. See “Description of FM Motorparts Capital Stock—Certain Corporate Opportunities and Conflicts.” In addition, after the spin-off, certain of our officers and directors may continue to own Federal-Mogul Holdings stock. These ownership interests could create actual, apparent or potential conflicts of interest when these individuals are faced with decisions that could have different implications for the Company and Federal-Mogul Holdings. See “—FM Motorparts Integrity Program” below for a discussion of certain procedures we will institute to help mitigate any such potential conflicts that may arise.

The Company’s amended and restated certificate of incorporation will provide that the Company may have overlapping directors with Federal-Mogul Holdings and its subsidiaries and successors and that the Company may engage in material business transactions with such entities. The Company will renounce its rights to certain business opportunities and the Company’s amended and restated certificate of incorporation will provide that in certain circumstances our directors and officers will not have liability to the Company or its stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Federal-Mogul Holdings or any of its subsidiaries instead of the Company, or does not refer or communicate information regarding such corporate opportunity to the Company. These provisions in our amended and restated certificate of incorporation will also expressly validate certain contracts, agreements, arrangements and transactions (and amendments, modifications or terminations thereof) between the Company and Federal-Mogul Holdings and/or any of their respective subsidiaries and will provide that, to the fullest extent permitted by law, the actions of the overlapping directors and officers in connection therewith are not breaches of fiduciary duties owed to the Company or its stockholders. See “Description of FM Motorparts Capital Stock—Certain Corporate Opportunities and Conflicts.” A form of our amended and restated certificate of incorporation is included as an exhibit to the registration statement of which this information statement forms a part, and the foregoing description of our amended and restated certificate of incorporation is qualified in its entirety by reference to the amended and restated certificate of incorporation as so filed.

FM Motorparts Integrity Program

Although the Company does not currently have a formalized policy specifically regarding the review, approval or ratification of transactions with related persons in excess of $120,000 as defined under Item 404(a) of Regulation S-K, the Federal-Mogul FM Motorparts Corporation Integrity Program (available at                     ) prohibits our directors, officers, employees and associates from participating in transactions involving conflicts of interest and requires disclosure of any potential conflicts of interest, as well as approval of the acceptance of any position as an officer or director of outside business concerns. In addition, each director is required to disclose to the board of directors any financial interest or personal interest that he or she has in any contract or transaction that is being considered by the board of directors for approval. If a director has a personal interest in a matter before the board of directors, the director must disclose the interest to the board of directors, excuse himself or herself from participation in the discussion and not vote on the matter.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the spin-off, 100% of the FM Motorparts Common Stock was owned by Federal-Mogul Holdings.

The following table sets forth the expected beneficial ownership of the FM Motorparts Common Stock as it would be after the completion of the spin-off, calculated as of             , 2015, by:

•	each person whom we know beneficially owns more than 5% of Federal-Mogul Holdings common stock;

•	each of our expected directors following the completion of the spin-off;

•	each of our named executive officers; and

•	all of our expected directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. As indicated below, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable within 60 days of the determination date are deemed outstanding. However, these shares are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated, and subject to applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares shown as beneficially owned by them.

Name and address(1)	Beneficial Ownership(2)		Percent of Class
IEH FM Holdings, LLC		(3)		%
Sung Hwan Cho	—		—
George Feldenkreis				%
Gabelli Funds, LLC		(4)		%
Hunter C. Gary	—		—
Carl C. Icahn		(5)		%
Paul Jefferson				%
J. Michael Laisure	—		—
Daniel A. Ninivaggi	—		—
Jérôme Rouquet	—		—
All directors and officers as a group, 17 persons				%

*	Represents less than 1% of the outstanding common stock

(1)	Unless otherwise set forth in the following footnotes to the table, the address of each beneficial owner is c/o Federal-Mogul Motorparts Corporation, 27300 W. 11 Mile Road, Southfield, Michigan 48034.
(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes options and warrants that are exercisable within 60 days of , 2015. Percentages for each beneficial owner are based on shares outstanding as of the close of business on , 2015. Shares issuable upon exercise of outstanding options and warrants are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, each stockholder named in the table has sole voting and dispositive power with respect to the shares set forth opposite such stockholder’s name.
(3)

Based solely upon information contained in a Schedule 13D/A No. 8 filed with the SEC on July 11, 2013, IEH FM Holdings, LLC, of which Icahn Enterprises Holdings L.P. is the sole member, has sole voting and dispositive power with respect to 121,111,976 shares of common stock. Icahn Enterprises G.P. Inc. is the general partner of Icahn Enterprises Holdings L.P. and Beckton Corp., which is 100% owned by Mr. Icahn, who is the sole stockholder of Icahn Enterprises G.P. Inc. The address for IEH FM Holdings, LLC is White Plains Plaza, 445 Hamilton Avenue—Suite 1210, White Plains, New York 10601.

(4)	Based solely upon information contained in a Schedule 13D filed with the SEC on July 22, 2013, (i) Gabelli Funds, LLC has sole voting and dispositive power with respect to 1,225,523 shares of common stock, (ii) GAMCO Asset Management Inc. has sole voting power with respect to 5,482,946 shares of common stock and sole dispositive power with respect to 5,919,536 shares of common stock, (iii) Teton Advisors has sole voting and dispositive power with respect to 222,621 shares of common stock, (iv) Gabelli Securities Inc. has solve voting and dispositive power with respect to 103,900 shares of common stock, (v) MJG Associates, Inc. has sole voting and dispositive power with respect to 4,000 shares of common stock and (vi) Mario Gabelli has sole voting and dispositive power with respect to 46,133 shares of common stock. The shares reported by these individuals includes an aggregate of 29,298 shares that would be receivable upon the exercise of warrants of the Company held by such individuals. The address for these individuals is One Corporate Center, Rye, New York 10580.
(5)	Mr. Icahn may be deemed to be the indirect beneficial owner of 121,111,976 shares of common stock owned by IEH FM Holdings, LLC. See footnote (3) above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences to Federal-Mogul Holdings and to the holders of Federal-Mogul Holdings common stock in connection with the spin-off. This summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this information statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Federal-Mogul Holdings common stock that are U.S. Holders, as defined immediately below. A “U.S. Holder” is a beneficial owner of Federal-Mogul Holdings common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) it has a valid election in place under applicable Treasury Regulations to be treated as a United States person.

This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	grantor trusts;

•	banks, financial institutions or insurance companies;

•	persons who acquired Federal-Mogul Holdings’ common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Federal-Mogul Holdings’ common stock;

•	holders owning Federal-Mogul Holdings’ common stock as part of a position in a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	holders who are subject to the alternative minimum tax; or

•	a person that owns Federal-Mogul Holdings’ common stock through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to Federal-Mogul Holdings’ stockholders who do not hold Federal-Mogul Holdings’ common stock as a capital asset within the meaning of section 1221 of the Code. Moreover, this summary does not address any state, local or non-U.S. tax consequences or any estate, gift or other non-income tax consequences. Each stockholder’s individual circumstances may affect the tax consequences of the spin-off.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Federal-Mogul Holdings’ common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE SPIN-OFF. THIS SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR INVESTOR.

In connection with the spin-off, Federal-Mogul Holdings expects to receive an opinion from the law firm of Winston & Strawn LLP that, among other things, the spin-off will meet the requirements necessary for the spin-off to receive tax-free treatment under the applicable provisions of the Code. The opinion will be based on, among other things, current tax law and assumptions and representations made by us and Federal-Mogul Holdings, which if incorrect, would jeopardize the conclusions reached by Winston & Strawn LLP in its opinion. The opinion of counsel will not be binding on the IRS or the courts. Although the receipt of the opinion is a condition to the spin-off, it as well as all other conditions to the spin-off may be waived by Federal-Mogul Holdings in its sole discretion. Federal-Mogul Holdings and the Company have not sought and will not seek any ruling from the IRS regarding any matters relating to the spin-off. There can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to the conclusions set forth below. In that event, the consequences described below would not apply and holders of Federal-Mogul Holdings’ common stock who receive shares of FM Motorparts Common Stock in the spin-off could be subject to significant U.S. federal income tax liability.

Assuming the spin-off satisfies the requirements necessary for the spin-off to qualify for tax-free treatment under the applicable provisions of the Code, the following will describe the material U.S. federal income tax consequences of the spin-off to Federal-Mogul Holdings and Federal-Mogul Holdings’ stockholders:

•	no gain or loss will be recognized by, or be includible in the income of, a holder of Federal-Mogul Holdings’ common stock, solely as a result of the receipt of FM Motorparts Common Stock, except with respect to any cash received in lieu of fractional shares;

•	subject to the discussion below regarding Section 355(e), no gain or loss will be recognized by Federal-Mogul Holdings as a result of the spin-off;

•	the aggregate tax basis of the Federal-Mogul Holdings’ common stock and FM Motorparts Common Stock in the hands of Federal-Mogul Holdings’ stockholders immediately after the spin-off will be the same as the aggregate tax basis of the Federal-Mogul Holdings’ common stock held by the holder immediately before the spin-off, allocated between the common stock of Federal-Mogul Holdings and FM Motorparts Common Stock, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the date of the spin-off;

•	the holding period of shares of the FM Motorparts Common Stock received by Federal-Mogul Holdings’ stockholders will include the holding period of their Federal-Mogul Holdings’ common stock, provided that such Federal-Mogul Holdings’ common stock is held as a capital asset on the distribution date; and

•	a Federal-Mogul Holdings stockholder who receives cash in lieu of a fractional share of FM Motorparts Common Stock in the distribution will be treated as having sold such fractional share for the amount of cash received and, provided the fractional shares are considered to be a held as a capital asset for U.S. federal income tax purposes, will generally recognize capital gain or loss in an amount equal to the difference between the amount of such cash received and such stockholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the stockholder’s holding period for its Federal-Mogul Holdings’ common stock, with respect to which the stockholder received the fractional share, exceeds one year on the distribution date.

Federal-Mogul Holdings’ stockholders that have acquired different blocks of Federal-Mogul Holdings’ common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, FM Motorparts Common Stock distributed with respect to such blocks of Federal-Mogul Holdings’ common stock.

U.S. Treasury Regulations require certain stockholders with significant ownership in Federal-Mogul Holdings that receive shares of FM Motorparts Common Stock in the spin-off to attach to their respective U.S. federal income tax returns, for the year in which the distribution occurs, a detailed statement setting forth certain information relating to the spin-off. Within a reasonable period of time after the spin-off, Federal-Mogul Holdings expects to make available to its stockholders information pertaining to compliance with this requirement.

Payments of cash in lieu of a fractional share of our common stock may, under certain circumstances, be subject to “backup withholding,” unless a holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations and non-U.S. holders will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding does not constitute an additional tax, but is merely an advance payment that may be refunded or credited against a holder’s U.S. federal income tax liability if the required information is supplied to the IRS.

If the spin-off does not qualify as a tax-free spin-off for U.S. federal income tax purposes, each Federal-Mogul Holdings stockholder that receives shares of FM Motorparts Common Stock in the spin-off would be treated as receiving a distribution in an amount equal to the fair market value of such shares, which generally would be treated in the following manner:

•	first as a taxable dividend to the extent of such stockholder’s pro rata share of Federal-Mogul Holdings’ current and accumulated earnings and profits, as increased to reflect any gain recognized by Federal-Mogul Holdings in connection with the spin-off (as described below);

•	then as a nontaxable return of capital to the extent of such stockholder’s tax basis in its Federal-Mogul Holdings’ common stock; and

•	thereafter as taxable gain with respect to any remaining value, which gain will be capital gain provided that the Federal-Mogul Holdings’ common stock is considered to be a held by the stockholder as a capital asset for U.S. federal income tax purposes.

Additionally, each stockholder’s basis in the FM Motorparts Common Stock would be equal to its fair market value on the date of the distribution and its holding period in the FM Motorparts Common Stock would begin on the date of the distribution. Furthermore, Federal-Mogul Holdings would realize gain if the fair market value of FM Motorparts Common Stock exceeds Federal-Mogul Holdings’ tax basis in FM Motorparts Common Stock (although most of such gain would be deferred under the “consolidated return” regulations).

Even if the spin-off otherwise qualifies for tax-free treatment under Section 355 of the Code, it may be taxable to Federal-Mogul Holdings (but not Federal-Mogul Holdings’ stockholders) under Section 355(e) if 50% or more, by vote or value, of shares of FM Motorparts Common Stock or Federal-Mogul Holdings’ common stock are acquired or issued as part of a plan or series of related transactions that includes the spin-off. For this purpose, any acquisitions or issuances of Federal-Mogul Holdings’ common stock within two years before the spin-off, and any acquisitions or issuances of FM Motorparts Common Stock or Federal-Mogul Holdings’ common stock within two years after the spin-off, generally are presumed to be part of such a plan, although we or Federal-Mogul Holdings may be able to rebut that presumption. Even if these rules were to apply to cause the spin-off to be taxable to Federal-Mogul Holdings, Federal-Mogul Holdings would realize gain, if any, equal to the excess of the fair market value of FM Motorparts Common Stock it holds immediately before the spin-off over its adjusted tax basis in that stock (although most of such gain would be deferred under the “consolidated return” regulations); however, the spin-off would remain tax-free to the Federal-Mogul Holdings stockholders.

In connection with the spin-off, we and Federal-Mogul Holdings will enter into the tax separation agreement whereby we will agree to be subject to certain restrictions to preserve the tax-free nature of the spinoff. For a description of the tax separation agreement, see “Certain Relationships and Related Person Transactions—Tax Separation Agreement.”

Federal-Mogul Holdings may incur tax cost in connection with the spin-off (as a result of certain intercompany transactions or as a result of certain differences between federal, on the one hand, and state, local and foreign tax rules, on the other), whether or not the spin-off qualifies for tax-free treatment under the applicable provisions of the Code.

The preceding summary of the anticipated U.S. federal income tax consequences of the spin-off is for general informational purposes only. Federal-Mogul Holdings’ stockholders should consult their own tax advisors as to the specific tax consequences of the spin-off to them, including the application and effect of state, local or non-U.S. tax laws and of changes in applicable tax laws.

DESCRIPTION OF FM MOTORPARTS CAPITAL STOCK

The following is a summary of information concerning our capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our amended and restated certificate of incorporation (the “Certificate”) or of our bylaws (the “Bylaws”) following the spin-off. The summary is qualified in its entirety by reference to these documents, which you must read for complete information on our capital stock. Our Certificate and Bylaws are included as exhibits to our registration statement on Form 10 of which this information statement is a part.

General

Following the spin-off, our authorized capital stock will consist of          shares of FM Motorparts Common Stock, par value $0.01 per share, and          shares of preferred stock, par value $0.01 per share. Immediately following the spin-off, we expect that approximately          shares of the FM Motorparts Common Stock will be issued and outstanding.

Common Stock

Voting Rights. The holders of FM Motorparts Common Stock will vote as a single class on all matters submitted to a vote of the stockholders to which the holders of common stock are entitled to vote. Except as may be provided in the Certificate, or as may be required by applicable law, the holders of FM Motorparts Common Stock will have the exclusive right to vote for the election of directors and for all other purposes.

Dividend Rights. Each share of FM Motorparts Common Stock will have the right to participate ratably in dividends and other distributions (including distributions upon liquidation, dissolution or other winding up of the Company), payable in cash, stock or otherwise, subject to any preferential right, of any then outstanding shares of preferred stock.

Liquidation Preference. Upon any dissolution or liquidation of the Company, the holders of the common stock will be entitled to receive, on a pro rata basis based on the number of shares held, all assets of the Company available for distribution to stockholders, subject to any preferential rights of any then outstanding shares of preferred stock.

Other Rights. Holders of FM Motorparts Common Stock will not have pre-emptive, conversion, subscription, redemption or similar rights.

Blank Check Preferred Stock

Under the terms of the Certificate, our board of directors will be authorized to create and issue from time to time, without stockholder approval, up to an aggregate of          shares of preferred stock in one or more series and to fix or alter the designation, powers, preferences and rights and any qualifications, limitations or restrictions of the shares of each series, including the following:

•	the number of shares constituting any series,

•	voting rights,

•	dividend rights,

•	dividend rates,

•	rights and terms of redemption (including retirement or sinking fund provisions),

•	liquidation preferences,

•	conversion rights,

•	limitations on the payment of dividends or the making of other distributions on, and on the purchase, redemption or other acquisition by the Company of, the common stock or any other class stock of the Company ranking junior to the shares of such series,

•	restrictions on the creation of indebtedness of the Company or on the issuance of any additional stock ranking on a parity with or prior to the shares of such series as to dividends or liquidation rights, and

•	any other preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof.

We may issue our preferred stock in ways that may affect the voting and other rights of the holders of FM Motorparts Common Stock. The issuance of our preferred stock with voting and conversion rights also may adversely affect the voting power of the holders of FM Motorparts Common Stock, including the loss of voting control to others.

Corporate Governance

Size of Board; Election of Directors. The number of directors shall be a number not less than three and shall be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the directors. The directors shall be elected at the annual meeting of stockholders in accordance with the provisions of the Bylaws, except as provided in the Bylaws, and each director elected shall hold office until his or her successor is elected and qualified, or until his or her earlier resignation or removal.

The Company’s board of directors will not be classified and the Company shall not adopt or approve the classification of directors of the Corporation for staggered terms pursuant to Section 141(d) of the Delaware General Corporation Law (the “DGCL”), other than by an amendment to the Certificate adopted by the stockholders.

Removal of Directors. Subject to the rights of the holders of any series of preferred stock, all or any number of the directors may be removed, with or without cause, by the affirmative vote of the holders of the majority of the common stock then outstanding.

Special Meetings of Stockholders. Special meetings of our stockholders may be called at any time by the chairman of our board of directors or at the request in writing of (i) a majority of our board of directors or (ii) the holders of at least 10% of the outstanding shares of common stock.

Written Consent of Stockholders. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.

Amendment of Bylaws. The Bylaws may be amended by (i) the board of directors or (ii) the stockholders, upon the affirmative vote of the holders of the majority of the shares entitled to vote thereon.

Anti-Takeover Provisions. The Certificate and Bylaws contain, a number of provisions that may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company. In addition, provisions of the Certificate and Bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares held by our stockholders. Section 203 of the DGCL prohibits transactions with certain interested stockholders; however, the Company has expressly elected not to be governed by Section 203 of the DGCL.

The Certificate and Bylaws provide for the following, which, in each case, may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company:

Vacancies. Except as otherwise provided by law, any vacancy on the board of directors may be filled by a vote of a majority of the directors then in office, whether or not constituting a quorum. Any director so chosen will hold office until the next annual election and until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal. If there are no directors in office, then an election of directors will be held in the manner provided by the DGCL or the Certificate within 45 days after the creation of such vacancy. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for directors of the same class as the director who had occupied such vacant position, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Advance Notice Requirement. Stockholders must provide timely notice when seeking to bring business before an annual meeting of stockholders.

To be timely, a stockholder’s notice must be received at our principal executive offices:

•	not less than 90 days nor more than 120 days prior to the anniversary of the prior year’s annual meeting, or

•	if the annual meeting is called for a date that is more than 30 days before or 30 days after the anniversary date of the prior year’s annual meeting, not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 20th day following the day on which the public announcement of the date of the annual meeting is first made, or

•	if no annual meeting was held in the previous year, not later than the 20th day following the day on which public announcement of the date of such meeting was first made.

Our Bylaws also specify requirements as to the form and content of the stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Amendment of Certificate. Under Section 242 of the DGCL, the Certificate may be amended, after such amendment is approved by the board of directors for submission to the stockholders, by the holders of a majority of the outstanding stock, and a majority of the outstanding stock of each class entitled to vote on any such amendment as a class under Section 242 of the DGCL.

Issuance of Blank Check Preferred Stock. Please see “—Blank Check Preferred Stock” above for a description of the board of directors’ ability to issue preferred stock.

Certain Corporate Opportunities and Conflicts

Our Certificate will provide that certain directors of the Company (the “Overlap Persons”) may serve as directors, officers, employees, consultants and agents of Federal-Mogul Holdings and its subsidiaries and successors and its subsidiaries and successors (each of the foregoing is an “Other Entity”) and will provide that if a director of the Company who is an Overlap Person is presented or offered, or otherwise acquires knowledge of, a potential transaction or matter that may constitute or present a business opportunity for the Company or any of its subsidiaries, in which the Company or any of its subsidiaries could have an interest or expectancy (any such transaction or matter, and any such actual or potential business opportunity, a “Potential Business Opportunity”), (i) such director will, to the fullest extent permitted by law, have no duty or obligation to refrain from referring such Potential Business Opportunity to any Other Entity and, if such director refers such Potential Business Opportunity to an Other Entity, such director shall have no duty or obligation to refer such Potential Business Opportunity to the Company or to any of its subsidiaries or to give any notice to the Company or to any of its subsidiaries regarding such Potential Business Opportunity (or any matter related thereto), (ii) if such director refers a Potential Business Opportunity to an Other Entity, such director will not be liable to the Company or to any of its subsidiaries, as a director, officer, stockholder or otherwise, for any failure to refer such Potential Business Opportunity to the Company, or for referring such Potential Business Opportunity to any Other Entity, or for any failure to give any notice to the Company regarding such Potential Business Opportunity or any matter relating thereto, (iii) any Other Entity may participate, engage or invest in any such Potential Business Opportunity notwithstanding that such Potential Business Opportunity may have been referred to such Other Entity by an Overlap Person, and (iv) if a director who is an Overlap Person refers a Potential Business Opportunity to an Other Entity, then, as between the Company and/or its subsidiaries on the one hand, and such Other Entity, on the other hand, the Company and its subsidiaries shall be deemed to have renounced any interest, expectancy or right in or to such Potential Business Opportunity or to receive any income or proceeds derived therefrom solely as a result of such director having been presented or offered, or otherwise acquiring knowledge of such Potential Business Opportunity unless in each case referred to in clause (i), (ii), (iii) or (iv), all of the following conditions are satisfied: (A) such Potential Business Opportunity was expressly presented or offered to the director of the Company solely in his or her capacity as a director of the Company; and (B) the director believed that the Company possessed, or would reasonably be expected to be able to possess, the resources necessary to exploit such Potential Business Opportunity. In our Certificate, the Company will renounce, to the fullest extent permitted by law, any interest or expectancy in any Potential Business Opportunity that is not a Restricted Potential Business Opportunity. In the event that our board of directors declines to pursue a Restricted Potential Business Opportunity, the Overlap Persons are free to refer such Restricted Potential Business Opportunity to an Other Entity.

Our Certificate will provide that no contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof) entered into between the Company and/or any of its subsidiaries, on the one hand, and an Other Entity, on the other hand, before the Company ceased to be an indirect, wholly-owned subsidiary of Federal-Mogul Holdings shall be void or voidable or be considered unfair to the Company or any of its subsidiaries because an Other Entity is a party thereto, or because any directors, officers or employees of an Other Entity was present at or participated in any meeting of the board of directors, or a committee thereof, of the Company or of any subsidiary of the Company, that authorized the contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof), or because his, her or their votes were counted for such purpose. The Company may from time to time enter into and perform, and cause or permit any of its subsidiaries to enter into and perform, one or more contracts, agreements, arrangements or transactions (or amendments, modifications or supplements thereto) with an Other Entity. To the fullest extent permitted by law, no such contract, agreement, arrangement or transaction (nor any such amendments, modifications or supplements), nor the performance thereof by the Company or any subsidiary of the Company or an Other Entity, shall be considered contrary to any fiduciary duty owed to the Company (or to any subsidiary of the Company, or to any stockholder of the Company or any of its subsidiaries) by any director of the Company (or by any director or officer of any subsidiary of the Company) who is an Overlap Person. To the fullest extent permitted by law, no director of the Company or any subsidiary of the Company who is an Overlap Person thereof shall have or be under any fiduciary duty to the Company (or to any subsidiary of the Company, or to any stockholder of the Company or any of its subsidiaries) to refrain from acting on behalf of the Company or an Other Entity, or any of their respective subsidiaries, in respect of any such contract, agreement, arrangement or transaction or performing any such contract, agreement, arrangement or transaction in accordance with its terms and each such director of the Company or any subsidiary of the Company who is an Overlap Person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and shall be deemed not to have breached his or her duties of loyalty to the Company (or to any subsidiary of the Company, or to any stockholders of the Company or any of its subsidiaries) and not to have derived an improper personal benefit therefrom.

No amendment, repeal or adoption of any provision inconsistent with the foregoing provisions will have any effect upon (a) any agreement between the Company or a subsidiary thereof and any Other Entity, that was entered into before the time of such amendment or repeal or adoption of any such inconsistent provision (the “Amendment Time”), or any transaction entered into in connection with the performance of any such agreement, whether such transaction is entered into before or after the Amendment Time, (b) any transaction entered into between the Company or a subsidiary thereof and any Other Entity, before the Amendment Time, (c) the allocation of any business opportunity between the Company or any subsidiary thereof and any Other Entity before the Amendment Time, or (d) any duty or obligation owed by any director of the Company or any subsidiary of the Company (or the absence of any such duty or obligation) with respect to any Potential Business Opportunity which such director was offered, or of which such director otherwise became aware, before the Amendment Time (regardless of whether any proceeding relating to any of the above is commenced before or after the Amendment Time).

Indemnification and Limitation of Liability of Directors and Officers

Delaware General Corporate Law

Pursuant to the DGCL, a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or serving at the request of such corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of an action or suit by or in the right of the corporation to procure a judgment in its favor, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to such corporation unless the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

To the extent a present or former director or officer is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for actual and reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such person is not entitled to be so indemnified. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

The DGCL provides that the indemnification described above shall not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to its bylaws, disinterested directors’ vote, stockholders’ vote, agreement or otherwise. The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above.

Certificate of Incorporation and Bylaws

Our Certificate will require us to indemnify and hold harmless any current or former director or officer to the fullest extent permitted by Delaware law. Such indemnification rights include the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. However, except for proceedings to enforce indemnification or advancement rights, we will indemnify such a director or officer who initiates an action, suit or proceeding (or part thereof) only if such action, suit or proceeding (or part thereof) was authorized by our board of directors.

Our Certificate will also contain certain procedures and presumptions that will govern any action brought by a person granted advancement or indemnification rights in our Certificate to enforce those rights. The indemnification and advancement rights conferred by FM Motorparts are not exclusive of any other right to which persons seeking indemnification or advancement may be entitled under any statute, our Certificate or Bylaws, any agreement, vote of stockholders or disinterested directors or otherwise. Our Certificate also exculpates any director from being personally liable to FM Motorparts or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption is prohibited by Delaware law.

Shares Eligible for Future Sale

Shares of FM Motorparts Common Stock distributed to Federal-Mogul Holdings stockholders in connection with the spin-off will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by or are under common control with FM Motorparts, which may include certain FM Motorparts executive officers, directors or principal stockholders, including IEH. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of FM Motorparts Common Stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act. We expect to grant IEH certain registration rights with respect to the shares that it will receive in connection with the spin-off. See “—Registration Rights.”

Registration Rights

We expect to enter into a registration rights agreement with IEH pursuant to which IEH will have certain registration rights with respect to the shares of FM Motorparts Common Stock that it will receive in connection with the spin-off, as detailed below. Such registration rights will be substantially identical to the registration rights that IEH has with respect to its shares of Federal-Mogul Holdings common stock.

Demand Registration. IEH may, on not more than three separate occasions, request that the Company effect a registration of all or a portion of its shares of FM Motorparts Common Stock having an anticipated public offering price (before underwriting discounts and commissions) of at least $5,000,000 per registration.

Piggyback Registration Rights. If the Company proposes to file a registration statement under the Securities Act to register FM Motorparts Common Stock, IEH will be entitled to notice of such registration and will have the right to participate in such registration, subject to limitations that the underwriters may impose on the number of shares to be included in the registration.

Form S-3 Registration Rights. If the Company has qualified to file a registration statement on Form S-3, IEH may request the registration of its shares of FM Motorparts Common Stock on Form S-3 if the aggregate offering price to the public is at least $5,000,000 (subject to the deduction of certain expenses).

Expenses of Registration. With specified exceptions, the Company is required to pay the expenses arising in connection with the registration.

Transfer Agent and Registrar

After the spin-off, the transfer agent and registrar for our capital stock will be                         .

Listing and Market Information

There is currently no established public market for the FM Motorparts Common Stock. We intend to apply to list the FM Motorparts Common Stock on the NASDAQ Global Select Market under the symbol “FMMP” and expect that “regular-way” trading will begin the first trading day after the completion of the spin-off.

Authorized But Unissued Capital Stock

The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of NASDAQ, which would apply so long as the FM Motorparts Common Stock is listed on NASDAQ, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved capital stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of capital stock at prices higher than prevailing market prices.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC with respect to the shares of FM Motorparts Common Stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and FM Motorparts Common Stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 or on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the spin-off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

We intend to furnish holders of FM Motorparts Common Stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which this information statement has referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Federal-Mogul Holdings Corporation

We have audited the accompanying combined balance sheets of Federal-Mogul Motorparts (the “Company”) as of December 31, 2013 and 2012, and the related combined statements of comprehensive income (loss), parent company investment in Federal-Mogul Motorparts, and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Federal-Mogul Motorparts as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the combined financial statements have been derived from the accounting records of Federal-Mogul Holdings Corporation. The combined financial statements include expense allocations for certain corporate functions provided by Federal-Mogul Holdings Corporation. These allocations may not be indicative of the actual expenses that would have been incurred had the Company operated as a separate entity apart from Federal-Mogul Holdings Corporation. See Note 10 to the combined financial statements for a summary of transactions with Federal-Mogul Holdings Corporation and other related parties.

/s/ GRANT THORNTON LLP

Southfield, Michigan

December 23, 2014

FEDERAL-MOGUL MOTORPARTS

Combined Statements of Comprehensive Income (Loss)

	Year Ended December 31
	2013	2012
	(Millions of Dollars)
Net sales	$2,935	$2,853
Cost of products sold	(2,432)	(2,389)

Gross profit	503	464
Selling, general and administrative expenses	(370)	(326)
Amortization expense	(36)	(36)
Restructuring expense, net	(21)	(17)
Equity earnings of non-combined affiliates	10	13
Adjustment of assets to fair value	(2)	(175)
Other expense, net	(7)	(21)

Income (loss) from continuing operations before income taxes	77	(98)
Income tax expense	(56)	(19)

Net income (loss)	21	(117)
Loss from discontinued operations, net of tax	(10)	(2)

Net income (loss)	11	(119)

Other comprehensive income (loss):
Foreign currency translation adjustments	13	3

Pensions and other postemployment benefits:
Net unrealized pensions and other postemployment costs arising during year	—	(11)
Reclassification of net pensions and other postemployment benefits costs included in net income during year	1	—
Income taxes	—	2

Pensions and other postemployment benefits, net of tax	1	(9)
Other comprehensive income (loss), net of tax	14	(6)

Comprehensive income (loss)	$25	$(125)

See accompanying notes to combined financial statements.

FEDERAL-MOGUL MOTORPARTS

Combined Balance Sheets

	December 31
	2013	2012
	(Millions of Dollars)
ASSETS
Current Assets:
Cash and equivalents	$6	$10
Accounts receivable, net	856	940
Inventories, net	674	713
Prepaid expenses and other current assets	128	110

Total current assets	1,664	1,773
Property, plant and equipment, net	485	468
Goodwill and other indefinite-lived intangible assets	527	535
Definite-lived intangible assets, net	288	326
Investments in non-combined affiliates	42	45
Other noncurrent assets	11	18

	$3,017	$3,165

LIABILITIES AND PARENT COMPANY INVESTMENT
Current Liabilities:
Short-term debt, including current portion of long-term debt	$23	$24
Accounts payable	364	353
Accrued liabilities	279	248
Current portion of pensions and other postemployment benefits liability	2	2
Other current liabilities	67	58

Total current liabilities	735	685
Long-term debt	1	1
Pensions and other postemployment benefits liability	54	60
Long-term portion of deferred income taxes	150	165
Other accrued liabilities	74	70

Parent company investment in FM Motorparts
Accumulated other comprehensive loss	(122)	(136)
Net parent investment	2,125	2,320

Total parent company investment	2,003	2,184

	$3,017	$3,165

See accompanying notes to combined financial statements.

FEDERAL-MOGUL MOTORPARTS

Combined Statements of Cash Flows

	Year Ended December 31
	2013	2012
	(Millions of Dollars)
Cash Provided From (Used By) Operating Activities
Net income (loss)	$11	$(119)
Adjustments to reconcile net income (loss) to net cash provided from operating activities:
Depreciation and amortization	106	108
Net loss from business disposition	11	—
Stock appreciation rights	2	(1)
Change in pensions and other postemployment benefits	(5)	6
Equity earnings of non-combined affiliates	(10)	(13)
Cash dividends received from non-combined affiliates	13	11
Restructuring expense, net	21	17
Payments against restructuring liabilities	(12)	(12)
Deferred tax benefit	(15)	(52)
Adjustments of assets to fair value	2	175
Insurance proceeds related to Thailand flood	—	17

Operational cash flow before working capital changes	124	137
Change in operating assets and liabilities:
Accounts receivable	35	(150)
Inventories	31	(83)
Accounts payable	15	42
Other assets and liabilities	52	64

Total change in operating assets and liabilities	133	(127)

Net cash provided from operating activities	257	10

Cash Provided From (Used By) Investing Activities
Expenditures for property, plant and equipment	(87)	(78)
Net proceeds associated with business disposition	41	—
Insurance proceeds related to Thailand flood	—	13

Net cash used by investing activities	(46)	(65)

Cash Provided From (Used By) Financing Activities
Change in short-term debt	(1)	3
Net transfers (to) from parent	(214)	49

Net cash provided from (used by) financing activities	(215)	52
Decrease in cash and equivalents	(4)	(3)
Cash and equivalents at beginning of period	10	13

Cash and equivalents at end of period	$6	$10

See accompanying notes to combined financial statements.

FEDERAL-MOGUL MOTORPARTS

Combined Statements of Parent Company Investment in Federal-Mogul Motorparts

	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Total
	(Millions of Dollars)
Balance at January 1, 2012	$2,383	$(130)	$2,253
Net loss	(119)	—	(119)
Net parent transfers	56	—	56
Other comprehensive loss, net of tax	—	(6)	(6)

Balance at December 31, 2012	2,320	(136)	2,184
Net income	11	—	11
Net parent transfers	(206)	—	(206)
Other comprehensive income, net of tax	—	14	14

Balance at December 31, 2013	$2,125	$(122)	$2,003

See accompanying notes to combined financial statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description: On September 3, 2014, Federal-Mogul Holdings Corporation (“Federal-Mogul Holdings” or “Parent”) announced plans to separate its two businesses, the Powertrain Business, which supplies advanced technologies and precision components for demanding powertrain applications and environments for use in automotive, heavy duty and industrial applications, and the Motorparts Business, which sells and distributes leading products and globally recognized brands in the global vehicle aftermarket, while also serving OEMs with products including braking, chassis and wipers in automotive, heavy duty and certain other transportation-related applications (“FM Motorparts”, or the “Company”), into two independent public companies. Immediately prior to the spin-off, Federal-Mogul Holdings will own and operate the Powertrain Business and FM Motorparts will own and operate the Motorparts Business. Federal-Mogul Holdings then will distribute the FM Motorparts common stock pro rata to its stockholders. Following the spin-off, FM Motorparts will operate as a separate, publicly traded company.

The distribution of FM Motorparts’ common stock is subject to the satisfaction or waiver of certain conditions, including, among others, (i) the completion of a series of transactions intended to separate the Motorparts Business and the Powertrain Business, (ii) consummation of the debt financing contemplated to be obtained in connection with the spin-off, (iii) the effectiveness of FM Motorparts the registration statement relating to the spin-off, (iv) compliance with the terms of Federal-Mogul Holdings’ existing credit agreement and (v) the receipt of an opinion from the law firm of Winston & Strawn LLP that the spin-off will meet the requirements necessary for the spin-off to receive tax-free treatment under Sections 355 and 368 and related provisions of the Internal Revenue Code of 1986, as amended.

FM Motorparts sells and distributes a broad portfolio of products in the global vehicle aftermarket under more than 20 of the world’s most recognizable brands and through customer private label programs. FM Motorparts also provides original equipment manufacturers (“OEMs”) with braking, chassis and wiper products. Approximately 75% of FM Motorparts’ revenue is derived from sales to customers in the aftermarket and approximately 25% is attributable to sales to OEMs and the original equipment service (“OES” and collectively with OEM, “OE”) channel.

Basis of Combination: These combined financial statements reflect the historical financial position, results of operations and comprehensive income/loss, changes in parent company investment, and cash flows of the Company for the periods presented as the Company was historically managed within Federal-Mogul Holdings. The combined financial statements have been prepared on a “carve-out basis” and are derived from the consolidated financial statements and accounting records of Federal-Mogul Holdings. The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Company’s combined financial statements may not be indicative of the Company’s future performance, and do not necessarily reflect what the results of operations, financial position, and cash flows that would have been had it been operated as an individual company during the periods presented.

The combined financial statements include expense allocations for certain functions provided by Federal-Mogul Holdings, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, insurance and share-based compensation. These costs are included within selling and administration expenses in the combined statements of comprehensive income (loss). During the years ended December 31, 2013 and 2012, the Company was allocated $47 million and $88 million, respectively of general corporate expenses incurred by Federal-Mogul Holdings, which have been attributed to FM Motorparts on the basis of direct usage when identifiable. The variance year over year is primarily attributable to the maturation of the segmentation project initiated by the Company driven by the anticipated spinoff. During fiscal 2012 and 2013, the Company reviewed corporate allocations and began assigning both employees and other expenses on a direct basis, resulting in decreased corporate allocations in 2013. Corporate expense allocations have been determined on a basis that the Company considers to be a reasonable reflection of the utilization of services provided or the benefit received by the Company during the periods presented. Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses from Parent are reasonable. However, the allocations may not reflect the expenses the Company would have incurred as an independent, publicly traded company for the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, which functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Intercompany transactions between the Company and Federal-Mogul Holdings have been included in these combined financial statements and are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions, exclusive of those historically settled in cash, is reflected in the combined statements of cash flows in cash flows from financing activities, and in the combined balance sheets as parent company investment.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from these estimates.

Cash and Equivalents: Federal-Mogul Holdings uses a centralized approach to cash management and financing its operations. Transactions between Federal-Mogul Holdings and the Company are accounted for through parent company investment. Accordingly, none of the cash or cash equivalents at the corporate level have been assigned to the Company in the combined financial statements. Cash and cash equivalents in the combined balance sheets represents cash and cash equivalents held locally by dedicated Company legal entities that do not participate in the Federal-Mogul Holdings cash pooling program.

Trade Accounts Receivable and Allowance for Doubtful Accounts: Trade accounts receivable is stated at net realizable value, which approximates fair value. The Company does not generally require collateral for its trade accounts receivable. Accounts receivable is reduced by an allowance for amounts that may become uncollectible in the future. This estimated allowance is based primarily on management’s evaluation of specific balances as the balances become past due, the financial condition of its customers and the Company’s historical experience of write-offs. The Company’s general policy for uncollectible accounts, if not reserved through specific examination procedures, is to reserve based upon the aging categories of accounts receivable and whether amounts are due from an OE or aftermarket customer. Past due status is based upon the invoice due date of the original amounts outstanding. Included in selling, general and administrative expenses are bad debt expenses of $2 million and $2 million for the years ended December 31, 2013 and 2012, respectively. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s allowance for doubtful accounts was $7 million and $10 million at December 31, 2013 and 2012, respectively.

FM Motorparts subsidiaries in Brazil, France, Italy and the United States are party to accounts receivable factoring and securitization facilities. Amounts factored under these facilities consist of the following:

	December 31
	2013	2012
	(Millions of Dollars)
Gross accounts receivable factored	$154	$110
Gross accounts receivable factored, qualifying as sales	152	109

Proceeds from the factoring of accounts receivable qualifying as sales and expenses associated with the factoring of accounts receivable are as follows:

	Year Ended December 31
	2013	2012
	(Millions of Dollars)
Proceeds from factoring qualifying as sales	$456	$284
Losses on sales of accounts receivable	(3)	(3)

Accounts receivable factored but not qualifying as a sale, as defined in FASB ASC Topic 860, Transfers and Servicing, were pledged as collateral and accounted for as secured borrowings and recorded in the combined balance sheets within “Accounts receivable, net” and “Short-term debt, including the current portion of long-term debt.”

The expenses associated with receivables factoring are recorded in the combined statements of comprehensive income (loss) within “Other expense, net.” Where the Company receives a fee to service and monitor these transferred receivables, such fees are sufficient to offset the costs and, as such, a servicing asset or liability is not recorded as a result of such activities.

Certain of the facilities contain terms that require the Company to share in the credit risk of the sold receivables. The maximum exposure to the Company associated with these facilities’ terms was $3 million and $1 million as of December 31, 2013 and 2012, respectively. The fair values of the exposures to the Company associated with these facilities’ terms were determined to be immaterial.

Inventories: The Company values inventory at the lower of cost or market, with cost determined on a first-in, first-out (“FIFO”) basis. Purchased finished goods are recorded at cost and manufactured finished goods include direct materials, labor and applicable manufacturing overhead costs. The value of inventories is reduced for excess and obsolete inventories based on management’s review of on-hand inventories compared to historical and estimated future sales and usage.

Long-Lived Assets: Long-lived assets such as property, plant and equipment (“PP&E”) that were purchased prior to January 1, 2008 were stated at estimated replacement cost, unless the expected future use of the assets indicated a lower value was appropriate. PP&E purchased since January 1, 2008 are recorded at cost. Definite-lived intangible assets have been stated at fair value established at emergence and at cost thereafter. Long-lived assets are periodically reviewed for impairment indicators. If impairment indicators exist, the Company performs the required analysis and records an impairment charge, if required, in accordance with the subsequent measurement provisions of FASB ASC Topic 360, Property, Plant, and Equipment (“FASB ASC 360”). If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Depreciation and amortization is computed principally by the straight-line method for financial reporting purposes and by accelerated methods for income tax purposes.

Goodwill: Goodwill is reviewed for impairment annually as of October 1, or more frequently if impairment indicators exist, in accordance with the subsequent measurement provisions of FASB ASC Topic 350, Intangibles—Goodwill and Other (“FASB ASC 350”). This impairment analysis compares the fair values of the Company’s reporting units to their related carrying values. If a reporting unit’s carrying value exceeds its fair value, the Company must then calculate the reporting unit’s implied fair value of goodwill and impairment charges are recorded for any excess of the goodwill carrying value over the implied fair value of goodwill. The reporting units’ fair values are based upon consideration of various valuation methodologies, including projected future cash flows discounted at rates commensurate with the risks involved, guideline transaction multiples, and multiples of current and future earnings.

Trademarks and Brand Names: Trademarks and brand names, which are indefinite-lived intangible assets, are reviewed for impairment annually as of October 1, or more frequently if impairment indicators exist, in accordance with the subsequent measurement provisions of FASB ASC 350. This impairment analysis compares the fair values of these assets to the related carrying values, and impairment charges are recorded for any excess of carrying values over fair values. Substantially all of the Company’s trademarks and brand names are associated with its aftermarket sales.

Short-term Debt: Federal-Mogul Holdings uses a centralized approach to cash management and financing its operations. Transactions between Parent and the Company are accounted for through parent company investment. Accordingly, none of the debt or related interest expense at the corporate level has been assigned to the Company in the combined financial statements. Debt in the Combined Balance Sheets represents debt held locally by dedicated Company legal entities.

Pension and Other Postemployment Obligations: Certain of the Company’s U.S. employees participate in defined benefit pension and other postemployment benefit plans (the “Shared Plans”) sponsored by Federal-Mogul Holdings. The Company accounts for such Shared Plans as multiemployer benefit plans. Accordingly, the Company does not record an asset or liability to recognize the funded status of the Shared Plans. The related pension and other postemployment expenses are charged to FM Motorparts based primarily on the service costs of active participants. These expenses were funded through intercompany transactions with Federal-Mogul Holdings that are reflected within the net parent company investment in FM Motorparts. Other defined benefit pension and other postemployment plans outside of the United States. that are direct to or sponsored by the Company (“Direct Plans”) are accounted for as defined benefit pension and other postemployment plans and are primarily unfunded. Accordingly, the funded position of each Direct Plan is recorded on the Company’s combined balance sheets. Pension and other postemployment costs and obligations are dependent upon assumptions including discount rates, health care cost trends and other factors. In accordance with U.S. GAAP, actual results that differ from the assumptions used for Direct Plans are accumulated and amortized over future periods and, accordingly, generally affect recognized expense and the recorded obligation in future periods.

Revenue Recognition: The Company records sales when products are shipped and the risks and rewards of ownership have transferred to the customer, the sales price is fixed and determinable, and the collectability of revenue is reasonably assured. Accruals for sales returns, alleged defective products, and other allowances are provided at point of sale based upon past experience. Adjustments to such sales returns, alleged defective products, and other allowances are made as new information becomes available.

Rebates: The Company accrues for rebates pursuant to specific arrangements with certain of its customers, primarily in the aftermarket. Rebates generally provide for price reductions based upon the achievement of specified purchase volumes and are recorded as a reduction of sales as earned by such customers.

Sales and Sales Related Taxes: The Company collects and remits taxes assessed by various governmental authorities that are both imposed on and concurrent with revenue-producing transactions with its customers. These taxes may include, but are not limited to, sales, use, value-added, and some excise taxes. The collection of these taxes is reported on a net basis (excluded from revenues).

Shipping and Handling Costs: The Company recognizes shipping and handling costs as incurred as a component of cost of products sold in the combined statements of comprehensive income (loss).

Research and Development: The Company expenses research and development (“R&D”) costs as incurred. R&D expense, including product engineering and validation costs, was $54 million and $52 million for the years ended December 31, 2013 and 2012, respectively. R&D expense is recorded in the combined statements of comprehensive income (loss) within “Selling, general and administrative expenses.”

Advertising Costs: Advertising and promotion expenses for continuing operations are expensed as incurred and were $40 million and $36 million for the years ended December 31, 2013 and 2012, respectively. Advertising and promotion expenses are recorded in the combined statements of comprehensive income (loss) within “Selling, general and administrative expenses.”

Restructuring: The costs contained within “Restructuring expense, net” in the Company’s combined statements of comprehensive income (loss) are comprised of two types: employee costs (principally termination benefits) and facility closure costs. Termination benefits are accounted for in accordance with FASB ASC Topic 712, Compensation—Nonretirement Postemployment Benefits (“FASB ASC 712”), and are recorded when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Termination benefits are also accounted for in accordance with FASB ASC Topic 420, Exit or Disposal Cost Obligations (“FASB ASC 420”), for one-time termination benefits and are recorded dependent upon future service requirements. Facility closure and other costs are accounted for in accordance with FASB ASC 420 and are recorded when the liability is incurred.

Foreign Currency Translation: Exchange adjustments related to international currency transactions and translation adjustments for international subsidiaries whose functional currency is the United States dollar are reflected in the combined statements of comprehensive income (loss). Translation adjustments of international subsidiaries for which the local currency is the functional currency are reflected in the combined balance sheets as a component of “Accumulated other comprehensive loss.” Deferred taxes are not provided on translation adjustments as the earnings of the subsidiaries are considered to be permanently reinvested.

Environmental Liabilities: The Company recognizes environmental liabilities when a loss is probable and reasonably estimable. Such liabilities generally are not subject to insurance coverage. Engineering and legal specialists within the Company estimate each environmental obligation based on current law and existing technologies. Such estimates are based primarily upon the estimated cost of investigation and remediation required and the likelihood that other potentially responsible parties will be able to fulfill their commitments at the sites where the Company may be jointly and severally liable with such parties. The Company regularly evaluates and revises its estimates for environmental obligations based on expenditures against established accruals and the availability of additional information.

Asset Retirement Obligations: The Company records asset retirement obligations (“ARO”) in accordance with FASB ASC Topic 410, Asset Retirement and Environmental Obligations (“FASB ASC 410”). The Company’s primary ARO activities relate to the removal of hazardous building materials at its facilities. The Company records ARO when amounts can be reasonably estimated, typically upon the expectation that facilities may be closed or sold.

Concentrations of Credit Risk: Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of accounts receivable and cash investments. The Company’s customer base includes a large number of retailers, distributors and installers of automotive aftermarket parts. The Company’s credit evaluation process and the geographical dispersion of sales transactions help to mitigate credit risk concentration. No individual customer accounted for more than 5% of the Company’s direct sales during 2013. During 2012, the Company granted terms extensions to certain customers in the North American aftermarket. As a result, the Company has two customers that collectively account for 37% of the Company’s net accounts receivable balance as of December 31, 2013.

New Accounting Pronouncements:

In December 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-11, Balance Sheet (Topic 210)—Disclosures about Offsetting Assets and Liabilities and in January 2013, issued ASU No. 2013-1, Balance Sheet (Topic 210)—Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. Both ASUs amend ASC Topic 210, Balance Sheet, and require enhanced disclosures that will enable users of financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. These ASU’s are effective retrospectively for interim and annual periods beginning on or after January 1, 2013. The adoption of this ASU effective January 1, 2013 had no disclosure impact.

In July 2012, the FASB issued ASU No. 2012-2, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU allows for the option to perform a qualitative assessment that may allow companies to forego the annual two-step impairment test for indefinite-lived intangibles. This ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after September 15, 2012 with early adoption permitted. The Company’s adoption of this new guidance effective January 1, 2013 had no impact on its financial position, results of operations, cash flows or disclosures.

In February 2013, the FASB issued ASU No. 2013-2, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income. This ASU is effective prospectively for interim and annual periods beginning after December 15, 2012 and expands the presentation of changes in accumulated other comprehensive income. The required disclosures have been incorporated into Note 17.

In February 2013, the FASB issued ASU No. 2013-4, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. This ASU is effective for interim and annual periods beginning after December 15, 2013 and requires the measurement of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date as the sum of: a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors; and b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. Required disclosures include a description of the joint-and-several arrangement and the total outstanding amount of the obligation for all joint parties. The Company anticipates the adoption of this guidance will have minimal impact on its financial position, results of operations, cash flows or disclosures.

In March 2013, the FASB issued ASU No. 2013-5, Liabilities (Topic 830): Parent’s Accounting for Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. This ASU is effective for interim and annual periods beginning after December 15, 2013 and requires the release of any cumulative translation adjustment into net income upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in foreign entity. The Company anticipates the adoption of this guidance will have minimal impact on its financial position, results of operations, cash flows or disclosures.

In July 2013, the FASB issued ASU No. 2013-10, Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes. This ASU is effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The Company anticipates the adoption of this guidance will have no impact on its financial position, results of operations, cash flows or disclosures.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This ASU is effective for fiscal years and interim periods beginning after December 15, 2013 and changes the presentation of unrecognized tax benefits. The Company anticipates the adoption of this guidance will have minimal impact on its financial position, results of operations, cash flows or disclosures.

2.	RESTRUCTURING

The Company’s restructuring activities are undertaken as necessary to execute management’s strategy and streamline operations, consolidate and take advantage of available capacity and resources, and ultimately achieve net cost reductions. Restructuring activities include efforts to integrate and rationalize the Company’s businesses and to relocate manufacturing operations to best cost manufacturing locations.

The costs contained within “Restructuring expense, net” in the Company’s combined statements of comprehensive income (loss) are comprised of two types: employee costs (principally termination benefits) and facility closure costs. Termination benefits are accounted for in accordance with FASB ASC 712 and are recorded when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Termination benefits are also accounted for in accordance with FASB ASC 420 for one-time termination benefits and are recorded dependent upon future service requirements. Facility closure and other costs are accounted for in accordance with FASB ASC 420, and are recorded when the liability is incurred.

Estimates of restructuring expenses are based on information available at the time such charges are recorded. In certain countries where the Company operates, statutory requirements include involuntary termination benefits that extend several years into the future. Accordingly, severance payments continue well past the date of termination at many non-U.S. locations. Thus, restructuring programs appear to be ongoing when, in fact, terminations and other activities have been substantially completed.

Restructuring opportunities include potential plant closures and employee headcount reductions in various countries that require consultation with various parties including, but not limited to, unions/works councils, local governments and/or customers. The consultation process can take a significant amount of time and impact the final outcome and timing. FM Motorparts’ policy is to record a provision for qualifying restructuring costs in accordance with the applicable accounting guidance.

Management expects to finance its restructuring programs through cash generated from its ongoing operations or through cash available under Federal-Mogul Holdings’ existing credit facility, subject to the terms of applicable covenants. Management does not expect that the execution of such programs will have an adverse impact on its liquidity position.

The following table is a summary by reporting segment of the Company’s combined restructuring liabilities and related activity for 2013 and 2012.

	Americas		EMEA		Total
	(Millions of Dollars)
	Employee Costs	Facilities	Employee Costs	Facilities	Employee Costs	Facilities
Balance at January 1, 2012	$—	$—	$—	$—	$—	$—
Provisions	16	—	1	—	17	—
Payments	(11)	—	(1)	—	(12)	—

Balance at December 31, 2012	$5	$—	$—	$—	$5	$—
Provisions	1	5	14	1	15	6
Payments	(2)	(5)	(4)	(1)	(6)	(6)

Balance at December 31, 2013	$4	$—	$10	$—	$14	$—

Net combined restructuring costs by type of exit cost are as follows:

	Total Expected Costs	Costs in 2012	Costs in 2013	Estimated Additional Costs
	(Millions of Dollars)
Employee costs	$34	$11	$15	$8
Facility costs	10	—	3	7

	$44	$11	$18	$15

3.	ADJUSTMENT OF ASSETS TO FAIR VALUE

The Company recorded total impairment charges for the years ended December 31, 2013 and 2012, as follows:

	Year Ended December 31
	2013	2012
	(Millions of Dollars)
Property, plant and equipment	$2	$23
Goodwill	—	106
Other indefinite-lived intangible assets	—	46

	$2	$175

Impairments of goodwill and other indefinite-lived intangible assets are discussed further in Note 9.

The Company recorded impairment charges to adjust property, plant and equipment to their fair values in accordance with the subsequent measurement provisions of FASB ASC 360 (see Note 6). The charges for the years ended December 31, 2013 and 2012 by reporting segment are as follows:

	Year Ended December 31
	2013	2012
	(Millions of Dollars)
Americas	$—	$156
Europe, Middle East and Africa (“EMEA”)	1	15
Asia-Pacific	1	4

	$2	$175

4.	OTHER EXPENSE, NET

The specific components of “Other expense, net” are as follows:

	Year Ended December 31
	2013	2012
	(Millions of Dollars)
Foreign currency exchange	$(5)	$(7)
Losses on sales of account receivables	(3)	(3)
Third party royalty income (expense)	2	(2)
Interest expense	(2)	(1)
Other	1	(8)

	$(7)	$(21)

5.	DISCONTINUED OPERATIONS

In connection with its strategic planning process, the Company assesses its operations for market position, product technology and capability, and profitability. Those businesses not core to the Company’s long-term portfolio may be considered for divestiture or other exit activities.

During September 2013, the Company completed the divestiture of its fuel pump business. This disposal resulted in an $11 million net loss which is included in “Loss from discontinued operations” during the year ended December 31, 2013.

Operating results related to discontinued operations are as follows:

	Year Ended December 31
	2013	2012
	(Millions of Dollars)
Net sales	$63	$83
Cost of products sold	(62)	(85)

Gross profit	1	(2)

Operating income (loss) (no income tax impact)	1	(2)
Loss on sale of discontinued operations, net of tax	(11)	—

Loss from discontinued operations, net of tax	$(10)	$(2)

6.	FAIR VALUE MEASUREMENTS

FASB ASC Topic 820, Fair Value Measurements and Disclosures (“FASB ASC 820”), clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, FASB ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1:	Observable inputs such as quoted prices in active markets;

Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in FASB ASC 820:

A.	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

B.	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

C.	Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

Assets and liabilities measured at fair value on a nonrecurring basis at December 31, 2013 and 2012 are set forth in the table below:

	Asset	Level 3	(Loss)	Valuation Technique
		(Millions of Dollars)
December 31, 2013:
Property, plant and equipment	$15	$15	$(2)	C

December 31, 2012:
Tradenames and brand names	$228	$228	$(46)	C
Goodwill	307	307	(106)	C
Property, plant and equipment	50	50	(23)	C
Asset retirement obligation	(5)	(5)	—	C

PP&E with a carrying value of $17 million was written down to its fair value of $15 million, resulting in an impairment charge of $2 million, which was recorded within “Adjustment of assets to fair value” for the year ended December 31, 2013. PP&E with a carrying value of $73 million was written down to its fair value of $50 million, resulting in an impairment charge of $23 million, which was recorded within “Adjustment of assets to fair value” for the year ended December 31, 2012. The Company determined the fair value of these assets through the use of valuation specialists.

Trademarks and brand names with a carrying value of $274 million were written down to their fair value of $228 million, resulting in an impairment charge of $46 million, which was recorded within “Adjustment of assets to fair value” for the year ended December 31, 2012. These fair values are based upon the prospective stream of hypothetical after-tax royalty cost savings discounted at rates that reflect the rates of return appropriate for these intangible assets.

Goodwill in the Company’s reporting units with a combined carrying value of $413 million was written down to its fair value of $307 million, resulting in a $106 million impairment charge for the year ended December 31, 2012, which was recorded within “Adjustment of assets to fair value.” The estimated fair values were determined based upon consideration of various valuation methodologies, including projected future cash flows discounted at rates commensurate with the risks involved, guideline transaction multiples, and multiples of current and future earnings.

Asset retirement obligations with carrying values of $5 million were established during the year ended December 31, 2012.

7.	INVENTORY

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (“FIFO”) method at December 31, 2013 and 2012. Inventories are reduced by an allowance for excess and obsolete inventories based on management’s review of on-hand inventories compared to historical and estimated future sales and usage.

Net inventories consist of the following:

	December 31
	2013	2012
	(Millions of Dollars)
Raw materials	$83	$85
Work-in-process	38	42
Finished products	637	665

	758	789
Inventory valuation allowances	(84)	(79)

	$674	$713

8.	PROPERTY, PLANT AND EQUIPMENT

As a result of fresh-start reporting, PP&E that was purchased prior to January 1, 2008 were stated at estimated replacement cost, unless the expected future use of the assets indicated a lower value was appropriate. PP&E purchased since that time are recorded at cost. Depreciation expense for the years ended December 31, 2013 and 2012 was $67 million and $66 million, respectively.

PP&E consist of the following:

		December 31
	Useful Life	2013	2012
		(Millions of Dollars)
Land	—	$58	$58
Buildings and building improvements	10-40 years	157	150
Machinery and equipment	2-12 years	688	624

		903	832
Accumulated depreciation		(418)	(364)

		$485	$468

The Company leases PP&E used in its operations. Future minimum payments under non-cancelable operating leases with initial or remaining terms of more than one year are as follows (in millions of dollars):

2014	$22
2015	19
2016	18
2017	11
2018	7
Thereafter	9

$86

Total rental expense under operating leases for the years ended December 31, 2013 and 2012 was $35 million and $30 million, respectively, exclusive of property taxes, insurance and other occupancy costs generally payable by the Company.

9.	GOODWILL AND OTHER INTANGIBLE ASSETS

At December 31, 2013 and 2012, goodwill and other indefinite-lived intangible assets consisted of the following:

	December 31, 2013			December 31, 2012
	Gross Carrying Amount	Accumulated Impairment	Net Carrying Amount	Gross Carrying Amount	Accumulated Impairment	Net Carrying Amount
	(Millions of Dollars)
Goodwill	$803	$(498)	$305	$813	$(506)	$307
Trademarks and brand names	420	(198)	222	426	(198)	228

	$1,223	$(696)	$527	$1,239	$(704)	$535

At December 31, 2013 and 2012, definite-lived intangible assets consisted of the following:

	December 31, 2013			December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(Millions of Dollars)
Developed technology	$33	$(14)	$19	$33	$(12)	$21
Customer relationships	476	(207)	269	480	(175)	305

	$509	$(221)	$288	$513	$(187)	$326

The Company’s net goodwill balances by reporting segment as of December 31, 2013 and 2012 were as follows:

	December 31
	2013	2012
	(Millions of Dollars)
Americas	$206	$208
EMEA	79	79
Asia-Pacific	20	20

	$305	$307

The Company’s net trademarks and brand names balances by reporting segment as of December 31, 2013 and 2012 were as follows:

	December 31
	2013	2012
	(Millions of Dollars)
Americas	$181	$187
EMEA	41	41

	$222	$228

The following is a rollforward of the Company’s goodwill and other intangible assets (net) for the years ended December 31, 2013 and 2012:

	Goodwill	Trademarks and Brand Names	Total Goodwill and Indefinite- Lived Intangibles	Definite-Lived Intangibles
	(Millions of Dollars)
Balance at January 1, 2012	$405	$274	$679	$362
Amortization	—	—	—	(36)
Impairments	(106)	(46)	(152)	—
Property, plant and equipment adjustment	8	—	8	—

Balance at December 31, 2012	307	228	535	326
Amortization	—	—	—	(36)
Disposals	(2)	(6)	(8)	(2)

Balance at December 31, 2013	$305	$222	$527	$288

Goodwill

Goodwill is reviewed for impairment annually as of October 1, or more frequently if impairment indicators exist, in accordance with the subsequent measurement provisions of FASB ASC 350. This impairment analysis compares the fair values of the Company’s reporting units to their related carrying values. If a reporting unit’s carrying value exceeds its fair value, the Company must then calculate the reporting unit’s implied fair value of goodwill and impairment charges are recorded for any excess of the goodwill carrying value over the implied fair value of goodwill. The reporting units’ fair values are based upon consideration of various valuation methodologies, including projected future cash flows discounted at rates commensurate with the risks involved, guideline transaction multiples, and multiples of current and future earnings. All of the Company’s reporting units with a goodwill balance passed “Step 1” of the October 1, 2013 goodwill impairment analysis.

In 2012, the Company increased goodwill and decreased PP&E by $8 million to correct for PP&E that was incorrectly valued in fresh-start accounting.

In 2013 and 2012, the Company performed its historical impairment tests based upon how the Company was historically managed within Federal-Mogul Holdings.

In 2012, the Company determined that goodwill impairment indicators existed in one of the Company’s reporting units, including lower than expected profits and cash flows due to continued lower aftermarket volumes, further product mix shifts and pressure on margins. In response to these trends, the Company’s board of directors approved a restructuring plan to reduce or eliminate capacity at several high cost facilities and transfer production to lower cost locations. The reporting unit goodwill was tested for impairment in accordance with the FASB ASC 350 during the second quarter of 2012. The fair value of this reporting unit did not support the recorded goodwill and accordingly the Company recognized an impairment charge of $106 million in 2012.

Other Intangible Assets

The Company performs its annual trademarks and brand names impairment analysis as of October 1, or more frequently if impairment indicators exist, in accordance with the subsequent measurement provisions of FASB ASC 350. This impairment analysis compares the fair values of these assets to the related carrying values, and impairment charges are recorded for any excess of carrying values over fair values. These fair values are based upon the prospective stream of after-tax royalty cost savings discounted at rates that reflect the rates of return appropriate for these intangible assets.

Substantially all of the Company’s trademarks and brand names are associated with its aftermarket sales. All of the Company’s trademarks and brand names passed the October 1, 2013 impairment analysis. In connection with the 2012 goodwill impairment test, the Company also performed its trademarks and brand names impairment analysis in 2012. Based upon this annual analysis, the Company recognized a $46 million impairment charge in 2012.

The Company recorded amortization expense of $36 million and $36 million associated with definite-lived intangible assets during the years ended December 31, 2013 and 2012, respectively. The Company utilizes the straight line method of amortization, recognized over the estimated useful lives of the assets. The Company’s developed technology intangible assets have useful lives of between 10 and 15 years. The Company’s customer relationships intangible assets have useful lives of between 1 and 15 years. The Company’s estimated future amortization expense for its definite-lived intangible assets is as follows (in millions of dollars):

2014	$36
2015	36
2016	34
2017	34
2018	34
Thereafter	114

$288

10.	RELATED PARTY TRANSACTIONS AND PARENT COMPANY INVESTMENT

Allocation of general corporate and other expenses

The combined financial statements include expense allocations for certain functions provided by Federal-Mogul Holdings, including, but not limited to, finance, legal, information technology, human resources, communications, ethics and compliance and employee benefits and incentives. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount, or other measures. During the years ended December 31, 2013 and 2012, the Company was allocated the following functional costs incurred by Federal-Mogul Holdings, which are included in the combined statements of comprehensive income (loss) as follows:

	Year Ended December 31
	2013	2012
	(Millions of Dollars)
Selling, general and administrative expenses	$47	$87
R&D expenses	—	1

Total	$47	$88

The expense allocations have been determined on a basis that both the Company and Federal-Mogul Holdings consider to be a reasonable reflection of the utilization of services provided or the benefit received by the Company during the periods presented. However, the allocations may not reflect the expenses the Company would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the chosen organization structure, which functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Related party purchases

The Company purchases certain finished goods from Federal-Mogul Holdings on an ongoing basis. Such purchases totaled $284 and $304 for the years ended December 31, 2013 and 2012, respectively, and are included within Cost of products sold in the combined statements of comprehensive income (loss). The Company had sales of $38 million and $31 million to Federal-Mogul Holdings for the years ended December 31, 2013 and 2012, respectively.

Parent company investment

It is not meaningful to show share capital or retained earnings for the Company. The net assets are represented by the cumulative investment of Federal-Mogul Holdings that is shown as Parent company investment, which comprises share capital and retained earnings of the companies within Federal-Mogul Holdings, after eliminating investments in the companies within the Federal-Mogul Holdings group.

Net transfers to parent are included within parent company investment on the Combined Statements of Investments in FM Motorparts. The components of the net transfers to parent for the years ended December 31, 2013 and 2012 are as follows:

	Year Ended December 31
	2013	2012
	(Millions of Dollars)
Net change in income tax accounts	$(6)	$13
Allocation of overhead/other expenses	(47)	(88)
Net advances (to) from parent	(153)	131

Total net transfers (to) from parent	(206)	$56

11.	INVESTMENTS IN NON-COMBINED AFFILIATES

Federal-Mogul Holdings maintains investments in an affiliate in South Korea and a joint venture in Turkey, each of which contains operations associated with the Company’s business. Federal-Mogul Holdings’ ownership percentages are 34% for the South Korea affiliate and 50% for the Turkey joint venture. These affiliates are not controlled by either Federal-Mogul Holdings or the Company. The investments are shown as investments in non-combined affiliates and represent the FM Motorparts components of these Federal-Mogul Holdings investments. These affiliates are businesses established and maintained in connection with the Company’s operating strategy and are not special purpose entities.

The following represents the Company’s aggregate investments in these affiliates:

	December 31
	2013	2012
	(Millions of Dollars)
Investments in non-combined affiliates	$42	$45

The following table represents amounts reflected in the Company’s financial statements related to non-combined affiliates:

	Year Ended December 31
	2013	2012
	(Millions of Dollars)
Equity earnings of non-combined affiliates	$10	$13
Cash dividends received from non-combined affiliates	13	11

The following tables present selected aggregated financial information of Federal-Mogul Holdings’ non-consolidated affiliates in South Korea and Turkey. The investments included in the combined financial statements represent the Company’s portion of the earnings based on how the Company was historically managed within Federal-Mogul Holdings.

	Year Ended December 31
	2013	2012
	(Millions of Dollars)
Statements of Comprehensive Income (Loss)
Sales	$461	$427
Gross profit	97	84
Income from continuing operations	70	65
Net income	55	52

	December 31
	2013	2012
	(Millions of Dollars)
Balance Sheets
Current assets	$211	$213
Noncurrent assets	191	178
Current liabilities	81	75
Noncurrent liabilities	12	12

The Company and the Turkey joint venture referenced above purchase inventory from each other. Purchases from the Turkey joint venture for the years ended December 31, 2013 and 2012 were $21 million and $23 million, respectively. Sales to the Turkey joint venture for the years ended December 31, 2013 and 2012 were $4 million and $5 million, respectively. The Company had net accounts payable balances with the Turkey joint venture of $3 million and $3 million as of December 31, 2013 and 2012, respectively.

12.	ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31
	2013	2012
	(Millions of Dollars)
Accrued rebates	$122	$111
Accrued compensation	65	46
Alleged defective products	30	42
Accrued product returns	20	20
Non-income tax payable	17	15
Restructuring	14	5
Accrued professional services	6	3
Accrued income taxes	4	6
Other	1	—

	$279	$248

13.	PENSIONS AND OTHER POSTEMPLOYMENT BENEFITS

The Company sponsors defined benefit pension plans (“Pension Benefits”) and postretirement health care and life insurance benefits (“Other Postemployment Benefits” or “OPEB”) for certain employees and retirees outside of the United States. Using appropriate actuarial methods and assumptions, the Company’s defined benefit pension plans and postemployment benefits other than pensions are accounted for in accordance with FASB ASC Topic 715, Compensation—Retirement Benefits (“FASB ASC 715”).

The measurement date for all defined benefit plans is December 31. The following provides a reconciliation of the plans’ benefit obligations, plan assets, funded status and recognition in the combined balance sheets:

	Pension Benefits		Other Postemployment Benefits
	2013	2012	2013	2012
Change in benefit obligation:
Benefit obligation, beginning of year	$54	$42	$22	$19
Service cost	3	2	—	—
Interest cost	2	2	1	1
Benefits paid	(6)	(2)	(1)	(1)
Plan amendments	—	1	—	—
Actuarial (gains) losses and changes in actuarial assumptions	(1)	8	(2)	3
Net transfers out	(1)	—	—	—
Currency translation	2	1	(3)	—

Benefit obligation, end of year	$53	$54	$17	$22

Change in plan assets:
Fair value of plan assets, beginning of year	$24	$21	$—	$—
Actual return on plan assets	1	—	—	—
Employee contributions	4	—	—	—
Company contributions	—	3	1	1
Benefits paid	(6)	(2)	(1)	(1)
Expenses	(1)	—	—	—
Currency translation	1	1	—	—

Fair value of plan assets, end of year	$23	$23	$—	$—

Funded status of the plan	$(30)	$(31)	$(17)	$(22)

Amounts recognized in the combined balance sheets:
Current liabilities	$(1)	$(1)	$(1)	$(1)
Noncurrent liabilities	(29)	(30)	(16)	(21)

Net amount recognized	$(30)	$(31)	$(17)	$(22)

Amounts recognized in accumulated other comprehensive loss, inclusive of tax impacts:
Net actuarial loss	$9	$10	$—	$—

Total	$9	$10	$—	$—

Weighted-average assumptions used to determine the benefit obligation as of December 31:

	Pension Benefits		Other Postemployment Benefits
	2013	2012	2013	2012
Discount rate	3.41%	3.02%	6.17%	5.79%
Rate of compensation increase	3.32%	3.35%	—	—

Weighted-average assumptions used to determine net periodic benefit cost (credit) for the years ended December 31:

	Pension Benefits		Other Postemployment Benefits
	2013	2012	2013	2012
Discount rate	3.02%	4.78%	7.53%	8.30%
Expected return on plan assets	3.19%	4.33%	—	—
Rate of compensation increase	3.35%	3.38%	—	—

The Company evaluates its discount rate assumption annually as of December 31 for each of its retirement-related benefit plans based upon the yield of high quality, fixed-income debt instruments, the maturities of which correspond to expected benefit payment dates.

The Company’s expected return on assets is established annually through analysis of anticipated future long-term investment performance for the plan based upon the asset allocation strategy. While the study gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term prospective rate.

The majority of the assets are invested through insurance contracts. The insurance contracts guarantee a minimum rate of return. The Company has no input into the investment strategy of the assets underlying the contracts, but they are typically heavily invested in active bond markets and are highly regulated by local law.

Information for defined benefit plans with projected benefit obligations in excess of plan assets:

	Pension Benefits		Other Postemployment Benefits
	2013	2012	2013	2012
	(Millions of Dollars)
Projected benefit obligation	$53	$54	$17	$22
Fair value of plan assets	23	23	—	—

Information for pension plans with accumulated benefit obligations in excess of plan assets:

	Pension Benefits
	2013	2012
	(Millions of Dollars)
Projected benefit obligation	$51	$54
Accumulated benefit obligation	38	42
Fair value of plan assets	21	23

The accumulated benefit obligation for all pension plans is $40 million and $42 million as of December 31, 2013 and 2012, respectively.

Components of net periodic benefit cost (credit) for the years ended December 31, 2013 and 2012 were as follows:

	Pension Benefits		Other Postemployment Benefits
	2013	2012	2013	2012
	(Millions of Dollars)
Service cost	$3	$2	$—	$—
Interest cost	1	2	1	1
Expected return on plan assets	(1)	(1)	—	—
Settlement loss	1	—	—	—

Net periodic cost	$4	$3	$1	$1

Approximately $1 million in “accumulated other comprehensive loss” is expected to be recognized as a component of net periodic benefit cost over the next fiscal year.

The assumed health care and drug cost trend rates used to measure next year’s postemployment healthcare benefits are as follows:

	Other Postemployment Benefits
	2013	2012
Health care cost trend rate	6.88%	7.25%
Ultimate health care cost trend rate	5.00%	5.00%
Year ultimate health care cost trend rate reached	2018	2018
Drug cost trend rate	7.81%	8.38%
Ultimate drug cost trend rate	5.00%	5.00%
Year ultimate drug cost trend rate reached	2018	2018

Projected benefit payments from the plans are estimated as follows:

	Pension Benefits	Other Postemployment Benefits
	(Millions of Dollars)
2014	$2	$1
2015	2	1
2016	3	1
2017	3	1
2018	4	1
Years 2019-2022	19	7

The Company expects to contribute approximately $3 million to its pension plans in 2014.

Defined Contribution Pension Plans

Many of the Company’s employees are eligible to contribute to a Parent sponsored defined contribution pension plan. Effective January 1, 2013, the Company amended its U.S. defined contribution plan to allow for an enhanced company match and company provided age-based contributions for eligible U.S. salaried and non-union hourly employees. The total expenses attributable to the Company’s defined contribution savings plan were $19 million and $9 million for the years ended December 31, 2013 and 2012, respectively.

Multiemployer Pension and Other Postemployment Plans

Certain of the Company’s U.S. employees participate in defined benefit pension and other postemployment benefit plans (collectively, “Shared Plans”) sponsored by Federal-Mogul Holdings. The Company has recorded expense of $1 million for the year ended December 31, 2013 and $9 million for the year ended December 31, 2012 to record its allocation of pension and other postretirement benefit costs related to the Shared Plans.

14.	INCOME TAXES

Operations of certain businesses included in FM Motorparts’ combined financial statements are divisions of legal entities included in Federal-Mogul Corporation’s consolidated U.S. federal and state income tax returns, or tax returns of non-U.S. subsidiaries of Federal-Mogul Corporation. The provision for income taxes and related balance sheet accounts of such entities have been prepared and presented in the combined financial statements based on a separate return basis. Differences between FM Motorparts’ separate return income tax provision and cash flows attributable to income taxes for businesses that were divisions of legal entities have been recognized as capital contributions from, or dividends to, Federal-Mogul Corporation, within FM Motorparts’ net parent investment.

Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The components of income (loss) from continuing operations before income taxes consist of the following:

	Year Ended December 31
	2013	2012
	(Millions of Dollars)
U.S.	$65	$(46)
International	12	(52)

Total	$77	$(98)

Significant components of the expense for income taxes are as follows:

	Year Ended December 31
	2013	2012
	(Millions of Dollars)
Current:
Federal, state and local	$(45)	$(49)
International	(26)	(22)

Total current	(71)	(71)
Deferred:
Federal, state and local	20	40
International	(5)	12

Total deferred	15	52

	$(56)	$(19)

The reconciliation of income taxes computed at the United States federal statutory tax rate to income tax (expense) benefit is:

	Year Ended December 31
	2013	2012
	(Millions of Dollars)
Income tax (expense) benefit at U.S. statutory rate	$(27)	$35
Tax effect from:
Goodwill impairment	—	(37)
Non-consolidated foreign affiliates	3	5
Tax holidays, incentives and minimum tax	—	3
Foreign rate variance and enacted rate change	(6)	(6)
State income taxes	(3)	(2)
Uncertain tax positions and assessments	(9)	10
Valuation allowances	(15)	(25)
Other	1	(2)

Income tax expense	$(56)	$(19)

The following table summarizes the Company’s total (provision) benefit for income taxes by component:

	Year Ended December 31
	2013	2012
	(Millions of Dollars)
Income tax expense	$(56)	$(19)
Adjustments to goodwill	—	—
Allocated to parent company investment:
Postemployment benefits	1	2
Valuation allowances	(1)	—

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31
	2013	2012
	(Millions of Dollars)
Deferred tax assets
Net operating loss carryforwards	$113	$113
Postemployment benefits, including pensions	10	9
Reorganization costs	5	2
Inventory	34	31
Warranty	12	16
Other temporary differences	36	26
Tax credits	1	1

Total deferred tax assets	211	198
Valuation allowances for deferred tax assets	(113)	(98)

Net deferred tax assets	98	100

Deferred tax liabilities
Intangible assets	(159)	(179)
Fixed assets	(12)	(5)

Total deferred tax liabilities	(171)	(184)

	$(73)	$(84)

Deferred tax assets and liabilities are recorded in the combined balance sheets as follows:

	December 31
	2013	2012
	(Millions of Dollars)
Assets:
Prepaid expenses and other current assets	$72	$67
Other noncurrent assets	5	14
Liabilities:
Long-term portion of deferred income taxes	(150)	(165)

	$(73)	$(84)

The Company continues to maintain a valuation allowance related to its net deferred tax assets in multiple jurisdictions. As of December 31, 2013, the Company had valuation allowances of $110 million related to tax loss and credit carryforwards. The current and future provision for income taxes may be significantly impacted by changes to valuation allowances in certain countries. These allowances will be maintained until it is more likely than not that the deferred tax assets will be realized. The future provision for income taxes will include no tax benefit with respect to losses incurred and no tax expense with respect to income generated in these countries until the respective valuation allowance is eliminated.

At December 31, 2013, the Company had a deferred tax asset before valuation allowance of $114 million for tax loss carryforwards and tax credits, including: $38 million in the United Kingdom with no expiration date; and $76 million in other jurisdictions with various expiration dates.

Cash paid to governmental authorities, net of refunds received, by separate legal entities were $1 million and $5 million for the years ended December 31, 2013 and 2012, respectively.

Deferred income taxes have not been established with respect to undistributed earnings of certain foreign subsidiaries included in the combined financial statements. The Company did not record taxes on its undistributed earnings at December 31, 2013 since these earnings are considered by the Company to be permanently reinvested. If at some future date these earnings cease to be permanently reinvested, the Company may be subject to United States income taxes and foreign withholding taxes on such amounts. Determining the unrecognized deferred tax liability on the potential distribution of these earnings is not practicable as such liability, if any, is dependent on circumstances existing when remittance occurs. However, the deferred income tax liabilities of approximately $2 million and $3 million have been recorded on the investments in non-combined affiliates, at December 31, 2013 and 2012, respectively.

At December 31, 2013 and 2012, the Company had total unrecognized tax benefits of $34 million and $30 million, respectively. Of these totals, $22 million and $21 million, respectively, represent the amounts of unrecognized tax benefits that, if recognized, would affect the effective income tax rates. The total unrecognized tax benefits differ from the amounts which would affect the effective tax rates primarily due to the impact of valuation allowances.

A summary of the changes in the gross amount of unrecognized tax benefits for the years ended December 31, 2013 and 2012 is shown below:

	Year Ended December 31
	2013	2012
	(Millions of Dollars)
Change in unrecognized tax benefits
Balance at January 1	$30	$41
Additions based on tax positions related to the current year	4	2
Additions for tax positions of prior years	2	2
Decreases for tax positions of prior years	(1)	(5)
Decreases for statute of limitations expiration	(2)	(12)
Settlements	1	1
Impact of currency translation	—	1

Balance at December 31	$34	$30

The Company classifies tax-related penalties and net interest as income tax expense. As of December 31, 2013 and 2012, the Company recorded $19 million and $13 million, respectively, in liabilities for tax-related net interest and penalties on its combined balance sheet. During the years ended December 31, 2013 and 2012, the Company recorded tax expenses related to a net increase in its liability for interest and penalties of $5 million and $2 million, respectively.

The Company operates in multiple jurisdictions throughout the world. The Company is no longer subject to U.S. federal tax examinations for years before 2010 or state and local tax examinations for years before 2008, with limited exceptions. Furthermore, the Company is no longer subject to income tax examinations in major foreign tax jurisdictions for years prior to 2005. The income tax returns of foreign subsidiaries in various tax jurisdictions are currently under examination.

The Company believes that it is reasonably possible that its unrecognized tax benefits in multiple jurisdictions, which primarily relate to transfer pricing, corporate reorganization and various other matters, may decrease by approximately $9 million in the next 12 months due to audit settlements or statute expirations, of which approximately $9 million, if recognized, could impact the effective tax rate.

15.	COMMITMENTS AND CONTINGENCIES

Environmental Matters

The Company is a defendant in lawsuits filed, or the recipient of administrative orders issued or demand letters received, in various jurisdictions pursuant to the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980 (“CERCLA”) or other similar national, provincial or state environmental remedial laws. These laws provide that responsible parties may be liable to pay for remediating contamination resulting from hazardous substances that were discharged into the environment by them, by prior owners or occupants of property they currently own or operate, or by others to whom they sent such substances for treatment or other disposition at third party locations. The Company has been notified by the United States Environmental Protection Agency, other national environmental agencies, and various provincial and state agencies that it may be a potentially responsible party (“PRP”) under such laws for the cost of remediating hazardous substances pursuant to CERCLA and other national and state or provincial environmental laws. PRP designation typically requires the funding of site investigations and subsequent remedial activities.

Many of the sites that are likely to be the costliest to remediate are often current or former commercial waste disposal facilities to which numerous companies sent wastes. Despite the potential joint and several liability that might be imposed on the Company under CERCLA and some of the other laws pertaining to these sites, the Company’s share of the total waste sent to these sites generally has been small. The Company believes its exposure for liability at these sites is limited.

The Company has also identified certain other present and former properties at which it may be responsible for cleaning up or addressing environmental contamination, in some cases as a result of contractual commitments and/or federal or state environmental laws. The Company is actively seeking to resolve these actual and potential statutory, regulatory and contractual obligations. Although difficult to quantify based on the complexity of the issues, the Company has accrued amounts corresponding to its best estimate of the costs associated with such regulatory and contractual obligations on the basis of available information from site investigations and best professional judgment of consultants.

Total environmental liabilities, determined on an undiscounted basis are included in the combined balance sheets as follows:

	December 31
	2013	2012
	(Millions of Dollars)
Other current liabilities	$2	$2
Other accrued liabilities (noncurrent)	2	2

	$4	$4

Management believes that recorded environmental liabilities will be adequate to cover the Company’s estimated liability for its exposure in respect to such matters. In the event that such liabilities were to significantly exceed the amounts recorded by the Company, the Company’s results of operations and financial condition could be materially affected. At December 31, 2013, management estimates that reasonably possible material additional losses above and beyond management’s best estimate of required remediation costs as recorded approximate $28 million.

Asset Retirement Obligations

The Company records asset retirement obligations (“ARO”) in accordance with FASB ASC 410. The Company’s primary ARO activities relate to the removal of hazardous building materials at its facilities. The Company records an ARO at fair value upon initial recognition when the amount can be reasonably estimated, typically upon the expectation that an operating site may be closed or sold. ARO fair values are determined based on the Company’s determination of what a third party would charge to perform the remediation activities, generally using a present value technique.

For those sites that the Company identifies in the future for closure or sale, or for which it otherwise believes it has a reasonable basis to assign probabilities to a range of potential settlement dates, the Company will review these sites for both ARO and impairment issues.

The Company has identified sites with contractual obligations and several sites that are closed or expected to be closed and sold. In connection with these sites, the Company maintains ARO liabilities in the combined balance sheets as follows:

	December 31
	2013	2012
	(Millions of Dollars)
Other current liabilities	$2	$2
Other accrued liabilities (noncurrent)	15	19

	$17	$21

The following is a rollforward of the Company’s ARO liability for the two years ended December 31, 2013 and 2012 (in millions of dollars):

Balance at January 1, 2012	$17
Liabilities incurred	5
Liabilities settled/adjustments	(1)

Balance at December 31, 2012	21
Liabilities settled/adjustments	(4)

Balance at December 31, 2013	$17

The Company has conditional asset retirement obligations (“CARO”), primarily related to removal costs of hazardous materials in buildings, for which it believes reasonable cost estimates cannot be made at this time because the Company does not believe it has a reasonable basis to assign probabilities to a range of potential settlement dates for these retirement obligations. Accordingly, the Company is currently unable to determine amounts to accrue for CARO at such sites.

Affiliate Pension Obligations

Mr. Carl C. Icahn and his affiliates collectively own more than 80% of the voting power of Federal-Mogul Holdings. As a result of the more than 80% ownership interest in Federal-Mogul Holdings by Mr. Icahn’s affiliates, Federal-Mogul Holdings and, as a result of the spin-off discussed in Note 1, the Company will be subject to the pension liabilities of all entities in which Mr. Icahn has a direct or indirect ownership interest of at least 80%. One such entity, ACF Industries LLC (“ACF”), is the sponsor of several pension plans. All of the minimum funding requirements of the Code and the Employee Retirement Income Security Act of 1974 for these plans have been met as of December 31, 2013. If the ACF plans were voluntarily terminated, they would be underfunded by approximately $100 million as of December 31, 2013. These results are based on the most recent information provided by the plans’ actuaries. These liabilities could increase or decrease, depending on a number of factors, including future changes in benefits, investment returns, and the assumptions used to calculate the liability. As a member of the controlled group, the Company would be liable for any failure of ACF to make ongoing pension contributions or to pay the unfunded liabilities upon a termination of the pension plans of ACF. In addition, other entities now or in the future within the controlled group in which the Company is included may have pension plan obligations that are, or may become, underfunded and the Company would be liable for any failure of such entities to make ongoing pension contributions or to pay the unfunded liabilities upon termination of such plans. Further, the failure to pay these pension obligations when due may result in the creation of liens in favor of the pension plan or the Pension Benefit Guaranty Corporation (“PBGC”) against the assets of each member of the controlled group.

The current underfunded status of the pension plans of ACF requires it to notify the PBGC of certain “reportable events,” such as if the Company ceases to be a member of the ACF controlled group, or the Company makes certain extraordinary dividends or stock redemptions. The obligation to report could cause the Company to seek to delay or reconsider the occurrence of such reportable events.

In addition, following the spin-off, the Company will be subject to the pension liabilities of Federal-Mogul Holdings as a member of the controlled group. If the Federal-Mogul Holdings plan was voluntarily terminated, it would be underfunded by approximately $275 million as of December 31, 2013, based on the most recent information provided by the plan’s actuaries.

Icahn Enterprises Holdings L.P. and IEH FM Holdings LLC have undertaken to indemnify Federal-Mogul Holdings and, as a result of the spin-off discussed in Note 1, it is expected that they will indemnify the Company for any and all liability imposed upon the Company pursuant to the Employee Retirement Income Security Act of 1974, as amended, or any regulation thereunder (“ERISA”) resulting from the Company being considered a member of a controlled group within the meaning of ERISA § 4001(a)(14) of which American Entertainment Properties Corporation is a member, except with respect to liability in respect to any employee benefit plan, as defined by ERISA § 3(3), maintained by the Company. Icahn Enterprises Holdings L.P. and IEH FM Holdings LLC are not required to maintain any specific net worth and there can be no guarantee Icahn Enterprises Holdings L.P. and IEH FM Holdings LLC will be able to fund its indemnification obligations to the Company.

Other Matters

On April 25, 2014, a group of plaintiffs brought an action against Federal-Mogul Products, Inc. (“F-M Products”), a wholly owned subsidiary of Federal-Mogul Holdings, alleging injuries and damages associated with the discharge of chlorinated hydrocarbons by the former owner of an FM Motorparts facility located in Kentucky. Since 1998, when F-M Products acquired the facility, it has been cooperating with the applicable regulatory agencies on remediating the prior discharges pursuant to an order entered into by the facility’s former owner. The Company is unable to estimate any reasonably possible range of loss for reasons including that the plaintiffs did not claim any amount of damages in their complaint. F-M Products intends to vigorously defend this litigation.

The Company is involved in other legal actions and claims, directly and through its subsidiaries. Management does not believe that the outcomes of these other actions or claims are likely to have a material adverse effect on the Company’s combined financial position, results of operations or cash flows.

16.	CHANGES IN ACCUMULATED OTHER COMPREHENSIVE LOSS BY COMPONENT (NET OF TAX)

The following represents the Company’s changes in accumulated other comprehensive loss (“AOCL”) by component for the year ended December 31, 2013:

	Foreign Currency Translation Adjustments	Pensions and Other Post- employment Benefits	Total
	(Millions of Dollars)
Balance at January 1, 2013	$(126)	$(10)	$(136)
Other comprehensive income before reclassifications	13	—	13
Amounts reclassified from AOCL	—	1	1

Other comprehensive income	13	1	14

Balance at December 31, 2013	$(113)	$(9)	$(122)

17.	RECLASSIFICATIONS OUT OF OTHER COMPREHENSIVE LOSS

Items reclassified in their entirety out of AOCL to net income for the year ended December 31, 2013 included $1 million in amortization of actuarial losses, included in the Selling, general and administrative expenses in the combined statements of comprehensive income (loss).

18.	THAILAND MANUFACTURING FACILITY FLOOD

In October 2011, a flood occurred at the Company’s manufacturing facility in Ayutthaya, Thailand. This facility was partially submerged in the flood waters for a period of approximately six weeks, resulting in extensive damage to the facility and the loss of substantially all of its related equipment and inventory. Operations at the facility are currently suspended.

In addition to other coverage, the Company believes its insurance policies provide for replacement of damaged property, sales value of destroyed inventory, reimbursement for losses due to interruption of business operations, and reimbursement of expenditures incurred to restore operations. In February and April 2012, the Company received cash advances from its insurance carrier of $25 million and $5 million, respectively. The Company utilized all cash proceeds received and is in litigation with the applicable insurance carrier regarding recovery of additional insurance proceeds related to the flood.

19.	SUBSEQUENT EVENTS

The Company evaluated subsequent events for recognition or disclosure through December 23, 2014, the date the combined financial statements were available to be issued. There are no subsequent events having a material effect on the Company’s financial statements.

20.	OPERATIONS BY GEOGRAPHIC SEGMENT

FM Motorparts sells a broad portfolio of leading brands and products across three geographic business segments: Americas, EMEA and Asia-Pacific. For the year ended December 31, 2013, FM Motorparts derived approximately 58% of its sales in the Americas, approximately 37% of its sales in EMEA and 5% of its sales in Asia-Pacific. Each of the Company’s operating segments reports its results from operations and makes its requests for capital expenditures directly to the Company’s chief operating decision-maker.

Operational EBITDA is defined as earnings from continuing operations before interest, income taxes, depreciation and amortization, and certain items such as restructuring and related costs, and impairment charges, gains or losses on the sales of businesses, the non-service cost components of the U.S. based funded pension plan, OPEB curtailment gains or losses, the income statement impacts associated with stock appreciation rights, loss on extinguishment of debt and costs associated with acquisitions, legal separation and headquarters relocation. Management believes that Operational EBITDA provides supplemental information for management and investors to evaluate the operating performance of its business. Management uses and believes that investors benefit from referring to Operational EBITDA in assessing the Company’s operating results, as well as in planning, forecasting and analyzing future periods, because Operational EBITDA is a measure of corporate performance exclusive of capital structure and the method by which assets were acquired and financed. Operational EBITDA should not be considered in isolation or as a substitute for net income (loss) or other income statement or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Also, Operational EBITDA, as determined and presented by the Company, may not be comparable to related or similarly titled measures reported by other companies.

Net sales, cost of products sold, and gross profit information are as follows:

	Year Ended December 31
	Net Sales		Cost of Products Sold		Gross Profit
	2013	2012	2013	2012	2013	2012
	(Millions of Dollars)
Americas	$1,714	$1,764	$(1,416)	$(1,473)	$298	$291
EMEA	1,076	918	(891)	(769)	185	149
Asia-Pacific	145	171	(125)	(147)	20	24

Total	$2,935	$2,853	$(2,432)	$(2,389)	$503	$464

Operational EBITDA and the reconciliation to net income (loss) were as follows:

	Year Ended December 31
	2013	2012
	(Millions of Dollars)
Americas	$146	$141
EMEA	67	63
Asia-Pacific	1	(3)

Total Operational EBITDA	214	201
Items required to reconcile Operational EBITDA to net income (loss):
Depreciation and amortization	(106)	(108)
Interest expense, net	(2)	(1)
Acquisition, legal separation and headquarter relocation costs	(4)	—
Discontinued operations	(10)	(2)
Restructuring expense, net	(21)	(17)
Stock appreciation rights	(2)	1
Adjustment of assets to fair value	(2)	(175)
Income tax expense	(56)	(19)
Other	—	1

Net income (loss)	$11	$(119)

Total assets, capital expenditures, and depreciation and amortization information by reporting segment is as set forth in the tables below. Goodwill was assigned to geographic segment based on individual geographic segment fair values over values attributed to specific intangible and tangible assets.

	Total Assets		Capital Expenditures		Depreciation and Amortization
	December 31		Year Ended December 31		Year Ended December 31
	2013	2012	2013	2012	2013	2012
	(Millions of Dollars)
Americas	$1,999	$2,212	$46	$43	$74	$74
EMEA	871	804	32	26	27	29
Asia-Pacific	147	149	9	9	5	5

Total Company	$3,017	$3,165	$87	$78	$106	$108

FEDERAL-MOGUL MOTORPARTS

Condensed Combined Statements of Comprehensive Income (Loss)

(Unaudited)

	Nine Months Ended September 30
	2014	2013
	(Millions of Dollars)
Net sales	$2,370	$2,209
Cost of products sold	(1,962)	(1,825)

Gross profit	408	384
Selling, general and administrative expenses	(318)	(277)
Amortization expense	(28)	(27)
Restructuring expense, net	(21)	(7)
Equity earnings of non-combined affiliates	12	8
Adjustment of assets to fair value	(1)	—
Other expense, net	(7)	(8)

Income from continuing operations before income taxes	45	73
Income tax expense	(36)	(43)

Net income	9	30
Loss from discontinued operations, net of tax	—	(10)

Net income	9	20

Other comprehensive income (loss):
Foreign currency translation adjustments	(77)	5

Pensions and other postemployment benefits:
Net unrealized pensions and other postemployment benefits (costs) credits arising during year	3	(4)
Reclassification of net pensions and other postemployment benefits costs included in net income during year	—	1

Pensions and other postemployment benefits, net of tax	3	(3)
Other comprehensive income (loss), net of tax	(74)	2

Comprehensive income (loss)	$(65)	$22

See accompanying notes to condensed combined financial statements.

FEDERAL-MOGUL MOTORPARTS

Condensed Combined Balance Sheets

(Unaudited)

	September 30 2014	December 31 2013
	(Millions of Dollars)
ASSETS
Current Assets:
Cash and equivalents	$4	$6
Accounts receivable, net	981	856
Inventories, net	825	674
Prepaid expenses and other current assets	145	128

Total current assets	1,955	1,664
Property, plant and equipment, net	616	485
Goodwill and other indefinite-lived intangible assets	554	527
Definite-lived intangible assets, net	310	288
Investments in non-combined affiliates	57	42
Other noncurrent assets	39	11

	$3,531	$3,017

LIABILITIES AND PARENT COMPANY INVESTMENT
Current Liabilities:
Short-term debt, including current portion of long-term debt	$12	$23
Accounts payable	523	364
Accrued liabilities	328	279
Current portion of pensions and other postemployment benefits liability	7	2
Other current liabilities	95	67

Total current liabilities	965	735

Long-term debt	1	1
Pensions and other postemployment benefits liability	95	54
Long-term portion of deferred income taxes	150	150
Other accrued liabilities	77	74

Parent company investment in FM Motorparts
Accumulated other comprehensive loss	(196)	(122)
Net parent investment	2,439	2,125

Total parent company investment	2,243	2,003

	$3,531	$3,017

See accompanying notes to condensed combined financial statements.

FEDERAL-MOGUL MOTORPARTS

Condensed Combined Statements of Cash Flows

(Unaudited)

	Nine Months Ended September 30
	2014	2013
	(Millions of Dollars)
Cash Provided From (Used By) Operating Activities
Net income	$9	$20
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	90	79
Restructuring expense, net	21	7
Payments against restructuring liabilities	(20)	(8)
Equity earnings of non-combined affiliates	(12)	(8)
Cash dividends received from non-combined affiliates	5	12
Stock appreciation rights	(1)	1
Change in pensions and other postemployment benefits	(12)	(4)
Net loss from business disposition	—	11
Adjustments of assets to fair value	1	—
Deferred tax benefit	(7)	(2)

Operational cash flow before working capital changes	74	108
Change in operating assets and liabilities:
Accounts receivable	(39)	3
Inventories	(38)	2
Accounts payable	67	21
Other assets and liabilities	18	9

Total change in operating assets and liabilities	8	35

Net cash provided from operating activities	82	143

Cash Provided From (Used By) Investing Activities
Expenditures for property, plant and equipment	(67)	(64)
Payments to acquire businesses, net of cash acquired	(296)	—
Net proceeds associated with business disposition	—	41

Net cash used by investing activities	(363)	(23)

Cash Provided From (Used By) Financing Activities
Contingent consideration to acquire business	(9)	—
Change in short-term debt	(11)	(2)
Net transfers (to) from parent	299	(122)

Net cash provided from (used by) financing activities	279	(124)
Decrease in cash and equivalents	(2)	(4)
Cash and equivalents at beginning of period	6	10

Cash and equivalents at end of period	$4	$6

See accompanying notes to condensed combined financial statements.

FEDERAL-MOGUL MOTORPARTS

Condensed Statements of Parent Company Investment in Federal-Mogul Motorparts

(Unaudited)

	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Total
	(Millions of Dollars)
Balance at January 1, 2013	$2,320	$(136)	$2,184
Net income	11	—	11
Net parent transfers	(206)	—	(206)
Other comprehensive income, net of tax	—	14	14

Balance at December 31, 2013	2,125	(122)	2,003
Net income	9	—	9
Net parent transfers	305	—	305
Other comprehensive loss, net of tax	—	(74)	(74)

Balance at September 30, 2014	$2,439	$(196)	$2,243

See accompanying notes to condensed combined financial statements.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

1.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial data presented herein is unaudited and should be read in conjunction with the condensed combined financial statements and accompanying notes of the Company as of December 31, 2013 and 2012. In the opinion of management, the financial data presented includes all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Results for interim periods should not be considered indicative of results for the full year.

Business Description:

On September 3, 2014, Federal-Mogul Holdings Corporation (“Federal-Mogul Holdings” or “Parent”) announced plans to separate its two businesses, the Powertrain Business, which supplies advanced technologies and precision components for demanding powertrain applications and environments for use in automotive, heavy duty and industrial applications, and the Motorparts Business, which sells and distributes leading products and globally recognized brands in the global vehicle aftermarket, while also serving OEMs with products including braking, chassis and wipers in automotive, heavy duty and certain other transportation-related applications (“FM Motorparts”, or the “Company”), into two independent public companies. Immediately prior to the spin-off, Federal-Mogul Holdings will own and operate the Powertrain Business and FM Motorparts will own and operate the Motorparts Business. Federal-Mogul Holdings then will distribute the FM Motorparts common stock pro rata to its stockholders. Following the spin-off, FM Motorparts will operate as a separate, publicly traded company.

The distribution of FM Motorparts’ common stock is subject to the satisfaction or waiver of certain conditions, including, among others, (i) the completion of a series of transactions intended to separate the Motorparts Business and the Powertrain Business, (ii) consummation of the debt financing contemplated to be obtained in connection with the spin-off, (iii) the effectiveness of FM Motorparts the registration statement relating to the spin-off, (iv) compliance with the terms of Federal-Mogul Holdings’ existing credit agreement and (v) the receipt of an opinion from the law firm of Winston & Strawn LLP that the spin-off will meet the requirements necessary for the spin-off to receive tax-free treatment under Sections 355 and 368 and related provisions of the Internal Revenue Code of 1986, as amended.

FM Motorparts sells and distributes a broad portfolio of products in the global vehicle aftermarket under more than 20 of the world’s most recognizable brands and through customer private label programs. FM Motorparts also provides original equipment manufacturers (“OEMs”) with braking, chassis and wiper products. Approximately 75% of FM Motorparts’ revenue is derived from sales to customers in the aftermarket and approximately 25% is attributable to sales to OEMs and the original equipment service (“OES” and collectively with OEM, “OE”) channel.

Basis of Combination: These condensed combined financial statements reflect the historical financial position, results of operations and comprehensive income/loss, changes in parent company investment, and cash flows of the Company for the periods presented as the Company was historically managed within Federal-Mogul Holdings. The condensed combined financial statements have been prepared on a “carve-out basis” and are derived from the consolidated financial statements and accounting records of Federal-Mogul Holdings. The condensed combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Company’s condensed combined financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what the results of operations, financial position, and cash flows would have been had it been operated as an individual company during the periods presented.

The condensed combined financial statements include expense allocations for certain functions provided by Federal-Mogul Holdings, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, insurance and share-based compensation. These costs are included within selling and administrative expenses in the combined statements of comprehensive income (loss). During the nine months ended September 30, 2014 and 2013, the Company was allocated $21 and $36 million, respectively, of general corporate expenses incurred by Federal-Mogul Holdings, which have been attributed to FM Motorparts on the basis of direct usage when identifiable. Corporate expense allocations have been determined on a basis that the Company considers to be a reasonable reflection of the utilization of services provided or the benefit received by the Company during the periods presented. Management believes the assumptions underlying the condensed combined financial statements, including the assumptions regarding allocating general corporate expenses from Parent are reasonable. However, the allocations may not reflect the expenses the Company would have incurred as an independent, publicly traded company for the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, which functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Intercompany transactions between the Company and Federal-Mogul Holdings have been included in these condensed combined financial statements and are considered to be effectively settled for cash in the condensed combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions, exclusive of those historically settled in cash, is reflected in the combined statements of cash flows in cash flows from financing activities and in the combined balance sheets as parent company investment.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from these estimates.

Factoring of Trade Accounts Receivable: FM Motorparts subsidiaries in Brazil, France, Italy and the United States are party to accounts receivable factoring and securitization facilities. Amounts factored under these facilities consist of the following:

	September 30	December 31
	2014	2013
	(Millions of Dollars)
Gross accounts receivable factored	$202	$154
Gross accounts receivable factored, qualifying as sales	199	152

Proceeds from the factoring of accounts receivable qualifying as sales and expenses associated with the factoring of accounts receivable are as follows:

	Nine Months Ended
	September 30
	2014	2013
	(Millions of Dollars)
Proceeds from factoring qualifying as sales	$333	$352
Losses on sales of account receivables	(2)	(2)

Accounts receivable factored but not qualifying as a sale, as defined in FASB ASC Topic 860, Transfers and Servicing, were pledged as collateral and accounted for as secured borrowings and recorded in the combined balance sheets within “Accounts receivable, net” and “Short-term debt, including the current portion of long-term debt.”

The expenses associated with receivables factoring are recorded in the combined statements of comprehensive income (loss) within “Other expense, net.” Where the Company receives a fee to service and monitor these transferred receivables, such fees are sufficient to offset the costs and as such, a servicing asset or liability is not recorded as a result of such activities.

Certain of the facilities contain terms that require the Company to share in the credit risk of the sold receivables. The maximum exposure to the Company associated with these facilities’ terms was $3 million and $3 million as of September 30, 2014 and December 31, 2013, respectively. The fair values of the exposures to the Company associated with these facilities’ terms were determined to be immaterial.

Concentrations of Credit Risk: Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of accounts receivable and cash investments. The Company’s customer base includes a large number of distributors, installers and retailers of automotive aftermarket parts. The Company’s credit evaluation process and the geographical dispersion of sales transactions help to mitigate credit risk concentration. No individual customer accounted for more than 6% of the Company’s direct sales during the nine months ended September 30, 2014. Two customers collectively account for approximately 26% of the Company’s net accounts receivable balance as of September 30, 2014.

New Accounting Pronouncements:

In April 2014, the FASB issued ASU No. 2014-8, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This ASU is effective for disposals that occur within annual periods beginning on or after December 15, 2014, and interim periods within annual periods beginning on or after December 15, 2015. This ASU elevates the threshold for a disposal to qualify as discontinued operations and significantly expands the disclosure requirements for transactions that meet the criteria for discontinued operations. The Company is currently evaluating the impact that the adoption of this guidance will have on its financial position, results of operations, comprehensive income, cash flows and/or disclosures.

In May 2014, the FASB issued ASU No. 2014-9, Revenue from Contracts with Customers (Topic 606). This ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. This ASU clarifies the principles for recognizing revenue and provides a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”). The Company is currently evaluating the impact that the adoption of this guidance will have on its financial position, results of operations, comprehensive income, cash flows and/or disclosures.

In June 2014, the FASB issued ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This ASU is effective for annual periods and interim periods within those annual periods, beginning after December 15, 2015. The Company is currently evaluating the impact that the adoption of this guidance will have on its financial position, results of operations, comprehensive income, cash flows and/or disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (subtopic 205-40). This ASU is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter, and defines management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. The Company expects the adoption of this guidance will have no impact on the Company’s financial position, results of operations, comprehensive income, cash flows and disclosures.

2.	RESTRUCTURING

The Company’s restructuring activities are undertaken as necessary to execute management’s strategy and streamline operations, consolidate and take advantage of available capacity and resources, and ultimately achieve net cost reductions. Restructuring activities include efforts to integrate and rationalize the Company’s businesses and to relocate manufacturing operations to best cost manufacturing locations.

The costs contained within “Restructuring expense, net” in the Company’s condensed combined statements of comprehensive income (loss) are comprised of two types: employee costs (principally termination benefits) and facility closure costs. Termination benefits are accounted for in accordance with FASB ASC 712 and are recorded when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Termination benefits are also accounted for in accordance with FASB ASC 420 for one-time termination benefits and are recorded dependent upon future service requirements. Facility closure and other costs are accounted for in accordance with FASB ASC 420 and are recorded when the liability is incurred.

Estimates of restructuring expenses are based on information available at the time such charges are recorded. In certain countries where the Company operates, statutory requirements include involuntary termination benefits that extend several years into the future. Accordingly, severance payments continue well past the date of termination at many non-U.S. locations. Thus, restructuring programs appear to be ongoing when, in fact, terminations and other activities have been substantially completed.

Restructuring opportunities include potential plant closures and employee headcount reductions in various countries that require consultation with various parties including, but not limited to, unions/works councils, local governments and/or customers. The consultation process can take a significant amount of time and impact the final outcome and timing. FM Motorparts’ policy is to record a provision for qualifying restructuring costs in accordance with the applicable accounting guidance.

Management expects to finance its restructuring programs through cash generated from its ongoing operations or through cash available under its existing credit facility, subject to the terms of applicable covenants. Management does not expect that the execution of such programs will have an adverse impact on its liquidity position.

The following table is a summary by reporting segment, of the Company’s combined restructuring liabilities and related activity for the nine months ended September 30, 2014.

	Americas		EMEA		Total
	(Millions of Dollars)
	Employee Cost	Facilities	Employee Cost	Facilities	Employee Cost	Facilities
Balance at January 1, 2014	$4	$—	$10	$—	$14	$—
Provisions	5	2	12	2	17	4
Payments	(4)	(2)	(12)	(2)	(16)	(4)

Balance at September 30, 2014	$5	$—	$10	$—	$15	$—

The Company received approval to evaluate restructuring opportunities in order to improve operating performance. As such, the Company has initiated several programs and will on an ongoing basis continue to evaluate alternatives to align its business with executive management’s strategy.

Net combined restructuring costs by type of exit cost are as follows:

	Total Expected Costs	Costs in 2013	Costs in 2014	Estimated Additional Costs
	(Millions of Dollars)
Employee costs	$23	$15	$4	$4
Facility costs	9	2	1	6

	$32	$17	$5	$10

3.	OTHER EXPENSE, NET

The specific components of “Other expense, net” are as follows:

	Nine Months Ended
	September 30
	2014	2013
	(Millions of Dollars)
Foreign currency exchange	$(2)	$(5)
Losses on sales of account receivables	(2)	(2)
Third party royalty income	—	1
Interest expense	(2)	(2)
Other	(1)	—

	$(7)	$(8)

4.	DISCONTINUED OPERATIONS

In connection with its strategic planning process, the Company assesses its operations for market position, product technology and capability, and profitability. Those businesses not core to the Company’s long-term portfolio may be considered for divestiture or other exit activities.

During September 2013, the Company completed the divestiture of its fuel pump business. This disposal resulted in an $11 million net loss which is included in “Loss from discontinued operations, net of tax” during the nine months ended September 30, 2013.

Operating results related to discontinued operations are as follows:

Nine Months Ended
September 30
2013
(Millions of Dollars)
Net sales	$63
Cost of products sold	(62)

Gross profit	1

Operating income (no income tax impact)	1
Loss on sale of discontinued operations	(11)

Loss from discontinued operations, net of tax	$(10)

5.	ACQUISITIONS

On May 1, 2014, the Company completed the acquisition of the chassis components business of Affinia Group, Inc. (the “Affinia Acquisition”). The purchase price was $149 million, net of acquired cash.

A valuation of the assets from the Affinia Acquisition resulted in $71 million allocated to tangible net assets, $26 million allocated to goodwill, $1 million allocated to brand names, and $51 million allocated to other intangible assets based on estimated fair values as of the acquisition date as determined by third party valuation specialists. The valuation of assets was performed utilizing cost, income and market approaches.

On July 11, 2014, the Company completed the purchase of certain portions of the global brake component business of Honeywell International, Inc. (the “Honeywell Acquisition”). The business was acquired through a combination of asset and stock purchases for a base purchase price of $169 million and a provisional estimate of $15 million subject to certain customary post-closing adjustments, contingent consideration and other liabilities.

A valuation of the assets from the Honeywell Acquisition was performed utilizing cost, income and market approaches and resulted in $184 million allocated to tangible net assets.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date. The Company is in the process of obtaining third-party valuations of certain tangible and intangible assets and assumed liabilities; thus, the provisional measurements of net assets are subject to change.

Estimated Fair Value
(Millions of Dollars)
Cash, net of assumed debt	$6
Accounts receivable, net	108
Inventory, net	77
Property, plant and equipment, net	164
Accounts payable	(107)
Acquired pensions and other postemployment benefits	(60)
Other net assets	(4)

Total identifiable net assets	$184

The following pro forma results for the nine months ended September 30, 2014 and 2013, assumes the Affinia Acquisition and the Honeywell Acquisition occurred as of the beginning of 2013 and is inclusive of purchase price adjustments. The pro forma results are not necessarily indicative of the results that actually would have been obtained.

	Nine Months Ended
	September 30
	2014	2013
	(Millions of Dollars)
Net sales	$2,802	$2,879

Net loss attributable to FM Motorparts	$(4)	$—

During the nine months ended September 30, 2014, the Company recorded $1 million in transaction related expenses associated with the Affinia Acquisition, and $6 million in transaction related expenses associated with the Honeywell Acquisition, both of which are recorded in selling, general and administrative expenses within the combined statements of comprehensive income (loss).

6.	FAIR VALUE MEASUREMENTS

FASB ASC Topic 820, Fair Value Measurements and Disclosures (“FASB ASC 820”), clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, FASB ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1:	Observable inputs such as quoted prices in active markets;

Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in FASB ASC 820:

A.	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

B.	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

C.	Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

Assets and liabilities measured at fair value on a nonrecurring basis at September 30, 2014 are set forth in the table below:

	Asset	Level 3	(Loss)	Valuation Technique
		(Millions of Dollars)
September 30, 2014:
Property, plant and equipment	$14	$14	$(1)	C

Property, plant and equipment with a carrying value of $15 million was written down to its fair value of $14 million, resulting in an impairment charge of $1 million, which was recorded within “Adjustment of assets to fair value” for the nine months ended September 30, 2014. The Company determined the fair value of these assets through the use of valuation specialists.

7.	INVENTORY

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (“FIFO”) method at September 30, 2014 and December 31, 2013. Inventories are reduced by an allowance for excess and obsolete inventories based on management’s review of on-hand inventories compared to historical and estimated future sales and usage.

Net inventories consist of the following:

	September 30, 2014	December 31, 2013
	(Millions of Dollars)
Raw materials	$113	$83
Work-in-process	53	38
Finished products	741	637

	907	758
Inventory valuation allowances	(82)	(84)

	$825	$674

8.	GOODWILL AND OTHER INTANGIBLE ASSETS

Due to the complexity of the analysis required to complete the Step 1 test under ASC 350-20, Goodwill, the Company has not completed its Step 1 test in connection with its annual goodwill impairment assessment as of October 1, 2014. To the extent that the finalization of the Company’s assessment of goodwill requires adjustment to the preliminary assessment, such adjustment would be recorded in the fourth quarter of 2014. This charge would be required to adjust the carrying value of goodwill to its fair value. The estimated fair value in the draft valuations was determined based upon consideration of various valuation methodologies, including projected future cash flows discounted at rates commensurate with the risks involved, guideline transaction multiples, and multiples of current and future earnings.

As discussed in Note 16, “Operations by Geographic Area,” the Company is organized by three geographic segments. This management reporting structure was established as part of the separation discussed in Note 1. As a result of the change in reporting segments, the Company’s reporting units changed. Goodwill was reassigned to the new reporting units using a relative fair value allocation.

At September 30, 2014 and December 31, 2013, goodwill and other indefinite-lived intangible assets consisted of the following:

	September 30, 2014			December 31, 2013
	Gross Carrying Amount	Accumulated Impairment	Net Carrying Amount	Gross Carrying Amount	Accumulated Impairment	Net Carrying Amount
	(Millions of Dollars)
Goodwill	$829	$(498)	$331	$803	$(498)	$305
Trademarks and brand names	421	(198)	223	420	(198)	222

	$1,250	$(696)	$554	$1,223	$(696)	$527

At September 30, 2014 and December 31, 2013, definite-lived intangible assets consisted of the following:

	September 30, 2014			December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(Millions of Dollars)
Developed technology	$33	$(16)	$17	$33	$(14)	$19
Customer relationships	526	(233)	293	476	(207)	269

	$559	$(249)	$310	$509	$(221)	$288

The Company’s net goodwill balances by reporting segment as of September 30, 2014 and December 31, 2013 were as follows:

	September 30,	December 31,
	2014	2013
	(Millions of Dollars)
Americas	$224	$206
EMEA	85	79
Asia-Pacific	22	20

	$331	$305

The Company’s net trademarks and brand names balances by reporting segment as of September 30, 2014 and December 31, 2013 were as follows:

	September 30,	December 31,
	2014	2013
	(Millions of Dollars)
Americas	$182	$181
EMEA	41	41

	$223	$222

The following is a rollforward of the Company’s goodwill and other intangible assets (net) as of September 30, 2014 and December 31, 2013:

	Goodwill	Trademarks and Brand Names	Total Goodwill and Indefinite- Lived Intangibles	Definite- Lived Intangibles
	(Millions of Dollars)
Balance at January 1, 2014	305	222	527	288
Amortization	—	—	—	(28)
Acquisitions	26	1	27	51
Disposals	—	—	—	(1)

Balance at September 30, 2014	$331	$223	$554	$310

During the nine months ended September 30, 2014, the Company recorded $26 million of goodwill, $1 million of brand names and $51 million of customer relationships in connection with the Affinia Acquisition. See Note 5, Acquisitions, for further detail on the Affinia Acquisition.

The Company utilizes the straight line method of amortization, recognized over the estimated useful lives of the assets.

9.	RELATED PARTY TRANSACTIONS AND PARENT COMPANY INVESTMENT

Allocation of general corporate and other expenses

The condensed combined financial statements include expense allocations for certain functions provided by Federal-Mogul Holdings, including, but not limited to, finance, legal, information technology, human resources, communications, ethics and compliance and employee benefits and incentives. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount, or other measures. During the nine months ended September 30, 2014 and 2013, the Company was allocated the following functional costs incurred by Federal-Mogul Holdings, which are included in the combined statements of comprehensive income (loss) as follows:

	Nine Months Ended September 30
	2014	2013
	(Millions of Dollars)
Selling, general and administrative expenses	$21	$36

Total	$21	$36

The expense allocations have been determined on a basis that both the Company and Federal-Mogul Holdings consider to be a reasonable reflection of the utilization of services provided or the benefit received by the Company during the periods presented. However, the allocations may not reflect the expenses the Company would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, which functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Related party purchases

The Company purchases certain finished goods from Federal-Mogul Holdings on an ongoing basis. Such purchases totaled $203 million and $226 million for the nine months ended September 30, 2014 and 2013, respectively, and are included within Cost of products sold in the combined statements of comprehensive income (loss) . The Company had sales of $35 million and $29 million to Federal-Mogul Holdings for the nine months ended September 30, 2014 and 2013, respectively.

Parent company investment

It is not meaningful to show share capital or retained earnings for the Company. The net assets are represented by the cumulative investment of Federal-Mogul Holdings that is shown as Parent company investment, which comprises share capital and retained earnings of the companies within Federal-Mogul Holdings, after eliminating investments in the companies within the Federal-Mogul Holdings group.

Net transfers to Parent are included within parent company investment on the Combined Statements of Investments in FM Motorparts. The components of the net transfers to parent for the nine months ended September 30, 2014 and the year ended December 31, 2013 are as follows:

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
	(Millions of Dollars)
Net change in income tax accounts	$(5)	$(6)
Allocation of overhead/other expenses	(21)	(47)
Net advances (to) from parent	331	(153)

Total net transfers (to) from parent	$305	$(206)

10.	INVESTMENTS IN NON-COMBINED AFFILIATES

Federal-Mogul Holdings maintains investments in an affiliate in South Korea and a joint venture in Turkey, each of which contains operations associated with the Company’s business. Federal-Mogul Holdings’ ownership percentages are 34% for the South Korea affiliate and 50% for the Turkey joint venture. In addition, Federal-Mogul Holdings owns 100% of each of an affiliate in France and Germany that were deconsolidated in connection with the Honeywell Acquisition, as discussed below. These affiliates are not controlled by either Federal-Mogul Holdings or the Company. The investments are shown as investments in non-combined affiliates and represent the FM Motorparts components of these Federal-Mogul Holdings investments. These affiliates are businesses established and maintained in connection with the Company’s operating strategy and are not special purpose entities. With the exception of the deconsolidated business discussed below, the Company generally equates control to ownership percentage whereby investments that are more than 50% owned are consolidated.

As part of the regulatory approval related to the Honeywell Acquisition, the Company committed to divest, or procure the divestiture of, the commercial vehicle brake pads business relating to the OEM/OES market in the European Economic Area (“EEA”), based at the manufacturing plant in Marienheide, Germany, and the light vehicle brake pads business relating to the OEM/OES market in the EEA, based at the manufacturing plant in Noyon, France (collectively, the “Divestment Business”). Furthermore, to the extent possible, the Company has committed to keep the Divestment Business separate from the business(es) it is retaining, and, unless explicitly permitted, committed to ensure that: (i) Company management and staff have no involvement in the Divestment Business; and (ii) certain key personnel of the Divestment Business have no involvement in any business retained by the Company and do not report to any individual outside the Divestment Business. As such, the Company deconsolidated its subsidiaries or group of assets that are subject to regulatory commitments and recorded an investment in unconsolidated subsidiary, which will be accounted for as an equity method investment until disposition.

The following represents the Company’s aggregate investments in these affiliates:

	September 30, 2014	December 31, 2013
	(Millions of Dollars)
Investments in non-combined affiliates	$57	$42

The following tables present selected aggregated financial information of Federal-Mogul Holdings’ non-consolidated affiliates in South Korea, France, Germany, and Turkey. The investments included in the combined financial statements represent the Company’s portion of the earnings based on how the Company was historically managed within Federal-Mogul Holdings.

	Nine Months Ended September 30
	2014	2013
	(Millions of Dollars)
Equity earnings of non-combined affiliates	$12	$8
Cash dividends received from non-combined affiliates	5	12

The following tables present selected aggregated financial information of Federal-Mogul Holdings’ non-combined affiliates:

	Nine Months Ended September 30
	2014	2013
	(Millions of Dollars)
Statements of Comprehensive Income (Loss)
Sales	$362	$360
Gross profit	80	76
Income from continuing operations	61	57
Net income	49	46

11.	ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	September 30 2014	December 31 2013
	(Millions of Dollars)
Accrued rebates	$128	$122
Accrued compensation	78	65
Non-income tax payable	33	17
Alleged defective products	29	30
Accrued product returns	23	20
Restructuring	15	14
Accrued professional services	15	6
Accrued income taxes	4	4
Other	3	1

	$328	$279

12.	PENSIONS AND OTHER POSTEMPLOYMENT BENEFITS

The Company sponsors defined benefit pension plans (“Pension Benefits”) and postretirement health care and life insurance benefits (“Other Postemployment Benefits” or “OPEB”) for certain employees and retirees outside of the United States. Using appropriate actuarial methods and assumptions, the Company’s defined benefit pension plans and postemployment benefits other than pensions are accounted for in accordance with FASB ASC Topic 715.

Components of net periodic benefit cost (credit) for the nine months ended September 30, 2014 and 2013 were as follows:

	Pension Benefits		Other Postemployment Benefits
	2014	2013	2014	2013
	(Millions of Dollars)
Service cost	$2	$2	$—	$—
Interest cost	1	1	1	1
Expected return on plan assets	(1)	(1)	—	—

Net periodic cost	$2	$2	$1	$1

13.	INCOME TAXES

Operations of certain businesses included in FM Motorparts’ combined financial statements are divisions of legal subsidiaries included in Federal-Mogul Corporation’s consolidated U.S. federal and state income tax returns, or tax returns of non-U.S. entities of Federal-Mogul Corporation. The provision for income taxes and related balance sheet accounts of such entities have been prepared and presented in the combined financial statements based on a separate return basis. Differences between FM Motorparts’ separate return income tax provision and cash flows attributable to income taxes for businesses that were divisions of legal entities have been recognized as capital contributions from, or dividends to, Federal-Mogul Corporation, within FM Motorparts’ net parent investment.

Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

For the nine months ended September 30, 2014, the Company recorded income tax expense of $(36) million on income from continuing operations before income taxes of $45 million. This compares to income tax expense of $(43) million on income from continuing operations before income taxes of $73 million in the same period of 2013. Income tax expense for the nine months ended September 30, 2014 differs from the U.S. statutory rate due primarily to pre-tax losses with no tax benefit, partially offset by income in jurisdictions with no tax expense due to offsetting valuation allowance changes. Income tax expense for the nine months ended September 30, 2014 differs from the U.S. statutory rate due primarily to pre-tax losses with no tax benefit, partially offset by income in jurisdictions with no tax expense due to offsetting valuation allowance changes.

14.	COMMITMENTS AND CONTINGENCIES

Environmental Matters

The Company is a defendant in lawsuits filed, or the recipient of administrative orders issued or demand letters received, in various jurisdictions pursuant to the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980 (“CERCLA”) or other similar national, provincial or state environmental remedial laws. These laws provide that responsible parties may be liable to pay for remediating contamination resulting from hazardous substances that were discharged into the environment by them, by prior owners or occupants of property they currently own or operate, or by others to whom they sent such substances for treatment or other disposition at third party locations. The Company has been notified by the United States Environmental Protection Agency, other national environmental agencies, and various provincial and state agencies that it may be a potentially responsible party (“PRP”) under such laws for the cost of remediating hazardous substances pursuant to CERCLA and other national and state or provincial environmental laws. PRP designation typically requires the funding of site investigations and subsequent remedial activities.

Many of the sites that are likely to be the costliest to remediate are often current or former commercial waste disposal facilities to which numerous companies sent wastes. Despite the potential joint and several liability that might be imposed on the Company under CERCLA and some of the other laws pertaining to these sites, the Company’s share of the total waste sent to these sites generally has been small. The Company believes its exposure for liability at these sites is limited.

The Company has also identified certain other present and former properties at which it may be responsible for cleaning up or addressing environmental contamination, in some cases as a result of contractual commitments and/or federal or state environmental laws. The Company is actively seeking to resolve these actual and potential statutory, regulatory and contractual obligations. Although difficult to quantify based on the complexity of the issues, the Company has accrued amounts corresponding to its best estimate of the costs associated with such regulatory and contractual obligations on the basis of available information from site investigations and best professional judgment of consultants.

Total environmental liabilities, determined on an undiscounted basis are included in the combined balance sheets as follows:

	September 30 2014	December 31 2013
	(Millions of Dollars)
Other current liabilities	$2	$2
Other accrued liabilities (noncurrent)	2	2

	$4	$4

Management believes that recorded environmental liabilities will be adequate to cover the Company’s estimated liability for its exposure in respect to such matters. In the event that such liabilities were to significantly exceed the amounts recorded by the Company, the Company’s results of operations and financial condition could be materially affected. At September 30, 2014, management estimates that reasonably possible material additional losses above and beyond management’s best estimate of required remediation costs as recorded approximate $26 million.

Asset Retirement Obligations

The Company records asset retirement obligations (“ARO”) in accordance with FASB ASC 410. The Company’s primary ARO activities relate to the removal of hazardous building materials at its facilities. The Company records an ARO at fair value upon initial recognition when the amount can be reasonably estimated, typically upon the expectation that an operating site may be closed or sold. ARO fair values are determined based on the Company’s determination of what a third party would charge to perform the remediation activities, generally using a present value technique.

For those sites that the Company identifies in the future for closure or sale, or for which it otherwise believes it has a reasonable basis to assign probabilities to a range of potential settlement dates, the Company will review these sites for both ARO and impairment issues.

The Company has identified sites with contractual obligations and several sites that are closed or expected to be closed and sold. In connection with these sites, the Company maintains ARO liabilities in the combined balance sheets as follows:

	September 30 2014	December 31 2013
	(Millions of Dollars)
Other current liabilities	$1	$2
Other accrued liabilities (noncurrent)	16	15

	$17	$17

The Company has conditional asset retirement obligations (“CARO”), primarily related to removal costs of hazardous materials in buildings, for which it believes reasonable cost estimates cannot be made at this time because the Company does not believe it has a reasonable basis to assign probabilities to a range of potential settlement dates for these retirement obligations. Accordingly, the Company is currently unable to determine amounts to accrue for CARO at such sites.

Affiliate Pension Obligations

In July 2013, Federal-Mogul Holdings completed a common stock rights offering. The purchases of shares of common stock in the rights offering increased the indirect control of Mr. Carl C. Icahn to approximately 80.73% of the voting power. As a result of the more than 80% ownership interest in Federal-Mogul Holdings by Mr. Icahn’s affiliates, Federal-Mogul Holdings and, as a result of the spin-off discussed in Note 1, the Company will be subject to the pension liabilities of all entities in which Mr. Icahn has a direct or indirect ownership interest of at least 80%. One such entity, ACF Industries LLC (“ACF”), is the sponsor of several pension plans. All of the minimum funding requirements of the Code and the Employee Retirement Income Security Act of 1974 for these plans have been met as of September 30, 2014. If the ACF plans were voluntarily terminated, they would be underfunded by approximately $73 million as of September 30, 2014. These results are based on the most recent information provided by the plans’ actuaries. These liabilities could increase or decrease, depending on a number of factors, including future changes in benefits, investment returns, and the assumptions used to calculate the liability. As a member of the controlled group, the Company would be liable for any failure of ACF to make ongoing pension contributions or to pay the unfunded liabilities upon a termination of the pension plans of ACF. In addition, other entities now or in the future within the controlled group in which the Company is included may have pension plan obligations that are, or may become, underfunded and the Company would be liable for any failure of such entities to make ongoing pension contributions or to pay the unfunded liabilities upon termination of such plans. Further, the failure to pay these pension obligations when due may result in the creation of liens in favor of the pension plan or the Pension Benefit Guaranty Corporation (“PBGC”) against the assets of each member of the controlled group.

The current underfunded status of the pension plans of ACF requires it to notify the PBGC of certain “reportable events” such as if the Company ceases to be a member of the ACF controlled group, or the Company makes certain extraordinary dividends or stock redemptions. The obligation to report could cause the Company to seek to delay or reconsider the occurrence of such reportable events.

In addition, following the spin-off, the Company will be subject to the pension liabilities of Federal-Mogul Holdings as a member of the controlled group. If the Federal-Mogul Holdings plan was voluntarily terminated, it would be underfunded by approximately $275 million as of December 31, 2013, based on the most recent information provided by the plan’s actuaries.

Icahn Enterprises Holdings L.P. and IEH FM Holdings LLC have undertaken to indemnify Federal-Mogul Holdings and, as a result of the spin-off discussed in Note 1, it is expected that they will indemnify the Company for any and all liability imposed upon the Company pursuant to the Employee Retirement Income Security Act of 1974, as amended, or any regulation thereunder (“ERISA”) resulting from the Company being considered a member of a controlled group within the meaning of ERISA § 4001(a)(14) of which American Entertainment Properties Corporation is a member, except with respect to liability in respect to any employee benefit plan, as defined by ERISA § 3(3), maintained by the Company. Icahn Enterprises Holdings L.P. and IEH FM Holdings LLC are not required to maintain any specific net worth and there can be no guarantee Icahn Enterprises Holdings L.P. and IEH FM Holdings LLC will be able to fund its indemnification obligations to the Company.

Other Matters

On April 25, 2014, a group of plaintiffs brought an action against Federal-Mogul Products, Inc. (“F-M Products”), a wholly owned subsidiary of Federal-Mogul Holdings, alleging injuries and damages associated with the discharge of chlorinated hydrocarbons by the former owner of an FM Motorparts facility located in Kentucky. Since 1998, when F-M Products acquired the facility, it has been cooperating with the applicable regulatory agencies on remediating the prior discharges pursuant to an order entered into by the facility’s former owner. The Company is unable to estimate any reasonably possible range of loss for reasons including that the plaintiffs did not claim any amount of damages in their complaint. F-M Products intends to vigorously defend this litigation.

The Company is involved in other legal actions and claims, directly and through its subsidiaries. Management does not believe that the outcomes of these other actions or claims are likely to have a material adverse effect on the Company’s combined financial position, results of operations or cash flows.

15.	CHANGES IN ACCUMULATED OTHER COMPREHENSIVE LOSS BY COMPONENT (NET OF TAX)

The following represents the Company’s changes in accumulated other comprehensive loss (“AOCL”) by component for the nine months ended September 30, 2014:

	Foreign Currency Translation Adjustments	Pensions and Other Post- employment Benefits	Total
	(Millions of Dollars)
Balance at January 1, 2014	$(113)	$(9)	$(122)
Other comprehensive (loss) income before reclassifications	(77)	3	(74)

Other comprehensive (loss) income	(77)	3	(74)

Balance at September 30, 2014	$(190)	$(6)	$(196)

16.	OPERATIONS BY GEOGRAPHIC SEGMENT

FM Motorparts sells a broad portfolio of leading brands and products across three geographic business segments: Americas, EMEA and Asia-Pacific. For the year ended nine months ended September 30, 2014, FM Motorparts derived approximately 57% of its sales in the Americas, approximately 38% of its sales in EMEA and 5% of its sales in Asia-Pacific. Each of the Company’s operating segments reports its results from operations and makes its requests for capital expenditures directly to the Company’s chief operating decision-maker.

Operational EBITDA is defined as earnings from continuing operations before interest, income taxes, depreciation and amortization, and certain items such as restructuring and related costs, and impairment charges, gains or losses on the sales of businesses, the non-service cost components of the U.S. based funded pension plan, OPEB curtailment gains or losses, the income statement impacts associated with stock appreciation rights, loss on extinguishment of debt and costs associated with acquisitions, legal separation and headquarters relocation. Management believes that Operational EBITDA provides supplemental information for management and investors to evaluate the operating performance of its business. Management uses and believes that investors benefit from referring to Operational EBITDA in assessing the Company’s operating results, as well as in planning, forecasting and analyzing future periods, because Operational EBITDA is a measure of corporate performance exclusive of capital structure and the method by which assets were acquired and financed. Operational EBITDA should not be considered in isolation or as a substitute for net income (loss) or other income statement or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Also, Operational EBITDA, as determined and presented by the Company, may not be comparable to related or similarly titled measures reported by other companies. Net sales, cost of products sold, and gross profit information are as follows:

	Nine Months Ended September 30
	Net Sales		Cost of Products Sold		Gross Profit
	2014	2013	2014	2013	2014	2013
	(Millions of Dollars)
Americas	$1,361	$1,292	$(1,099)	$(1,064)	$262	$228
EMEA	888	809	(763)	(668)	125	141
Asia-Pacific	121	108	(100)	(93)	21	15

Total	$2,370	$2,209	$(1,962)	$(1,825)	$408	$384

Operational EBITDA and the reconciliation to net income (loss) were as follows:

	Nine Months Ended September 30
	2014	2013
	(Millions of Dollars)
Americas	$123	$99
EMEA	38	56
Asia-Pacific	9	10

Total Operational EBITDA	170	165
Items required to reconcile Operational EBITDA to net income:
Depreciation and amortization	(90)	(79)
Interest expense, net	(2)	(2)
Restructuring expense, net	(21)	(7)
Acquisition, legal separation and headquarter relocation costs	(13)	(3)
Discontinued operations	—	(10)
Adjustment of assets to fair value	(1)	—
Stock appreciation rights	1	(1)
Income tax expense	(36)	(43)
Other	1	—

Net income	$9	$20

Total assets are as follows:

	Total Assets
	September 30, 2014	December 31, 2013
	(Millions of Dollars)
Americas	$2,099	$1,999
EMEA	1,212	871
Asia-Pacific	220	147

Total Company	$3,531	$3,017